VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


06014107

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

May 31, 2006

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits the printed versions (in English and German) of the interim report 3/2005, the Annual Report 2005 as well as the interim report 1/2006.

Please contact the left undersigned by calling +49-511-5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh
Associate Director
Corporate Communicati

abriele Bommersbach
ssistant

Interim Report 1/2006

hannover re®

KEY FIGURES

of the Hannover Re Group

Figures in EUR million	2006		2005	
	1.1.–31.3.	+/- previous year	1.1.–31.3.	31.12.
Results				
Gross written premium	2 849.2	+8.9%	2 617.3	
Net premium earned	1 998.1	+12.2%	1 780.7	
Net underwriting result	(6.1)	(85.0%)	(40.8)	
Net investment income	245.2	+2.3%	239.8	
Operating profit (EBIT)	214.3	+38.6%	154.6	
Group net income	105.7	+7.6%	98.3	
Balance sheet				
Policyholders' surplus	4 643.8	+1.0%		4 595.6
Total shareholders' equity	2 619.5	+0.7%		2 601.0
Minority interests	585.9	+5.3%		556.5
Hybrid capital	1 438.4	+0.0%		1 438.1
Investments (incl. funds held by ceding companies)	28 261.7	+2.7%		27 526.4
Total assets	41 144.3	+3.4%		39 789.2
Share				
Earnings per share (diluted) in EUR	0.88	+7.6%	0.81	0.41
Book value per share in EUR	21.72	(0.5%)	21.83	21.57
Ratios				
Combined ratio (property and casualty reinsurance)	98.5%		96.8%	112.8%
Retention	87.3%		84.3%	80.3%
Return on investment	4.1%		4.1%	4.8%
EBIT margin [1]	10.7%		8.7%	1.6%
Return on equity (after tax)	16.2%		15.2%	1.9%

[1] *Operating profit (EBIT)/net premium earned*

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

Your company has started the new year on a successful note. With our quarterly result we have taken a vital first step towards achieving our profit target for 2006 – namely a return on equity of at least 15 percent. At the end of the day, this also testifies to your company's ability to withstand even the most catastrophic loss events such as the 2005 hurricanes.

I would now like to outline for you the development of our portfolio in the current financial year to date, broken down into our four strategic business groups:

Turning first to *property and casualty reinsurance*, our largest and most important business group, I can report that market conditions continue to be highly favourable. Although our treaty renewals as at 1 January 2006 did not live up to all our expectations, we were still able to surpass the already high rate level in some areas. The updating of pricing models to reflect experiences gained in the wake of last year's hurricanes also played a part in this positive trend. We enhanced our quotation models to include loadings for components that had previously been disregarded or inadequately modelled. Our efforts to push through the resulting rate increases for catastrophe covers on the market were successful. What is more, as part of our risk management activities we significantly scaled back peak risks. Overall, then, we were able to bring about a highly profitable readjustment of our portfolio.

Our latest transfer of insurance risks to the capital market should also not go unmentioned: as you are doubtless aware, we have long used such transactions as an equity substitute to keep our cost of capital low. Through the most recent and largest-volume transaction in the company's history – dubbed "K5" – we have made ourselves less vulnerable to the sharply higher prices prevailing on the retrocession market.

All in all, the development of property and casualty reinsurance in the first quarter gave grounds for considerable satisfaction: in contrast to the first quarter of 2005, the burden of major losses came in below the multi-year average of eight percent of net premium; the performance of the rest of the portfolio was also highly gratifying overall.

I have similarly good news to report on *life and health reinsurance*: in this business group we were able to significantly boost our gross premium income. The primary growth impetus here derived from European markets, where we were able to write an increased volume of new business – especially in the area of annuity insurance in the United Kingdom. The performance of life and health reinsurance is notable for its continuity relative to the previous year and highlights the quality of our worldwide portfolio. We expect even better results for the coming quarters.

In *financial reinsurance* we are satisfied with the business development. After appreciable declines in premium in the previous quarters we are seeing a clear revival of interest in financial reinsurance products. This is borne out by the sharply higher gross premium volume. I feel very confident that this trend will be sustained over the course of the year.

Following a rather lean period I am especially pleased to report that our *specialty insurance* business group is back on a positive track. In the first quarter we began the process of transferring all US specialty business to the newly established Praetorian Financial Group, Inc.; Clarendon Insurance Group, Inc., which has written this business to date, will now concentrate on the professional management of the expired programs as well as a still highly attractive portfolio of commodity business. This separation marks the final logical step in our restructuring activities aimed at maximising the value of our specialty insurance business group. The results for the first quarter clearly demonstrate that we are on the right course.

The performance of our *investments* was most satisfactory: the continued strong underwriting cash flow boosted the self-managed assets and the income generated on this portfolio. We consequently closed the first quarter with a further improvement in our net investment income.

The movements in our *share price* in the first quarter were mixed. Until late February our share enjoyed a very positive price trend. At the beginning of March, however, it took some significant mark-downs – albeit for reasons not associated with the development of our business. We nevertheless held our own against our internal benchmark, the Global Reinsurance Index.

I would like to thank you – as always also on behalf of my colleagues on the Executive Board – most sincerely for your trust in Hannover Re. We shall continue to pursue our overriding goal of leading your company profitably and safely into the future.

Yours sincerely



Wilhelm Zeller
Chairman of the Executive Board

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2)] Hannover	Chairman
Dr. Paul Wieandt [2)] Königstein i. T.	Deputy Chairman
Herbert K. Haas [1) 2)] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3)] Hannover	
Ass. Jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Staff representative

THE HANNOVER RE SHARE

Movements on German capital markets in the first quarter of 2006 were extremely promising. The German stock index (Dax) closed at 5,970 points on 31 March 2006 and touched a new high of 5,984 points for the year to date. This was equivalent to an increase of 10.4% compared to the level of 31 December 2005.

Mid-caps developed even more favourably: as at the end of the quarter the MDax (+18.6%) again outperformed all benchmark indices. The Dax (+10.4%), CDax for Insurance Stocks (+6.1%) as well as the EuroStoxx 50 (+7.7%) and Dow Jones (+3.7%) all lagged well behind the MDax.

The Hannover Re share similarly benefited from the very upbeat mood on the markets, although it fell well short of the benchmark stock indices. Our share reached its highest point of the year to date on 1 February 2006 with a price of EUR 32.10. The analysts' conference held in conjunction with the publication of our 2005 annual financial statements was held at the end of March. The Executive Board took this opportunity to present, inter alia, our forward-looking risk and capital management activities and explained that even in the aftermath of 2005's devastating natural disasters Hannover Re – as one of the few reinsurers in the world – was not compelled to dip into its capital resources. In early March our share came under pressure in the context of the annual reporting season for the reinsurance industry. Once our results had been published, however, the price rallied to close the quarter at EUR 30.61. This was equivalent to a performance of +2.3% in the period since 31 December 2005.

Performance of the Hannover Re share compared with standard benchmark indices



in %
170
160
150
140
130
120
110
100
90
3 January 2005
29 January 2005
28 February 2005
30 March 2005
29 April 2005
29 May 2005
28 June 2005
28 July 2005
27 August 2005
26 September 2005
26 October 2005
25 November 2005
25 December 2005
24 January 2006
23 February 2006
31 March 2006
Hannover Re share
Dax
CDax for insurance stocks
MDax

In the first quarter of the current market year the Hannover Re share nevertheless performed better than our internal benchmark, the weighted "ABN Amro Rothschild Global Reinsurance Index": our share had outperformed the index by 5.6 percentage points as at the end of the quarter.

Analysts currently put the price target for the Hannover Re share at around EUR 37 on average, i.e. about 20% higher than the closing price for the quarter. Given its present price of roughly EUR 30, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 31 March 19 of the 33 analysts listed in Bloomberg (i.e. 57.6%) recommended the Hannover Re share as a "buy".

The Hannover Re share in comparison with the ABN Amro Rothschild Global Reinsurance Index


in %
120
115
110
105
100
95
90
3 January 2005
29 January 2005
28 February 2005
30 March 2005
29 April 2005
29 May 2005
28 June 2005
28 July 2005
27 August 2005
26 September 2005
26 October 2005
25 November 2005
25 December 2005
24 January 2006
23 February 2006
31 March 2006
Hannover Re share
AA Global Reinsurance Index

The ABN Amro Rothschild Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	31.3.2006	2005	2004	2003 [1]	2002 [1]	2001 [1]
Earnings per share (diluted)	0.88	0.41	2.32	3.24	2.75	0.11
Dividend per share	–	–	1.00	0.95	0.85	–
Corporation-tax credit	–	–	–	–	–	–
Gross dividend	–	–	1.00	0.95	0.85	–

[1] US GAAP

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 50.2% Free float: 49.8%
Common shares as at 31 March 2006:	EUR 120,597,134.00
Number of shares as at 31 March 2006:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 March 2006:	EUR 3,691.5 million

Business development

All in all, we are highly satisfied with the progress of the first quarter of 2006. All four business groups developed according to plan, and the results recorded to date therefore establish a solid foundation for achieving our profit target for the full financial year.

Gross written premium in total business amounted to EUR 2.8 billion (EUR 2.6 billion) as at 31 March 2006; this corresponds to growth of 8.9% compared to the same period of the previous year. Exchange-rate movements had a positive effect of 6.5%. The level of retained premium climbed by a modest 3.0 percentage points to 87.3%, causing net premium to rise by a more marked 12.2% to EUR 2.0 billion (EUR 1.8 billion).

The performance of our investments was satisfactory overall, although the rise in interest rates on fixed-income securities took a toll on our unrealised gains. Our portfolio of self-managed assets grew to EUR 19.3 billion. Net investment income improved by 2.3 % to EUR 245.2 million (EUR 239.8 million) on the basis of a 36.0 % surge in the income from self-managed assets and a simultaneous decline in interest on deposits.

The operating profit (EBIT) was boosted by a very healthy 38.6% to EUR 214.3 million (EUR 154.6 million). Due to a somewhat higher tax load than in the same period of the previous year Group net income as at 31 March 2006 improved by a less appreciable 7.6% to EUR 105.7 million (EUR 98.3 million). Earnings of EUR 0.88 (EUR 0.81) per share were generated, corresponding to an annualised return on equity of 16.2%.

As part of our pro-active approach to capital management we have used securitisations – i.e. the transfer of insurance risks to the capital market – as an equity substitute for many years. This enables us to keep our cost of capital low and return on equity high. In 2006 we concluded another such transaction – referred to as "K5" – which represents a capital substitute of USD 414 million for Hannover Re. "K5" is thus our largest-volume risk securitisation to date. By way of this transaction we are also providing against shortages and rising prices on the retrocession markets and safeguarding the underwriting capacity needed to share in the profitable market opportunities that will present themselves in the coming years. The portfolio underlying the "K5" securitisation consists of non-proportional property catastrophe, aviation and marine (including offshore) reinsurance risks.

Our financial strength continues to be very good. Shareholders' equity increased by around EUR 18 million compared to the position as at 31 December 2005 to reach EUR 2.6 billion. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, also grew by 1.0% to EUR 4.6 billion (EUR 4.6 billion).

Property and casualty reinsurance

The treaty renewals as at 1 January 2006 – the date when roughly two-thirds of our business was renewed – passed off highly satisfactorily. Although not all our expectations were realised, we were again able to improve on the already very high level of rates in many areas of the portfolio.

The extraordinarily intense hurricane season of the previous year was the primary factor in preserving a favourable market climate for reinsurers in the USA. Higher rates were pushed through, especially in programmes that had been impacted by the hurricanes; the increases here averaged 50%, although in some instances they exceeded 100%. The development of the other segments was also highly satisfactory, with average rate rises of 5% to 10%.

The updating of pricing models to reflect the insights gained from the hurricanes also played a part in the positive rate trend: the market accepted the adjustment of quotation models to include loadings for components that had previously been disregarded or inadequately

modelled, such as cyclical climate fluctuations, flood and inundation damage, business interruption losses or demand-driven price rises for restorative and remedial services. In addition to revising our models, we also scaled back our peak exposures – in some cases significantly so – as at 1 January.

Gross written premium totalled EUR 1.4 billion (EUR 1.3 billion) as at 31 March 2006; this corresponded to an increase of 6.3%. At constant exchange rates, especially against the US dollar, growth would have come in at 1.4%. The level of retained premium increased by 1.2% to 88.4%. Net premium earned surged 19.2% to EUR 1.0 billion (EUR 0.9 billion).

Key figures for property and casualty reinsurance

Figures in EUR million	2006		2005
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	1 418.7	+6.3%	1 335.3
Net premium earned	1 014.7	+19.2%	851.4
Underwriting result	14.8	(45.4%)	27.1
Net investment income	113.2	+33.1%	85.1
Operating profit (EBIT)	121.9	+55.6%	78.4
Group net income	60.7	+11.4%	54.5
Earnings per share in EUR	0.51	+13.3%	0.45
Retention	88.4%		87.2%
Combined ratio	98.5%		96.8%

On the claims side the first quarter developed in line with our expectations. A number of major losses were incurred, including a satellite loss, one fire and one marine claim and cyclone "Larry", which caused considerable damage in Queensland, Australia. The total burden for net account was EUR 40.0 million. This figure is equivalent to 3.9% of net premium in property and casualty reinsurance and is hence well below the multi-year average of 8% – a promising starting-point for the full financial year. The combined ratio stood at 98.5% (96.8%) and reflects a conservative and risk adjusted reserving of the first quarter.

The results trend in property and casualty reinsurance was most gratifying: the operating profit (EBIT) improved by 55.6% to EUR 121.9 million (EUR 78.4 million). Group net income as at 31 March 2006 amounted to EUR 60.7 million (EUR 54.5 million), a rise of 11.4%. Earnings of EUR 0.51 (EUR 0.45) per share were generated.

Life and health reinsurance

Developments in life and health reinsurance in the first quarter of 2006 were very much as expected. We again enlarged our premium volume: growth impetus derived primarily from the European markets – including for example from the United Kingdom where Hannover Re wrote particularly strong new business in the area of annuity insurance. Broadly speaking, the demographic trend continues to be the driver of growth in annuity and health insurance. With this in mind we consider Germany, in particular, to be a highly promising market for the future, since – unlike in the Anglo-Saxon markets – products for senior citizens are still underrepresented here. This optimism remains justified even though, in the current interest rate environment, enhanced

annuities cannot as yet be designed as attractively as we would like on the pricing side.

In addition to the enhanced annuities segment, our focus in Europe is on expanding our activities in the bancassurance sector. The American market continued to be dominated by steady growth in senior citizens' products and high-value financing transactions.

Gross written premium as at 31 March 2006 totalled EUR 605.7 million (EUR 541.4 million), an increase of 11.9%. At constant exchange rates growth would have come in at 6.6%. Net premium earned rose by a less marked 3.4% to EUR 525.8 million (EUR 508.4 million) due to a reduction of 6.8 percentage points in the retention to 87.7% (94.5%).

All in all, life and health reinsurance got off to a satisfactory start in the first three months. The results built on the very good performance of the comparable period in the previous year.

The operating profit (EBIT) edged up 1.3% to EUR 25.9 million (EUR 25.6 million). Group net income as at 31 March 2006 contracted by 19.8% to EUR 14.0 million (EUR 17.5 million), producing earnings of EUR 0.12 (EUR 0.14) per share. The appreciable decrease can be attributed primarily to higher minority interests. We nevertheless continue to anticipate significantly improved profitability for the full financial year.

Key figures for life and health reinsurance

Figures in EUR million	2006		2005
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	605.7	+11.9%	541.4
Net premium earned	525.8	+3.4%	508.4
Net investment income	63.3	+5.9%	59.7
Operating profit (EBIT)	25.9	+1.3%	25.6
Group net income	14.0	(19.8%)	17.5
Earnings per share in EUR	0.12	(14.3%)	0.14
Retention	87.7%		94.5%
EBIT margin [1]	4.9%		5.0%

[1] *Operating profit (EBIT)/net premium earned*

For the 2005 financial year we are for the first time reporting the "European Embedded Value" (EEV). This replaces the calculation of the value of in-force business and constitutes an actuarial valuation of the life and health (re)insurance portfolio. The EEV for Hannover Re amounts to EUR 1.3 billion (EUR 1.2 billion), a highly gratifying increase of 8.2% compared to 2004. Both the business and the profitability have developed favourably; the operating embedded value earnings amounted to EUR 112.5 million, while the value of new business totalled EUR 84.7 million. Further details are provided on our website.

Financial reinsurance

The development of financial reinsurance in the first quarter gave grounds for considerable satisfaction. Particularly notable, as in the previous year, was the further expansion of our business in Eastern European and Asian markets. Other regions saw business begin to pick up again towards the end of the previous year after several quarters of declining interest in financial re-

insurance products. This tendency was sustained in the first quarter of 2006. Above all, a resurgence in demand for surplus relief contracts could be observed. The majority of our clients for such solutions are mutual insurers or privately owned insurance companies that do not have access to the capital market.

Key figures for financial reinsurance

Figures in EUR million	2006		2005
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	450.1	+27.2%	353.8
Net premium earned	237.5	+20.8%	196.7
Net investment income	32.1	(54.2%)	70.1
Operating profit (EBIT)	27.5	+7.2%	25.6
Group net income	19.1	+6.8%	17.9
Earnings per share in EUR	0.16	+6.7%	0.15
Retention	96.0%		86.6%
EBIT margin [1]	11.6%		13.0%

[1] *Operating result (EBIT)/net premium earned*

Gross written premium in financial reinsurance surged to EUR 450.1 million (EUR 353.8 million) as at 31 March 2006, a significant rise of 27.2% compared to the same quarter of the previous year. At constant exchange rates growth would have amounted to 18.7%. The level of retained premium climbed 9.4 percentage points to 96.0% (86.6%). Net premium earned increased by 20.8% to EUR 237.5 million (EUR 196.7 million).

The operating profit (EBIT) grew by 7.2% to EUR 27.5 million (EUR 25.6 million). Group net income improved 6.8% on the corresponding quarter of the previous year to reach EUR 19.1 million (EUR 17.9 million). This was equivalent to earnings of EUR 0.16 (EUR 0.15) per share.

Specialty insurance

In the first quarter of 2006 we fundamentally reorganised our specialty business with a view to maximising the value of this business group: the specialty insurance that constitutes the strategic focus of our activities was assumed by the newly established Praetorian Financial Group, Inc. Responsibility for these activities had previously been borne by Clarendon Insurance Group, Inc., which will now concentrate on the professional management of the expired programs as well as commodity business.

As early as 1 January 2006 we were already able to reap the first rewards of this systematic orientation towards specialty business. As at this date we wrote numerous new programs with a premium volume in US dollars running comfortably into the triple-digit millions.

The current state of the US primary insurance market is highly advantageous owing to the effects of last year's hurricanes, and we therefore also renewed profitable programs in commodity business on an opportunistic basis.

The gross premium volume grew by 23.7% to EUR 520.5 million (EUR 420.8 million). At constant exchange rates growth would have amounted to 12.8%. The level of retained premium decreased by 3.6 percentage points to

49.7% (53.3%). Net premium contracted by 5.8% to EUR 213.2 million (EUR 226.4 million).

The results as at 31 March 2006 were highly satisfactory: they clearly show that we are well on the way to bringing the specialty insurance business group back onto the right track.

The combined ratio improved on the figure for the same period of the previous year to a very good 91.6% (96.0%). The operating profit (EBIT) consequently increased by a sizeable 83.2% to EUR 28.8 million (EUR 15.7 million). Group net income climbed 49.2% as at 31 March 2006 to EUR 18.7 million (EUR 12.5 million), generating earnings of EUR 0.16 (EUR 0.10) per share.

Key figures for specialty insurance

Figures in EUR million	2006		2005
	1.1.–31.3.	+/- previous year	1.1.–31.3.
Gross written premium	520.5	+23.7%	420.8
Net premium earned	213.2	(5.8%)	226.4
Underwriting result	17.9	+98.7%	9.0
Net investment income	21.1	+204.6%	6.9
Operating profit (EBIT)	28.8	+83.2%	15.7
Group net income	18.7	+49.2%	12.5
Earnings per share in EUR	0.16	+60.0%	0.10
Retention	49.7%		53.3%
Combined ratio	91.6%		96.0%

Net investment income

Spearheaded by European markets, the international stock indices maintained their good performance of the previous year in the first quarter. The situation on US and European bond markets, however, was notable for sharp yield increases in virtually all durations along the yield curve. Despite the largely neutral posture of our bond portfolio, our results came in on target as at 31 March 2006. In the area of fixed-income securities we continue to attach our primary emphasis to high quality.

The sustained strong inflow of cash in the first quarter more than offset the effects associated with the rise in yields on international bond markets and the repercussions of a considerably stronger dollar than at year-end 2005, with the result that our assets under own management grew to EUR 19.3 billion – a rise of 1.2% relative to the position as at the end of the previous year.

Ordinary income excluding interest on deposits jumped 38.1% to EUR 193.8 million, following EUR 140.3 million in the comparable reporting period. This was attributable principally to the sharp surge (19.4%) in self-managed assets in 2005. The rise in interest rates in our main currency areas eroded the unrealised gains in our portfolio of fixed-income securities. Profits on the disposal of investments totalled EUR 22.3 million (EUR 20.6 million), as against realised losses of EUR 13.1 million (EUR 7.3 million). The write-downs taken on securities were again merely minimal at EUR 3.6 million, compared to EUR 2.1 million in the same period of the previous year. Interest on deposits again came in lower, and net investment income consequently improved on the comparable reporting period by a mere 2.3% to EUR 245.2 million (EUR 239.8 million).

Outlook for the full 2006 financial year

In view of the attractive market opportunities that are opening up to us – especially in property and casualty as well as in life and health reinsurance – we are looking forward to a very good 2006 financial year.

Conditions in *property and casualty reinsurance* remain favourable, and the "hard" market has been sustained. This has been further reinforced by the outcome of the treaty renewals for Japan as at 1 April 2006. Prices for windstorm risks, in particular, again moved higher. This favourable trend was assisted in part by the recalibration of pricing models to factor in the insights gained from last year's hurricanes. In this key Asian market for our company we are looking at growth of between 10% and 15%.

For the upcoming renewal phases, too, (1 June/July, 1 October) it is our assumption that market conditions will show further significant improvement. Against the backdrop of considerably higher prices on the retrocession market we are increasingly looking to other ways of limiting our risk, such as structured covers or securitisations. Bearing in mind that we have also reduced our exposures for catastrophe risks, we have put our portfolio on a highly profitable footing.

Despite scaling back our peak risks – especially in the USA –, we expect premium income roughly on the level of the previous year. Provided the burden of major losses is within the bounds of the multi-year average of 8% of net premium, a very good profit contribution can be anticipated.

In *life and health reinsurance* growth impetus is expected from the European markets. Overall, we anticipate double-digit increases in both the premium volume and the result. As things currently stand, our goal of generating an EBIT margin of 5% can be attained in the year under review.

We anticipate growing demand for our products in *financial reinsurance*. Overall premium growth should be able to reach double-digits in percentage terms. The contribution to Group net income is again likely to be most attractive.

In the *specialty insurance* business group we shall again be keeping a particularly close eye on profitability in 2006; a positive result comfortably in excess of the cost of capital is expected.

The anticipated favourable underwriting cash flow will likely lead to further growth in the total asset volume. If interest rates rise slightly investment income should also increase again. Overall, net investment income is expected to come in higher.

In light of the expected development of our business groups and the economic environment, we are absolutely on course to post a very good result for the full 2006 financial year. Assuming that the burden of major losses is in line with the multi-year average and that there are no unexpectedly adverse movements on capital markets, an excellent result should be possible in the current year: we expect to generate a return on equity of at least 15% in the 2006 financial year. Our aim is to pay a dividend in the range of 35% to 40% of Group net income.

CONSOLIDATED BALANCE SHEET

as at 31 March 2006

Figures in EUR thousand	2006	2005
Assets	**31.3.**	**31.12.**
Fixed-income securities – held to maturity	429 397	458 717
Fixed-income securities – loans and receivables	783 735	745 982
Fixed-income securities – available for sale	14 576 746	14 383 176
Fixed-income securities – at fair value through profit or loss	88 982	88 111
Equity securities – available for sale	1 397 677	1 213 291
Equity securities – at fair value through profit or loss	9 934	–
Trading	23 850	22 834
Real estate	193 935	198 122
Investments in associated companies	171 223	170 414
Other invested assets	574 070	563 493
Short-term investments	742 211	769 758
Cash	319 685	465 161
Total investments and cash under own management	19 311 445	19 079 059
Funds held	8 291 358	8 169 282
Contract deposits	658 937	278 028
Total investments	28 261 740	27 526 369
Reinsurance recoverables on unpaid claims	4 534 666	4 739 026
Reinsurance recoverables on benefit reserve	169 506	94 089
Prepaid reinsurance premium	363 997	463 528
Reinsurance recoverables on other technical reserves	4 632	19 436
Deferred acquisition costs	2 341 467	2 228 501
Accounts receivable	4 052 209	3 367 105
Goodwill	197 139	193 098
Deferred tax assets	930 583	881 765
Other assets	281 004	269 000
Accrued interest and rent	7 354	7 290
	41 144 297	39 789 207

Figures in EUR thousand	2006	2005
Liabilities	**31.3.**	**31.12.**
Loss and loss adjustment expense reserve	19 946 923	20 210 041
Benefit reserves	5 799 055	5 779 169
Unearned premium reserve	2 337 839	1 977 570
Provisions for contingent commissions	236 036	190 551
Funds held	1 778 709	1 135 479
Contract deposits	2 595 728	2 442 952
Reinsurance payable	1 610 240	1 139 843
Provisions for pensions	58 930	57 626
Taxes	157 861	135 678
Provision for deferred taxes	1 673 009	1 670 876
Other liabilities	232 496	346 404
Long-term liabilities	1 512 084	1 545 531
Total liabilities	37 938 910	36 631 720
Shareholders' equity		
Common shares	120 597	120 597
Nominal value 120 597 Authorised capital 60 299		
Additional paid-in capital	724 562	724 562
Common shares and additional paid-in capital	845 159	845 159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	170 816	225 391
Cumulative foreign currency translation adjustment	32 139	64 934
Other changes in cumulative other comprehensive income	(1 517)	(1 582)
Total other comprehensive income	201 438	288 743
Retained earnings	1 572 863	1 467 132
Shareholders' equity before minorities	2 619 460	2 601 034
Minority interests	585 927	556 453
Total shareholders' equity	3 205 387	3 157 487
	41 144 297	39 789 207

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 31 March 2006

Figures in EUR thousand	2006	2005
	1.1.–31.3.	1.1.–31.3.
Gross written premium	2 849 166	2 617 265
Ceded written premium	362 429	410 919
Change in gross unearned premium	(400 345)	(384 626)
Change in ceded unearned premium	(88 296)	(40 985)
Net premium earned	1 998 096	1 780 735
Ordinary investment income	193 759	140 321
Profit/loss from investments in associated companies	322	(255)
Income/expense on funds withheld and contract deposits	52 197	97 917
Realised gains on investments	22 313	20 643
Realised losses on investments	13 133	7 260
Unrealised gains and losses on investments	7 733	4 694
Total depreciation, impairments and appreciation of investments	5 081	3 711
Other investment expenses	12 869	12 527
Net investment income	245 241	239 822
Other technical income	199	3 721
Total revenues	2 243 536	2 024 278
Claims and claims expenses	1 327 026	1 234 139
Change in benefit reserves	65 349	54 813
Commission and brokerage, change in deferred acquisition costs	529 763	454 157
Other acquisition costs	7 574	7 484
Other technical expenses	13 746	16 864
Administrative expenses	60 944	57 780
Total technical expenses	2 004 402	1 825 237
Other income and expenses	(24 840)	(44 451)
Operating profit/loss (EBIT)	214 294	154 590
Interest on hybrid capital	20 540	16 227
Net income before taxes	193 754	138 363
Taxes	63 397	27 570
Net income	130 357	110 793
thereof		
Minority interest in profit and loss	24 626	12 507
Group net income	105 731	98 286
Earnings per share		
Earnings per share in EUR	0.88	0.81

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2006

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2005	120 597	724 562	(41 409)	190 389	(1 597)	1 532 611	531 328	3 056 481
Capital increases/ additions	–	–	–	–	–	–	1 714	1 714
Capital repayments	–	–	–	–	–	–	(1 479)	(1 479)
Changes without effect on income	–	–	43 225	(31 888)	(2 090)	–	4 637	13 884
Dividends paid	–	–	–	–	–	–	(19 466)	(19 466)
Net income	–	–	–	–	–	98 286	12 507	110 793
Balance as at 31.3.2005	120 597	724 562	1 816	158 501	(3 687)	1 630 897	529 241	3 161 927
	–	–	–	–	–	–	–	–
Balance as at 1.1.2006	120 597	724 562	64 934	225 391	(1 582)	1 467 132	556 453	3 157 487
Capital increases/ additions	–	–	–	–	–	–	14 130	14 130
Capital repayments	–	–	–	–	–	–	(1 307)	(1 307)
Changes without effect on income	–	–	(32 795)	(54 575)	65	–	1 510	(85 795)
Dividends paid	–	–	–	–	–	–	(9 485)	(9 485)
Net income	–	–	–	–	–	105 731	24 626	130 537
Balance as at 31.3.2006	120 597	724 562	32 139	170 816	(1 517)	1 572 863	585 927	3 205 387

CONSOLIDATED CASH FLOW STATEMENT

as at 31 March 2006

Figures in EUR thousand	2006	2005
	1.1.–31.3.	1.1.–31.3.
I. Cash flow from operating activities		
Net income	130 357	110 793
Appreciation/depreciation	8 661	6 294
Net realised gains and losses on investments	(9 180)	(13 383)
Amortisation of investments	318	2 290
Changes in funds held	436 164	(11 936)
Net changes in contract deposits	(215 502)	(7 705)
Changes in prepaid reinsurance premium (net)	488 641	424 483
Changes in tax assets/provisions for taxes	45 251	2 045
Changes in benefit reserves (net)	7 069	1 889
Changes in claims reserves (net)	192 869	(44 984)
Changes in deferred acquisition costs	(135 708)	(103 993)
Changes in other technical provisions	63 604	22 106
Changes in clearing balances	(254 790)	(67 227)
Changes in other assets and liabilities (net)	(92 442)	107 535
Cash flow from operating activities	665 312	428 207
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	42 235	10 226
Purchases	(16 875)	(18 751)
Fixed-income securities – loans and receivables		
Maturities, sales	–	290 578
Purchases	(41 839)	(276 142)
Fixed-income securities – available for sale		
Maturities, sales	1 978 037	1 423 004
Purchases	(2 644 156)	(1 695 622)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	2 368	2 992
Purchases	(2 643)	(3 778)
Equity securities – available for sale		
Sales	63 074	12 307
Purchases	(141 817)	(14 058)
Other trading securities		
Sales	–	2 855
Purchases	(10 000)	–

Figures in EUR thousand	2006	2005
	1.1.–31.3.	1.1.–31.3.
Other invested assets		
Sales	17 877	14 565
Purchases	(31 979)	(23 026)
Affiliated companies and participating interests		
Sales	2 801	415
Purchases	(11 008)	(20)
Real estate		
Sales	771	–
Purchases	(144)	(51)
Short-term investments		
Changes	18 129	(114 413)
Other changes (net)	(2 151)	(9 213)
Cash flow from investing activities	(777 320)	(398 132)
III. Cash flow from financing activities		
Contribution from capital measures	12 823	284
Dividends paid	(9 485)	(19 466)
Proceeds from long-term debts	1 571	–
Repayment of long-term debts	(31 707)	(275)
Cash flow from financing activities	(26 798)	(19 457)
IV. Exchange rate differences on cash	(6 670)	11 258
Change in cash and cash equivalents (I.+II.+III.+IV.)	(145 476)	21 876
Cash and cash equivalents at the beginning of the period	465 161	481 051
Change in cash and cash equivalents according to cash flow statement	(145 476)	21 876
Cash and cash equivalents at the end of the period	319 685	502 927
Income taxes	(8 882)	(18 095)
Interest paid	(77 715)	(97 273)

SEGMENTAL REPORT
as at 31 March 2006

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3-20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	31.3.	31.12.	31.3.	31.12.
Assets				
Held to maturity	292 902	324 208	25 946	22 349
Loans and receivables	510 639	476 725	44 463	40 219
Available for sale	10 399 837	10 065 983	1 764 605	1 713 446
At fair value through profit or loss	52 280	52 564	35 519	34 338
Trading	15 186	15 345	8 169	6 974
Other invested assets	882 256	881 565	56 950	49 695
Short-term investments	294 405	336 110	279 356	166 824
Cash	181 769	277 828	42 852	47 342
Total investments and cash under own management	12 629 274	12 430 328	2 257 860	2 081 187
Funds held by ceding companies	213 781	206 646	6 626 207	6 497 292
Contract deposits	–	–	658 051	278 028
Total investments	12 843 055	12 636 974	9 542 118	8 856 507
Reinsurance recoverables on unpaid claims	2 170 411	2 178 090	106 556	107 100
Reinsurance recoverables on benefit reserves	–	–	169 506	94 089
Prepaid reinsurance premium	130 250	131 957	3 714	950
Reinsurance recoverables on other reserves	(785)	(1 087)	5 417	5 353
Deferred acquisition costs	280 991	262 885	1 899 682	1 860 294
Accounts receivable	1 893 753	1 370 080	546 224	732 734
Other assets in the segment	2 280 297	2 234 829	183 578	167 942
Total	19 597 972	18 813 728	12 456 795	11 824 969

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
79 361	81 375	–	–	31 188	30 785	429 397	458 717
96 995	96 376	–	–	131 638	132 662	783 735	745 982
1 153 020	1 136 026	1 949 851	1 912 719	707 110	768 293	15 974 423	15 596 467
11 117	1 209	–	–	–	–	98 916	88 111
495	515	–	–	–	–	23 850	22 834
19	63	3	706	–	–	939 228	932 029
73 927	161 173	94 423	105 509	100	142	742 211	769 758
9 161	12 655	77 427	118 256	8 476	9 080	319 685	465 161
1 424 095	1 489 392	2 121 704	2 137 190	878 512	940 962	19 311 445	19 079 059
1 529 846	1 455 396	11 051	12 086	(89 527)	(2 138)	8 291 358	8 169 282
886	–	–	–	–	–	658 937	278 028
2 954 827	2 944 788	2 132 755	2 149 276	788 985	938 824	28 261 740	27 526 369
141 364	141 950	2 538 982	2 738 741	(422 647)	(426 855)	4 534 666	4 739 026
–	–	–	–	–	–	169 506	94 089
1 882	383	368 139	390 253	(139 988)	(60 015)	363 997	463 528
–	–	–	15 170	–	–	4 632	19 436
49 811	6 358	110 983	98 964	–	–	2 341 467	2 228 501
368 488	305 422	1 332 485	1 006 901	(88 741)	(48 032)	4 052 209	3 367 105
37 950	50 527	173 551	165 874	(1 259 296)	(1 268 019)	1 416 080	1 351 153
3 554 322	3 449 428	6 656 895	6 565 179	(1 121 687)	(864 097)	41 144 297	39 789 207

Segmentation of technical and other liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	31.3.	31.12.	31.3.	31.12.
Liabilities				
Loss and loss adjustment expense reserves	12 543 128	12 513 061	1 282 797	1 284 403
Benefit reserves	–	–	5 799 055	5 779 169
Unearned premium reserves	1 400 050	1 181 376	28 908	21 057
Provision for contingent commissions	125 001	119 164	41 442	36 439
Funds held under reinsurance contracts	499 745	472 497	843 710	297 910
Contract deposits	–	–	2 442 576	2 287 462
Reinsurance payable	778 353	415 907	181 173	261 138
Long-term liabilities	73 725	107 432	–	–
Other liabilities in the segment	1 457 998	1 492 279	1 144 059	1 150 229
Total	16 878 000	16 301 716	11 763 720	11 117 807

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
2 732 324	2 789 737	3 808 460	4 051 892	(419 786)	(429 052)	19 946 923	20 210 041
–	–	–	–	–	–	5 799 055	5 779 169
261 329	68 613	786 176	769 691	(138 624)	(63 167)	2 337 839	1 977 570
54 703	34 948	14 890	–	–	–	236 036	190 551
31 747	25 707	493 098	339 365	(89 591)	–	1 778 709	1 135 479
153 152	155 490	–	–	–	–	2 595 728	2 442 952
99 808	108 495	628 543	400 915	(77 637)	(46 612)	1 610 240	1 139 843
–	–	66 940	67 602	1 371 419	1 370 497	1 512 084	1 545 531
166 658	220 240	808 885	887 386	(1 455 304)	(1 539 550)	2 122 296	2 210 584
3 499 721	3 403 230	6 606 992	6 516 851	(809 523)	(707 884)	37 938 910	36 631 720

SEGMENTAL REPORT

as at 31 March 2006

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2006	2005	2006	2005
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Gross written premium	1 418 737	1 335 337	605 685	541 408
thereof				
From insurance business with other segments	22 953	30 311	(2 310)	2 573
From insurance business with external third parties	1 395 784	1 305 026	607 995	538 835
Net premium earned	1 014 705	851 437	525 754	508 356
Net investment income	113 226	85 057	63 254	59 725
Claims and claims expenses	744 780	628 718	337 856	315 978
Change in benefit reserves	–	–	65 349	54 813
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	230 092	170 101	141 423	156 208
Administrative expenses	25 069	25 565	15 205	14 048
Other income and expenses	(6 080)	(33 748)	(3 231)	(1 412)
Operating profit/loss (EBIT)	121 910	78 362	25 944	25 622
Interest on hybrid capital	–	–	–	–
Net income before taxes	121 910	78 362	25 944	25 622
Taxes	42 437	14 657	8 425	6 894
Net income	79 473	63 705	17 519	18 728
thereof				
Minority interest in profit and loss	18 733	9 174	3 510	1 251
Group net income	60 740	54 531	14 009	17 477

Financial reinsurance		Specialty insurance		Consolidation		Total	
2006	2005	2006	2005	2006	2005	2006	2005
1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
450 132	353 835	520 485	420 769	(145 873)	(34 084)	2 849 166	2 617 265
–	–	–	–	–	–	–	–
125 230	1 200	–	–	(145 873)	(34 084)	–	–
324 902	352 635	520 485	420 769	–	–	2 849 166	2 617 265
237 471	196 653	213 194	226 361	6 972	(2 072)	1 998 096	1 780 735
32 103	70 070	21 089	6 924	15 569	18 046	245 241	239 822
126 226	138 673	115 992	149 175	2 172	1 595	1 327 026	1 234 139
–	–	–	–	–	–	65 349	54 813
111 982	99 052	59 778	50 411	7 609	(988)	550 884	474 784
1 678	1 407	19 518	17 765	(526)	(1 005)	60 944	57 780
(2 210)	(1 948)	(10 149)	(187)	(3 170)	(7 156)	(24 840)	(44 451)
27 478	25 643	28 846	15 747	10 116	9 216	214 294	154 590
–	–	1 305	–	19 235	16 227	20 540	16 227
27 478	25 643	27 541	15 747	(9 119)	(7 011)	193 754	138 363
6 022	5 702	8 846	3 215	(2 333)	(2 898)	63 397	27 570
21 456	19 941	18 695	12 532	(6 786)	(4 113)	130 357	110 793
2 383	2 082	–	–	–	–	24 626	12 507
19 073	17 859	18 695	12 532	(6 786)	(4 113)	105 731	98 286

Our secondary segmental reporting for the investments and gross written premium is based upon regional origin.

Investments [1]

Figures in EUR thousand	2006	2005
	31.3.	31.12.
Total investments excluding cash		
Germany	5 236 649	5 138 837
United Kingdom	1 033 129	1 003 165
France	938 089	989 583
Other	2 336 948	2 093 018
Europe	9 544 815	9 224 603
USA	7 663 311	7 677 451
Other	591 936	571 724
North America	8 255 247	8 249 175
Asia	224 962	239 891
Australia	467 864	410 876
Australasia	692 826	650 767
Africa	280 454	245 946
Other	218 418	243 407
Total	18 991 760	18 613 898

Gross written premium [1]

Figures in EUR thousand	2006	2005
	1.1.–31.3.	1.1.–31.3.
Gross written premium		
Germany	503 896	544 457
United Kingdom	348 144	321 104
France	138 174	50 528
Other	289 611	362 108
Europe	1 279 825	1 278 197
USA	1 123 929	984 844
Other	104 480	91 279
North America	1 228 409	1 076 123
Asia	67 833	79 467
Australia	71 001	90 940
Australasia	138 834	170 407
Africa	102 870	52 999
Other	99 228	39 539
Total	2 849 166	2 617 265

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries. Under § 291 Para. 3 No. 1 German Commercial Code (HGB), the consolidated annual accounts of the parent company do not release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

All standards adopted by the IASB as at 31 March 2006 with binding effect for the 2006 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 31 March 2006.

In IFRS 4 "Insurance Contracts" the IASB published standards governing the accounting of insurance contracts that are also applicable to reinsurance contracts. It has divided the "Insurance Contracts" project into two phases. IFRS 4 represents the outcome of Phase I and is a transitional arrangement until the IASB defines the measurement of insurance contracts after completion of Phase II. Hannover Re has applied this standard. In conformity with these basic rules of IFRS 4 and the IFRS Framework, Hannover Re is availing itself of the option of retaining the previously used accounting policies for underwriting items (US GAAP).

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2005.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2006 Kaith Re Ltd., a Bermuda-based special purpose entity for the securitisation of reinsurance risks, was registered under the Segregated Accounts Act 2000, and since that date Hannover Re has held the majority interest in the company. The special purpose entity was also consolidated for the first time as at that date.

Hannover Euro Private Equity Partners IV GmbH & Co. KG was consolidated for the first time in the first quarter of 2006. Hannover Re and E+S Rück each hold shares of 36.8% in the company's capital. The company commenced business operations on 1 January 2006. Its purpose is to build, hold and manage an investment portfolio.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 31 March 2006 it amounted to EUR 24.6 million (EUR 12.5 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of special purpose entities

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re classifies investments according to the following categories: held-to-maturity, loans and receivables, financial assets at fair value through profit or loss, held-for-trading and available-for-sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private-equity limited partnerships.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2005.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2006		2005	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	31.3.	31.3.	31.12.	31.12.
Held to maturity				
due in one year	43 248	42 336	57 293	57 769
due after one through two years	34 687	35 507	49 301	51 086
due after two through three years	26 732	26 449	23 118	23 176
due after three through four years	10 132	10 375	–	–
due after four through five years	–	–	10 538	10 986
due after five through ten years	314 598	333 896	316 565	342 977
due after ten years	–	1 891	1 902	1 902
Total	429 397	450 454	458 717	487 896
Loans and receivables				
due in one year	36 117	36 790	37 417	37 579
due after one through two years	18 653	20 399	19 015	19 709
due after two through three years	24 176	25 033	24 609	26 934
due after three through four years	159 423	155 565	63 631	62 955
due after four through five years	28 734	27 277	127 626	126 003
due after five through ten years	483 201	466 332	436 778	435 410
due after ten years	33 431	28 750	36 906	36 766
Total	783 735	760 146	745 982	745 356
Available for sale				
due in one year	1 416 747	1 410 121	1 543 185	1 529 823
due after one through two years	1 619 855	1 582 741	1 419 412	1 397 314
due after two through three years	2 018 706	2 005 000	2 037 995	2 028 214
due after three through four years	1 487 080	1 455 570	1 638 228	1 617 552
due after four through five years	1 802 636	1 785 562	1 557 596	1 568 347
due after five through ten years	5 433 628	5 299 804	5 175 331	5 208 951
due after ten years	1 006 209	1 037 948	983 662	1 032 975
Total	14 784 861	14 576 746	14 355 409	14 383 176
Financial assets at fair value through profit or loss				
due in one year	54 511	54 511	51 319	51 319
due after one through two years	1 266	1 530	4 310	4 489
due after two through three years	982	1 108	828	939
due after three through four years	–	–	–	–
due after four through five years	–	–	–	–
due after five through ten years	–	–	–	–
due after ten years	31 839	31 833	31 722	31 364
Total	88 598	88 982	88 179	88 111

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

31.3.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Foreign government debt securities	–	–	–	–	–
Debt securities issued by semi-governmental entities	117 513	8 293	–	2 426	128 232
Corporate securities	273 128	12 919	810	8 375	293 612
Asset-backed securities	27 442	655	–	513	28 610
Total	418 083	21 867	810	11 314	450 454

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Foreign government debt securities	20 948	117	–	–	21 065
Debt securities issued by semi-governmental entities	117 078	12 092	–	3 585	132 755
Corporate securities	263 719	16 125	153	8 574	288 265
Asset-backed securities	42 786	998	–	2 027	45 811
Total	444 531	29 332	153	14 186	487 896

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

31.3.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	226 215	512	7 700	5 662	224 689
Corporate securities	304 204	2 082	8 367	5 319	303 238
Asset-backed securities	238 040	1 406	11 522	4 295	232 219
Total	768 459	4 000	27 589	15 276	760 146

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	226 610	749	2 124	6 206	231 441
Corporate securities	304 674	2 546	2 131	8 540	313 629
Asset-backed securities	197 423	1 528	1 194	2 529	200 286
Total	728 707	4 823	5 449	17 275	745 356

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investment classified as available for sale as well as their fair value

31.3.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1 040 238	4 979	15 876	16 323	1 045 664
US treasury notes	3 005 342	393	81 831	26 710	2 950 614
Other foreign government debt securities	329 787	2 282	2 929	2 189	331 329
Debt securities of semi-governmental entities	3 708 576	26 872	82 131	45 140	3 698 457
Corporate securities	4 227 522	39 690	81 431	62 323	4 248 104
Asset-backed securities	1 586 017	8 826	34 975	18 554	1 578 422
Investment funds	705 321	17 155	9 139	10 819	724 156
	14 602 803	100 197	308 312	182 058	14 576 746
Equity securities					
Shares	216 904	57 857	1 106	–	273 655
Investment funds	876 903	247 119	–	–	1 124 022
	1 093 807	304 976	1 106	–	1 397 677
Short-term investments	741 595	–	–	616	742 211
Total	16 438 205	405 173	309 418	182 674	16 716 634

31.12.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1 147 438	9 131	4 086	19 358	1 171 841
US treasury notes	3 087 349	8 171	35 992	32 381	3 091 909
Other foreign government debt securities	323 305	3 554	1 425	3 735	329 169
Debt securities of semi-governmental entities	3 471 957	37 331	39 336	40 520	3 510 472
Corporate securities	3 959 214	64 958	40 542	67 096	4 050 726
Asset-backed securities	1 495 295	16 600	13 658	19 014	1 517 251
Investment funds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Equity securities					
Shares	192 338	46 572	999	–	237 911
Investment funds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Short-term investments	769 160	–	–	598	769 758
Total	15 945 104	364 193	136 038	192 966	16 366 225

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

31.3.2006			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 161	23	9 184
Corporate securities	75 031	578	75 609
Asset-backed securities	4 170	19	4 189
	88 362	620	88 982
Equity securities			
Investment funds	9 934	–	9 934
Total	98 296	620	98 916

31.12.2005			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 799	183	8 982
Corporate securities	74 473	497	74 970
Asset-backed securities	4 140	19	4 159
	87 412	699	88 111
Equity securities			
Investment funds	–	–	–
Total	87 412	699	88 111

Fair value of the trading portfolio

As at 31 March 2006 Hannover Re's trading portfolio was comprised exclusively of technical derivatives in an amount of EUR 23.9 million (31 December 2005: EUR 22.8 million) that were separated from the underlying transaction and measured at fair value.

Investment income

Figures in EUR thousand	2006	2005
	31.3.	31.3.
Real estate	5 617	4 804
Dividends	3 457	1 865
Interest income on investments	178 912	131 739
Other income	5 773	1 913
Ordinary investment income	193 759	140 321
Profit or loss on shares in associated companies	322	(255)
Interest income on funds withheld and contract deposits	60 522	99 359
Interest expense on funds withheld and contract deposits	8 325	1 442
Realised gains on investments	22 313	20 643
Realised losses on investments	13 133	7 260
Unrealised gains and losses	7 733	4 694
Impairments/depreciation on real estate	1 473	1 608
Impairments on equity securities	863	1 665
Impairments on fixed-income securities	–	342
Impairments on participating interests and other financial assets	2 745	96
Other investment expenses	12 869	12 527
Total investment income	245 241	239 822

Interest income on investments

Figures in EUR thousand	2006	2005
	31.3.	31.3.
Fixed-income securities – held to maturity	6 290	7 359
Fixed-income securities – loans and receivables	8 773	5 777
Fixed-income securities – available for sale	153 237	112 103
Financial assets – at fair value through profit or loss	969	921
Other	9 643	5 579
Total	178 912	131 739

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,999 (31 December 2005: 1,972). Of this number, 861 were employed in Germany in the year under review and 1,138 were employed at the consolidated Group companies abroad.

4.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The shareholders' equity (share capital of the parent company) amounts to EUR 120,597,134.00. It is divided into 120,597,134 voting and dividend-bearing registered no-par-value shares with a nominal value of EUR 1.00. The shares are paid in in full.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants and has a time limit of 13 November 2007.

4.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

4.5 Earnings per share

Basic and diluted earnings per share for the quarter

	2006	2005
	1.1.–31.3.	1.1.–31.3.
Group net income (in EUR thousand)	105 731	98 286
Weighted average of issued shares (number)	120 597 134	120 597 134
Earnings per share in EUR	0.88	0.81
Earnings per share in EUR (diluted)	–	–

5. Other notes

Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2005.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,525.2 million (31 December 2005: EUR 2,668.5 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,297.7 million (31 December 2005: EUR 3,154.2 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 111.2 million (31 December 2005: EUR 118.3 million) for E+S Rück AG and EUR 218.9 million (31 December 2005: EUR 233.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 27.7 million.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

RECEIVED
2006 JUN -6 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Zwischenbericht 1/2006

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2006		2005	
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.	31.12.
Ergebnis				
Gebuchte Bruttoprämie	2 849,2	+8,9 %	2 617,3	
Verdiente Nettoprämie	1 998,1	+12,2 %	1 780,7	
Versicherungstechnisches Ergebnis	-6,1	-85,0 %	-40,8	
Kapitalanlageergebnis	245,2	+2,3 %	239,8	
Operatives Ergebnis (EBIT)	214,3	+38,6 %	154,6	
Konzernüberschuss	105,7	+7,6 %	98,3	
Bilanz				
Haftendes Kapital	4 643,8	+1,0 %		4 595,6
Eigenkapital	2 619,5	+0,7 %		2 601,0
Anteile anderer Gesellschafter	585,9	+5,3 %		556,5
Hybridkapital	1 438,4	+0,0 %		1 438,1
Kapitalanlagen (inkl. Depotforderungen)	28 261,7	+2,7 %		27 526,4
Bilanzsumme	41 144,3	+3,4 %		39 789,2
Aktie				
Ergebnis je Aktie (verwässert) in EUR	0,88	+7,6 %	0,81	0,41
Buchwert je Aktie in EUR	21,72	-0,5 %	21,83	21,57
Kennzahlen				
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	98,5 %		96,8 %	112,8 %
Selbstbehalt	87,3 %		84,3 %	80,3 %
Kapitalanlagenrendite	4,1 %		4,1 %	4,8 %
EBIT-Rendite [1]	10,7 %		8,7 %	1,6 %
Eigenkapitalrendite (nach Steuern)	16,2 %		15,2 %	1,9 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

Ihr Unternehmen ist erfolgreich in das neue Jahr gestartet. Wir haben mit unserem Quartalsergebnis einen ersten wichtigen Schritt getan, um unser Gewinnziel für 2006 – eine Eigenkapitalrendite von mindestens 15 Prozent – zu erreichen. Letztlich ist dies ein Beleg dafür, dass Ihre Gesellschaft auch katastrophale Schadenereignisse wie die Hurrikane des Jahres 2005 verdauen kann.

Anhand unserer vier strategischen Geschäftsfelder darf ich Ihnen im Folgenden den bisherigen Verlauf unseres Geschäfts im Berichtsjahr skizzieren:

Über unser größtes und bedeutendstes Geschäftsfeld, die *Schaden-Rückversicherung*, kann ich Ihnen berichten, dass die Marktbedingungen weiterhin sehr vorteilhaft sind. Wir haben zum 1. Januar 2006 eine Vertragserneuerungssaison erlebt, die zwar nicht alle unsere Erwartungen erfüllt hat, in der es aber dennoch möglich war, das bereits hohe Ratenniveau teilweise noch einmal zu übertreffen. Zu dieser positiven Entwicklung trug auch die Aktualisierung der Preismodelle anhand der Erfahrungen der letztjährigen Hurrikane bei. Wir haben unsere Quotierungsmodelle um Aufschläge für bislang nicht oder unzureichend modellierte Komponenten erweitert. Die daraus resultierenden Preiserhöhungen für Katastrophendeckungen konnten wir im Markt durchsetzen. Ferner haben wir im Rahmen unseres Risikomanagements Spitzenrisiken deutlich reduziert und damit per saldo unser Portefeuille auf sehr profitable Weise neu eingestellt.

Nicht unerwähnt lassen möchte ich unseren erneuten Transfer von Versicherungsrisiken in den Kapitalmarkt: Wie Sie wissen, nutzen wir derartige Transaktionen seit langem als Eigenkapitalsubstitut und halten so unsere Kapitalkosten niedrig. Mit der jüngsten und volumenstärksten Transaktion in der Unternehmensgeschichte namens „K5" machen wir uns von den erheblich gestiegenen Preisen auf dem Retrozessionsmarkt unabhängiger.

Insgesamt sind wir mit der Entwicklung der Schaden-Rückversicherung im ersten Quartal sehr zufrieden: Die Belastung aus Großschäden lag – anders als im ersten Quartal 2005 – unter dem langjährigen Durchschnitt von acht Prozent der Nettoprämie; auch das übrige Geschäft verlief insgesamt sehr erfreulich.

Auch über die *Personen-Rückversicherung* kann ich Ihnen Erfreuliches berichten: In diesem Geschäftsfeld konnten wir ein deutliches Wachstum der Bruttoprämie gene-

rieren. Impulse hierfür kamen primär aus den europäischen Märkten, wo wir insbesondere bei den Rentenversicherungen in Großbritannien verstärkt Neugeschäft zeichnen konnten. Das Ergebnis in der Personen-Rückversicherung zeigt die Kontinuität mit dem Vorjahr und bestätigt die Qualität unseres weltweiten Portefeuilles. Für die Folgequartale erwarten wir noch verbesserte Ergebnisse.

In der *Finanz-Rückversicherung* sind wir mit der Geschäftsentwicklung zufrieden. Nach deutlichen Prämienrückgängen in den Vorquartalen nimmt das Interesse an Finanz-Rückversicherungsprodukten wieder deutlich zu. Dies ist an der kräftig gestiegenen Bruttoprämie ablesbar. Ich bin sehr zuversichtlich, dass sich dieser Trend im Verlauf des Jahres fortsetzen wird.

Besonders freue ich mich, dass unser Geschäftsfeld *Specialty Insurance* nach einer Durststrecke wieder eine positive Entwicklung nimmt. Wir haben im ersten Quartal begonnen, das gesamte US-amerikanische Spezialgeschäft auf die neu gegründete Praetorian Financial Group, Inc. zu übertragen; die Clarendon Insurance Group, Inc., als bisherige Trägerin dieses Geschäfts, konzentriert sich nun auf das professionelle Management der erloschenen Programme und des nach wie vor attraktiven Standardgeschäfts. Mit dieser Trennung haben wir den letzten konsequenten Schritt innerhalb unserer Restrukturierungsmaßnahmen unternommen, um den Wert unseres Geschäftsfelds Specialty Insurance zu maximieren. Dass wir auf dem richtigen Wege sind, belegen unsere Ergebnisse des ersten Quartals.

Sehr zufrieden bin ich mit dem Ergebnis unserer *Kapitalanlagen*: Der anhaltend starke versicherungstechnische Cashflow sorgte für einen Anstieg der selbst verwalteten Kapitalanlagen und deren Ergebnis. Für das erste Quartal konnten wir so ein erneut verbessertes Kapitalanlageergebnis erzielen.

Die Entwicklung unseres *Aktienkurses* verlief im ersten Quartal zweigeteilt. Bis Ende Februar hat sich unsere Aktie sehr positiv entwickelt. Anfang März musste sie dann deutliche Abschläge hinnehmen, die jedoch ihre Ursache nicht in unserem Geschäftsverlauf hatten. Dennoch konnten wir uns weiterhin gegenüber unserem internen Vergleichsmaßstab, dem Global Reinsurance Index, behaupten.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen aller meiner Vorstandskollegen – sehr herzlich. Unser oberstes Ziel ist und bleibt es, Ihre Gesellschaft weiterhin profitabel und sicher zu führen.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1)] [2)] Hannover	Vorsitzender
Dr. Paul Wieandt [2)] Königstein i. T.	Stellv. Vorsitzender
Herbert K. Haas [1)] [2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1)] Mitglied des Ausschusses für Vorstandsangelegenheiten
[2)] Mitglied des Bilanzausschusses
[3)] Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Im ersten Quartal 2006 entwickelten sich die deutschen Kapitalmärkte äußerst viel versprechend. Der Deutsche Aktienindex (Dax) schloss zum 31. März 2006 mit 5.970 Zählern und markierte im Quartalsverlauf ein neues Jahreshoch von 5.984 Punkten. Dies entsprach einer Steigerung von 10,4 Prozentpunkten gegenüber dem 31. Dezember 2005.

Die Mid-Cap-Werte entwickelten sich noch positiver: Am Ende des ersten Quartals lag der MDax (+18,6 %) erneut vor allen Vergleichsindizes. Dax (+10,4 %), CDax-Versicherungen (+6,1 %) und auch EuroStoxx50 (+7,7 %) sowie Dow Jones (+3,7 %) blieben weit hinter dem MDax zurück.

Die Hannover Rück-Aktie profitierte ebenfalls vom sehr guten Börsenumfeld, auch wenn sie dabei deutlich hinter den Vergleichsindizes zurückblieb. Unser Wert erzielte sein bisheriges Jahreshoch am 1. Februar 2006 bei einem Kurs von 32,10 EUR. Ende März fanden die Analystenkonferenzen im Zuge unseres Jahresabschlusses 2005 statt. Der Vorstand stellte dabei unter anderem das fortschrittliche Risiko- und Kapitalmanagement vor und legte dar, dass die Hannover Rück – als einer der wenigen Rückversicherer weltweit – selbst nach den verheerenden Naturkatastrophen des Jahres 2005 ihr Eigenkapital nicht antasten musste. Anfang März geriet unser Aktienkurs im Zuge der Jahresabschluss-Saison der Rückversicherer unter Druck. Nach der Veröffentlichung unserer Ergebnisse erholte sich der Wert jedoch wieder und schloss zum Quartalsende bei einem Kurs von 30,61 EUR. Dies entspricht einer Performance von +2,3 % seit dem 31. Dezember 2005.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes


in %
170
160
150
140
130
120
110
100
90
3. Januar 2005
29. Januar 2005
28. Februar 2005
30. März 2005
29. April 2005
29. Mai 2005
28. Juni 2005
28. Juli 2005
27. August 2005
26. September 2005
26. Oktober 2005
25. November 2005
25. Dezember 2005
24. Januar 2006
23. Februar 2006
31. März 2006
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Unseren internen Vergleichsmaßstab, den gewichteten „ABN Amro Rothschild Global Reinsurance Index", konnte die Hannover Rück-Aktie im ersten Quartal dieses Börsenjahres trotzdem übertreffen: Zum Quartalsende ließ unser Wert den Index mit 5,6 Prozentpunkten hinter sich zurück.

Das Kursziel der Analysten für die Hannover Rück-Aktie liegt derzeit im Schnitt bei etwa 37 EUR, also rund 20% über dem Quartals-Schlusskurs. Bei einem aktuellen Kurs von rund 30 EUR ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2006 ein günstiges Kurs-Gewinn-Verhältnis (KGV) von gut 8. Zum 31. März empfahlen 19 der in Bloomberg erfassten 33 Analysten die Hannover Rück-Aktie zum Kauf, dies entspricht einem Anteil von 57,6%.

Die Hannover Rück-Aktie im Vergleich zum gewichteten ABN Amro Rothschild Global Reinsurance Index



in %
120
115
110
105
100
95
90
3. Januar 2005
29. Januar 2005
28. Februar 2005
30. März 2005
29. April 2005
29. Mai 2005
28. Juni 2005
28. Juli 2005
27. August 2005
26. September 2005
26. Oktober 2005
25. November 2005
25. Dezember 2005
24. Januar 2006
23. Februar 2006
31. März 2006
Hannover Rück-Aktie
AA Global Reinsurance Index

Der ABN Amro Rothschild Global Reinsurance Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist eine Kursentwicklung, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Angaben zur Aktie

in EUR	31.3.2006	2005	2004	2003 [1]	2002 [1]	2001 [1]
Ergebnis je Aktie (verwässert)	0,88	0,41	2,32	3,24	2,75	0,11
Ausschüttung je Aktie	–	–	1,00	0,95	0,85	–
Körperschaftsteuergutschrift	–	–	–	–	–	–
Bruttoausschüttung	–	–	1,00	0,95	0,85	–

[1] US GAAP

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	50,2 % Talanx AG 49,8% Streubesitz
Grundkapital zum 31. März 2006:	120.597.134,00 EUR
Zahl der Aktien zum 31. März 2006:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 31. März 2006:	3.691,5 Mio. EUR

Geschäftsverlauf

Mit dem Verlauf des ersten Quartals 2006 sind wir insgesamt sehr zufrieden. Alle vier Geschäftsfelder haben sich plangemäß entwickelt, sodass die bisherigen Ergebnisse eine gute Grundlage für das Erreichen unseres Jahresgewinnziels darstellen.

Die gebuchte Bruttoprämie für das Gesamtgeschäft betrug zum 31. März 2006 2,8 Mrd. EUR (2,6 Mrd. EUR). Dies bedeutet einen Zuwachs von 8,9 % gegenüber der Vergleichsperiode. Währungskurseffekte wirkten sich mit 6,5 % unterstützend aus. Auf Grund eines leicht um 3,0 Prozentpunkte auf 87,3 % erhöhten Selbstbehalts stieg die Nettoprämie noch deutlicher um 12,2 % auf 2,0 Mrd. EUR (1,8 Mrd. EUR).

Mit der Entwicklung unserer Kapitalanlagen sind wir insgesamt zufrieden, obwohl der Zinsanstieg bei den festverzinslichen Wertpapieren unsere unrealisierten Gewinne belastet hat. Unsere selbst verwalteten Kapitalanlagen stiegen auf 19,3 Mrd. EUR. Das Nettokapitalanlageergebnis verbesserte sich dank eines um 36,0 % in die Höhe geschnellten Ergebnisses aus selbst verwalteten Kapitalanlagen bei einem gleichzeitigen Rückgang der Depotzinsen auf 245,2 Mio. EUR (239,8 Mio. EUR); dies entspricht einem Zuwachs von 2,3 %.

Das operative Ergebnis (EBIT) konnte sehr deutlich um 38,6 % auf 214,3 Mio. EUR (154,6 Mio. EUR) verbessert werden. Bedingt durch eine etwas höhere Steuerlast als im Vergleichszeitraum verbesserte sich der Konzernüberschuss zum 31. März 2006 weniger stark um 7,6 % auf 105,7 Mio. EUR (98,3 Mio. EUR). Der Gewinn je Aktie beträgt 0,88 EUR (0,81 EUR). Dies entspricht einer annualisierten Eigenkapitalrendite von 16,2 %.

Im Rahmen unseres Kapitalmanagements nutzen wir seit Jahren die Verbriefung von Versicherungsrisiken – also den Transfer von Risiken in den Kapitalmarkt – als Eigenkapitalsubstitut. Damit halten wir unsere Kapitalkosten niedrig und die Eigenkapitalrendite hoch. Auch für 2006 haben wir mit „K5" eine solche Transaktion getätigt, die ein Kapitalsubstitut von 414 Mio. USD für die Hannover Rück darstellt. „K5" ist damit unsere bislang volumenstärkste Risikoverbriefung. Mit dieser Transaktion bauen wir auch der Verknappung und Verteuerung der Retrozessionsmärkte vor und sichern uns die erforderliche Zeichnungskapazität, um an den sich bietenden profitablen Marktchancen der kommenden Jahre zu partizipieren. Das der „K5"-Verbriefung zu Grunde liegende Portefeuille besteht aus nichtproportionalen Rückversicherungsverträgen der Sach-Katastrophen-, Luftfahrt- und Transport- (inklusive Meerestechnik-) Sparten.

Unsere Finanzkraft ist weiterhin sehr gut. Das Eigenkapital erhöhte sich gegenüber dem Stand vom 31. Dezember 2005 um rund 18 Mio. EUR auf 2,6 Mrd. EUR. Das haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, stieg ebenfalls um 1,0 % auf 4,6 Mrd. EUR (4,6 Mrd. EUR).

Schaden-Rückversicherung

Die Vertragserneuerungen zum 1. Januar 2006 – zu diesem Termin wurden rund zwei Drittel unserer Verträge erneuert – sind für uns sehr zufrieden stellend verlaufen. Auch wenn sich nicht alle unsere Erwartungen erfüllt haben, konnten wir das in weiten Teilen des Portefeuilles bereits sehr hohe Ratenniveau nochmals übertreffen.

Vor allem die außergewöhnlich intensive Hurrikansaison des Vorjahres trug in den USA zur Erhaltung günstiger Marktbedingungen für die Rückversicherer bei. So konnten insbesondere in den von den Stürmen betroffenen Programmen höhere Raten erzielt werden; die Steigerungen beliefen sich hier im Schnitt auf 50 %, in der Spitze auf über 100 %. Auch die übrigen Segmente entwickelten sich mit durchschnittlichen Ratenerhöhungen von 5 % bis 10 % sehr erfreulich.

Zur positiven Ratenentwicklung trug auch die Aktualisierung der Preismodelle nach den Erfahrungen aus den Hurrikanen bei: Der Markt akzeptierte, dass die Quotierungsmodelle um Aufschläge für bisher nicht oder unzureichend modellierte Komponenten wie klimazyklische Schwankungen, Flut- und Überschwemmungsschäden, Betriebsunterbrechungen oder nachfrageinduzierten Preisanstieg für Wiederherstellungsleistungen erweitert wurden. Neben der Anpassung unserer Modelle haben wir zum 1. Januar auch unsere Spitzenrisiken zum Teil deutlich reduziert.

Die gebuchte Bruttoprämie betrug zum 31. März 2006 1,4 Mrd. EUR (1,3 Mrd. EUR); dies entspricht einer Steigerung von 6,3 %. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte das Wachstum 1,4 % betragen. Der Selbstbehalt erhöhte sich um 1,2 % auf 88,4 %. Die verdiente Nettoprämie wuchs um 19,2 % auf 1,0 Mrd. EUR (0,9 Mrd. EUR).

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2006		2005
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	1 418,7	+6,3 %	1 335,3
Verdiente Nettoprämie	1 014,7	+19,2 %	851,4
Versicherungstechnisches Ergebnis	14,8	-45,4 %	27,1
Kapitalanlageergebnis	113,2	+33,1 %	85,1
Operatives Ergebnis (EBIT)	121,9	+55,6 %	78,4
Konzernüberschuss	60,7	+11,4 %	54,5
Ergebnis je Aktie in EUR	0,51	+13,3 %	0,45
Selbstbehalt	88,4 %		87,2 %
Kombinierte Schaden-/Kostenquote	98,5 %		96,8 %

Schadenseitig verlief das erste Quartal im Rahmen unserer Erwartungen. Wir hatten vier Großschäden zu verzeichnen: einen Satellitenschaden, einen Feuer- und einen Transportschaden sowie den Zyklon „Larry", der in Queensland, Australien, große Verwüstungen anrichtete. Insgesamt beläuft sich die Nettoschadenbelastung auf 40,0 Mio. EUR. Dieser Wert entspricht 3,9 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit noch deutlich im langjährigen Durchschnitt von 8 % – eine gute Ausgangsbasis für das Gesamtjahr. Die kombinierte Schaden-/Kostenquote beträgt 98,5 % (96,8 %) und reflektiert eine konservative Bewertung der Schadenrückstellungen im ersten Quartal.

Die Ergebnisse in der Schaden-Rückversicherung haben sich sehr erfreulich entwickelt: Das operative Ergebnis (EBIT) erhöhte sich um 55,6 % auf 121,9 Mio. EUR (78,4 Mio. EUR). Der Konzernüberschuss zum 31. März 2006 betrug 60,7 Mio. EUR (54,5 Mio. EUR); dies bedeutet einen Anstieg von 11,4 %. Das Ergebnis je Aktie betrug 0,51 EUR (0,45 EUR).

Personen-Rückversicherung

Die Entwicklung in der Personen-Rückversicherung verlief im ersten Quartal 2006 entsprechend unseren Erwartungen. Wir konnten unser Geschäftsvolumen wiederum ausbauen: Wachstumsimpulse kamen primär aus den europäischen Märkten, so zum Beispiel aus Großbritannien, wo die Hannover Rück insbesondere bei den Rentenversicherungen verstärkt Neugeschäft

zeichnen konnte. Insgesamt fungiert die demografische Entwicklung nach wie vor als Motor für die Renten- und Krankenversicherung. Vor diesem Hintergrund sehen wir insbesondere in Deutschland einen viel versprechenden Zukunftsmarkt, denn hier sind Seniorenprodukte – anders als in den angelsächsischen Märkten – immer noch unterrepräsentiert, wenn auch im gegenwärtigen Zinsumfeld Vorzugsrenten auf der Preisseite noch nicht so attraktiv gestaltet werden können, wie dies zu wünschen wäre.

Neben den sofort beginnenden Vorzugsrenten steht in Europa der Ausbau des Bancassurance-Bereichs in unserem Fokus. Auf dem amerikanischen Markt dominierten weiterhin das stetig wachsende Senioren- und hochwertiges Finanzierungsgeschäft.

Die gebuchte Bruttoprämie betrug zum 31. März 2006 605,7 Mio. EUR (541,4 Mio. EUR); dies entspricht einer Steigerung von 11,9 %. Bei konstanten Währungskursen hätte das Wachstum 6,6 % betragen. Bei einem um 6,8 Prozentpunkte reduzierten Selbstbehalt von 87,7 % (94,5 %) stieg die verdiente Nettoprämie weniger stark um 3,4 % auf 525,8 Mio. EUR (508,4 Mio. EUR).

Insgesamt sind wir mit dem Jahresauftakt in der Personen-Rückversicherung zufrieden. Die Ergebnisse knüpfen an die des sehr guten Vorjahresquartals an.

Das operative Ergebnis (EBIT) stieg leicht um 1,3 % auf 25,9 Mio. EUR (25,6 Mio. EUR). Der Konzernüberschuss zum 31. März 2006 ging um 19,8 % auf 14,0 Mio. EUR zurück (17,5 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 0,12 EUR (0,14 EUR). Grund für den deutlichen Rückgang sind vor allem die höheren Minderheitsanteile. Für das Gesamtjahr erwarten wir jedoch weiterhin eine deutliche Verbesserung des Ergebnisses.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2006		2005
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	605,7	+11,9 %	541,4
Verdiente Nettoprämie	525,8	+3,4 %	508,4
Kapitalanlageergebnis	63,3	+5,9 %	59,7
Operatives Ergebnis (EBIT)	25,9	+1,3 %	25,6
Konzernüberschuss	14,0	-19,8 %	17,5
Ergebnis je Aktie in EUR	0,12	-14,3 %	0,14
Selbstbehalt	87,7 %		94,5 %
EBIT-Rendite [1]	4,9 %		5,0 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Für das Jahr 2005 berichten wir nun erstmals den „European Embedded Value" (EEV). Dieser löst die Nettoportefeuillewert-Betrachtung ab und stellt die aktuarielle Bewertung des Personen(rück)versicherungsgeschäfts dar. Für die Hannover Rück beträgt der EEV 1,3 Mrd. EUR (1,2 Mrd. EUR); dies bedeutet einen sehr erfreulichen Zuwachs von 8,2 % gegenüber 2004. Sowohl das Geschäft als auch die Ertragskraft haben sich gut entwickelt. Das operative Embedded-Value-Ergebnis stellt sich auf 112,5 Mio. EUR, der Wert des Neugeschäfts beträgt 84,7 Mio. EUR. Weitere Einzelheiten finden Sie auf unserer Internetseite.

Finanz-Rückversicherung

Mit der Geschäftsentwicklung der Finanz-Rückversicherung im ersten Quartal sind wir sehr zufrieden. Insbesondere in den osteuropäischen Ländern und Asien konnten wir unser Geschäft wie schon im Vorjahr weiter ausbauen. In anderen Regionen zeigte sich nach einem rückläufigen Interesse an Finanz-Rückversicherungsprodukten in den letzten Quartalen zum Ende des Vorjahres erstmals wieder eine Belebung des Geschäfts. Diese Tendenz hat sich im ersten Quartal 2006 fortgesetzt. So war erneut eine stärkere Nachfrage vor allem nach Kapital ersetzenden Quotenverträgen spürbar. Unsere Kunden sind hier zumeist Versicherungsvereine oder Gesellschaften im Privatbesitz, die über keinen Zugang zum Kapitalmarkt verfügen.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2006		2005
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	450,1	+27,2 %	353,8
Verdiente Nettoprämie	237,5	+20,8 %	196,7
Kapitalanlageergebnis	32,1	-54,2 %	70,1
Operatives Ergebnis (EBIT)	27,5	+7,2 %	25,6
Konzernüberschuss	19,1	+6,8 %	17,9
Ergebnis je Aktie in EUR	0,16	+6,7 %	0,15
Selbstbehalt	96,0 %		86,6 %
EBIT-Rendite [1]	11,6 %		13,0 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Die gebuchte Bruttoprämie in der Finanz-Rückversicherung stieg gegenüber dem Vorjahresquartal zum 31. März 2006 wieder deutlich um 27,2 % auf 450,1 Mio. EUR (353,8 Mio. EUR). Bei konstanten Währungskursen hätte das Wachstum 18,7 % betragen. Der Selbstbehalt erhöhte sich um 9,4 Prozentpunkte auf 96,0 % (86,6 %). Die verdiente Nettoprämie stieg um 20,8 % auf 237,5 Mio. EUR (196,7 Mio. EUR).

Das operative Ergebnis (EBIT) erhöhte sich um 7,2 % auf 27,5 Mio. EUR (25,6 Mio. EUR). Der Konzernüberschuss stieg gegenüber dem Vergleichsquartal um 6,8 % auf 19,1 Mio. EUR (17,9 Mio. EUR). Dies entspricht einem Ergebnis je Aktie von 0,16 EUR (0,15 EUR).

Specialty Insurance

Im ersten Quartal 2006 haben wir unser Specialty-Geschäft grundlegend neu geordnet, um den Wert dieses Geschäftsfelds zu maximieren: Das im strategischen Fokus stehende Spezialgeschäft wurde von der neu gegründeten Praetorian Financial Group, Inc. übernommen. Die bisherige Trägerin dieser Aktivitäten, die Clarendon Insurance Group, Inc., konzentriert sich nun auf das professionelle Management der erloschenen Programme sowie auf das Standardgeschäft.

Die ersten Früchte dieser konsequenten Ausrichtung auf das Spezialgeschäft konnten wir bereits zum 1. Januar 2006 ernten. Zu diesem Zeitpunkt haben wir zahlreiche neue Programme mit einem Prämienvolumen in deutlich dreistelliger Millionen-US-Dollar-Höhe gezeichnet.

Die derzeitigen Marktverhältnisse in der amerikanischen Erstversicherung sind auf Grund der Auswirkungen der Hurrikanereignisse des Vor-

jahres sehr vorteilhaft, und so haben wir – auf opportunistischer Basis – auch profitable Programme im Standardgeschäft erneuert.

Die Bruttoprämie erhöhte sich um 23,7 % auf 520,5 Mio. EUR (420,8 Mio. EUR). Bei konstanten Währungskursen hätte das Wachstum 12,8 % betragen. Der Selbstbehalt reduzierte sich um 3,6 Prozentpunkte auf 49,7 % (53,3 %). Die Nettoprämie ging um 5,8 % auf 213,2 Mio. EUR (226,4 Mio. EUR) zurück.

Mit den Ergebnissen zum 31. März 2006 sind wir sehr zufrieden: Sie zeigen, dass wir auf dem richtigen Wege sind, das Geschäftsfeld Specialty Insurance wieder auf Kurs zu bringen.

Die kombinierte Schaden-/Kostenquote verbesserte sich gegenüber dem Wert des Vergleichsquartals auf sehr gute 91,6 % (96,0 %). Das operative Ergebnis (EBIT) erhöhte sich entsprechend deutlich um 83,2 % auf 28,8 Mio. EUR (15,7 Mio. EUR). Der Konzernüberschuss stieg zum 31. März 2006 um 49,2 % auf 18,7 Mio. EUR (12,5 Mio. EUR). Dies entspricht einem Gewinn je Aktie von 0,16 EUR (0,10 EUR).

Kennzahlen zur Specialty Insurance

in Mio. EUR	2006		2005
	1.1.–31.3.	+/- Vorjahr	1.1.–31.3.
Gebuchte Bruttoprämie	520,5	+23,7 %	420,8
Verdiente Nettoprämie	213,2	-5,8 %	226,4
Versicherungstechnisches Ergebnis	17,9	+98,7 %	9,0
Kapitalanlageergebnis	21,1	+204,6 %	6,9
Operatives Ergebnis (EBIT)	28,8	+83,2 %	15,7
Konzernüberschuss	18,7	+49,2 %	12,5
Ergebnis je Aktie in EUR	0,16	+60,0 %	0,10
Selbstbehalt	49,7 %		53,3 %
Kombinierte Schaden-/Kostenquote	91,6 %		96,0 %

Kapitalanlageergebnis

Im ersten Quartal setzten die internationalen Aktienindizes ihre gute Jahresperformance, angeführt von den europäischen Börsen, fort. Die Situation an den amerikanischen und europäischen Rentenmärkten war dagegen von deutlichen Renditeanstiegen in nahezu allen Laufzeiten entlang der Zinsstrukturkurven geprägt. Trotz der weitgehend neutralen Ausrichtung unseres Bondportefeuilles liegen unsere Ergebnisse zum 31. März 2006 im Plan. Bei den festverzinslichen Wertpapieren liegt unser Hauptaugenmerk weiterhin auf hoher Qualität.

Der anhaltend starke Mittelzufluss konnte im ersten Quartal die Effekte aus den Renditeanstiegen an den internationalen Rentenmärkten ebenso wie die Auswirkungen des gegenüber dem Jahresende 2005 deutlich erstarkten Euro überkompensieren, sodass die selbst verwalteten Kapitalanlagen gegenüber dem Jahresende 2005 um 1,2 % auf 19,3 Mrd. EUR anstiegen.

Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen um 38,1 % auf 193,8 Mio. EUR, nach 140,3 Mio. EUR in der Vergleichsperiode. Dies ist vor allem auf den starken Anstieg der selbst verwalteten Kapitalanlagen (19,4 %) im Jahr 2005 zurückzuführen. Der Zinsanstieg in unseren Hauptwährungsräumen ließ die unrealisierten Gewinne unserer festverzinslichen Wert-

papiere erodieren. Gewinne aus dem Abgang von Kapitalanlagen fielen in Höhe von 22,3 Mio. EUR (20,6 Mio. EUR) an; dem standen realisierte Verluste in Höhe von 13,1 Mio. EUR (7,3 Mio. EUR) gegenüber. Abschreibungen auf Wertpapiere fielen mit 3,6 Mio. EUR wiederum nur marginal an; im Vergleichszeitraum des Vorjahres waren es 2,1 Mio. EUR. Weiterhin rückläufig waren die Depotzinsen, sodass das Nettokapitalanlageergebnis gegenüber dem Vergleichsquartal nur leicht um 2,3 % auf 245,2 Mio. EUR (239,8 Mio. EUR) anstieg.

Ausblick auf das Gesamtjahr 2006

Auf Grund der sich bietenden attraktiven Marktchancen – insbesondere in der Schaden- und der Personen-Rückversicherung – erwarten wir ein sehr gutes Geschäftsjahr 2006.

In der *Schaden-Rückversicherung* sind die Marktbedingungen unverändert gut, der „harte" Markt hält weiterhin an. Dies belegen auch die Ergebnisse der Vertragserneuerungsrunde für Japan zum 1. April 2006. Insbesondere die Raten für Sturmrisiken haben sich noch einmal erhöht. Zu dieser positiven Ratenentwicklung trug auch die Rekalibrierung der Preismodelle nach den Erfahrungen aus den Hurrikanen des vergangenen Jahres bei. Wir sehen in diesem für uns wichtigen asiatischen Markt ein Wachstum von 10 % bis 15 %.

Auch für die folgenden Erneuerungsrunden (1. Juni/Juli, 1. Oktober) gehen wir davon aus, dass sich die Marktbedingungen nochmals deutlich verbessern werden. Vor dem Hintergrund erheblich gestiegener Preise auf dem Retrozessionsmarkt greifen wir verstärkt auf andere Formen der Risikobegrenzung wie die der strukturierten Deckungen oder Verbriefungen zurück. Zusammen mit den reduzierten Haftungen für Katastrophenrisiken haben wir unser Portefeuille sehr profitabel aufgestellt.

Trotz reduzierter Spitzenrisiken speziell in den USA erwarten wir eine Prämie auf Vorjahresniveau. Vorausgesetzt die Großschadenbelastung bleibt im langjährigen Durchschnitt von 8 % der Nettoprämie, rechnen wir mit einem sehr guten Gewinnbeitrag.

In der *Personen-Rückversicherung* erwarten wir Wachstumsimpulse aus den europäischen Ländern. Insgesamt gehen wir von einer zweistelligen Steigerung des Prämienvolumens und des Ergebnisses aus. Unser Ziel einer EBIT-Rendite von 5 % ist aus heutiger Sicht im Berichtsjahr erreichbar.

In der *Finanz-Rückversicherung* gehen wir davon aus, dass sich die Nachfrage nach Finanz-Rückversicherungsprodukten erhöhen wird. Insgesamt sollte ein Prämienwachstum im zweistelligen Prozentbereich möglich sein. Der Beitrag zum Konzernüberschuss dürfte erneut sehr attraktiv ausfallen.

Im Geschäftsfeld *Specialty Insurance* gilt unser Augenmerk auch für das Jahr 2006 der Profitabilität; wir gehen von einem positiven Ergebnis deutlich über den Kapitalkosten aus.

Der zu erwartende positive versicherungstechnische Cashflow dürfte einen weiteren Anstieg des Kapitalanlagevolumens bewirken. Bei leicht ansteigenden Zinsen sollten auch die Kapitalanlageerträge zulegen können. Insgesamt gehen wir von einem höheren Nettokapitalanlageergebnis aus.

Angesichts der erwarteten Entwicklung unserer Geschäftsfelder und des wirtschaftlichen Umfelds liegen wir voll im Plan für ein sehr gutes Ergebnis für das Geschäftsjahr 2006. Unter der Prämisse, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen unerwartet negativen Entwicklungen an den Kapitalmärkten kommt, sollte im laufenden Jahr ein hervorragendes Ergebnis möglich sein: Wir gehen davon aus, dass wir im Geschäftsjahr 2006 eine Eigenkapitalrendite von mindestens 15 % erreichen können. Für die Dividende streben wir eine Ausschüttungsquote von 35 % bis 40 % des Konzernüberschusses an.

KONZERNBILANZ

zum 31. März 2006

in TEUR	2006	2005
Aktiva	31.3.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	429 397	458 717
Festverzinsliche Wertpapiere – Darlehen und Forderungen	783 735	745 982
Festverzinsliche Wertpapiere – dispositiver Bestand	14 576 746	14 383 176
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	88 982	88 111
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 397 677	1 213 291
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	9 934	–
Handelsbestand	23 850	22 834
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	193 935	198 122
Anteile an assoziierten Unternehmen	171 223	170 414
Sonstige Kapitalanlagen	574 070	563 493
Kurzfristige Anlagen	742 211	769 758
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	319 685	465 161
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	19 311 445	19 079 059
Depotforderungen	8 291 358	8 169 282
Depotforderungen aus Finanzierungsgeschäften	658 937	278 028
Kapitalanlagen	28 261 740	27 526 369
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	4 534 666	4 739 026
Anteil der Rückversicherer an der Deckungsrückstellung	169 506	94 089
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	363 997	463 528
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	4 632	19 436
Abgegrenzte Abschlusskosten	2 341 467	2 228 501
Abrechnungsforderungen	4 052 209	3 367 105
Geschäfts- oder Firmenwert	197 139	193 098
Aktive latente Steuern	930 583	881 765
Sonstige Vermögenswerte	281 004	269 000
Abgegrenzte Zinsen und Mieten	7 354	7 290
	41 144 297	39 789 207

in TEUR	2006	2005
Passiva	31.3.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	19 946 923	20 210 041
Deckungsrückstellungen	5 799 055	5 779 169
Rückstellung für Prämienüberträge	2 337 839	1 977 570
Rückstellungen für Gewinnanteile	236 036	190 551
Depotverbindlichkeiten	1 778 709	1 135 479
Depotverbindlichkeiten aus Finanzierungsgeschäften	2 595 728	2 442 952
Abrechnungsverbindlichkeiten	1 610 240	1 139 843
Pensionsrückstellungen	58 930	57 626
Steuerverbindlichkeiten	157 861	135 678
Rückstellung für latente Steuern	1 673 009	1 670 876
Andere Verbindlichkeiten	232 496	346 404
Langfristige Verbindlichkeiten	1 512 084	1 545 531
Verbindlichkeiten	37 938 910	36 631 720
Eigenkapital		
Gezeichnetes Kapital	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299		
Kapitalrücklagen	724 562	724 562
Gezeichnetes Kapital und Kapitalrücklage	845 159	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	170 816	225 391
Gewinne und Verluste aus der Währungsumrechnung	32 139	64 934
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	-1 517	-1 582
Summe nicht ergebniswirksamer Eigenkapitalanteile	201 438	288 743
Gewinnrücklagen	1 572 863	1 467 132
Eigenkapital ohne Anteile anderer Gesellschafter	2 619 460	2 601 034
Anteile anderer Gesellschafter	585 927	556 453
Eigenkapital	3 205 387	3 157 487
	41 144 297	39 789 207

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis zum 31. März 2006

in TEUR	2006	2005
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie	2 849 166	2 617 265
Gebuchte Rückversicherungsprämie	362 429	410 919
Veränderung der Bruttoprämienüberträge	- 400 345	- 384 626
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	- 88 296	- 40 985
Verdiente Prämie für eigene Rechnung	1 998 096	1 780 735
Ordentliche Kapitalanlageerträge	193 759	140 321
Ergebnis aus Anteilen an assoziierten Unternehmen	322	- 255
Depotzinserträge/-aufwendungen	52 197	97 917
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	22 313	20 643
Realisierte Verluste aus dem Abgang von Kapitalanlagen	13 133	7 260
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	7 733	4 694
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	5 081	3 711
Sonstige Kapitalanlageaufwendungen	12 869	12 527
Kapitalanlageergebnis	245 241	239 822
Sonstige versicherungstechnische Erträge	199	3 721
Erträge insgesamt	2 243 536	2 024 278
Aufwendungen für Versicherungsfälle	1 327 026	1 234 139
Veränderung der Deckungsrückstellung	65 349	54 813
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	529 763	454 157
Sonstige Abschlusskosten	7 574	7 484
Sonstige versicherungstechnische Aufwendungen	13 746	16 864
Aufwendungen für den Versicherungsbetrieb	60 944	57 780
Versicherungstechnische Aufwendungen für eigene Rechnung	2 004 402	1 825 237
Übriges Ergebnis	-24 840	- 44 451
Operatives Ergebnis (EBIT)	214 294	154 590
Zinsen auf Hybridkapital	20 540	16 227
Ergebnis vor Steuern	193 754	138 363
Steueraufwand	63 397	27 570
Jahresüberschuss	130 357	110 793
davon		
Anderen Gesellschaftern zustehendes Ergebnis	24 626	12 507
Konzernüberschuss	105 731	98 286
Ergebnis je Aktie		
Ergebnis je Aktie in EUR	0,88	0,81

KONZERN-EIGENKAPITALENTWICKLUNG

2006

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil anderer Gesellschafter	Eigenkapital
			Währungsumrechnung	Nicht realisierte Gewinne/Verluste	Sonstige			
Stand 1.1.2005	120 597	724 562	-41 409	190 389	-1 597	1 532 611	531 328	3 056 481
Kapitalerhöhungen							1 714	1 714
Kapitalrückzahlungen							-1 479	-1 479
Nicht ergebniswirksame Änderungen			43 225	-31 888	- 2 090	–	4 637	13 884
Gezahlte Dividende							- 19 466	- 19 466
Jahresüberschuss						98 286	12 507	110 793
Stand 31.3.2005	120 597	724 562	1 816	158 501	- 3 687	1 630 897	529 241	3 161 927
Stand 1.1.2006	120 597	724 562	64 934	225 391	-1 582	1 467 132	556 453	3 157 487
Kapitalerhöhungen							14 130	14 130
Kapitalrückzahlungen							-1 307	-1 307
Nicht ergebniswirksame Änderungen			-32 795	-54 575	65		1 510	-85 795
Gezahlte Dividende							-9 485	-9 485
Jahresüberschuss						105 731	24 626	130 537
Stand 31.3.2006	120 597	724 562	32 139	170 816	-1 517	1 572 863	585 927	3 205 387

KAPITALFLUSSRECHNUNG

zum 31. März 2006

in TEUR	2006	2005
	1.1.–31.3.	1.1.–31.3.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Jahresüberschuss	130 357	110 793
Abschreibungen/Zuschreibungen	8 661	6 294
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-9 180	-13 383
Amortisationen	318	2 290
Veränderungen der Depotforderungen/-verbindlichkeiten	436 164	-11 936
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	-215 502	-7 705
Veränderung der Rückstellungen für Prämienüberträge	488 641	424 483
Veränderung der Steuerforderungen/-verbindlichkeiten	45 251	2 045
Veränderung der Deckungsrückstellungen	7 069	1 889
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	192 869	-44 984
Veränderung der abgegrenzten Abschlusskosten	- 135 708	-103 993
Veränderung der übrigen versicherungstechnischen Rückstellungen	63 604	22 106
Veränderung der Abrechnungssalden	-254 790	-67 227
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-92 442	107 535
Kapitalfluss aus laufender Geschäftstätigkeit	665 312	428 207
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	42 235	10 226
Käufe	-16 875	-18 751
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	–	290 578
Käufe	-41 839	-276 142
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	1 978 037	1 423 004
Käufe	-2 644 156	-1 695 622
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertete Finanzinstrumente		
Fällige Papiere, Verkäufe	2 368	2 992
Käufe	- 2 643	- 3 778
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	63 074	12 307
Käufe	-141 817	-14 058
Übrige Wertpapiere im Handelsbestand		
Verkäufe	–	2 855
Käufe	- 10 000	–

in TEUR	2006	2005
	1.1.–31.3.	1.1.–31.3.
Andere Kapitalanlagen		
Verkäufe	17 877	14 565
Käufe	- 31 979	- 23 026
Verbundene Unternehmen und Beteiligungen		
Verkäufe	2 801	415
Käufe	- 11 008	-20
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	771	–
Käufe	-144	-51
Kurzfristige Kapitalanlagen		
Veränderung	18 129	- 114 413
Übrige Veränderungen	- 2 151	- 9 213
Kapitalfluss aus Investitionstätigkeit	- 777 320	- 398 132
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	12 823	284
Gezahlte Dividende	- 9 485	- 19 466
Aufnahme langfristiger Verbindlichkeiten	1 571	–
Rückzahlung langfristiger Verbindlichkeiten	- 31 707	- 275
Kapitalfluss aus Finanzierungstätigkeit	- 26 798	- 19 457
IV. Währungskursdifferenzen	- 6 670	11 258
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	- 145 476	21 876
Flüssige Mittel am Anfang der Periode	465 161	481 051
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	- 145 476	21 876
Flüssige Mittel am Ende der Periode	319 685	502 927
Ertragsteuern	- 8 882	- 18 095
Zinszahlungen	- 77 715	- 97 273

SEGMENTBERICHTERSTATTUNG

zum 31. März 2006

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3–20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	31.3.	31.12.	31.3.	31.12.
Aktiva				
Dauerbestand	292 902	324 208	25 946	22 349
Darlehen und Forderungen	510 639	476 725	44 463	40 219
Dispositiver Bestand	10 399 837	10 065 983	1 764 605	1 713 446
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	52 280	52 564	35 519	34 338
Handelsbestand	15 186	15 345	8 169	6 974
Übrige Kapitalanlagen	882 256	881 565	56 950	49 695
Kurzfristige Anlagen	294 405	336 110	279 356	166 824
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	181 769	277 828	42 852	47 342
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	12 629 274	12 430 328	2 257 860	2 081 187
Depotforderungen	213 781	206 646	6 626 207	6 497 292
Depotforderungen aus Finanzierungsgeschäften	–	–	658 051	278 028
Kapitalanlagen	12 843 055	12 636 974	9 542 118	8 856 507
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2 170 411	2 178 090	106 556	107 100
Anteil der Rückversicherer an der Deckungsrückstellung	–	–	169 506	94 089
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	130 250	131 957	3 714	950
Anteil der Rückversicherer an den übrigen Rückstellungen	- 785	- 1 087	5 417	5 353
Abgegrenzte Abschlusskosten	280 991	262 885	1 899 682	1 860 294
Abrechnungsforderungen	1 893 753	1 370 080	546 224	732 734
Übrige Segmentaktiva	2 280 297	2 234 829	183 578	167 942
Gesamt	19 597 972	18 813 728	12 456 795	11 824 969

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
79 361	81 375	–	–	31 188	30 785	429 397	458 717
96 995	96 376	–	–	131 638	132 662	783 735	745 982
1 153 020	1 136 026	1 949 851	1 912 719	707 110	768 293	15 974 423	15 596 467
11 117	1 209	–	–	–	–	98 916	88 111
495	515	–	–	–	–	23 850	22 834
19	63	3	706	–	–	939 228	932 029
73 927	161 173	94 423	105 509	100	142	742 211	769 758
9 161	12 655	77 427	118 256	8 476	9 080	319 685	465 161
1 424 095	1 489 392	2 121 704	2 137 190	878 512	940 962	19 311 445	19 079 059
1 529 846	1 455 396	11 051	12 086	- 89 527	- 2 138	8 291 358	8 169 282
886	–	–	–	–	–	658 937	278 028
2 954 827	2 944 788	2 132 755	2 149 276	788 985	938 824	28 261 740	27 526 369
141 364	141 950	2 538 982	2 738 741	- 422 647	- 426 855	4 534 666	4 739 026
–	–	–	–	–	–	169 506	94 089
1 882	383	368 139	390 253	-139 988	-60 015	363 997	463 528
–	–	–	15 170	–	–	4 632	19 436
49 811	6 358	110 983	98 964	–	–	2 341 467	2 228 501
368 488	305 422	1 332 485	1 006 901	- 88 741	-48 032	4 052 209	3 367 105
37 950	50 527	173 551	165 874	-1 259 296	-1 268 019	1 416 080	1 351 153
3 554 322	3 449 428	6 656 895	6 565 179	-1 121 687	-864 097	41 144 297	39 789 207

Aufteilung der Passiva

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	31.3.	31.12.	31.3.	31.12.
Passiva				
Rückstellungen für noch nicht abgewickelte Versicherungsfälle	12 543 128	12 513 061	1 282 797	1 284 403
Deckungsrückstellungen	–	–	5 799 055	5 779 169
Rückstellungen für Prämienüberträge	1 400 050	1 181 376	28 908	21 057
Rückstellung für Gewinnanteile	125 001	119 164	41 442	36 439
Depotverbindlichkeiten	499 745	472 497	843 710	297 910
Depotverbindlichkeiten aus Finanzierungsgeschäften	–	–	2 442 576	2 287 462
Abrechnungsverbindlichkeiten	778 353	415 907	181 173	261 138
Langfristige Verbindlichkeiten	73 725	107 432	–	–
Übrige Segmentpassiva	1 457 998	1 492 279	1 144 059	1 150 229
Gesamt	16 878 000	16 301 716	11 763 720	11 117 807

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
31.3.	31.12.	31.3.	31.12.	31.3.	31.12.	31.3.	31.12.
2 732 324	2 789 737	3 808 460	4 051 892	-419 786	-429 052	19 946 923	20 210 041
–	–	–	–	–	–	5 799 055	5 779 169
261 329	68 613	786 176	769 691	-138 624	-63 167	2 337 839	1 977 570
54 703	34 948	14 890	–	–	–	236 036	190 551
31 747	25 707	493 098	339 365	-89 591	–	1 778 709	1 135 479
153 152	155 490	–	–	–	–	2 595 728	2 442 952
99 808	108 495	628 543	400 915	-77 637	-46 612	1 610 240	1 139 843
–	–	66 940	67 602	1 371 419	1 370 497	1 512 084	1 545 531
166 658	220 240	808 885	887 386	-1 455 304	-1 539 550	2 122 296	2 210 584
3 499 721	3 403 230	6 606 992	6 516 851	-809 523	-707 884	37 938 910	36 631 720

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2006	2005	2006	2005
	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie	1 418 737	1 335 337	605 685	541 408
davon				
Aus Versicherungsgeschäften mit anderen Segmenten	22 953	30 311	-2 310	2 573
Aus Versicherungsgeschäften mit externen Dritten	1 395 784	1 305 026	607 995	538 835
Verdiente Prämie für eigene Rechnung	1 014 705	851 437	525 754	508 356
Kapitalanlageergebnis	113 226	85 057	63 254	59 725
Aufwendungen für Versicherungsfälle für eigene Rechnung	744 780	628 718	337 856	315 978
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	65 349	54 813
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	230 092	170 101	141 423	156 208
Aufwendungen für den Versicherungsbetrieb	25 069	25 565	15 205	14 048
Übriges Ergebnis	-6 080	-33 748	-3 231	-1 412
Operatives Ergebnis (EBIT)	121 910	78 362	25 944	25 622
Zinsen auf Hybridkapital	–	–	–	–
Ergebnis vor Steuern	121 910	78 362	25 944	25 622
Steueraufwand	42 437	14 657	8 425	6 894
Jahresüberschuss	79 473	63 705	17 519	18 728
davon				
Anderen Gesellschaftern zustehendes Ergebnis	18 733	9 174	3 510	1 251
Konzernüberschuss	60 740	54 531	14 009	17 477

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2006	2005	2006	2005	2006	2005	2006	2005
1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.	1.1.–31.3.
450 132	353 835	520 485	420 769	-145 873	-34 084	2 849 166	2 617 265
125 230	1 200	–	–	-145 873	-34 084	–	–
324 902	352 635	520 485	420 769	–	–	2 849 166	2 617 265
237 471	196 653	213 194	226 361	6 972	- 2 072	1 998 096	1 780 735
32 103	70 070	21 089	6 924	15 569	18 046	245 241	239 822
126 226	138 673	115 992	149 175	2 172	1 595	1 327 026	1 234 139
–	–	–	–	–	–	65 349	54 813
111 982	99 052	59 778	50 411	7 609	-988	550 884	474 784
1 678	1 407	19 518	17 765	-526	-1 005	60 944	57 780
- 2 210	- 1 948	-10 149	-187	-3 170	-7 156	-24 840	- 44 451
27 478	25 643	28 846	15 747	10 116	9 216	214 294	154 590
–	–	1 305	–	19 235	16 227	20 540	16 227
27 478	25 643	27 541	15 747	-9 119	-7 011	193 754	138 363
6 022	5 702	8 846	3 215	-2 333	-2 898	63 397	27 570
21 456	19 941	18 695	12 532	-6 786	-4 113	130 357	110 793
2 383	2 082	–	–	–	–	24 626	12 507
19 073	17 859	18 695	12 532	-6 786	-4 113	105 731	98 286

Unsere sekundäre Segmentberichterstattung basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen [1]

in TEUR	2006	2005
	31.3.	31.12.
Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		
Deutschland	5 236 649	5 138 837
Großbritannien	1 033 129	1 003 165
Frankreich	938 089	989 583
Übrige	2 336 948	2 093 018
Europa	9 544 815	9 224 603
USA	7 663 311	7 677 451
Übrige	591 936	571 724
Nordamerika	8 255 247	8 249 175
Asien	224 962	239 891
Australien	467 864	410 876
Australasien	692 826	650 767
Afrika	280 454	245 946
Übrige	218 418	243 407
Gesamt	18 991 760	18 613 898

Gebuchte Bruttoprämie [1]

in TEUR	2006	2005
	1.1.–31.3.	1.1.–31.3.
Gebuchte Bruttoprämie		
Deutschland	503 896	544 457
Großbritannien	348 144	321 104
Frankreich	138 174	50 528
Übrige	289 611	362 108
Europa	1 279 825	1 278 197
USA	1 123 929	984 844
Übrige	104 480	91 279
Nordamerika	1 228 409	1 076 123
Asien	67 833	79 467
Australien	71 001	90 940
Australasien	138 834	170 407
Afrika	102 870	52 999
Übrige	99 228	39 539
Gesamt	2 849 166	2 617 265

[1] *Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle*

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen werden. Nach § 291 Abs. 3 Nr. 1 HGB entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Alle vom IASB bis zum 31. März 2006 verabschiedeten Vorschriften, deren Anwendung für das Geschäftsjahr 2006 bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 31. März 2006 aufgestellt.

Das IASB hat mit dem Standard IFRS 4 „Insurance Contracts" Vorschriften für die Bilanzierung von Versicherungsverträgen veröffentlicht, die für Rückversicherungsverträge ebenfalls anzuwenden sind und dabei das Projekt „Versicherungsverträge" in zwei Phasen aufgeteilt. IFRS 4 repräsentiert das Ergebnis der Phase I und ist eine Übergangsregelung, bis das IASB die Bewertung von Versicherungsverträgen mit Abschluss der Phase II festgelegt hat. Die Hannover Rück wendet den Standard an. Unter Beachtung der grundsätzlichen Vorschriften des IFRS 4 und des IFRS-Rahmenkonzepts macht die Hannover Rück von der Möglichkeit Gebrauch, die bisher angewandten Bilanzierungs- und Bewertungsmethoden für versicherungstechnische Posten (US GAAP) beizubehalten.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2006 wurde Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft zur Verbriefung von Rückversicherungsrisiken, unter dem Segregated Accounts Act 2000 registriert, seit diesem Zeitpunkt hält die Hannover Rück AG den Mehrheitsanteil an der Gesellschaft. Ebenfalls zu diesem Zeitpunkt wurde die Zweckgesellschaft erstmalig konsolidiert.

Im ersten Quartal 2006 wurde die Hannover Euro Private Equity Partners IV GmbH & Co. KG erstmals konsolidiert. Die Hannover Rück AG und die E+S Rück AG halten an der Gesellschaft jeweils einen Anteil am Kapital in Höhe von 36,8 %. Die Gesellschaft hat am 1. Januar 2006 den Geschäftsbetrieb aufgenommen; ihr Zweck liegt im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zu Grunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 31. März 2006 24,6 Mio. EUR (12,5 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie festverzinsliche Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2006		2005	
	Fortgeführte Anschaffungs-kosten	Marktwert	Fortgeführte Anschaffungs-kosten	Marktwert
	31.3.	31.3.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	43 248	42 336	57 293	57 769
zwischen einem und zwei Jahren	34 687	35 507	49 301	51 086
zwischen zwei und drei Jahren	26 732	26 449	23 118	23 176
zwischen drei und vier Jahren	10 132	10 375	–	–
zwischen vier und fünf Jahren	–	–	10 538	10 986
zwischen fünf und zehn Jahren	314 598	333 896	316 565	342 977
nach mehr als zehn Jahren	–	1 891	1 902	1 902
Gesamt	429 397	450 454	458 717	487 896
Darlehen und Forderungen				
innerhalb eines Jahres	36 117	36 790	37 417	37 579
zwischen einem und zwei Jahren	18 653	20 399	19 015	19 709
zwischen zwei und drei Jahren	24 176	25 033	24 609	26 934
zwischen drei und vier Jahren	159 423	155 565	63 631	62 955
zwischen vier und fünf Jahren	28 734	27 277	127 626	126 003
zwischen fünf und zehn Jahren	483 201	466 332	436 778	435 410
nach mehr als zehn Jahren	33 431	28 750	36 906	36 766
Gesamt	783 735	760 146	745 982	745 356
Dispositiver Bestand				
innerhalb eines Jahres	1 416 747	1 410 121	1 543 185	1 529 823
zwischen einem und zwei Jahren	1 619 855	1 582 741	1 419 412	1 397 314
zwischen zwei und drei Jahren	2 018 706	2 005 000	2 037 995	2 028 214
zwischen drei und vier Jahren	1 487 080	1 455 570	1 638 228	1 617 552
zwischen vier und fünf Jahren	1 802 636	1 785 562	1 557 596	1 568 347
zwischen fünf und zehn Jahren	5 433 628	5 299 804	5 175 331	5 208 951
nach mehr als zehn Jahren	1 006 209	1 037 948	983 662	1 032 975
Gesamt	14 784 861	14 576 746	14 355 409	14 383 176
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	54 511	54 511	51 319	51 319
zwischen einem und zwei Jahren	1 266	1 530	4 310	4 489
zwischen zwei und drei Jahren	982	1 108	828	939
zwischen drei und vier Jahren	–	–	–	–
zwischen vier und fünf Jahren	–	–	–	–
zwischen fünf und zehn Jahren	–	–	–	–
nach mehr als zehn Jahren	31 839	31 833	31 722	31 364
Gesamt	88 598	88 982	88 179	88 111

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (so genannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr dargestellt und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

31.3.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel ausländischer Staaten	–	–	–	–	–
Schuldtitel halbstaatlicher Institutionen	117 513	8 293	–	2 426	128 232
Schuldtitel von Unternehmen	273 128	12 919	810	8 375	293 612
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	27 442	655	–	513	28 610
Gesamt	418 083	21 867	810	11 314	450 454

31.12.2005

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel ausländischer Staaten	20 948	117	–	–	21 065
Schuldtitel halbstaatlicher Institutionen	117 078	12 092	–	3 585	132 755
Schuldtitel von Unternehmen	263 719	16 125	153	8 574	288 265
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	42 786	998	–	2 027	45 811
Gesamt	444 531	29 332	153	14 186	487 896

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

31.3.2006

in TEUR	Fortgeführte Anschaf-fungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	226 215	512	7 700	5 662	224 689
Schuldtitel von Unternehmen	304 204	2 082	8 367	5 319	303 238
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	238 040	1 406	11 522	4 295	232 219
Gesamt	768 459	4 000	27 589	15 276	760 146

31.12.2005

in TEUR	Fortgeführte Anschaf-fungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	226 610	749	2 124	6 206	231 441
Schuldtitel von Unternehmen	304 674	2 546	2 131	8 540	313 629
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	197 423	1 528	1 194	2 529	200 286
Gesamt	728 707	4 823	5 449	17 275	745 356

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.3.2006					
in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1 040 238	4 979	15 876	16 323	1 045 664
Schuldtitel der US-Regierung	3 005 342	393	81 831	26 710	2 950 614
Schuldtitel anderer ausländischer Staaten	329 787	2 282	2 929	2 189	331 329
Schuldtitel halbstaatlicher Institutionen	3 708 576	26 872	82 131	45 140	3 698 457
Schuldtitel von Unternehmen	4 227 522	39 690	81 431	62 323	4 248 104
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 586 017	8 826	34 975	18 554	1 578 422
Aus Investmentfonds	705 321	17 155	9 139	10 819	724 156
	14 602 803	100 197	308 312	182 058	14 576 746
Dividendentitel					
Aktien	216 904	57 857	1 106	–	273 655
Investmentfonds	876 903	247 119	–	–	1 124 022
	1 093 807	304 976	1 106	–	1 397 677
Kurzfristige Anlagen	741 595	–	–	616	742 211
Gesamt	16 438 205	405 173	309 418	182 674	16 716 634

31.12.2005

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1 147 438	9 131	4 086	19 358	1 171 841
Schuldtitel der US-Regierung	3 087 349	8 171	35 992	32 381	3 091 909
Schuldtitel anderer ausländischer Staaten	323 305	3 554	1 425	3 735	329 169
Schuldtitel halbstaatlicher Institutionen	3 471 957	37 331	39 336	40 520	3 510 472
Schuldtitel von Unternehmen	3 959 214	64 958	40 542	67 096	4 050 726
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 495 295	16 600	13 658	19 014	1 517 251
Investmentfonds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Dividendentitel					
Aktien	192 338	46 572	999	–	237 911
Investmentfonds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Kurzfristige Anlagen	769 160	–	–	598	769 758
Gesamt	15 945 104	364 193	136 038	192 966	16 366 225

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

31.3.2006

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9 161	23	9 184
Schuldtitel von Unternehmen	75 031	578	75 609
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 170	19	4 189
	88 362	620	88 982
Dividendentitel			
Investmentfonds	9 934	–	9 934
Gesamt	98 296	620	98 916

31.12.2005

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	8 799	183	8 982
Schuldtitel von Unternehmen	74 473	497	74 970
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 140	19	4 159
	87 412	699	88 111
Dividendentitel			
Investmentfonds	–	–	–
Gesamt	87 412	699	88 111

Marktwerte des Handelsbestands

Im Handelsbestand weist die Hannover Rück zum 31. März 2006 ausschließlich versicherungstechnische Derivate in Höhe von 23,9 Mio. EUR (31. Dezember 2005: 22,8 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden.

Ergebnis der Kapitalanlagen

in TEUR	2006	2005
	31.3.	31.3.
Erträge aus Grundstücken	5 617	4 804
Dividenden	3 457	1 865
Zinserträge	178 912	131 739
Sonstige Kapitalanlageerträge	5 773	1 913
Ordentliche Kapitalanlageerträge	193 759	140 321
Ergebnis aus Anteilen an assoziierten Unternehmen	322	-255
Depotzinserträge	60 522	99 359
Depotzinsaufwendungen	8 325	1 442
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	22 313	20 643
Realisierte Verluste aus dem Abgang von Kapitalanlagen	13 133	7 260
Unrealisierte Gewinne und Verluste	7 733	4 694
Abschreibungen auf Grundstücke	1 473	1 608
Abschreibungen auf Dividendentitel	863	1 665
Abschreibungen auf festverzinsliche Wertpapiere	–	342
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	2 745	96
Sonstige Kapitalanlageaufwendungen	12 869	12 527
Kapitalanlageergebnis	245 241	239 822

Zinserträge aus Kapitalanlagen

in TEUR	2006	2005
	31.3.	31.3.
Festverzinsliche Wertpapiere – Dauerbestand	6 290	7 359
Festverzinsliche Wertpapiere – Darlehen und Forderungen	8 773	5 777
Festverzinsliche Wertpapiere – dispositiver Bestand	153 237	112 103
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	969	921
Sonstige	9 643	5 579
Gesamt	178 912	131 739

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.999 (31. Dezember 2005: 1.972) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 861 Personen im Inland und 1.138 Personen für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das Eigenkapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in stimm- und dividendenberechtigte, auf den Namen lautende Stückaktien zum Nennwert von 1,00 EUR eingeteilt. Die Aktien sind voll eingezahlt.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

4.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 14. Juni 2005 wurde die Gesellschaft ermächtigt, bis zum 30. November 2006 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

4.5 Ergebnis je Aktie

Unverwässertes und verwässertes Ergebnis je Aktie für das Quartal

	2006	2005
	1.1.–31.3.	1.1.–31.3.
Konzernergebnis (in TEUR)	105 731	98 286
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)	120 597 134	120 597 134
Ergebnis je Aktie in EUR	0,88	0,81
Ergebnis je Aktie in EUR (verwässert)	–	–

5. Übrige Erläuterungen

Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2005.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.525,2 Mio. EUR (31. Dezember 2005: 2.668,5 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.297,7 Mio. EUR (31. Dezember 2005: 3.154,2 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 111,2 Mio. EUR (31. Dezember 2005: 118,3 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 218,9 Mio. EUR (31. Dezember 2005: 233,4 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011) bezogen auf zukünftige Bilanzstichtage kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 27,7 Mio. EUR geschätzt.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Interim Report 3/2005

hannover re®

KEY FIGURES

of the Hannover Re Group

Figures in EUR million	2005					2004		
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9. [1]	1.1.–30.9. [1]	31.12.
Results								
Gross written premiums	4 830.7	2 505.4	+5.1%	7 336.1	+2.2%	2 384.2	7 179.5	
Net premiums earned	3 674.6	1 922.6	(2.8%)	5 597.3	+2.9%	1 977.3	5 438.3	
Net underwriting result	(87.8)	(580.8)	+279.6%	(668.6)	+173.2%	(153.0)	(244.8)	
Net investment income [2]	511.1	314.3	+51.8%	825.4	+8.3%	207.0	762.1	
Operating profit (EBIT)	346.8	(283.0)	(968.0%)	63.8	(84.4%)	32.6	408.0	
Group net income (after tax)	246.2	(184.2)	+804.7%	61.9	(67.6%)	(20.4)	191.1	
Balance sheet								
Policyholders' surplus	4 769.1			4 517.8	+6.2%		4 287.0	4 172.2
Total shareholders' equity	2 855.9			2 608.1	+3.3%		2 516.6	2 525.2
Minority interests	543.5			544.6	+2.5%		529.3	531.3
Hybrid capital	1 369.7			1 365.1	+22.4%		1 241.1	1 115.7
Investments (including funds held by ceding companies)	27 755.0			28 348.1	+12.6%		24 512.4	25 167.5
Total assets	39 487.2			41 190.9	+13.7%		36 161.0	36 223.7
Share								
Earnings per share (diluted) in EUR	2.04	(1.53)		0.51		(0.17)	1.58	
Book value per share in EUR	23.68			21.62			20.87	20.93
Ratios								
Combined ratio (property and casualty reinsurance)	96.7%	143.6%		113.0%			96.7%	
Retention	82.5%	75.6%		80.2%		79.0%	77.3%	
Return on investment	4.3%	5.1%		4.6%		3.7%	4.5%	
EBIT margin [3]	9.4%	(14.7%)		1.1%		1.7%	7.5%	
Return on equity (after tax)	18.3%	(27.0%)		3.1%		(3.3%)	10.4%	

[1] US GAAP
[2] Incl. expense on funds withheld and contract deposits
[3] Operating profit (EBIT)/net premiums earned

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

While the third quarter of last year was already notable for the impact of severe hurricanes, the reporting period witnessed even more devastating natural disasters. Hurricane "Katrina" will go down in history as the most expensive insured loss of all time: this event alone inflicted a burden on the insurance industry currently estimated at USD 50 billion. For Hannover Re "Katrina" means net loss expenditure before tax of about EUR 330 million. Hurricane "Rita", which followed a mere four weeks later, will result in a strain of around EUR 140 million for our account. We have constituted an additional global IBNR reserve of EUR 200 million for the two hurricanes. Even before these losses the third quarter had already been affected by a number of major claims that exhausted the total expectation for the entire year. Bearing in mind that we faced an exceptional major loss burden in the amount of EUR 893,7 million as at 30 September 2005, and in view of the additional strain in the order of EUR 150 million from hurricane "Wilma" in the fourth quarter, the fact that we will likely be able to post at least a balanced result throughout the year 2005 is ultimately a testament to the good diversification and quality of our portfolio.

Before turning to other details of your company's business development, I would like to say a few words about a change in this quarterly report: as you are doubtless aware, Hannover Re – as a listed company – is required to report on the basis of IFRS (International Financial Reporting Standards) with effect from its 2005 annual report onwards. In order to give you an early indication as to how this transition will affect your company's annual financial statement, we decided to compile the interim accounts as at 30 September 2005 in accordance with IFRS. All in all, this changeover will have only a minimal impact on the result, since the underwriting items remain largely unchanged. Although there are some new features in the recognition of investments and certain other balance sheet items, comparability with the corresponding period of the previous year is essentially unaffected.

I would now like to discuss the development of our portfolio broken down into our four strategic business groups:

Our largest and most important business group, *property and casualty reinsurance*, incurred a historically unprecedented burden of natural catastrophe losses. The combined ratio as at 30 September nevertheless stood at just 113.0 % – a clear reflection of the high quality of the underlying business. Although this year's result is unsatisfactory, the major

losses will also have a positive effect: even more so than in the previous year, the recent loss events will leave their mark on prices and conditions – especially in natural catastrophe and marine reinsurance – and thereby help us to recoup this loss expenditure.

Life and health reinsurance continues to develop according to plan. The premium growth generated again derived from an increased volume of new business, most notably in life and annuity insurance in Germany and the United Kingdom.

As anticipated, *financial reinsurance* showed a further drop in premium income. This was due primarily to the steady decline in demand for surplus relief contracts as well as doubts among some clients about the handling of financial reinsurance products. It nevertheless remains our assumption that there will be a demand for these products in the future; uncertainties surrounding further regulatory requirements should be resolved in the coming months.

As I reported to you in the context of our semi-annual results, in our *specialty insurance* business group we have taken the next logical step in the restructuring measures initiated at our US subsidiary Clarendon Insurance Group in 2002 by setting in motion the company's transformation into a specialty insurer for profitable niche business. This transformation is moving forward as planned. Expenses associated with the run-off of non-renewed programs still constitute a burden, however. In common with other large American insurers Clarendon was impacted by the hurricanes in the USA, albeit only to a minimal extent.

I am largely satisfied with the performance of our *investments*; the sustained strong underwriting cash flows offset the continuing very low level of interest rates. We responded to the favourable trend on equity markets by taking substantial profits, and on balance the third quarter therefore closed with an improved investment performance.

The movement in our share price gave no grounds for satisfaction in the third quarter. The stock market responded to the heavy hurricane losses with significant price markdowns on insurance stocks, and the Hannover Re share consequently fell well short of its highest point of the year to date. We were nevertheless able to hold our ground against our internal benchmark, the weighted "ABN Amro Rothschild Global Reinsurance Index".

I would like to thank you – as always also on behalf of my colleagues on the Executive Board – most sincerely for your trust. Our paramount concern will always be to lead your company on a profitable and secure basis.

Yours sincerely



Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2)] Hannover	Chairman
Dr. Paul Wieandt [2)] Hof/Saale	Deputy Chairman
Herbert K. Haas [1) 2)] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Staff representative

THE HANNOVER RE SHARE

In the third quarter the German stock market maintained its clearly favourable trend. The German stock index (Dax) closed at 5,044 points on 30 September 2005 and touched a new high for the year of 5,049 during the quarter. This was equivalent to a gain of 18.5% compared to 31 December 2004.

What is more, mid-caps stood out from the capital market as a whole in an exceptionally positive light: as at the end of the third quarter the MDax (+32.2%) again outstripped all benchmark indices. The CDax for Insurance Stocks (+14.0%) as well as the EuroStoxx 50 (+16.7%) and Dow Jones (-2.5%) all lagged well behind the MDax.

The Hannover Re share was unable to sustain the good development of the first two quarters. Although our share showed a marginally positive tendency of +0.2% in the period from 31 December 2004 to 30 September 2005 to reach a price of EUR 28.80, it fell 13.5 percentage points short of its highest point in the year to date (EUR 32.69). The key factors in this third-quarter performance were the devastating hurricanes in the southern United States. The unusually intense hurricane season initially caused concern on the capital market. Nevertheless, Hannover Re's good portfolio diversification and the new business potential opened up by the losses gave the Hannover Re share some fresh impetus, and by 31 October 2005 it had already rallied from its lowest point of the year.

Performance of the Hannover Re share compared with standard benchmark indices



in %
135
130
125
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
Dax
CDax for insurance stocks
MDax

Even in this difficult year the Hannover Re share has hitherto asserted itself against our internal benchmark index, the weighted "ABN Amro Rothschild Global Reinsurance Index". As at the end of the quarter the annual performance of our share was 2.4 percentage points better than the index.

Analysts currently put the price target for the Hannover Re share at around EUR 32 on average. Given its present price of roughly EUR 30, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 30 September, 17 of the 33 analysts listed in Bloomberg (i. e. 51.5%) recommended the Hannover Re share as a "buy".

The Hannover Re share in comparison with the AA Global Reinsurance Index


in %
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
AA Global Reinsurance Index

The AA Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	30.9.2005 [1]	2004 [2]	2003 [2]	2002 [2]	2001 [2]	2000 [2]
Earnings per share (diluted)	0.51	2.56	3.24	2.75	0.11	4.13
Dividend per share	–	1.00	0.95	0.85	–	0.77 [3]
Corporation-tax credit	–	–	–	–	–	0.36
Gross dividend	–	1.00	0.95	0.85	–	1.21 [4]

[1] *IFRS*
[2] *US GAAP*
[3] *On each fully paid-up no-par-value registered share for the year 2000*
[4] *Incl. bonus of EUR 0.08*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% Free float: 48.8%
Common shares as at 30 September 2005:	EUR 120,597,134.00
Number of shares as at 30 September 2005:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2005:	EUR 3,473.2 million

Adoption of International Financial Reporting Standards (IFRS)

In the consolidated financial statement for 2005 we shall fully apply International Financial Reporting Standards (IFRS) for the first time. In order to provide our shareholders with a better indication as to how this will affect our financial reporting, we have decided to compile this report as at 30 September 2005 on the basis of IFRS.

Since a final accounting standard governing the recognition of insurance contracts has not yet been issued for insurers, Hannover Re's entire technical account continues to be based on US GAAP. The currently applicable provisions (IFRS 4 "Insurance Contracts") represent the outcome of Phase I of the International Accounting Standards Board's Insurance Contracts Project and are transitional arrangements until the IASB specifies how insurance contracts are to be recognised upon completion of Phase II.

This also explains why we consider it justifiable and sensible in this financial statement to compare the figures for the third quarter of 2005 determined according to applicable IFRS standards with the US GAAP figures for the third quarter of 2004. Significant differences exist, most notably, in the recognition and measurement of investments and investment income, the translation of foreign currencies, the recognition of minority interests in net income and shareholders' equity and the segmental reporting (with the addition of a column for consolidation). Direct comparison with the position as at year-end 2004 revealed that the transition to the new accounting standards had only a minimal effect on profit and shareholders' equity. The differences are in the range of the low double-digit millions.

In view of the fact that we shall be publishing the consolidated financial statement as at 31 December 2005 as IFRS first-time adopters pursuant to IFRS 1 "First-time Adoption of International Financial Reporting Standards", the results as at 30 September 2005 provide a direct pointer to the position at year-end. By bringing forward the transition in this way we would like to prepare all interested readers for the impending change in our accounting and hence offer the greatest possible level of transparency.

Business development

The development of our business to date has been overshadowed by a major loss incidence far in excess of the average – in both the first and most strikingly the third quarter. Our property and casualty reinsurance business group has been hardest hit. Even taken in isolation, hurricane "Katrina" – the most expense (catastrophe) loss ever suffered by the insurance industry – produced a pre-tax burden of around EUR 310 million for Hannover Re; hurricane "Rita" cost our company roughly EUR 130 million. Before the two hurricanes reached the US mainland they caused considerable damage to the oilrigs located in the Gulf of Mexico. These "offshore" losses – as was demonstrated by hurricane "Ivan" last year – cannot be reliably quantified until some time later. In addition to the reserves established for individual treaties, we have therefore constituted a global IBNR reserve of EUR 200 million for such losses arising out of "Katrina" and "Rita". All in all, the net burden of major losses incurred by Hannover Re as at 30 September 2005 stood at EUR 893.7 million. At the same time, however, we enjoyed excellent profitability in the rest of our property and casualty reinsurance business, which to some extent offset this loss expenditure.

Gross written premiums in total business amounted to EUR 7.3 billion (previous year: EUR 7.2 billion) as at 30 September 2005; this corresponds to growth of 2.2% compared to the same period of the previous year. Exchange-rate effects were not significant in the third quarter. The level of retained premiums rose by a further 2.9 percentage points year-on-year to reach 80.2%. Net premiums climbed by 2.9% to EUR 5.6 billion (EUR 5.4 billion).

Investment income improved by 8.3% to EUR 825.4 million (EUR 762.1 million) thanks to increased profit-taking on equities. Despite the strains from major losses the operating profit

(EBIT) as at 30 September 2005 closed in positive territory. It declined by 84.4% year-on-year to EUR 63.8 million (EUR 408.0 million). Group net income contracted less sharply by -67.6% to EUR 61.9 million (EUR 191.1 million) due to favourable tax effects. Earnings of -EUR 0.51 (EUR 1.58) per share were generated, corresponding to an annualised return on equity of 3.1%.

In the spirit of our pro-active, efficient capital management approach our strategy is to keep the cost of our capital base as low as possible. Relevant factors here are the use of retrocessions and the transfer of risks to the capital market (securitisation). We do not use these tools to influence declared earnings forecasts, but rather to protect our capital resources and stabilise our results overall. In the case of hurricane "Katrina", for example, we were able to substantially limit our loss potential thanks to these protection covers.

In light of the anticipated sharp improvement in the market outlook for property and casualty reinsurance, we have decided to increase our underwriting capacity through a further transfer of insurance risks to the capital market. We will thus be able to derive maximum benefit from the outstanding opportunities that are emerging in property and casualty reinsurance.

Property and casualty reinsurance

The dominant issue in property and casualty reinsurance in the third quarter was the repercussions of the devastating hurricanes. With an estimated market loss of roughly USD 50 billion hurricane "Katrina" is the most expensive catastrophe loss of all time. On the basis of this estimate we are anticipating a net loss burden of approximately EUR 310 million from this event. Hurricane "Rita" produced an additional strain of EUR 130 million. Bearing in mind that the offshore losses are still difficult to quantify, we have constituted an additional global IBNR reserve of EUR 200 million for both events. These and further major loss events including, for example, flooding in the Alpine region, damage to an oil platform in the Indian Ocean, numerous aviation claims and floods in Mumbai, India, gave rise to a net loss burden of EUR 754,6 million (EUR 222.2 million). This corresponds to 76.7 % of the net premium for the quarter. The total net strain from major claims and catastrophe losses for the first nine months amounted to EUR 867.0 million (EUR 285.5 million).

This negative side of property and casualty reinsurance did, however, have a positive counterpart. We were able to derive the maximum benefit from the continuing highly attractive market conditions. Pricing discipline continues to hold firm on the worldwide reinsurance market. This is due not least to the fact that global interest rate levels have remained very low, forcing insurers and reinsurers alike to focus on a solid underwriting policy. A softening in conditions, which would be an indicator of the onset of a soft market, has not as yet been observed. Indeed, significantly higher prices coupled with improved conditions can be anticipated not only in the natural catastrophe and marine reinsurance lines that were especially heavily impacted by the hurricanes. There is no sign of an end to the hard market – on the contrary: 2006 should be a more attractive year than 2005.

It continues to be the case that ceding companies expect a very good rating from companies seeking to underwrite their casualty business. Hannover Re is one of the few reinsurers in the world to satisfy this requirement in every respect, and it is hence considered a potential business partner for virtually all risks.

Key figures for property and casualty reinsurance

Figures in EUR million	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- previous year	1.1.–30.9.
Gross written premiums	2 424.0	1 225.7	3 649.7	+10.8%	3 295.1
Net premiums earned	1 840.7	984.5	2 825.2	+13.8%	2 483.1
Underwriting result	61.2	(429.5)	(368.3)	(548.5%)	82.1
Net investment income	227.5	158.2	385.7	+30.4%	295.8
Operating profit (EBIT)	235.0	(267.2)	(32.3)	(111.0%)	294.1
Net income (after tax)	194.4	(160.7)	33.7	(77.9%)	152.7
Earnings per share in EUR	1.61	(1.33)	0.28	(77.9%)	1.26
Retention	86.8%	79.3%	84.3%		80.4%
Combined ratio	96.7%	143.6%	113.0%		96.7%

[1] *US GAAP after elimination of intra-Group transactions across segments*

Gross written premiums in property and casualty reinsurance totalled EUR 3.6 billion (EUR 3.3 billion) as at 30 September 2005. This corresponds to an increase of 10.8%. With the level of retained premiums climbing from 80.4% to 84.3%, net premiums grew by as much as 13.8% to EUR 2.8 billion (EUR 2.5 billion).

The fact that we still achieved a combined ratio of 113.0% (96.7%) as at 30 September 2005 despite the heavy catastrophe losses clearly testifies to the quality of our property and casualty reinsurance portfolio. In the third quarter alone the combined ratio stood at 143.6%.

The operating profit (EBIT) for the first nine months contracted by 111.0% to -EUR 32.3 million (EUR 294.1 million); consolidated net income declined less markedly thanks to favourable tax effects and closed in positive territory at EUR 33.7 million (EUR 152.7 million), producing earnings of EUR 0.28 (EUR 1.26) per share.

Life and health reinsurance

As anticipated, following a vigorous surge in the first half of the year premium growth in life and health reinsurance fell away slightly in the third quarter. We are nevertheless satisfied with the development of this business group. In addition to the commencement of new business relationships in Germany and the United Kingdom, growth was attributable to very strong new business and the effect of additional premiums from the previous year, especially under unit-linked life and annuity insurance policies in Germany and traditional term life business. As a further factor we were able to expand our bancassurance activities in Europe. The American market continued to be dominated by steady growth in senior citizens' products and high-value financing transactions.

Gross written premiums as at 30 September of the year under review totalled EUR 1.8 billion (EUR 1.5 billion), an increase of 17.3%. Net premiums earned climbed by 20.6% to EUR 1.7 billion (EUR 1.4 billion) as a consequence of the higher level of retained premiums.

The operating profit rose by 26.9% to EUR 68.1 million (EUR 53.7 million). Group net income improved by 63.1% to EUR 47.0 million (EUR 28.8 million); this was equivalent to earnings of EUR 0.39 (EUR 0.24) per share.

Key figures for life and health reinsurance

Figures in EUR million	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- previous year	1.1.–30.9.
Gross written premiums	1 131.2	624.2	1 755.4	+17.3%	1 497.1
Net premiums earned	1 053.4	601.6	1 655.1	+20.6%	1 372.6
Net investment income	124.4	76.4	200.9	+41.0%	142.4
Operating profit (EBIT)	43.8	24.3	68.1	+26.9%	53.7
Net income (after tax)	29.7	17.3	47.0	+63.1%	28.8
Earnings per share in EUR	0.25	0.14	0.39	+63.1%	0.24
Retention	93.2%	95.2%	93.9%		92.4%
EBIT margin [2]	4.2%	4.0%	4.1%		3.9%

[1] US GAAP after elimination of intra-Group transactions across segments
[2] Operating profit (EBIT)/net premiums earned

Financial reinsurance

Overall, our financial reinsurance business group developed according to plan. Interest in financial reinsurance contracts was markedly lower in recent months for two main reasons: firstly, demand for surplus relief contracts has fallen away as insurers substantially strengthened their capital resources. Secondly, the predominantly negative media reporting on probes conducted by various US regulators has undoubtedly led to a certain restraint among ceding companies. It is gratifying to note that this effect made itself felt to a much lesser extent outside the USA. Particularly in Europe and Asia we were therefore able to enlarge our portfolio. As anticipated, gross written premiums were lower than in the same period of the previous year, contracting by 22.3% to EUR 687.6 million (EUR 884.4 million) as at 30 September 2005. Net premiums declined by 29.2% to EUR 564.9 million (EUR 798.2 million). The level of retained premiums decreased from 92.9% to 91.5%. In the coming year we still expect the premium volume to stabilise, not least thanks to new business opportunities that will open up as the property and casualty reinsurance market hardens.

Although profitability in this business group deteriorated as expected, we still generated a very good EBIT margin of 10.4%. The operating profit (EBIT) fell by 43.7% to EUR 58.8 million (EUR 104.4 million). Net income after tax also declined as anticipated by 29.6% to EUR 46.6 million as at 30 September 2005, compared to EUR 66.2 million in the same period of the previous year. This was equivalent to earnings of EUR 0.39 (EUR 0.55) per share.

Key figures for financial reinsurance

Figures in EUR million	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- previous year	1.1.–30.9.
Gross written premiums	510.0	177.6	687.6	(22.3%)	884.4
Net premiums earned	374.6	190.3	564.9	(29.2%)	798.2
Net investment income	134.4	58.2	192.6	(21.9%)	246.7
Operating profit (EBIT)	50.1	8.7	58.8	(43.7%)	104.4
Net income (after tax)	38.7	7.9	46.6	(29.6%)	66.2
Earnings per share in EUR	0.32	0.07	0.39	(29.6%)	0.55
Retention	92.0%	89.9%	91.5%		92.9%
EBIT margin [2]	13.4%	4.6%	10.4%		13.1%

[1] US GAAP after elimination of intra-Group transactions across segments
[2] Operating profit (EBIT)/net premiums earned

Specialty insurance

As reported in the context of our semi-annual results, we have taken the next logical step in the restructuring measures initiated at our US subsidiary Clarendon Insurance Group in 2002 by setting in motion the company's transformation into a specialty insurer. In future Clarendon will principally write profitable niche business such as special automobile covers, fine arts policies etc. Routine business such as householders' and home-owners' comprehensive insurance, where we find ourselves competing with the major insurers on the American market, will be relinquished. This reorientation will lead to an appreciable decline in gross premium volume. We are, however, aiming for a substantially higher level of retained premiums, and the change in net premiums should therefore be at most insignificant.

On account of our systematic rehabilitation policy at Clarendon gross written premiums in the specialty insurance business group fell by 16.9% to EUR 1.3 billion (EUR 1.6 billion). The retention retreated slightly to 40.4% (43.2%). Net premiums earned contracted by 27.9% to EUR 565.1 million (EUR 783.6 million). The combined ratio improved to 108.5%, after 113.0% in the corresponding period of the previous year. Clarendon, like other large American insurers, was impacted in the third quarter by the hurricanes in the USA – albeit to a very modest extent. Thanks to the new proportional reinsurance protection for catastrophe-exposed business that we had put in place at the beginning of the year, we were able to limit the net burden of losses from "Katrina" and "Rita" to EUR 26.8 million. It should further be noted that the current programs are performing highly profitably. It is only the business in run-off that continues to drag on the combined ratio. This portion of the portfolio is, however, steadily shrinking. The operating result (EBIT) as at 30 September 2005 improved to -EUR 15.1 million following a deficit of EUR 82.9 million in the same period of the previous year. The net loss after tax amounted to EUR 7.1 million (-EUR 49.4 million). Specialty insurance reduced group net income by an amount of EUR 0.06 (-EUR 0.41) per share.

Key figures for specialty insurance

Figures in EUR million	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- previous year	1.1.–30.9.
Gross written premiums	821.0	515.2	1 336.1	(16.9)%	1 608.1
Net premiums earned	413.1	152.0	565.1	(27.9)%	783.6
Underwriting result	8.1	(56.2)	(48.1)	(52.8)%	(101.8)
Net investment income	18.2	16.8	35.0	(11.7)%	39.6
Operating profit (EBIT)	26.8	(41.9)	(15.1)	(81.8)%	(82.9)
Net income (after tax)	19.4	(26.6)	(7.1)	(85.5)%	(49.4)
Earnings per share in EUR	0.16	(0.22)	(0.06)	(85.5)%	(0.41)
Retention	44.4%	34.2%	40.4%		43.2%
Combined ratio	98.0%	137.0%	108.5%		113.0%

[1] *US GAAP after elimination of intra-Group transactions across segments*

Net investment income

European equity markets outstripped the bellwether US market with a very strong performance. On the bond and long-term debt markets in Europe yields on ten-year government bonds declined, while in the USA interest rates climbed. Despite the continued defensive posture of our fixed-income portfolio our investment performance as at 30 September 2005 was in line with our planning. Write-downs taken on securities were again only marginal at EUR 11.4 million, compared with EUR 22.7 million in the same period of the previous year. In the area of fixed-income securities we continued to emphasise above all high quality and liquidity. As at the end of March 2005 we had increased the modified duration of our bond portfolio – principally in the US sector – to 3.6 (31 December 2004: 3.2), a figure that had risen again to 3.9 by the end of September 2005. The assets under own management grew to EUR 18.8 billion (EUR 16.0 billion) thanks to the inflow of cash from the technical account and more than offset the reduced average yields on the overall portfolio. Ordinary income therefore improved on the previous year to EUR 733.8 million (EUR 721.1 million). We responded to the very favourable trend on equity markets with increased profit-taking and slightly reduced our equity allocation to 6.8%. The balance of profits realised on the disposal of investments increased from EUR 94.4 million to EUR 137.9 million. The profit contribution from extraordinary income was correspondingly higher than in the same period of the previous year. Net investment income improved by 8.3% year-on-year to EUR 825.4 million (EUR 762.1 million).

Outlook for the full 2005 financial year

Following on from hurricanes "Katrina" and "Rita" in the third quarter, the fourth quarter brought another severe hurricane by the name of "Wilma". We expect a net loss burden from this event in the order of EUR 150 million. This will place a strain on the performance of the fourth quarter and will probably leave only a break-even result at year-end.

In *property and casualty reinsurance* the market climate has changed dramatically in the wake of the recent hurricanes. Demand for catastrophe and marine reinsurance is sharply higher, with the result that market prospects have brightened still further and sustained premium growth can be expected. Judging also by the general tone of the annual meetings of reinsurers held in Monte Carlo, Baden-Baden and the USA, the 2005/2006 round of treaty renewals should leave scope for improved rates and conditions in virtually all lines of property and casualty reinsurance in the coming year. Especially in natural catastrophe business and marine reinsurance – the two lines hardest hit by the hurricanes – we expect an appreciable double-digit rate increase. Hannover Re is optimally positioned to derive maximum opportunistic benefit from these advantageous market conditions.

In *life and health reinsurance* we anticipate double-digit premium growth in the original currency, deriving principally from Germany, the United Kingdom and Asian markets. All in all, we are looking forward to a gratifying increase in profitability.

Premium income in *financial reinsurance* is likely to contract by a double-digit percentage margin. Net income will probably come in somewhat lower, but should still be highly attractive. It is our assumption that demand for financial reinsurance products will stabilise in the coming year, thanks in part to the hardening market in property and casualty reinsurance.

Gross and net premiums in *specialty insurance* will be lower than in the previous year. The active portfolio is already exhibiting substantially stronger profitability than the programs in run-off. It remains to be seen, however, whether this will produce a positive result in the current year. Whatever the case, the restructuring activities at the Clarendon Insurance Group are progressing according to plan.

The anticipated positive underwriting cash flow is likely to promote continued expansion of the asset volume. With stronger profit-taking than expected, *net investment income* should also come in higher.

In light of the enormous burden of major losses and bearing in mind the anticipated development of our individual business groups and the general economic climate, we currently expect group net income to come in balanced at year-end. This forecast is subject to the proviso that the fourth quarter is spared any further exceptional major losses and that there are no significant adverse movements on capital markets.

QUARTERLY REPORT

of the Hannover Re Group

CONSOLIDATED BALANCE SHEET

as at 30 September 2005

Figures in EUR thousand	2005 [1]	2004 [1]
Assets	30.9.	31.12.
Fixed-income securities – held to maturity	469 923	480 503
Fixed-income securities – loans and receivables	938 834	654 946
Fixed-income securities – available for sale	14 215 795	11 771 045
Fixed-income securities – at fair value through profit or loss	107 429	97 078
Equity securities – available for sale	1 270 477	1 100 568
Other trading	–	2 482
Real estate	210 700	205 755
Other invested assets	728 471	640 224
Short-term investments	495 793	550 671
Cash	371 312	481 051
Total investments and cash under own management	18 808 734	15 984 323
Funds held	9 290 608	8 965 291
Contract deposits	248 803	217 904
Total investments	28 348 145	25 167 518
Reinsurance recoverables on unpaid claims	5 094 669	4 163 138
Reinsurance recoverables on benefit reserve	95 290	101 634
Prepaid reinsurance premiums	465 909	489 085
Reinsurance recoverables on other reserves	3 203	9 903
Deferred acquisition costs	2 277 751	1 994 273
Accounts receivable	3 609 698	3 122 762
Goodwill	191 082	173 315
Other assets	1 096 331	995 215
Accrued interest and rent	8 793	6 840
	41 190 871	36 223 683

[1] *Figures: IFRS*

Figures in EUR thousand	2005 [1]	2004 [1]
Liabilities	**30.9.**	**31.12.**
Loss and loss adjustment expense reserve	20 914 458	18 247 706
Benefit reserves	5 699 137	5 277 529
Unearned premium reserve	2 224 132	1 825 914
Provisions for contingent commissions	209 296	172 218
Funds held	1 196 461	955 636
Contract deposits	2 199 998	1 720 898
Reinsurance payable	1 924 548	1 707 775
Other liabilities	413 423	372 588
Taxes	120 701	150 928
Provision for deferred taxes	1 665 712	1 539 669
Long-term debts	1 470 254	1 196 341
Total liabilities	38 038 120	33 167 202
Shareholders' equity		
Common shares	120 597	120 597
Nominal value 120 597 Authorised capital 60 299		
Additional paid-in capital	724 562	724 562
Common shares and additional paid-in capital	845 159	845 159
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments	242 843	190 389
Cumulated foreign currency translation adjustment	48 344	(41 409)
Accumulated other comprehensive income	(1 491)	(1 597)
Total comprehensive income	289 696	147 383
Retained earnings	1 473 255	1 532 611
Shareholders' equity before minorities	2 608 110	2 525 153
Minorities	544 641	531 328
Total shareholders' equity	3 152 751	3 056 481
	41 190 871	36 223 683

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 September 2005

Figures in EUR thousand	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gross written premiums	2 505 381	7 336 116	2 384 136	7 179 459
Ceded written premiums	610 491	1 456 064	501 764	1 631 167
Change in gross unearned premiums	50 876	(212 244)	53 070	(134 291)
Change in ceded unearned premiums	(23 134)	(70 551)	41 838	24 308
Net premiums earned	1 922 632	5 597 257	1 977 280	5 438 309
Ordinary investment income [2]	248 359	733 792	199 780	721 067
Realised gains on investments	100 815	198 724	21 536	123 647
Realised losses on investments	23 185	60 869	10 330	29 223
Unrealised gains and losses on investments	4 810	6 745	11 734	12 913
Total depreciation, impairments and appreciation of investments	4 345	15 886	4 004	28 160
Other investment expenses	12 182	37 107	11 736	38 153
Net investment income	314 272	825 399	206 980	762 091
Other technical income	319	6 277	(1 477)	3 825
Total revenues	2 237 223	6 428 933	2 182 783	6 204 225
Claims and claims expenses	1 892 056	4 460 237	1 530 395	4 054 304
Change in policy benefits for life and health contracts	128 261	233 645	50 926	144 947
Commission and brokerage	412 312	1 348 639	469 117	1 239 464
Other acquisition costs	2 930	12 575	1 185	4 519
Other technical expenses	15 698	44 404	15 679	59 663
Administrative expenses	52 457	172 625	61 475	184 001
Total technical expenses	2 503 714	6 272 125	2 128 777	5 686 898
Other income and expenses	(16 488)	(93 021)	(21 330)	(109 281)
Operating profit/loss (EBIT)	(282 979)	63 787	32 676	408 046
Interest on hybrid capital	20 540	54 644	18 696	50 118
Net income before taxes	(303 519)	9 143	13 980	357 928
Taxes	(115 266)	(61 195)	14 559	105 053
Net income	(188 253)	70 338	(579)	252 875
thereof				
Minority interest on profit and loss	(4 033)	8 402	19 783	61 767
Group net income	(184 220)	61 936	(20 362)	191 108

[1] Previous year's figures: US GAAP
[2] Incl. expense on funds withheld and contract deposits

Figures in EUR thousand	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Other comprehensive income				
Net unrealised appreciation/ depreciation of investments	(37 668)	52 454	66 268	(22 554)
Cumulative foreign currency translation adjustments	(34 569)	89 753	(18 036)	47 260
Other comprehensive income	89	106	5 126	11 107
Total	(260 401)	212 651	52 779	288 688

Earnings per share				
Earnings per share in EUR	(1.53)	0.51	(0.17)	1.58

CASH FLOW STATEMENT
as at 30 September 2005

Figures in EUR thousand	2005	2004 [1]
	1.1.–30.9.	1.1.–30.9.
I. Cash flow from operating activities		
Consolidated net income (after tax) [2]	70 338	252 875
Appreciation/depreciation	27 585	37 944
Net realised gains and losses on investments	(137 855)	(94 424)
Amortisation of investments	3 943	6 934
Changes in funds held	457 206	(499 443)
Net changes in contract deposits	409 589	383 090
Changes in prepaid reinsurance premiums (net)	281 855	123 684
Changes in tax assets/provisions for taxes	(118 406)	4 901
Changes in benefit reserves (net)	199 262	271 874
Changes in claims reserves (net)	525 800	610 742
Changes in deferred acquisition costs	(211 186)	(205 267)
Changes in other technical provisions	29 604	77 690
Changes in clearing balances	(100 967)	537 294
Changes in other assets and liabilities (net)	41 321	88 173
Cash flow from operating activities	1 478 089	1 596 067
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	26 323	46 763
Purchases	(18 751)	(29 250)
Fixed-income securities – loans and receivables		
Maturities, sales	486 320	–
Purchases	(758 490)	–
Fixed-income securities – available for sale		
Maturities, sales	5 388 167	4 571 454
Purchases	(6 957 414)	(5 903 312)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	10 189	–
Purchases	(13 347)	–
Equity securities – available for sale		
Sales	864 178	247 421
Purchases	(841 470)	(499 227)
Other invested assets		
Sales	40 191	85 613
Purchases	(73 219)	(62 863)
Affiliated companies and participating interests		
Sales	13 828	3 544
Purchases	(838)	(14 700)
Real estate		
Purchases	(255)	(654)
Short-term investments		
Changes	104 320	(144 388)
Other changes (net)	(12 305)	(21 193)
Cash flow from investing activities	(1 742 573)	(1 720 792)

[1] Previous year's figures: US GAAP
[2] Net income including minority interests

Figures in EUR thousand	2005	2004[1)]
	1.1.–30.9.	1.1.–30.9.
III. Cash flow from financing activities		
Dividend paid	(141 584)	(114 567)
Changes in notes payable	260 097	447 416
Other changes	2 981	(16 052)
Cash flow from financing activities	121 494	316 797
IV. Exchange rate differences on cash	33 251	8 135
Change in cash and cash equivalents (I.+II.+III.+IV.)	(109 739)	200 207
Cash and cash equivalents at the beginning of the period	481 051	386 134
Change in cash and cash equivalents according to cash flow statement	(109 739)	200 207
Cash and cash equivalents at the end of the period	371 312	586 341
Income taxes	(44 456)	(42 559)
Interest paid	(138 162)	(74 174)

SEGMENTAL REPORT

as at 30 September 2005

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005 [1]	2004 [1]	2005 [1]	2004 [1]
	30.9.	31.12.	30.9.	31.12.
Assets				
Prepaid reinsurance premiums	74 983	77 944	680	1 429
Deferred acquisition costs	278 188	211 615	1 891 154	1 688 940
Reinsurance recoverables on benefit reserve	–	–	95 290	101 634
Reinsurance recoverables on incurred claims and others	2 369 448	1 492 976	173 643	90 239
Funds held by ceding companies	181 176	161 804	6 526 179	5 706 555
Total underwriting assets	2 903 795	1 944 339	8 686 946	7 588 797
Liabilities				
Loss and loss adjustment expense reserve	12 018 965	9 161 851	1 272 592	1 054 320
Policy benefits for life and health contracts	–	–	5 699 137	5 277 529
Unearned premium reserves	1 304 527	964 304	20 508	26 047
Other technical provisions	116 872	106 671	47 732	33 294
Funds held under reinsurance contracts	581 101	557 880	340 792	153 395
Total	14 021 465	10 790 706	7 380 761	6 544 585

[1] *Figures: IFRS*

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
392	1 797	434 911	454 533	(45 057)	(46 618)	465 909	489 085
20 617	14 828	87 792	78 890	–	–	2 277 751	1 994 273
–	–	–	–	–	–	95 290	101 634
199 997	508 314	2 769 675	2 430 105	(414 891)	(348 593)	5 097 872	4 173 041
2 573 354	3 084 639	11 935	12 293	(2 036)	–	9 290 608	8 965 291
2 794 360	3 609 578	3 304 313	2 975 821	(461 984)	(395 211)	17 227 430	15 723 324
–	–	–	–	–	–	–	–
3 994 919	4 834 860	4 048 603	3 538 168	(420 621)	(341 493)	20 914 458	18 247 706
–	–	–	–	–	–	5 699 137	5 277 529
128 467	58 305	815 106	823 871	(44 476)	(46 613)	2 224 132	1 825 914
34 826	24 491	9 286	7 762	580	–	209 296	172 218
–	–	274 568	257 510	–	(13 149)	1 196 461	955 636
4 158 212	4 917 656	5 147 563	4 627 311	(464 517)	(401 255)	30 243 484	26 479 003

SEGMENTAL REPORT
as at 30 September 2005

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004 [1]	2005	2004 [1]
	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
Gross written premiums	3 649 699	3 295 070	1 755 403	1 497 127
Net premiums earned	2 825 191	2 483 102	1 655 076	1 372 564
Net investment income	385 692	295 784	200 868	142 426
Claims and claims expenses	2 555 640	1 857 448	1 008 644	804 734
Change in policy benefits for life and health contracts	–	–	(233 645)	(144 947)
Commission and brokerage and other technical income/expenses	567 450	466 313	497 657	469 426
Administrative expenses	70 432	77 226	42 908	43 067
Other income and expenses	(49 655)	(83 815)	(4 982)	839
Operating profit/loss (EBIT)	(32 294)	294 084	68 108	53 655
Interest on hybrid capital	–	–	–	–
Net income before taxes	(32 294)	294 084	68 108	53 655
Taxes	(71 218)	93 434	18 007	21 483
Net income	38 924	200 650	50 101	32 172
thereof				
Minority interest on profit and loss	5 226	47 917	3 123	3 375
Group net income	33 698	152 733	46 978	28 797

[1] *Previous year's figures: US GAAP*

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005	2004 [1]	2005	2004 [1]	2005	2004 [1]	2005	2004 [1]
1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
687 618	884 424	1 336 113	1 608 134	(92 717)	(105 296)	7 336 116	7 179 459
564 850	798 182	565 145	783 621	(13 005)	840	5 597 257	5 438 309
192 583	246 700	34 988	39 611	11 268	37 570	825 399	762 091
486 558	738 886	423 924	653 481	(14 529)	(245)	4 460 237	4 054 304
–	–	–	–	–	–	(233 645)	(144 947)
205 796	197 810	131 208	170 091	(2 770)	(3 819)	1 399 341	1 299 821
4 346	3 914	58 069	61 855	(3 130)	(2 061)	172 625	184 001
(1 933)	165	(2 008)	(20 713)	(34 443)	(5 757)	(93 021)	(109 281)
58 800	104 437	(15 076)	(82 908)	(15 751)	38 778	63 787	408 046
–	–	–	–	54 644	50 118	54 644	50 118
58 800	104 437	(15 076)	82 908	(70 395)	(11 340)	9 143	357 928
12 146	27 812	(7 938)	(33 537)	(12 192)	(4 139)	(61 195)	105 053
46 654	76 625	(7 138)	(49 371)	(58 203)	(7 201)	70 338	252 875
53	10 475	–	–	–	–	8 402	61 767
46 601	66 150	(7 138)	(49 371)	(58 203)	(7 201)	61 936	191 108

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

Pursuant to EU Directive 1606/2002 Hannover Re is required to prepare its consolidated financial statement for the 2005 financial year in accordance with the International Financial Reporting Standards (IFRS) approved for use in the European Union and will do so for the first time as at 31 December 2005. Hannover Re has decided to apply key principles of these standards to the present consolidated quarterly accounts as at 30 September 2005 in order to provide at this early stage an indication of the changes that are to be expected. In accordance with IFRS 1 the consolidated annual report for the financial year ending 31 December 2005 will include detailed notes on the transition from US GAAP to IFRS and an explanation of the affected income and shareholders' equity items.

The consolidated financial statement for the 2004 financial year as well as the interim reports in 2004 and for the first and second quarters of 2005 were drawn up in compliance with United States Generally Accepted Accounting Principles (US GAAP). In order to facilitate comparison all figures presented in this report for the previous year that refer to the consolidated balance sheet as at 31 December 2004 have been reconciled with IFRS. Insofar as the comparative data refer to items in the statement of income for the third quarter of the previous year, they are based on the figures calculated under US GAAP.

Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as "International Financial Reporting Standards (IFRS)"; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles and significant implications of the transition to IFRS

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 September 2005.

In addition to the individual requirements of specific standards, the basic procedure for the transition to IFRS is set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 contains optional and compulsory exceptions from the basic principle that all effective IFRS are to be

applied retrospectively, i. e. as if the financial statements had always been prepared in accordance with current IFRS.

The significant options and implications are discussed below.

Cumulative translation differences

IAS 21 "The Effects of Changes in Foreign Exchange Rates" requires that translation adjustments arising on the translation of the financial statements of foreign consolidated entities be recognised as a separate component of shareholders' equity in the consolidated financial statement. In conformity with US GAAP this portion of shareholders' equity is to be derecognised in the statement of income upon disposal of a consolidated entity. Under the optional exemptions of IFRS 1 par .21 and 1 par .22, all translation differences arising on consolidation of foreign consolidated entities may – in a departure from the basic standard – be realised outside the statement of income in the opening IFRS balance sheet. Hannover Re has applied the exemption.

Foreign currency transactions in the separate financial statements of consolidated entities are translated into the reporting currency at the rate of exchange on the date of the transaction. The recognition of the resulting translation gains and losses is determined by the nature of the underlying balance sheet item. While translation differences on monetary items are directly reported in profit or loss in the period of their occurrence, translation differences on non-monetary items are first recognised outside the statement of income in a separate component of shareholders' equity and are only realised in profit or loss upon settlement of the underlying transaction.

Investments

IAS 39 "Financial Instruments: Recognition and Measurement", version applicable to the 2005 financial year, requires that value adjustments be made if objective evidence suggests that the purchase cost cannot be realised. Under IAS 39 a significant or lasting decrease in current value below purchase cost constitutes objective evidence for value adjustment.

Hannover Re has therefore adopted the revised applicability criteria and considers securities to be impaired under IAS 39 if their current value falls below purchase cost by at least 20% or for at least nine months. Under US GAAP a security is deemed to be impaired if its current value was consistently below 80% of purchase cost during the previous six months.

In conformity with US GAAP, IAS 39.69 prohibits the reversal of impairment losses on securities to the statement of income once unscheduled depreciation has been taken. In contrast to US GAAP, adjustment of the cost basis is not an option for impaired securities. Securities whose current value has fallen below historical cost are to be tested for impairment in each reporting period using the criteria defined by Hannover Re. If a security is to be considered as impaired on the basis of these criteria, IAS 39.68 requires that a value adjustment be recognised on each reporting date in the amount of the current value less historical cost and less prior value adjustments.

For further remarks the reader is referred to Section 4.1 "Investments including revenues and expenses".

Insurance contracts

In March 2004 the IASB published IFRS 4 "Insurance Contracts". The first standard governing the accounting of insurance contracts, it also applies to reinsurance contracts and divides the "Insurance Contracts" project into two phases. IFRS 4 represents the outcome of Phase I and serves as a transitional arrangement until the IASB publishes a standard for the measurement of insurance contracts after completion of Phase II.

Hannover Re has applied the standard to the 2005 financial year. In this context, in conformity with the basic rules of IFRS 4 and the IFRS Framework, Hannover Re is availing itself of the option of retaining the previously used accounting policies for underwriting items (US GAAP).

Minority interests

In contrast to US GAAP, IAS 1 "Presentation of Financial Statements" requires that the minority interests be reported separately within Group shareholders' equity. Whereas under US GAAP the minority interest in the year-end result reduces the consolidated net income or loss, under IFRS this item is to be shown separately after the consolidated result in the form of a "thereof" note.

3. Consolidated companies and consolidation principles

Consolidated companies

DSP Deutsche-Senior-Partner AG, Bonn, which was established in the 2004 financial year, was included in the consolidated financial statement for the first time in the first quarter of the 2005 financial year using the equity basis of accounting.

Effective April 2005 Hannover Re Sweden Insurance Company Ltd., which has been inactive since the 2002 financial year, is no longer included in the scope of Hannover Re's consolidation.

Within the scope of two capital increases for non-cash contributions Hannover Re transferred its shares in Hannover Re (Bermuda) Ltd. and Hannover Reinsurance (Ireland) Ltd. to Hannover Rück Beteiligung Verwaltungs-GmbH effective 25 August 2005 and 29 August 2005 respectively.

Zweite Hannover Rück Beteiligung Verwaltungs-GmbH was established on 9 September 2005. The company was included in the consolidated financial statement for the first time in the third quarter of 2005. Hannover Re contributed the share capital of the company in kind through the transfer of its shares in Hannover Life Reassurance (Ireland) Ltd.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the

subsidiary and the purchase price is recognised as goodwill. Under IFRS 3, in conformity with the existing procedure under US GAAP, scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence. Where minority interests in shareholders' equity exist, such interests are reported within Group shareholders' equity.

The minority interest in the result amounted to EUR 8,402 thousand (EUR 61,767 thousand) as at 30 September 2005.

Debt consolidation

Receivables and liabilities between the entities included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re classifies investments according to the following categories: held-to-maturity, loans and receivables, financial assets at fair value through profit or loss, held-for-trading and available-for-sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Maturities of the fixed-income securities in the held-to-maturity portfolio

Figures in EUR thousand	2005 [1]		2004 [1]	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Estimated fair value
	30.9.	30.9.	31.12.	31.12.
Held to maturity				
due in one year	59 418	59 763	37 587	38 381
due after one through two years	54 029	56 505	62 212	63 879
due after two through three years	10 641	10 984	48 525	51 768
due after three through four years	20 130	20 244	3 479	3 479
due after four through five years	10 402	10 984	–	–
due after five through ten years	292 585	319 692	307 118	327 836
due after ten years	22 718	25 438	21 582	23 854
Total	469 923	503 610	480 503	509 197
Loans and receivables				
due in one year	61 263	61 142	281 210	281 145
due after one through two years	111 263	112 323	76 389	76 769
due after two through three years	46 641	48 965	155 288	158 385
due after three through four years	92 666	95 238	25 139	27 890
due after four through five years	226 632	227 790	56 569	56 902
due after five through ten years	400 369	403 623	60 351	63 800
due after ten years	–	–	–	–
Total	938 834	949 081	654 946	664 891
Available for sale				
due in one year	1 540 564	1 538 017	1 934 395	1 948 524
due after one through two years	1 566 309	1 561 975	1 676 649	1 678 117
due after two through three years	2 325 595	2 307 419	1 763 640	1 764 534
due after three through four years	2 444 786	2 455 428	2 162 671	2 173 521
due after four through five years	1 554 410	1 561 093	1 379 736	1 395 164
due after five through ten years	3 770 575	3 830 544	1 596 496	1 642 121
due after ten years	925 349	961 319	1 141 915	1 169 064
Total	14 127 588	14 215 795	11 655 502	11 771 045
Financial assets at fair value through profit or loss				
due in one year	69 614	69 614	64 930	46 146
due after one through two years	4 159	4 159	1 650	1 650
due after two through three years	1 313	1 558	4 713	5 088
due after three through four years	804	974	1 118	1 195
due after four through five years	–	–	–	18 467
due after five through ten years	–	–	–	–
due after ten years	31 377	31 124	22 042	24 532
Total	107 267	107 429	94 453	97 078

[1] *Figures: IFRS*

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Investments held to maturity					
Fixed-income securities					
Other foreign government debt securities	20 043	–	–	–	20 043
Debt securities issued by semi-governmental entities	121 897	14 488	–	3 751	140 136
Corporate securities	263 452	17 549	–	5 333	286 334
Asset-backed securities	52 931	1 650	–	2 516	57 097
Total	458 323	33 687	–	11 600	503 610

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Investments held to maturity					
Fixed-income securities					
Other foreign government debt securities	21 062	–	–	–	21 062
Debt securities issued by semi-governmental entities	115 226	12 217	–	3 608	131 051
Corporate securities	257 142	13 153	–	7 449	277 744
Asset-backed securities	73 037	3 324	–	2 979	79 340
Total	466 467	28 694	–	14 036	509 197

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	381 506	2 955	1 143	5 391	388 709
Corporate securities	383 728	6 046	204	6 074	395 644
Asset-backed securities	160 199	2 774	181	1 936	164 728
Total	925 433	11 775	1 528	13 401	949 081

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Loans and receivables					
Debt securities issued by semi-governmental entities	271 747	3 360	238	1 619	276 488
Corporate securities	294 094	5 107	537	6 102	304 766
Asset-backed securities	80 626	2 275	22	758	83 637
Total	646 467	10 742	797	8 479	664 891

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 528 299	13 891	2 464	19 572	1 559 298
US treasury notes	2 500 077	7 554	37 298	21 524	2 491 857
Other foreign government debt securities	310 594	4 076	1 016	1 744	315 398
Debt securities of semi-governmental entities	3 420 369	40 223	31 951	48 583	3 477 224
Corporate securities	3 745 709	85 688	30 166	59 999	3 861 230
Asset-backed securities	1 770 788	21 183	10 154	19 197	1 801 014
From investment funds	670 786	31 104	2 463	10 347	709 774
	13 946 622	203 719	115 512	180 966	14 215 795
Equity securities					
Shares	202 584	36 820	327	–	239 077
From investment funds	888 583	142 891	74	–	1 031 400
	1 091 167	179 711	401	–	1 270 477
Short-term investments	495 396	–	–	397	495 793
Total	15 533 185	383 430	115 913	181 363	15 982 065

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 571 588	10 689	2 025	28 083	1 608 335
US treasury notes	1 847 026	1 808	17 816	10 607	1 841 625
Other foreign government debt securities	212 817	4 006	276	3 519	220 066
Debt securities of semi-governmental entities	2 644 163	31 251	16 230	32 454	2 691 638
Corporate securities	3 335 079	80 716	13 716	56 225	3 458 304
Asset-backed securities	1 312 963	26 223	3 385	16 842	1 352 643
From investment funds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Equity securities					
Shares	260 888	13 966	809	–	274 045
From investment funds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Short-term investments	549 202	–	–	1 469	550 671
Total	13 057 285	265 740	59 907	159 166	13 422 284

Estimated fair value before accrued interest and accrued interest on financial assets at fair value through profit or loss as well as their estimated fair value

30.9.2005			
Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 923	128	9 051
Corporate securities	93 508	711	94 219
Asset-backed securities	4 140	19	4 159
Total	106 571	858	107 429

31.12.2004			
Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 150	171	9 321
Corporate securities	82 724	454	83 178
Asset-backed securities	4 560	19	4 579
Total	96 434	644	97 078

As at 30 September 2005 Hannover Re did not hold a trading portfolio. The fair value of the trading portfolio as at 31 December 2004 was EUR 2,482 thousand. These financial instruments reported in the previous year under derivatives consisted of index options which have since been terminated.

Investment income

Figures in EUR thousand	2005	2004 [1]
	30.9.	30.9.
Real estate	15 634	17 831
Dividends	23 569	24 529
Interest income on fixed-income securities	431 672	399 974
interest income/expense on funds withheld and contract deposits	252 455	271 417
Other income	10 462	7 316
Ordinary investment income	733 792	721 067
Realised gains on investments	198 724	123 647
Realised losses on investments	60 869	29 223
Unrealised gains and losses	6 745	12 913
Impairments/depreciation on real estate	4 464	5 432
Impairments on equity securities	6 498	13 185
Impairments on fixed-income securities	382	2 852
Impairments on participations	4 542	6 691
Other investment expenses	37 107	38 153
Total investment income	825 399	762 091

1) Previous year's figures: US GAAP

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2,049 (31 December 2004: 2,009). Of this number, 835 were employed in Germany in the year under review and 1,214 were employed at the consolidated Group companies abroad.

4.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. New, no-par-value registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in shareholders' equity

30.9.2005

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	147 383	142 313	–	289 696		
Retained earnings	1 532 611	–	–	1 532 611		
Net income	–	–	61 936	61 936		
Dividends paid	–	–	(121 721)	(121 721)		
Other changes	–	–	429	429		
Total	2 525 153	142 313	(59 356)	2 608 110	544 641	3 152 751

30.9.2004[1]

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(202 761)	35 813	–	(166 948)		
Retained earnings	1 762 252	–	–	1 762 252		
Net income	–	–	191 108	191 108		
Dividends paid	–	–	(114 567)	(114 567)		
Other changes	–	–	(368)	(368)		
Total	2 404 650	35 813	76 173	2 516 636	529 334	3 045 970

[1] *Previous year's figures: US GAAP*

4.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

4.5 Earnings per share

Basic and diluted earnings per share for the quarter

	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Net income (in EUR thousand)	(184 220)	61 936	(20 362)	191 108
Weighted average of issued shares (number)	120 597 134	120 597 134	120 597 134	120 597 134
Basic earnings per share in EUR	(1.53)	0.51	(0.17)	1.58
Diluted earnings per share in EUR	–	–	–	–

[1] *Previous year's figures: US GAAP*

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

In February 2004 we placed subordinated debt in the amount of EUR 750.0 million on the European capital markets through our subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured the debt by a subordinated guarantee.

In May 2005 Hannover Re issued further subordinated debt in the amount of EUR 500.0 million through its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, holders of Hannover Re's EUR 350.0 million subordinated debt placed in 2001 were offered an opportunity to exchange their existing issue for holdings in the new bond. Participation in the exchange was nominally EUR 211.9 million, corresponding to EUR 240.5 million of the new bond issue. The cash component of the new bond in the amount of nominally EUR 259.5 million was placed predominantly with institutional investors in Europe. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the bond volume of which now stands at EUR 138.1 million, and the debt issued this year in the amount of EUR 500.0 million.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee limited to a total amount of EUR 7.1 million. Furthermore, in the event of a

call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,318.9 million (31 December 2004: EUR 1,664.2 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,567.7 million (31 December 2004: EUR 2,663.7 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 72.8 million (31 December 2004: EUR 88.8 million) for E+S Rück AG and EUR 197.2 million (31 December 2004: EUR 232.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 29.2 million.

5.2 Events subsequent to conclusion of the quarter

In the second half of October hurricane "Wilma" caused severe damage in Central and North America. Hannover Re anticipates a loss burden of EUR 150 million from this event in the fourth quarter.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Zwischenbericht 3/2005

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2005					2004		
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9. [1]	1.1.–30.9. [1]	31.12.
Ergebnis								
Gebuchte Bruttoprämien	4 830,7	2 505,4	+5,1 %	7 336,1	+2,2 %	2 384,2	7 179,5	
Verdiente Nettoprämien	3 674,6	1 922,6	-2,8 %	5 597,3	+2,9 %	1 977,3	5 438,3	
Versicherungstechnisches Ergebnis	-87,8	-580,8	+279,6 %	-668,6	+173,2 %	-153,0	-244,8	
Kapitalanlageergebnis [2]	511,1	314,3	+51,8 %	825,4	+8,3 %	207,0	762,1	
Operatives Ergebnis (EBIT)	346,8	-283,0	-968,0 %	63,8	-84,4 %	32,6	408,0	
Konzernüberschuss nach Steuern	246,2	-184,2	+804,7 %	61,9	-67,6 %	-20,4	191,1	
Bilanz								
Haftendes Kapital	4 769,1			4 517,8	+6,2 %		4 287,0	4 172,2
Eigenkapital	2 855,9			2 608,1	+3,3 %		2 516,6	2 525,2
Minderheitsanteile	543,5			544,6	+2,5 %		529,3	531,3
Hybridkapital	1 369,7			1 365,1	+22,4 %		1 241,1	1 115,7
Kapitalanlagen (inkl. Depotforderungen)	27 755,0			28 348,1	+12,6 %		24 512,4	25 167,5
Bilanzsumme	39 487,2			41 190,9	+13,7 %		36 161,0	36 223,7
Aktie								
Ergebnis je Aktie (verwässert) in EUR	2,04	-1,53		0,51		-0,17	1,58	
Buchwert je Aktie in EUR	23,68			21,62			20,87	20,93
Kennzahlen								
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	96,7 %	143,6 %		113,0 %			96,7 %	
Selbstbehalt	82,5 %	75,6 %		80,2 %		79,0 %	77,3 %	
Kapitalanlagenrendite	4,3 %	5,1 %		4,6 %		3,7 %	4,5 %	
EBIT-Rendite [3]	9,4 %	-14,7 %		1,1 %		1,7 %	7,5 %	
Eigenkapitalrendite (nach Steuern)	18,3 %	-27,0 %		3,1 %		-3,3 %	10,4 %	

[1] US GAAP
[2] Inkl. Depotzinsaufwendungen
[3] Operatives Ergebnis (EBIT)/verdiente Nettoprämien

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

nachdem bereits im letzten Jahr das dritte Quartal durch schwere Hurrikane gekennzeichnet war, haben wir im Berichtszeitraum noch verheerendere Katastrophen verkraften müssen. Hurrikan „Katrina" wird als der bislang teuerste Versicherungsschaden aller Zeiten in die Geschichte eingehen: Die Belastung für die Assekuranz allein aus diesem Ereignis wird derzeit auf 50 Mrd. USD geschätzt. Für die Hannover Rück bedeutet „Katrina" eine Nettoschadenbelastung vor Steuern von rund 330 Mio. EUR. Hurrikan „Rita", der sich vier Wochen später ereignete, führt für uns zu einer Belastung von etwa 140 Mio. EUR. Für beide Wirbelstürme haben wir zusätzlich 200 Mio. EUR als pauschale Spätschadenreserve gebildet. Auch ohne diese Schäden war das dritte Quartal schon durch eine Vielzahl von Großschäden betroffen, die den gesamten Jahreserwartungswert bereits aufgebraucht hatten. In Anbetracht der Tatsache, dass wir zum 30. September 2005 mit 893,7 Mio. EUR eine außerordentliche Großschadenbelastung zu verkraften hatten und angesichts der zusätzlichen Belastung von ca. 150 Mio. EUR aus dem Hurrikan „Wilma" im vierten Quartal, ist es letztlich ein Beleg für die gute Diversifizierung und Qualität unseres Portefeuilles, dass wir für das Gesamtjahr 2005 voraussichtlich zumindest ein ausgeglichenes Ergebnis ausweisen können.

Bevor ich auf Details zum sonstigen Geschäftsverlauf Ihres Unternehmens eingehe, gestatten Sie mir noch einen Hinweis auf eine Neuerung innerhalb dieses Quartalsberichts: Als börsennotierte Gesellschaft müssen wir erstmalig mit dem Geschäftsbericht für das Jahr 2005 auf Basis der internationalen Rechnungslegungsvorschrift IFRS (International Financial Reporting Standards) berichten. Um Ihnen heute schon eine Orientierung zu ermöglichen, wie sich dies auf den Jahresabschluss Ihres Unternehmens auswirken wird, haben wir uns entschlossen, den Abschluss zum 30. September 2005 auf dieser Rechnungslegungsbasis zu erstellen. Insgesamt hat dieser Wechsel nur einen geringen Einfluss auf das Ergebnis, da die versicherungstechnischen Positionen im Wesentlichen unverändert bleiben. Neuerungen ergeben sich bei den Kapitalanlagen und im Ausweis einzelner Posten; die Vergleichbarkeit mit dem Vorjahreszeitraum ist aber dennoch grundsätzlich gegeben.

Lassen Sie mich nun anhand unserer vier strategischen Geschäftsfelder den Verlauf unseres Geschäfts im Einzelnen darstellen:

Unser größtes und bedeutendstes Geschäftsfeld, die *Schaden-Rückversicherung*, ist von einer historisch einmaligen Schadenbelastung aus Naturkatastrophen geprägt. Die kom-

binierte Schaden-/Kostenquote beträgt zum 30. September trotzdem nur 113,0 %. Dies reflektiert die hohe Qualität des zu Grunde liegenden Geschäfts. Auch wenn das diesjährige Ergebnis nicht zufrieden stellend ist, so haben doch die Großschäden auch eine positive Auswirkung: Die jüngsten Schadenereignisse werden sich noch deutlicher als im Vorjahr auf Preise und Konditionen speziell in der Katastrophen- und Transportrückversicherung auswirken und dazu beitragen, dass wir diese Schadenaufwendungen wieder zurückverdienen können.

Die Entwicklung in der *Personen-Rückversicherung* verläuft weiterhin plangemäß. Das erzielte Prämienwachstum resultierte wiederum aus einem verstärkten Neugeschäft speziell in der Lebens- und Rentenversicherung in Deutschland und Großbritannien.

In der *Finanz-Rückversicherung* war erwartungsgemäß ein erneuter Prämienrückgang zu verzeichnen. Gründe hierfür sind weiterhin die gesunkene Nachfrage nach Kapital ersetzenden Quotenverträgen sowie die zum Teil bei den Kunden bestehende Unsicherheit im Umgang mit Finanz-Rückversicherungsprodukten. Wir gehen jedoch unverändert von einem auch künftig bestehenden Bedarf für diese Produkte aus; die Unsicherheiten über weitere Anforderungen der Aufsichtsbehörden sollten sich in den nächsten Monaten klären.

Wie ich Ihnen bereits anlässlich unserer Halbjahresergebnisse berichtete, haben wir im Geschäftsfeld *Specialty Insurance* als konsequenten nächsten Schritt der schon 2002 begonnenen Restrukturierungsmaßnahmen bei unserer amerikanischen Tochtergesellschaft Clarendon Insurance Group den Umbau der Gesellschaft hin zu einem Spezialversicherer für profitables Nischengeschäft eingeleitet. Dieser Umbau macht planmäßige Fortschritte. Eine kostenmäßige Belastung stellt jedoch die Abwicklung der nicht erneuerten Programme dar. Von den Wirbelstürmen in den USA war die Clarendon als großer amerikanischer Erstversicherer zwar ebenfalls betroffen, aber nur in geringem Umfang.

Weitgehend zufrieden bin ich mit dem Ergebnis unserer *Kapitalanlagen*; die anhaltend starken versicherungstechnischen Cashflows konnten das noch immer sehr niedrige Zinsniveau kompensieren. Die gute Entwicklung der Aktienmärkte haben wir in größerem Umfang genutzt, Gewinne zu realisieren, sodass das dritte Quartal per saldo mit einem verbesserten Kapitalanlageergebnis schließt.

Die Entwicklung unseres Aktienkurses verlief im dritten Quartal nicht zufrieden stellend. Die Börse reagierte auf die schadenträchtigen Wirbelstürme mit deutlichen Abschlägen bei den Versicherungswerten, sodass die Hannover Rück-Aktie weit hinter ihrem bisherigen Jahreshoch zurückblieb. Dennoch konnten wir uns weiterhin gegenüber unserem internen Vergleichsmaßstab, dem gewichteten „ABN Amro Rothschild Global Reinsurance Index“, behaupten.

Ich danke Ihnen – auch im Namen aller meiner Vorstandskollegen – sehr herzlich für Ihr Vertrauen. Es bleibt weiterhin unser oberstes Ziel, Ihre Gesellschaft profitabel und sicher zu führen.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1)2)] Hannover	Vorsitzender
Dr. Paul Wieandt [2)] Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas [1)2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Auch im dritten Quartal entwickelte sich der deutsche Aktienmarkt weiterhin deutlich positiv. Der Deutsche Aktienindex (Dax) schloss zum 30. September 2005 mit 5.044 Zählern und markierte im Quartalsverlauf sein neues Jahreshoch von 5.049 Punkten. Dies entsprach einer Steigerung von 18,5 % gegenüber dem 31. Dezember 2004.

Die Mid-Cap-Werte hoben sich darüber hinaus außergewöhnlich positiv vom Kapitalmarkt ab: Zum Ende des dritten Quartals lag der MDax (+32,2 %) erneut vor allen Vergleichsindizes. CDax-Versicherungen (+14,0 %) und auch Euro-Stoxx 50 (+16,7 %) sowie Dow Jones (-2,5 %) blieben weit hinter dem MDax zurück.

Die gute Entwicklung der ersten zwei Quartale konnte sich bei der Hannover Rück-Aktie nicht weiter fortsetzen. Unser Wert zeigte vom 31. Dezember 2004 bis zum 30. September 2005 bei einem Kurs von 28,80 EUR zwar eine leicht positive Tendenz von +0,2 %, blieb jedoch 13,5 Prozentpunkte hinter seinem bisherigen Jahreshoch von 32,69 EUR zurück. Ausschlaggebend für diesen Verlauf im dritten Quartal waren die verheerenden Wirbelstürme im Süden der USA. Die ungewohnt heftige Hurrikansaison sorgte zunächst für Besorgnis im Kapitalmarkt. Die gute Diversifizierung der Hannover Rück sowie das sich aus den Schäden ergebende neue Geschäftspotenzial beflügelten die Hannover Rück-Aktie jedoch etwas, sodass sich unser Wert zum 31. Oktober 2005 wieder vom Jahrestiefststand erholen konnte.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes



in %
135
130
125
120
115
110
105
100
95
90
3. Januar 2005
11. Januar 2005
23. Januar 2005
4. Februar 2005
16. Februar 2005
28. Februar 2005
12. März 2005
24. März 2005
5. April 2005
17. April 2005
29. April 2005
11. Mai 2005
23. Mai 2005
4. Juni 2005
16. Juni 2005
28. Juni 2005
10. Juli 2005
22. Juli 2005
3. August 2005
15. August 2005
27. August 2005
8. September 2005
20. September 2005
30. September 2005
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Gegen unseren internen Vergleichsmaßstab, den gewichteten „ABN Amro Rothschild Global Reinsurance Index", konnte sich die Hannover Rück-Aktie selbst in diesem schwierigen Jahr bisher wieder durchsetzen. Zum Quartalsende zeigte unser Wert eine um 2,4 Prozentpunkte bessere Jahresperformance als der Index.

Das Kursziel der Analysten für die Hannover Rück-Aktie liegt derzeit im Schnitt bei etwa 32 EUR. Bei einem aktuellen Kurs von rund 30 EUR ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2006 ein Kurs-Gewinn-Verhältnis (KGV) von rund 8. Zum 30. September empfahlen 17 der in Bloomberg erfassten 33 Analysten die Hannover Rück-Aktie zum Kauf; dies entspricht einem Anteil von 51,5 % aller Bewertungen.

Die Hannover Rück-Aktie im Vergleich zum AA Global Reinsurance Index



in %
120
115
110
105
100
95
90
3. Januar 2005
11. Januar 2005
23. Januar 2005
4. Februar 2005
16. Februar 2005
28. Februar 2005
12. März 2005
24. März 2005
5. April 2005
17. April 2005
29. April 2005
11. Mai 2005
23. Mai 2005
4. Juni 2005
16. Juni 2005
28. Juni 2005
10. Juli 2005
22. Juli 2005
3. August 2005
15. August 2005
27. August 2005
8. September 2005
20. September 2005
30. September 2005
Hannover Rück-Aktie
AA Global Reinsurance Index

Der AA Global Reinsurance Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist eine Kursentwicklung, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Angaben zur Aktie

in EUR	30.9.2005 [1]	2004 [2]	2003 [2]	2002 [2]	2001 [2]	2000 [2]
Ergebnis je Aktie (verwässert)	0,51	2,56	3,24	2,75	0,11	4,13
Ausschüttung je Aktie	–	1,00	0,95	0,85	–	0,77 [3]
Körperschaftsteuergutschrift	–	–	–	–	–	0,36
Bruttoausschüttung	–	1,00	0,95	0,85	–	1,21 [4]

[1] IFRS
[2] US GAAP
[3] Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
[4] Inkl. Bonus von 0,08 EUR

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	51,2 % Talanx AG 48,8 % Streubesitz
Grundkapital zum 30. September 2005:	120.597.134,00 EUR
Zahl der Aktien zum 30. September 2005:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. September 2005:	3.473,2 Mio. EUR

Anwendung internationaler Rechnungslegungsvorschriften (IFRS)

Im Konzernjahresabschluss für das Jahr 2005 werden wir die Rechnungslegungsgrundsätze der International Financial Reporting Standards (IFRS) erstmals vollumfänglich anwenden. Um unseren Aktionären eine bessere Orientierung zu ermöglichen, wie sich dies auf unsere Finanzberichterstattung auswirken wird, haben wir uns entschlossen, bereits in diesem Bericht zum 30. September 2005 auf Grundlage der IFRS zu berichten.

Da es für Versicherer noch keinen endgültigen Rechnungslegungsstandard zur Bewertung von Versicherungsverträgen gibt, basiert die gesamte versicherungstechnische Rechnung der Hannover Rück weiterhin auf US GAAP. Die derzeit maßgeblichen Vorschriften (IFRS 4 „Versicherungsverträge") repräsentieren das Ergebnis der Phase I des Projekts des International Accounting Standards Boards (IASB) zu Versicherungsverträgen und sind Übergangsregelungen, bis das IASB die Bewertung von Versicherungsverträgen mit Abschluss der Phase II geregelt hat.

Dies ist auch der Hintergrund, vor dem wir es für gerechtfertigt und sinnvoll halten, im vorliegenden Abschluss die nach den gültigen Vorschriften der IFRS ermittelten Werte des dritten Quartals 2005 mit den US GAAP-Angaben für das dritte Quartal 2004 zu vergleichen. Wesentliche Unterschiede betreffen insbesondere die Darstellung und Bewertung der Kapitalanlagen (-erträge), die Umrechnung von Fremdwährungen, die Darstellung der Anteile Konzernfremder an Ergebnis und Eigenkapital und die Segmentberichterstattung mit der Einführung einer Konsolidierungsspalte. Ein direkter Vergleich zum Jahresende 2004 hat ergeben, dass der Vorschriftenwechsel insgesamt nur einen geringen Einfluss auf Gewinn und Eigenkapital hatte. Die Unterschiede liegen im niedrigen zweistelligen Millionenbereich.

Da wir den Konzernjahresabschluss zum 31. Dezember 2005 als IFRS-Erstanwender gemäß IFRS 1 „Erstmalige Anwendung der International Financial Reporting Standards" veröffentlichen werden, stellen die Ergebnisse zum 30. September 2005 einen unmittelbaren Ausblick für das Jahresende dar. Mit der vorgezogenen Umstellung möchten wir alle Adressaten auf die kommende Änderung in der Rechnungslegung vorbereiten und so eine größtmögliche Transparenz bieten.

Geschäftsverlauf

Der bisherige Geschäftsverlauf war geprägt von einem weit überdurchschnittlichen Großschadenaufkommen – sowohl im ersten als auch insbesondere im dritten Quartal. Betroffen ist hier vor allem unser Geschäftsfeld Schaden-Rückversicherung. Allein der für die Versicherungswirtschaft bislang teuerste (Katastrophen-)Schaden aller Zeiten, Hurrikan „Katrina", hat für die Hannover Rück zu einer Belastung vor Steuern von rund 330 Mio. EUR geführt; aus Hurrikan „Rita" schlagen immerhin rund 140 Mio. EUR zu Buche. Bevor beide Wirbelstürme das amerikanische Festland erreichten, richteten sie erhebliche Verwüstungen an den im Golf von Mexiko befindlichen Bohrinseln an. Diese „Offshore"-Schäden sind – Hurrikan „Ivan" hat dies im vergangenen Jahr gezeigt – erst nach einem längeren Zeitraum verlässlich einzuschätzen. Aus diesem Grund haben wir für derartige Schäden aus „Katrina" und „Rita" zusätzlich zu den für einzelne Verträge gebildeten Rückstellungen 200 Mio. EUR als pauschale Spätschadenreserve gebildet. Insgesamt ergibt sich für die Hannover Rück zum 30. September 2005 eine Netto-Großschadenbelastung von 893,7 Mio. EUR. Andererseits beobachteten wir eine hervorragende Profitabilität in der restlichen Schaden-Rückversicherung, die diese Schadenbelastungen teilweise kompensieren konnte.

Die gebuchte Bruttoprämie für das Gesamtgeschäft betrug zum 30. September 2005 7,3 Mrd. EUR (Vj. 7,2 Mrd. EUR); dies entspricht einer Steigerung von 2,2 % gegenüber der Vorjahresperiode. Wechselkurseffekte wirkten sich im dritten Quartal nicht wesentlich aus. Der Selbstbehalt hat sich gegenüber der Vorjahresperiode weiter um 2,9 Prozentpunkte auf 80,2 % erhöht.

Die Nettoprämie stieg um 2,9 % auf 5,6 Mrd. EUR (5,4 Mrd. EUR).

Das Kapitalanlageergebnis verbesserte sich dank höherer Realisierung von Kursgewinnen aus Aktien um 8,3 % auf 825,4 Mio. EUR (762,1 Mio. EUR). Trotz der Belastungen aus Großschäden schloss das operative Ergebnis (EBIT) zum 30. September 2005 positiv. Es reduzierte sich gegenüber dem Vorjahreswert (408,0 Mio. EUR) um 84,4 % auf 63,8 Mio. EUR. Das Konzernergebnis verringerte sich auf Grund positiver Steuereffekte weniger stark um 67,6 % auf 61,9 Mio. EUR (191,1 Mio. EUR) Das Ergebnis je Aktie beträgt -0,51 EUR (1,58 EUR). Dies entspricht einer annualisierten Eigenkapitalrendite von 3,1 %.

Entsprechend unseres aktiven, effizienten Kapitalmanagements ist es unsere Strategie, die Kosten für unsere Kapitalbasis so gering wie möglich zu halten. Aspekte sind dabei der Gebrauch von Retrozessionen und der Transfer von Risiken in den Kapitalmarkt (Securitisation). Wir nutzen diese nicht, um gegebene Gewinnprognosen zu beeinflussen, sondern um unser Kapital zu schützen und unsere Ergebnisse insgesamt zu stabilisieren. So konnten wir im Falle von Hurrikan „Katrina" dank dieser Schutzdeckungen unser Verlustpotenzial begrenzen.

In Anbetracht der erwarteten deutlichen Verbesserung der Marktchancen in der Schaden-Rückversicherung haben wir uns entschlossen, durch einen weiteren Transfer von Versicherungsrisiken in den Kapitalmarkt unsere Zeichnungskapazität zu erhöhen. Damit versetzen wir uns in die Lage, die sich abzeichnenden hervorragenden Chancen in der Schaden-Rückversicherung optimal zu nutzen.

Schaden-Rückversicherung

Das herausragende Thema des dritten Quartals im Schaden-Rückversicherungsgeschäft waren die Auswirkungen der verheerenden Wirbelstürme. Mit einem geschätzten Marktschaden von ca. 50 Mrd. USD ist der Hurrikan „Katrina" der teuerste Katastrophenschaden aller Zeiten. Auf Grundlage dieser Einschätzung erwarten wir eine Netto-Schadenbelastung aus diesem Ereignis von ca. 310 Mio. EUR. Der Hurrikan „Rita" hat zudem zu einer Belastung von 130 Mio. EUR geführt. Vor dem Hintergrund der noch schwer einschätzbaren „Offshore"-Schäden haben wir für beide Ereignisse zusätzlich 200 Mio. EUR als pauschale Spätschadenreserve gebildet. Aus diesen und weiteren Großschäden des dritten Quartals wie der Flut in der Alpenregion, dem Schaden an einer Ölplattform im Indischen Ozean, mehrerer Luftfahrtschäden sowie einer Überschwemmung in Mumbai, Indien, resultiert eine Netto-Schadenbelastung von 754,6 Mio. EUR (222,2 Mio. EUR). Dies entspricht einem Anteil an der Quartals-Nettoprämie von 76,7 %. Für die ersten neun Monate betrug die Netto-Großschadenbelastung 867,0 Mio. EUR (285,5 Mio. EUR).

Zu diesem negativen Aspekt gab es in der Schaden-Rückversicherung aber auch einen positiven Gegenpol. Wir konnten die weiterhin sehr attraktiven Marktbedingungen vollumfänglich nutzen. Für den weltweiten Rückversicherungsmarkt gilt, dass die Preisdisziplin weiterhin anhält. Hierzu trägt nicht zuletzt auch das global immer noch sehr niedrige Zinsniveau bei, das eine Fokussierung der Erst- und Rückversicherer auf eine solide Zeichnungspolitik unumgänglich macht. Ein Aufweichen der Konditionen, das als Indikator für den Beginn eines weichen Marktes gilt, ist bislang nicht zu beobachten. Nicht nur in den von den Wirbelstürmen besonders hart getroffenen Sparten Katastrophenrückversicherung und Transport ist sogar von signifikant steigenden Preisen bei verbesserten Konditionen auszugehen. Ein Ende des harten Marktes ist nicht in Sicht – im Gegenteil: 2006 sollte ein attraktiveres Jahr als 2005 werden.

Nach wie vor erwarten Zedenten für die Zeichnung von Haftpflichtgeschäft ein sehr gutes Rating. Die Hannover Rück ist einer der wenigen Rückversicherer weltweit, die diese Bedingung vollumfänglich erfüllen und somit als Geschäftspartner für praktisch alle Risiken in Frage kommen.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- Vorjahr	1.1.–30.9.
Gebuchte Bruttoprämien	2 424,0	1 225,7	3 649,7	+10,8 %	3 295,1
Verdiente Nettoprämien	1 840,7	984,5	2 825,2	+13,8 %	2 483,1
Versicherungstechnisches Ergebnis	61,2	-429,5	-368,3	-548,5 %	82,1
Kapitalanlageergebnis	227,5	158,2	385,7	+30,4 %	295,8
Operatives Ergebnis (EBIT)	235,0	-267,2	-32,3	-111,0 %	294,1
Überschuss nach Steuern	194,4	-160,7	33,7	-77,9 %	152,7
Ergebnis je Aktie in EUR	1,61	-1,33	0,28	-77,9 %	1,26
Selbstbehalt	86,8 %	79,3 %	84,3 %		80,4 %
Kombinierte Schaden-/Kostenquote	96,7 %	143,6 %	113,0 %		96,7 %

[1] *US GAAP unter Berücksichtigung segmentübergreifender Geschäftsvorfälle*

Die gebuchte Bruttoprämie in der Schaden-Rückversicherung betrug zum 30. September 2005 3,6 Mrd. EUR (3,3 Mrd. EUR). Dies entspricht einem Zuwachs von 10,8 %. Auf Grund eines von 80,4 % auf 84,3 % erhöhten Selbstbehalts stieg die Nettoprämie sogar um 13,8 % auf 2,8 Mrd. EUR (2,5 Mrd. EUR).

Dass angesichts der hohen Belastungen aus Katastrophenschäden zum 30. September 2005 noch eine kombinierte Schaden-/Kostenquote von 113,0 % (96,7 %) erreicht wurde, spricht für die Qualität unseres Schaden-Rückversicherungsgeschäfts. Im dritten Quartal allein betrug sie 143,6 %.

Das operative Ergebnis (EBIT) für die ersten neun Monate reduzierte sich um 111,0 % auf -32,3 Mio. EUR (294,1 Mio. EUR); der Konzernüberschuss verringerte sich dank positiver Steuereffekte weniger stark und schloss positiv mit 33,7 Mio. EUR (152,7 Mio. EUR). Das Ergebnis je Aktie betrug somit 0,28 EUR (1,26 EUR). Für das dritte Quartal schloss das Geschäftsfeld mit einem Verlust von 160,7 Mio. EUR.

Personen-Rückversicherung

Das Prämienwachstum in der Personen-Rückversicherung hat sich nach einem kräftigen Anstieg während des ersten Halbjahres im dritten Quartal erwartungsgemäß leicht abgeschwächt. Dennoch sind wir mit der Entwicklung in diesem Geschäftsfeld zufrieden. Neben der Aufnahme neuer Geschäftsbeziehungen in Deutschland und Großbritannien waren für das Wachstum sehr gutes Neugeschäft und ein Nachlaufeffekt aus dem Vorjahr verantwortlich, speziell bei fondsgebundenen Lebens- und Rentenversicherungen in Deutschland und dem klassischen Produkt Risikoleben. Des Weiteren haben wir den Bancassurance-Bereich in Europa weiter ausbauen können. Auf dem amerikanischen Markt dominierten weiterhin das stetig wachsende Senioren- und hochwertiges Finanzierungsgeschäft.

Die gebuchte Bruttoprämie betrug zum 30. September des Berichtsjahres 1,8 Mrd. EUR (1,5 Mrd. EUR); dies entspricht einer Steigerung von 17,3 %. Die verdiente Nettoprämie erhöhte sich auf Grund eines nochmals gesteigerten Selbstbehalts um 20,6 % auf 1,7 Mrd. EUR (1,4 Mrd. EUR).

Das operative Ergebnis stieg um 26,9 % auf 68,1 Mio. EUR (53,7 Mio. EUR). Der Überschuss erhöhte sich um 63,1 % auf 47,0 Mio. EUR (28,8 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 0,39 EUR (0,24 EUR).

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- Vorjahr	1.1.–30.9.
Gebuchte Bruttoprämien	1 131,2	624,2	1 755,4	+17,3 %	1 497,1
Verdiente Nettoprämien	1 053,4	601,6	1 655,1	+20,6 %	1 372,6
Kapitalanlageergebnis	124,4	76,4	200,9	+41,0 %	142,4
Operatives Ergebnis (EBIT)	43,8	24,3	68,1	+26,9 %	53,7
Überschuss nach Steuern	29,7	17,3	47,0	+63,1 %	28,8
Ergebnis je Aktie in EUR	0,25	0,14	0,39	+63,1 %	0,24
Selbstbehalt	93,2 %	95,2 %	93,9 %		92,4 %
EBIT-Rendite [2]	4,2 %	4,0 %	4,1 %		3,9 %

[1] US GAAP unter Berücksichtigung segmentübergreifender Geschäftsvorfälle
[2] Operatives Ergebnis (EBIT)/verdiente Nettoprämien

Finanz-Rückversicherung

Insgesamt entwickelte sich unser Geschäftsfeld Finanz-Rückversicherung planmäßig. Das Interesse an Finanz-Rückversicherungsverträgen war in den letzten Monaten deutlich rückläufig. Hierfür sind insbesondere zwei Gründe zu nennen: Zum einen hat infolge der deutlich verbesserten Kapitalausstattung der Erstversicherer die Nachfrage nach Kapital ersetzenden proportionalen Quotenverträgen (Surplus Relief) nachgelassen. Zum anderen hat die vorwiegend negative Medienberichterstattung über die Untersuchungen verschiedener Aufsichtsbehörden in den USA zweifelsohne für eine gewisse Zurückhaltung bei den Zedenten gesorgt. Außerhalb der USA war dieser Effekt erfreulicherweise weniger deutlich spürbar. So konnten wir unser Geschäft insbesondere in Europa und Asien ausbauen. Erwartungsgemäß gingen die gebuchten Bruttoprämieneinnahmen zum 30. September 2005 gegenüber dem Vorjahreszeitraum um 22,3 % auf 687,6 Mio. EUR (884,4 Mio. EUR) zurück. Die Nettoprämie reduzierte sich um 29,2 % auf 564,9 Mio. EUR (798,2 Mio. EUR). Der Selbstbehalt ging von 92,9 % auf 91,5 % zurück. Für das kommende Jahr erwarten wir weiterhin eine Stabilisierung des Prämienvolumens nicht zuletzt dank neuer Geschäftschancen durch die Verhärtung des Schaden-Rückversicherungsmarktes.

Obwohl die Ergebnissituation in diesem Geschäftsfeld erwartungsgemäß rückläufig ist, konnten wir mit 10,4 % weiterhin eine sehr gute EBIT-Rendite erzielen. Das operative Ergebnis (EBIT) sank um 43,7 % auf 58,8 Mio. EUR (104,4 Mio. EUR). Der Überschuss nach Steuern verringerte sich zum 30. September 2005 erwartungsgemäß um 29,6 % auf 46,6 Mio. EUR, nach 66,2 Mio. EUR in der Vorjahresperiode. Dies entspricht einem Gewinn je Aktie von 0,39 EUR (0,55 EUR).

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- Vorjahr	1.1.–30.9.
Gebuchte Bruttoprämien	510,0	177,6	687,6	-22,3 %	884,4
Verdiente Nettoprämien	374,6	190,3	564,9	-29,2 %	798,2
Kapitalanlageergebnis	134,4	58,2	192,6	-21,9 %	246,7
Operatives Ergebnis (EBIT)	50,1	8,7	58,8	-43,7 %	104,4
Überschuss nach Steuern	38,7	7,9	46,6	-29,6 %	66,2
Ergebnis je Aktie in EUR	0,32	0,07	0,39	-29,6 %	0,55
Selbstbehalt	92,0 %	89,9 %	91,5 %		92,9 %
EBIT-Rendite [2]	13,4 %	4,6 %	10,4 %		13,1 %

[1] US GAAP unter Berücksichtigung segmentübergreifender Geschäftsvorfälle
[2] Operatives Ergebnis (EBIT)/verdiente Nettoprämien

Specialty Insurance

Wie wir bereits anlässlich unserer Halbjahresergebnisse berichteten, haben wir als konsequenten nächsten Schritt der schon 2002 begonnenen Restrukturierungsmaßnahmen bei unserer amerikanischen Tochtergesellschaft Clarendon Insurance Group den Umbau der Gesellschaft hin zu einem Spezialversicherer eingeleitet. Die Clarendon wird künftig vorrangig profitables Nischengeschäft, wie zum Beispiel spezielle Kraftfahrtdeckungen, Kunstversicherungen u. ä. zeichnen. Standardgeschäft, wie beispielsweise das Hausrat- und Wohngebäudegeschäft, bei dem wir in Konkurrenz zu den großen Erstversicherern im amerikanischen Markt stehen, steht zur Disposition. Die Neuausrichtung wird zu einem deutlichen Bruttoprämienrückgang führen. Allerdings streben wir einen stark erhöhten Selbstbehalt an, sodass sich die Nettoprämie allenfalls unwesentlich verändern sollte.

Angesichts unseres konsequenten Sanierungskurses bei der Clarendon hat sich die gebuchte Bruttoprämie im Geschäftsfeld Specialty Insurance um 16,9 % auf 1,3 Mrd. EUR (1,6 Mrd. EUR) reduziert. Der Selbstbehalt ging leicht auf 40,4 % zurück (43,2 %). Die verdiente Nettoprämie reduzierte sich um 27,9 % auf 565,1 Mio. EUR (783,6 Mio. EUR). Die kombinierte Schaden-/Kostenquote verbesserte sich auf 108,5 %, nach 113,0 % in der Vorjahresperiode. Als großer amerikanischer Erstversicherer war auch die Clarendon im dritten Quartal von den Wirbelstürmen in den USA betroffen, wenngleich nur in sehr geringem Umfang. Dank unserer Anfang des Jahres neu aufgelegten proportionalen Rückversicherung für das katastrophenexponierte Geschäft konnten wir die Netto-Schadenbelastung aus „Katrina" und „Rita" auf 26,8 Mio. EUR begrenzen. Des Weiteren ist zu erkennen, dass sich die aktuellen Programme profitabel entwickeln. Lediglich das nicht aktive Geschäft trägt noch zur Belastung der kombinierten Schaden-/Kostenquote bei. Allerdings wird dieser Anteil immer geringer werden. Das operative Ergebnis (EBIT) schloss zum 30. September 2005 verbessert mit -15,1 Mio. EUR nach einem Verlust von 82,9 Mio. EUR in der Vorjahresperiode. Der Fehlbetrag nach Steuern beträgt 7,1 Mio. EUR (-49,4 Mio. EUR). Das Specialty-Insurance-Geschäft reduzierte den Konzerngewinn je Aktie um 0,06 EUR (-0,41 EUR).

Kennzahlen zur Specialty Insurance

in Mio. EUR	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- Vorjahr	1.1.–30.9.
Gebuchte Bruttoprämien	821,0	515,2	1 336,1	-16,9 %	1 608,1
Verdiente Nettoprämien	413,1	152,0	565,1	-27,9 %	783,6
Versicherungstechnisches Ergebnis	8,1	-56,2	-48,1	-52,8 %	-101,8
Kapitalanlageergebnis	18,2	16,8	35,0	-11,7 %	39,6
Operatives Ergebnis (EBIT)	26,8	-41,9	-15,1	-81,8 %	-82,9
Überschuss/Fehlbetrag nach Steuern	19,4	-26,6	-7,1	-85,5 %	-49,4
Ergebnis je Aktie in EUR	0,16	-0,22	-0,06	-85,5 %	-0,41
Selbstbehalt	44,4 %	34,2 %	40,4 %		43,2 %
Kombinierte Schaden-/ Kostenquote	98,0 %	137,0 %	108,5 %		113,0 %

[1] *US GAAP unter Berücksichtigung segmentübergreifender Geschäftsvorfälle*

Kapitalanlageergebnis

Die europäischen Aktienmärkte konnten mit einer sehr positiven Performance den amerikanischen Leitmarkt überflügeln. Auf den Renten- und Anleihemärkten in Europa fielen die Renditen für zehnjährige Staatsanleihen, während in den USA die Zinsen stiegen. Trotz der weiterhin defensiven Ausrichtung unseres Bondportefeuilles liegen unsere Ergebnisse zum 30. September 2005 im Plan. Abschreibungen auf Wertpapiere fielen mit 11,4 Mio. EUR wiederum nur marginal an; im Vergleichszeitraum waren es 22,7 Mio. EUR gewesen. Bei unseren festverzinslichen Wertpapieren haben wir daran festgehalten, das Hauptaugenmerk auf hohe Qualität und Liquidität zu legen. Zum Ende März 2005 hatten wir die modifizierte Duration des Bondportefeuilles – vornehmlich im US-Bereich – auf 3,6 erhöht (31. Dezember 2004: 3,2) und diesen Wert zum September 2005 noch einmal auf 3,9 angehoben. Die dank des Mittelzuflusses aus der Versicherungstechnik auf 18,8 Mrd. EUR (16,0 Mrd. EUR) gestiegenen selbst verwalteten Kapitalanlagen konnten die gesunkenen Durchschnittsrenditen der Portefeuilles überkompensieren, sodass die ordentlichen Kapitalanlageerträge gegenüber dem Vorjahreswert mit 733,8 Mio. EUR gestiegen sind (721,1 Mio. EUR). Angesichts der guten Entwicklung auf den Aktienmärkten haben wir verstärkt Gewinne realisiert und unsere Aktienquote leicht auf 6,8 % reduziert. Im Saldo stiegen die realisierten Gewinne aus dem Abgang von Kapitalanlagen von 94,4 Mio. EUR auf 137,9 Mio. EUR. Dementsprechend fiel der außerordentliche Ergebnisbeitrag im Vergleich zum Vorjahreszeitraum höher aus. Das Nettokapitalanlageergebnis verbesserte sich gegenüber der Vergleichsperiode um 8,3 % auf 825,4 Mio. EUR (762,1 Mio. EUR).

Ausblick auf das Gesamtjahr 2005

Nach den Wirbelstürmen „Katrina" und „Rita" im dritten Quartal war mit „Wilma" im vierten Quartal ein weiterer schwerer Hurrikan zu verkraften. Aus diesem Ereignis erwarten wir eine Netto-Schadenbelastung von rund 150 Mio. EUR. Dies wird das Ergebnis des vierten Quartals belasten und voraussichtlich zu einem nur noch ausgeglichenen Jahresergebnis führen.

In der *Schaden-Rückversicherung* hat sich nach den jüngsten Hurrikanereignissen das Marktumfeld dramatisch verändert. Die Nachfrage nach Katastrophen- und Transportrückversicherung hat sich deutlich erhöht, sodass sich die Marktchancen nochmals verbessert haben und von einem anhaltenden Prämienwachstum ausgegangen werden kann. Die Vertragserneuerungsrunde 2005/2006 sollte – so auch der Tenor auf den Branchentreffen der Rückversicherer in Monte Carlo, Baden-Baden und den USA – auch für das kommende Jahr steigende Raten und Konditionen in fast allen Sparten der Schaden-Rückversicherung ermöglichen. Insbesondere im Naturkatastrophengeschäft und in der Transportrückversicherung, den von den Wirbelstürmen am stärksten betroffenen Sparten, rechnen wir mit einem deutlich zweistelligen Ratenanstieg. Die Hannover Rück ist optimal positioniert, um von diesen günstigen Marktverhältnissen opportunistisch Gebrauch zu machen.

In der *Personen-Rückversicherung* erwarten wir in Originalwährung ein zweistelliges Prämienwachstum, vor allem aus Deutschland, Großbritannien und den asiatischen Märkten. Insgesamt gehen wir von einem erfreulichen Ergebniszuwachs aus.

In der *Finanz-Rückversicherung* ist mit einem Prämienrückgang im zweistelligen Prozentbereich zu rechnen. Der Jahresüberschuss dürfte sich zwar etwas reduzieren, aber weiterhin sehr attraktiv darstellen. Wir gehen davon aus, dass sich die Nachfrage nach Finanz-Rückversicherungsprodukten im kommenden Jahr stabilisieren wird, auch dank des sich verhärtenden Marktes in der Schaden-Rückversicherung.

Im Geschäftsfeld *Specialty Insurance* werden sich die Brutto- und Nettoprämieneinnahmen gegenüber dem Vorjahr verringern. Das aktive Geschäft entwickelt sich deutlich profitabler als die in Abwicklung befindlichen Programme. Ob dies im laufenden Jahr schon zu einem positiven Ergebnis führen wird, bleibt jedoch noch abzuwarten. In jedem Fall schreiten die Restrukturierungsmaßnahmen der Clarendon Insurance Group planmäßig voran.

Der zu erwartende positive versicherungstechnische Cashflow dürfte einen weiteren Anstieg des Kapitalanlagevolumens bewirken. Dank stärker als erwarteter Gewinnrealisierungen sollte auch das *Kapitalanlageergebnis* insgesamt ansteigen.

In Anbetracht der enormen Großschadenbelastung und vor dem Hintergrund der erwarteten Entwicklung der einzelnen Geschäftsfelder sowie des wirtschaftlichen Umfelds gehen wir per heute von einem ausgeglichenen Konzernjahresergebnis aus. Diese Prognose steht unter der Prämisse, dass es im vierten Quartal zu keinen weiteren außergewöhnlichen Großschäden und zu keinen nennenswerten negativen Entwicklungen an den Kapitalmärkten kommt.

KONZERNBILANZ

zum 30. September 2005

in TEUR	2005 [1]	2004 [1]
Aktiva	30.9.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	469 923	480 503
Festverzinsliche Wertpapiere – Darlehen und Forderungen	938 834	654 946
Festverzinsliche Wertpapiere – dispositiver Bestand	14 215 795	11 771 045
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	107 429	97 078
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 270 477	1 100 568
Sonstige Handelsbestände	–	2 482
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	210 700	205 755
Sonstige Kapitalanlagen	728 471	640 224
Kurzfristige Anlagen	495 793	550 671
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	371 312	481 051
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	18 808 734	15 984 323
Depotforderungen	9 290 608	8 965 291
Depotforderungen aus Finanzierungsgeschäften	248 803	217 904
Kapitalanlagen	28 348 145	25 167 518
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5 094 669	4 163 138
Anteil der Rückversicherer an der Deckungsrückstellung	95 290	101 634
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	465 909	489 085
Anteil der Rückversicherer an sonstigen Rückstellungen	3 203	9 903
Abgegrenzte Abschlusskosten	2 277 751	1 994 273
Abrechnungsforderungen	3 609 698	3 122 762
Geschäfts- oder Firmenwert	191 082	173 315
Sonstige Vermögensgegenstände	1 096 331	995 215
Abgegrenzte Zinsen und Mieten	8 793	6 840
	41 190 871	36 223 683

[1] Angaben nach IFRS

in TEUR	2005 [1]	2004 [1]
Passiva	**30.9.**	**31.12.**
Rückstellung für noch nicht abgewickelte Versicherungsfälle	20 914 458	18 247 706
Deckungsrückstellungen	5 699 137	5 277 529
Rückstellung für Prämienüberträge	2 224 132	1 825 914
Rückstellungen für Gewinnanteile	209 296	172 218
Depotverbindlichkeiten	1 196 461	955 636
Depotverbindlichkeiten aus Finanzierungsgeschäften	2 199 998	1 720 898
Abrechnungsverbindlichkeiten	1 924 548	1 707 775
Andere Verbindlichkeiten	413 423	372 588
Steuerverbindlichkeiten	120 701	150 928
Rückstellung für latente Steuern	1 665 712	1 539 669
Langfristige Verbindlichkeiten	1 470 254	1 196 341
Verbindlichkeiten	38 038 120	33 167 202
Eigenkapital		
Gezeichnetes Kapital	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299		
Kapitalrücklagen	724 562	724 562
Gezeichnetes Kapital und Kapitalrücklage	845 159	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	242 843	190 389
Gewinne und Verluste aus der Währungsumrechnung	48 344	-41 409
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	-1 491	-1 597
Summe nicht ergebniswirksamer Eigenkapitalanteile	289 696	147 383
Gewinnrücklagen	1 473 255	1 532 611
Eigenkapital ohne Anteile anderer Gesellschafter	2 608 110	2 525 153
Anteile anderer Gesellschafter	544 641	531 328
Eigenkapital	3 152 751	3 056 481
	41 190 871	36 223 683

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 30. September 2005

in TEUR	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämien	2 505 381	7 336 116	2 384 136	7 179 459
Gebuchte Rückversicherungsprämien	610 491	1 456 064	501 764	1 631 167
Veränderung der Bruttoprämienüberträge	50 876	-212 244	53 070	-134 291
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-23 134	-70 551	41 838	24 308
Verdiente Prämien für eigene Rechnung	1 922 632	5 597 257	1 977 280	5 438 309
Ordentliche Kapitalanlageerträge [2]	248 359	733 792	199 780	721 067
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	100 815	198 724	21 536	123 647
Realisierte Verluste aus dem Abgang von Kapitalanlagen	23 185	60 869	10 330	29 223
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	4 810	6 745	11 734	12 913
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	4 345	15 886	4 004	28 160
Sonstige Kapitalanlageaufwendungen	12 182	37 107	11 736	38 153
Kapitalanlageergebnis	314 272	825 399	206 980	762 091
Sonstige versicherungstechnische Erträge	319	6 277	-1 477	3 825
Erträge insgesamt	2 237 223	6 428 933	2 182 783	6 204 225
Aufwendungen für Versicherungsfälle	1 892 056	4 460 237	1 530 395	4 054 304
Veränderung der Deckungsrückstellung	128 261	233 645	50 926	144 947
Aufwendungen für Provisionen und Gewinnanteile	412 312	1 348 639	469 117	1 239 464
Sonstige Abschlusskosten	2 930	12 575	1 185	4 519
Sonstige versicherungstechnische Aufwendungen	15 698	44 404	15 679	59 663
Aufwendungen für den Versicherungsbetrieb	52 457	172 625	61 475	184 001
Versicherungstechnische Aufwendungen für eigene Rechnung	2 503 714	6 272 125	2 128 777	5 686 898
Übriges Ergebnis	-16 488	-93 021	-21 330	-109 281
Operatives Ergebnis (EBIT)	-282 979	63 787	32 676	408 046
Zinsen auf Hybridkapital	20 540	54 644	18 696	50 118
Ergebnis vor Steuern	-303 519	9 143	13 980	357 928
Steueraufwand	-115 266	-61 195	14 559	105 053
Überschuss	-188 253	70 338	-579	252 875
davon				
Anderen Gesellschaftern zustehendes Ergebnis	-4 033	8 402	19 783	61 767
Konzernüberschuss	-184 220	61 936	-20 362	191 108

[1] *Vorjahresangaben: US GAAP*
[2] *Inkl. Depotzinsaufwendungen*

in TEUR	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Nicht ergebniswirksame Veränderungen des Eigenkapitals				
Veränderungen der nicht realisierten Kursgewinne/-verluste aus Kapitalanlagen	-37 668	52 454	66 268	-22 554
Gewinn/Verlust aus Währungsumrechnungen	-34 569	89 753	-18 036	47 260
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	89	106	5 126	11 107
Gesamt	-260 401	212 651	52 779	288 688

Ergebnis je Aktie				
Ergebnis je Aktie in EUR	-1,53	0,51	-0,17	1,58

KAPITALFLUSSRECHNUNG

zum 30. September 2005

in TEUR	2005	2004 [1]
	1.1.–30.9.	1.1.–30.9.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern [2]	70 338	252 875
Abschreibungen/Zuschreibungen	27 585	37 944
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-137 855	-94 424
Amortisationen	3 943	6 934
Veränderungen der Depotforderungen/-verbindlichkeiten	457 206	-499 443
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	409 589	383 090
Veränderung der Rückstellungen für Prämienüberträge	281 855	123 684
Veränderung der Steuerforderungen/-verbindlichkeiten	-118 406	4 901
Veränderung der Deckungsrückstellungen	199 262	271 874
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	525 800	610 742
Veränderung der abgegrenzten Abschlusskosten	-211 186	-205 267
Veränderung der übrigen versicherungstechnischen Rückstellungen	29 604	77 690
Veränderung der Abrechnungssalden	-100 967	537 294
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	41 321	88 173
Kapitalfluss aus laufender Geschäftstätigkeit	1 478 089	1 596 067
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	26 323	46 763
Käufe	-18 751	-29 250
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	486 320	–
Käufe	-758 490	–
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	5 388 167	4 571 454
Käufe	-6 957 414	-5 903 312
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertete Finanzinstrumente		
Fällige Papiere, Verkäufe	10 189	–
Käufe	-13 347	–
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	864 178	247 421
Käufe	-841 470	-499 227
Andere Kapitalanlagen		
Verkäufe	40 191	85 613
Käufe	-73 219	-62 863
Verbundene Unternehmen und Beteiligungen		
Verkäufe	13 828	3 544
Käufe	-838	-14 700
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Käufe	-255	-654
Kurzfristige Kapitalanlagen		
Veränderung	104 320	-144 388
Übrige Veränderungen	-12 305	-21 193
Kapitalfluss aus Investitionstätigkeit	-1 742 573	-1 720 792

[1] Vorjahresangaben US GAAP
[2] Ergebnis einschließlich Minderheitsanteilen

in TEUR	2005	2004 [1]
	1.1.–30.9.	1.1.–30.9.
III. Kapitalfluss aus Finanzierungstätigkeit		
Gezahlte Dividende	-141 584	-114 567
Veränderung der begebenen Anleihen	260 097	447 416
Andere Veränderungen	2 981	-16 052
Kapitalfluss aus Finanzierungstätigkeit	121 494	316 797
IV. Währungskursdifferenzen	33 251	8 135
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-109 739	200 207
Flüssige Mittel am Anfang der Periode	481 051	386 134
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-109 739	200 207
Flüssige Mittel am Ende der Periode	371 312	586 341
Ertragsteuern	-44 456	-42 559
Zinszahlungen	-138 162	-74 174

SEGMENTBERICHTERSTATTUNG

zum 30. September 2005

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2005 [1]	2004 [1]	2005 [1]	2004 [1]
	30.9.	31.12.	30.9.	31.12.
Aktiva				
Anteile der Rückversicherer an der Rückstellung für Prämienüberträge	74 983	77 944	680	1 429
Abgegrenzte Abschlusskosten	278 188	211 615	1 891 154	1 688 940
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	95 290	101 634
Anteil der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	2 369 448	1 492 976	173 643	90 239
Depotforderungen	181 176	161 804	6 526 179	5 706 555
Gesamt	2 903 795	1 944 339	8 686 946	7 588 797
Passiva				
Schadenrückstellungen	12 018 965	9 161 851	1 272 592	1 054 320
Deckungsrückstellungen	–	–	5 699 137	5 277 529
Rückstellung für Prämienüberträge	1 304 527	964 304	20 508	26 047
Übrige versicherungstechnische Rückstellungen	116 872	106 671	47 732	33 294
Depotverbindlichkeiten	581 101	557 880	340 792	153 395
Gesamt	14 021 465	10 790 706	7 380 761	6 544 585

[1] *Angaben nach IFRS*

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
392	1 797	434 911	454 533	-45 057	-46 618	465 909	489 085
20 617	14 828	87 792	78 890	–	–	2 277 751	1 994 273
–	–	–	–	–	–	95 290	101 634
199 997	508 314	2 769 675	2 430 105	-414 891	-348 593	5 097 872	4 173 041
2 573 354	3 084 639	11 935	12 293	-2 036	–	9 290 608	8 965 291
2 794 360	3 609 578	3 304 313	2 975 821	-461 984	-395 211	17 227 430	15 723 324
3 994 919	4 834 860	4 048 603	3 538 168	-420 621	-341 493	20 914 458	18 247 706
–	–	–	–	–	–	5 699 137	5 277 529
128 467	58 305	815 106	823 871	-44 476	-46 613	2 224 132	1 825 914
34 826	24 491	9 286	7 762	580	–	209 296	172 218
–	–	274 568	257 510	–	-13 149	1 196 461	955 636
4 158 212	4 917 656	5 147 563	4 627 311	-464 517	-401 255	30 243 484	26 479 003

SEGMENTBERICHTERSTATTUNG

zum 30. September 2005

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2005	2004 [1]	2005	2004 [1]
	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
Gebuchte Bruttoprämien	3 649 699	3 295 070	1 755 403	1 497 127
Verdiente Prämien für eigene Rechnung	2 825 191	2 483 102	1 655 076	1 372 564
Kapitalanlageergebnis	385 692	295 784	200 868	142 426
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 555 640	1 857 448	1 008 644	804 734
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-233 645	-144 947
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	567 450	466 313	497 657	469 426
Aufwendungen für den Versicherungsbetrieb	70 432	77 226	42 908	43 067
Übriges Ergebnis	-49 655	-83 815	-4 982	839
Operatives Ergebnis (EBIT)	-32 294	294 084	68 108	53 655
Zinsen auf Hybridkapital	–	–	–	–
Ergebnis vor Steuern	-32 294	294 084	68 108	53 655
Steueraufwand	-71 218	93 434	18 007	21 483
Überschuss	38 924	200 650	50 101	32 172
davon				
Anderen Gesellschaftern zustehendes Ergebnis	5 226	47 917	3 123	3 375
Konzernüberschuss	33 698	152 733	46 978	28 797

[1] *Vorjahresangaben nach US GAAP*

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2005	2004 [1]	2005	2004 [1]	2005	2004 [1]	2005	2004 [1]
1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
687 618	884 424	1 336 113	1 608 134	- 92 717	- 105 296	7 336 116	7 179 459
564 850	798 182	565 145	783 621	- 13 005	840	5 597 257	5 438 309
192 583	246 700	34 988	39 611	11 268	37 570	825 399	762 091
486 558	738 886	423 924	653 481	- 14 529	- 245	4 460 237	4 054 304
–	–	–	–	–	–	- 233 645	- 144 947
205 796	197 810	131 208	170 091	- 2 770	- 3 819	1 399 341	1 299 821
4 346	3 914	58 069	61 855	- 3 130	- 2 061	172 625	184 001
- 1 933	165	- 2 008	- 20 713	- 34 443	- 5 757	- 93 021	- 109 281
58 800	104 437	- 15 076	- 82 908	- 15 751	38 778	63 787	408 046
–	–	–	–	54 644	50 118	54 644	50 118
58 800	104 437	- 15 076	82 908	- 70 395	- 11 340	9 143	357 928
12 146	27 812	- 7 938	- 33 537	- 12 192	- 4 139	- 61 195	105 053
46 654	76 625	- 7 138	- 49 371	- 58 203	- 7 201	70 338	252 875
53	10 475	–	–	–	–	8 402	61 767
46 601	66 150	- 7 138	- 49 371	- 58 203	- 7 201	61 936	191 108

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück AG) gehört zur Talanx AG, die wiederum zu 100% dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen. Nach § 291 Abs. 3 Nr. 1 HGB in der geänderten Fassung entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Die Hannover Rück ist verpflichtet, ihren Konzernabschluss für das Geschäftsjahr 2005 gemäß EU-Verordnung 1606/2002 nach den zur Anwendung in der Europäischen Union verabschiedeten International Financial Reporting Standards (IFRS) aufzustellen und wird dies erstmals zum 31. Dezember 2005 tun. Die Hannover Rück hat sich entschlossen, wesentliche Grundsätze dieser Standards bereits auf den vorliegenden Konzernquartalsabschluss zum 30. September 2005 anzuwenden, um jetzt schon eine Indikation für die zu erwartenden Veränderungen zu geben. Der Konzerngeschäftsbericht für das Geschäftsjahr zum 31. Dezember 2005 wird gemäß IFRS 1 detaillierte Erläuterungen zur Überleitung von US GAAP auf IFRS mit einer Darstellung der betroffenen Erfolgs- und Eigenkapitalposten beinhalten.

Der Konzernabschluss für das Geschäftsjahr 2004 sowie die Zwischenberichte im Jahr 2004 und zum ersten und zweiten Quartal 2005 wurden gemäß den US-amerikanischen Rechnungslegungsgrundsätzen (US GAAP) aufgestellt. Alle in diesem Bericht dargestellten Vorjahresangaben, die sich auf die Konzernbilanz zum 31. Dezember 2004 beziehen, haben wir aus Gründen der Vergleichbarkeit gemäß IFRS angepasst. Soweit sich die Vergleichsinformationen auf Positionen der Gewinn- und Verlustrechnung zum dritten Quartal des Vorjahres beziehen, basieren diese auf den nach US GAAP ermittelten Angaben.

Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als „International Financial Reporting Standards (IFRS)" bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung und wesentliche Auswirkungen der Umstellung auf IFRS

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. September 2005 aufgestellt.

Die grundsätzliche Vorgehensweise bei der Umstellung auf IFRS wird in Ergänzung zu den Einzelvorschriften spezifischer Standards in IFRS 1 „First-time Adoption of International Financial Reporting Standards" geregelt. IFRS 1 enthält optionale und verpflichtende Ausnahmen von dem Grundsatz, dass sämtliche geltenden IFRS retrospektiv, d. h. als sei schon immer nach den aktuellen IFRS bilanziert worden, anzuwenden sind.

Im Folgenden werden die wesentlichen Wahlrechte und Auswirkungen erläutert.

Kumulierte Fremdwährungsdifferenzen

Nach IAS 21 „The Effects of Changes in Foreign Exchange Rates" müssen im Konzernabschluss Differenzen aus der Währungsumrechnung von Abschlüssen ausländischer Konzerngesellschaften als separater Posten im Eigenkapital ausgewiesen werden. In Übereinstimmung mit US GAAP ist bei Veräußerung einer Konzerngesellschaft dieser Teil des Eigenkapitals erfolgswirksam auszubuchen. Die optionalen Ausnahmeregelungen des IFRS 1 par. 21 und 1 par. 22 sehen vor, dass in Abweichung von der Grundregel sämtliche Umrechnungsdifferenzen aus der Konsolidierung ausländischer Konzerngesellschaften in der IFRS-Eröffnungsbilanz erfolgsneutral realisiert werden. Hannover Rück wendet die Ausnahmeregelung an.

Fremdwährungsgeschäfte in den Einzelabschlüssen von Konzerngesellschaften werden grundsätzlich zum Transaktionskurs in die Berichtswährung umgerechnet. Die Bilanzierung der aus der Umrechnung resultierenden Währungskursgewinne bzw. -verluste richtet sich nach dem Charakter der jeweils zu Grunde liegenden Bilanzposition. Während Umrechnungsdifferenzen aus monetären Posten in der Periode ihrer Entstehung zu Ertrag bzw. Aufwand führen, werden Umrechnungsdifferenzen aus nicht-monetären Posten zunächst erfolgsneutral in einem separaten Posten des Eigenkapitals ausgewiesen und erst mit ihrer Abwicklung ergebniswirksam realisiert.

Kapitalanlagen

Gemäß IAS 39 „Financial Instruments: Recognition and Measurement" in der im Geschäftsjahr 2005 anzuwendenden Fassung sind Wertberichtigungen vorzunehmen, wenn objektive Kriterien darauf hindeuten, dass die Anschaffungskosten nicht realisiert werden können. Nach IAS 39 ist ein signifikanter oder dauerhafter Rückgang des Zeitwertes unter die Anschaffungskosten ein objektives Wertberichtigungskriterium.

Die Hannover Rück wendet daher neue Aufgreifkriterien an und betrachtet Aktien nach IAS 39 als wertgemindert, wenn deren Zeitwert um mindestens 20% oder für mindestens neun Monate unter die Anschaffungskosten sinkt. Nach US GAAP gilt eine Aktie als wertgemindert, wenn deren Zeitwert während der zurückliegenden sechs Monate dauerhaft 80 % der Anschaffungskosten unterschritten hat.

Übereinstimmend mit US GAAP sind nach IAS 39.69 erfolgswirksame Wertaufholungen für Aktien nach bereits vorgenommenen außerplanmäßigen Abschreibungen untersagt. Im Unterschied zu US GAAP kommt bei wertgeminderten Aktien die Anpassung der Anschaffungskostenbasis nicht in Betracht. Aktien, deren Zeitwert unter die historischen Anschaffungskosten gefallen ist, sind zu jeder Berichtsperiode anhand der Kriterien der Hannover Rück auf den Wertberichtigungsbedarf zu überprüfen. Wenn eine Aktie auf Grund dieser Kriterien als wertgemindert zu betrachten ist, so ist nach IAS 39.68 zu jedem Berichtszeitpunkt eine Wertberichtigung in Höhe des Zeitwerts abzüglich der historischen Anschaffungskosten und abzüglich vorheriger Wertberichtigungen zu erfassen.

Zu weiteren Ausführungen verweisen wir auf Kapitel 4.1 „Kapitalanlagen einschließlich der Erträge und Aufwendungen".

Versicherungsverträge

Im März 2004 hat das IASB mit dem Standard IFRS 4 „Insurance Contracts" erstmals einen Standard für die Bilanzierung von Versicherungsverträgen veröffentlicht, der für Rückversicherungsverträge ebenfalls

anzuwenden ist und dabei das Projekt „Versicherungsverträge" in zwei Phasen aufgeteilt. IFRS 4 repräsentiert das Ergebnis der Phase I und ist eine Übergangsregelung, bis das IASB die Bewertung von Versicherungsverträgen mit Abschluss der Phase II geregelt hat.

Die Hannover Rück wendet den Standard für das Geschäftsjahr 2005 an. Unter Beachtung der grundsätzlichen Vorschriften des IFRS 4 und des IFRS-Rahmenkonzepts macht die Hannover Rück dabei von der Möglichkeit Gebrauch, die bisher angewandten Bilanzierungs- und Bewertungsmethoden für versicherungstechnische Posten (US GAAP) beizubehalten.

Minderheitsanteile

Nach IAS 1 „Presentation of Financial Statements" ist im Unterschied zu US GAAP der Ausgleichsposten für die Anteile anderer Gesellschafter innerhalb des Konzerneigenkapitals gesondert darzustellen. Während nach US GAAP der Minderheitsanteil am Jahresergebnis den Konzernjahresüberschuss bzw. -fehlbetrag kürzt, ist dieser nach IFRS im Anschluss an das Konzernergebnis gesondert als „davon"-Vermerk darzustellen.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Die im Geschäftsjahr 2004 gegründete DSP Deutsche-Senior-Partner AG, Bonn, wurde im ersten Quartal des Geschäftsjahres 2005 erstmalig nach der „At-Equity"-Methode in den Konzernabschluss einbezogen.

Die seit dem Geschäftsjahr 2002 inaktive Hannover Re Sweden Insurance Company Ltd. ist seit April 2005 nicht mehr Bestandteil des Konsolidierungskreises der Hannover Rück.

Im Rahmen von zwei Kapitalerhöhungen gegen Sacheinlage hat die Hannover Rück AG mit Wirkung zum 25. August 2005 ihre Anteile an der Hannover Re (Bermuda) Ltd. sowie zum 29. August 2005 ihre Anteile an der Hannover Reinsurance (Ireland) Ltd. in die Hannover Rück Beteiligung Verwaltungs-GmbH eingebracht.

Am 9. September 2005 wurde die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH gegründet. Die Gesellschaft wird zum dritten Quartal 2005 erstmalig in den Konzernabschluss einbezogen. Das Stammkapital der Gesellschaft hat die Hannover Rück AG mittels Übertragung ihrer Anteile an der Hannover Life Reassurance (Ireland) Ltd. als Sacheinlage eingebracht.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. In Übereinstimmung mit der bisherigen Vorgehensweise nach US GAAP werden gemäß IFRS 3 Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach regelmäßigen Werthaltigkeitsprü-

fungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt. Anteile am Eigenkapital, die Konzernfremden zustehen, werden innerhalb des Konzerneigenkapitals ausgewiesen.

Der Anteil Konzernfremder am Ergebnis beträgt zum 30. September 2005 8.402 TEUR (61.767 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie festverzinsliche Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2005 [1]		2004 [1]	
	Fortgeführte Anschaffungs-kosten	Marktwert	Fortgeführte Anschaffungs-kosten	Marktwert
	30.9.	30.9.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	59 418	59 763	37 587	38 381
zwischen einem und zwei Jahren	54 029	56 505	62 212	63 879
zwischen zwei und drei Jahren	10 641	10 984	48 525	51 768
zwischen drei und vier Jahren	20 130	20 244	3 479	3 479
zwischen vier und fünf Jahren	10 402	10 984	–	–
zwischen fünf und zehn Jahren	292 585	319 692	307 118	327 836
nach mehr als zehn Jahren	22 718	25 438	21 582	23 854
Gesamt	469 923	503 610	480 503	509 197
Darlehen und Forderungen				
innerhalb eines Jahres	61 263	61 142	281 210	281 145
zwischen einem und zwei Jahren	111 263	112 323	76 389	76 769
zwischen zwei und drei Jahren	46 641	48 965	155 288	158 385
zwischen drei und vier Jahren	92 666	95 238	25 139	27 890
zwischen vier und fünf Jahren	226 632	227 790	56 569	56 902
zwischen fünf und zehn Jahren	400 369	403 623	60 351	63 800
nach mehr als zehn Jahren	–	–	–	–
Gesamt	938 834	949 081	654 946	664 891
Dispositiver Bestand				
innerhalb eines Jahres	1 540 564	1 538 017	1 934 395	1 948 524
zwischen einem und zwei Jahren	1 566 309	1 561 975	1 676 649	1 678 117
zwischen zwei und drei Jahren	2 325 595	2 307 419	1 763 640	1 764 534
zwischen drei und vier Jahren	2 444 786	2 455 428	2 162 671	2 173 521
zwischen vier und fünf Jahren	1 554 410	1 561 093	1 379 736	1 395 164
zwischen fünf und zehn Jahren	3 770 575	3 830 544	1 596 496	1 642 121
nach mehr als zehn Jahren	925 349	961 319	1 141 915	1 169 064
Gesamt	14 127 588	14 215 795	11 655 502	11 771 045
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	69 614	69 614	64 930	46 146
zwischen einem und zwei Jahren	4 159	4 159	1 650	1 650
zwischen zwei und drei Jahren	1 313	1 558	4 713	5 088
zwischen drei und vier Jahren	804	974	1 118	1 195
zwischen vier und fünf Jahren	–	–	–	18 467
zwischen fünf und zehn Jahren	–	–	–	–
nach mehr als zehn Jahren	31 377	31 124	22 042	24 532
Gesamt	107 267	107 429	94 453	97 078

[1] *Angaben nach IFRS*

Die genannten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

30.9.2005

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel anderer ausländischer Staaten	20 043	–	–	–	20 043
Schuldtitel halbstaatlicher Institutionen	121 897	14 488	–	3 751	140 136
Schuldtitel von Unternehmen	263 452	17 549	–	5 333	286 334
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	52 931	1 650	–	2 516	57 097
Gesamt	458 323	33 687	–	11 600	503 610

31.12.2004

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel anderer ausländischer Staaten	21 062	–	–	–	21 062
Schuldtitel halbstaatlicher Institutionen	115 226	12 217	–	3 608	131 051
Schuldtitel von Unternehmen	257 142	13 153	–	7 449	277 744
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	73 037	3 324	–	2 979	79 340
Gesamt	466 467	28 694	–	14 036	509 197

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

30.9.2005

in TEUR	Fortgeführte Anschaf-fungskosten	Unrealisierte		Abgegrenzte Zinsen	Marktwert
		Gewinne	Verluste		
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	381 506	2 955	1 143	5 391	388 709
Schuldtitel von Unternehmen	383 728	6 046	204	6 074	395 644
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	160 199	2 774	181	1 936	164 728
Gesamt	925 433	11 775	1 528	13 401	949 081

31.12.2004

in TEUR	Fortgeführte Anschaf-fungskosten	Unrealisierte		Abgegrenzte Zinsen	Marktwert
		Gewinne	Verluste		
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	271 747	3 360	238	1 619	276 488
Schuldtitel von Unternehmen	294 094	5 107	537	6 102	304 766
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	80 626	2 275	22	758	83 637
Gesamt	646 467	10 742	797	8 479	664 891

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

30.9.2005

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Schuldtitel von EU-Mitgliedstaaten	1 528 299	13 891	2 464	19 572	1 559 298
Schuldtitel der US-Regierung	2 500 077	7 554	37 298	21 524	2 491 857
Schuldtitel anderer ausländischer Staaten	310 594	4 076	1 016	1 744	315 398
Schuldtitel halbstaatlicher Institutionen	3 420 369	40 223	31 951	48 583	3 477 224
Schuldtitel von Unternehmen	3 745 709	85 688	30 166	59 999	3 861 230
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 770 788	21 183	10 154	19 197	1 801 014
Aus Investmentfonds	670 786	31 104	2 463	10 347	709 774
	13 946 622	203 719	115 512	180 966	14 215 795
Dividendentitel					
Aktien	202 584	36 820	327	–	239 077
Aus Investmentfonds	888 583	142 891	74	–	1 031 400
	1 091 167	179 711	401	–	1 270 477
Kurzfristige Anlagen	495 396	–	–	397	495 793
Gesamt	15 533 185	383 430	115 913	181 363	15 982 065

31.12.2004

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Schuldtitel von EU-Mitgliedstaaten	1 571 588	10 689	2 025	28 083	1 608 335
Schuldtitel der US-Regierung	1 847 026	1 808	17 816	10 607	1 841 625
Schuldtitel anderer ausländischer Staaten	212 817	4 006	276	3 519	220 066
Schuldtitel halbstaatlicher Institutionen	2 644 163	31 251	16 230	32 454	2 691 638
Schuldtitel von Unternehmen	3 335 079	80 716	13 716	56 225	3 458 304
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 312 963	26 223	3 385	16 842	1 352 643
Aus Investmentfonds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Dividendentitel					
Aktien	260 888	13 966	809	–	274 045
Aus Investmentfonds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Kurzfristige Anlagen	549 202	–	–	1 469	550 671
Gesamt	13 057 285	265 740	59 907	159 166	13 422 284

Marktwerte vor abgegrenzten Zinsen, abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten sowie deren Marktwerte

30.9.2005			
in TEUR	**Marktwerte vor abgegrenzten Zinsen**	**Abgegrenzte Zinsen**	**Marktwert**
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	8 923	128	9 051
Schuldtitel von Unternehmen	93 508	711	94 219
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 140	19	4 159
Gesamt	106 571	858	107 429

31.12.2004			
in TEUR	**Marktwerte vor abgegrenzten Zinsen**	**Abgegrenzte Zinsen**	**Marktwert**
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9 150	171	9 321
Schuldtitel von Unternehmen	82 724	454	83 178
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 560	19	4 579
Gesamt	96 434	644	97 078

Zum 30. September 2005 führt die Hannover Rück keinen Handelsbestand. Die Marktwerte des Handelsbestands zum 31. Dezember 2004 beliefen sich auf 2.482 TEUR. Bei diesen im Vorjahr unter den Derivaten ausgewiesenen Finanzinstrumenten handelte es sich um indexbasierte Optionsgeschäfte, die zwischenzeitlich geschlossen wurden.

Ergebnis der Kapitalanlagen

in TEUR	2005	2004 [1]
	30.9.	30.9.
Erträge aus Grundstücken	15 634	17 831
Dividenden	23 569	24 529
Laufende Kapitalanlageerträge	431 672	399 974
Depotzinserträge und -aufwendungen	252 455	271 417
Sonstige Kapitalanlageerträge	10 462	7 316
Ordentliche Kapitalanlageerträge	733 792	721 067
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	198 724	123 647
Realisierte Verluste aus dem Abgang von Kapitalanlagen	60 869	29 223
Unrealisierte Gewinne und Verluste	6 745	12 913
Abschreibungen auf Grundstücke	4 464	5 432
Abschreibungen auf Dividendentitel	6 498	13 185
Abschreibungen auf festverzinsliche Wertpapiere	382	2 852
Abschreibungen auf Beteiligungen	4 542	6 691
Sonstige Kapitalanlageaufwendungen	37 107	38 153
Kapitalanlageergebnis	825 399	762 091

[1] *Vorjahresangaben nach US GAAP*

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 2.049 (31. Dezember 2004: 2.009) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 835 Personen im Inland und 1.214 Personen für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertänderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist. Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden. Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

30.9.2005

in TEUR	Anfangs-bestand	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Konzern-Eigenkapital	Minderheits-anteile	Konzern-Eigen-kapital inkl. Minderheits-anteile
Gezeichnetes Kapital	120 597	–	–	120 597		
Kapitalrücklage	724 562	–	–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	147 383	142 313	–	289 696		
Gewinnrücklagen	1 532 611	–	–	1 532 611		
Überschuss	–	–	61 936	61 936		
Gezahlte Dividende	–	–	-121 721	-121 721		
Sonstige Veränderungen	–	–	429	429		
Gesamt	2 525 153	142 313	-59 356	2 608 110	544 641	3 152 751

30.9.2004[1]

in TEUR	Anfangs-bestand	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Konzern-Eigenkapital	Minderheits-anteile	Konzern-Eigenkapital inkl. Minderheits-anteile
Gezeichnetes Kapital	120 597	–	–	120 597		
Kapitalrücklage	724 562	–	–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-202 761	35 813	–	-166 948		
Gewinnrücklagen	1 762 252	–	–	1 762 252		
Überschuss	–	–	191 108	191 108		
Gezahlte Dividende	–	–	-114 567	-114 567		
Sonstige Veränderungen	–	–	-368	-368		
Gesamt	2 404 650	35 813	76 173	2 516 636	529 334	3 045 970

[1] *Vorjahresangaben nach US GAAP*

4.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 14. Juni 2005 wurde die Gesellschaft ermächtigt, bis zum 30. November 2006 eigene Aktien bis zu 10% des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

4.5 Ergebnis je Aktie

Unverwässertes und verwässertes Ergebnis je Aktie für das Quartal

	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Jahresüberschuss (in TEUR)	-184 220	61 936	-20 362	191 108
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)	120 597 134	120 597 134	120 597 134	120 597 134
Ergebnis je Aktie in EUR	-1,53	0,51	-0,17	1,58
Ergebnis je Aktie in EUR (verwässert)	–	–	–	–

[1] *Vorjahresangaben nach US GAAP*

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert.

Im Februar 2004 haben wir über unsere Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine nachrangige Schuldverschreibung in Höhe von 750,0 Mio. EUR am europäischen Kapitalmarkt platziert. Die Anleihe hat die Hannover Rück AG durch eine nachrangige Garantie abgesichert.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. im Mai 2005 eine weitere nachrangige Schuldverschreibung in Höhe von 500,0 Mio. EUR begeben. Im Zug der Transaktion wurde den Inhabern der im Jahr 2001 von der Hannover Rück AG emittierten nachrangigen Schuldverschreibung in Höhe von 350,0 Mio. EUR ein Umtausch in die neue Anleihe angeboten. Die Beteiligung am Umtausch lag bei nominal 211,9 Mio. EUR. Dies entspricht 240,5 Mio. EUR der neu ausgegebenen Anleihe. Die Barkomponente der neuen Anleihe in Höhe von nominal 259,5 Mio. EUR wurde vorwiegend bei institutionellen Investoren in Europa platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die diesjährige Anleihe über 500,0 Mio. EUR hat die Hannover Rück AG durch eine nachrangige Garantie abgesichert.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den

anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.318,9 Mio. EUR (31. Dezember 2004: 1.664,2 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.567,7 Mio. EUR (31. Dezember 2004: 2.663,7 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 72,8 Mio. EUR (31. Dezember 2004: 88,8 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 197,2 Mio. EUR (31. Dezember 2004: 232,4 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011) bezogen auf zukünftige Bilanzstichtage kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 29,2 Mio. EUR geschätzt.

5.2 Ereignisse nach dem Ablauf des Quartals

In der zweiten Oktoberhälfte verursachte der Hurrikan „Wilma" schwere Schäden in Mittel- und Nordamerika. Die Hannover Rück erwartet hieraus im vierten Quartal eine Schadenbelastung von ca.150 Mio. EUR.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Geschäftsbericht 2005

+++ Trotz historisch einmaliger Belastungen aus Naturkatastrophen in der Schaden-Rückversicherung ausgeglichenes Ergebnis erzielt +++ Personen-Rückversicherung wachstumsstark und sehr profitabel +++ Finanz-Rückversicherung mit starkem Prämienrückgang, aber hoher Profitabilität +++ Restrukturierung des Geschäftsfelds Specialty Insurance voll im Plan +++ Haftendes Kapital +10,1 % +++ Kapitalanlagen (ohne Depots) +19,4 % +++ Kapitalanlageergebnis (ohne Depotzinsen) +11,8 % +++ Sehr gute Ertragschancen für 2006 +++

hannover **rück**

KENNZAHLEN

in Mio. EUR	2005	+/- Vorjahr	2004	2003[1]	2002[1]	2001[1]	siehe hierzu Seite
Ergebnis							
Gebuchte Bruttoprämie	9 668,5	+1,1 %	9 566,6	11 342,9	12 463,2	11 507,5	17/66
Verdiente Nettoprämie	7 738,8	+2,2 %	7 575,4	8 155,6	7 688,2	6 496,1	17/66
Versicherungstechnisches Ergebnis	-841,4	+105,0 %	-410,4	-234,6	-311,1	-878,2	
Kapitalanlageergebnis	1 123,7	+4,1 %	1 079,9	1 071,5	928,4	945,7	45/66
Operatives Ergebnis (EBIT)	122,2	-77,3 %	538,8	732,1	470,9	109,2	17/66
Konzernüberschuss	49,3	-82,4 %	279,9	354,8	267,2	11,1	17/66
Bilanz							
Haftendes Kapital	4 595,6	+10,1 %	4 172,2	3 680,4	2 958,5	2 896,5	
Eigenkapital	2 601,0	+3,0 %	2 525,2	2 404,7	1 739,5	1 672,0	65
Anteile anderer Gesellschafter	556,5	+4,7 %	531,3	491,8	400,4	307,8	65
Hybridkapital	1 438,1	+28,9 %	1 115,7	783,9	818,6	916,7	17
Kapitalanlagen (inkl. Depotforderungen)	27 526,4	+9,4 %	25 167,5	22 031,1	20 305,8	19 278,0	45/64
Bilanzsumme	39 789,2	+10,0 %	36 177,5	32 974,7	33 579,0	32 647,6	64
Aktie							
Ergebnis je Aktie (verwässert) in EUR	0,41	-82,3 %	2,32	3,24	2,75	0,11	11/66
Buchwert je Aktie in EUR	21,57	+3,0 %	20,93	19,94	17,90	17,21	12/62
Dividende	–		120,6	114,6	82,6	–	67
Dividende je Aktie in EUR	–		1,00	0,95	0,85	–	132
Kennzahlen							
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	112,8 %		97,2 %	96,0 %	96,3 %	116,5 %	19
Selbstbehalt	80,3 %		77,6 %	71,9 %	65,3 %	61,7 %	17/101
Kapitalanlagerendite	4,8 %		5,0 %	5,1 %	4,7 %	5,7 %	
EBIT-Rendite[2]	1,6 %		7,1 %	9,0 %	6,1 %	1,7 %	
Eigenkapitalrendite (nach Steuern)	1,9 %		11,5 %	17,1 %	15,7 %	0,7 %	12

[1] *2001–2003 auf US GAAP-Basis*
[2] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Den vorliegenden Geschäftsbericht des Hannover Rück-Konzerns gibt es gedruckt auch in englischer Sprache. Außerdem wird der Bericht in den Sprachen Deutsch, Englisch und Spanisch als PDF-Datei zum Herunterladen im Internet zur Verfügung gestellt.

IM ÜBERBLICK

Gebuchte Bruttoprämie

in Mio. EUR


12 500
10 000
7 500
5 000
2 500
0
11 507,5[1]
12 463,2[1]
11 342,9[1]
9 566,6
9 668,5
2001
2002
2003
2004
2005

Verdiente Nettoprämie

in Mio. EUR


9 000
7 500
6 000
4 500
3 000
1 500
0
6 496,1[1]
7 688,2[1]
8 155,6[1]
7 575,4
7 738,8
2001
2002
2003
2004
2005

Haftendes Kapital

in Mio. EUR


5 000
4 000
3 000
2 000
1 000
0
2 896,5[1]
2 958,5[1]
3 680,4[1]
4 172,2
4 595,6
2001
2002
2003
2004
2005

Buchwert je Aktie

in EUR


30
25
20
15
10
5
0
17,21[1]
17,90[1]
19,94[1]
20,93
21,57
2001
2002
2003
2004
2005

[1] *Auf US GAAP-Basis*

STRATEGISCHE GESCHÄFTSFELDER

hannover rück

Schaden-Rückversicherung	Personen-Rückversicherung	Finanz-Rückversicherung	Specialty Insurance
hannover re	hannover life re	hannover re Advanced Solutions	hannover insurance
E+S Rück, Hannover	Hannover Life Re Africa, Johannesburg	E+S Re Ireland, Dublin	Praetorian Financial Group, New York
Hannover Rück, Hannover	Hannover Life Re America, Orlando/Florida	Hannover Re Ireland, Dublin	Clarendon Insurance Group, New York
Hannover Re Africa, Johannesburg	Hannover Life Re Australasia, Sydney	Hannover Re Dublin, Dublin	Compass Insurance Company, Johannesburg
Hannover Re Bermuda, Hamilton/Bermuda	Hannover Life Re Germany (E+S Rück), Hannover	Hannover Re, Advanced Solutions Germany, Hannover	Inter Hannover, London
	Hannover Life Re International, Hannover		
	Hannover Life Re Ireland, Dublin		
	Hannover Life Re UK, Virginia Water/London		

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

vielleicht erinnern Sie sich noch: Im Geschäftsbericht des vergangenen Jahres schrieb ich Ihnen, dass das Jahr 2004 als das bislang teuerste Naturkatastrophenjahr in die Geschichte der Assekuranz eingegangen ist. Dass dieser Negativrekord nur knapp ein Jahr Bestand haben sollte, war schwer vorstellbar.

Sie kennen es hinreichend aus den Medien: Der Hurrikan „Katrina“ verwüstete Ende August 2005 in einem bislang ungekannten Ausmaß die Stadt New Orleans und den Süden der USA. Mit einem geschätzten Marktschaden von 50 Milliarden Dollar avancierte „Katrina“ zum teuersten Versicherungsfall aller Zeiten. Hinzu kamen die drei Wirbelstürme „Dennis“, „Rita“ und „Wilma“, die ebenfalls vordere Plätze in der Liste der teuersten Naturkatastrophen eingenommen haben. Wir waren somit von einer verheerenden Wirbelsturmsaison betroffen, sowohl was die Frequenz als auch was die Intensität betrifft. Und die weltweite Versicherungswirtschaft hatte sich darüber hinaus zahlreichen weiteren Großschäden zu stellen.

Welche Auswirkungen hatten nun diese Ereignisse auf Ihr Unternehmen? Wir mussten im Berichtsjahr für unseren Selbstbehalt eine Großschadenbelastung von mehr als einer Milliarde Euro verkraften; allein die Wirbelstürme kosteten uns rund 800 Millionen Euro. Diese historisch einmalige Belastung hat uns im wahrsten Sinne des Wortes unseren Gewinn hinweggefegt. Das ist zwar schmerzlich, aber im Vergleich zu den meisten anderen Unternehmen unserer Branche, die neben dem Gewinn mehr oder weniger viel Kapital verloren haben, stehen wir trotz dieser außerordentlichen Ereignisse als äußerst finanzkräftiger Rückversicherer da. Wie ertragsstark Ihr Unternehmen heute ist, können Sie daran ermessen, dass noch im Jahre 2001 – dem Jahr der Terrorangriffe auf New York und Washington – die Hälfte der jetzigen Großschadenbelastung genügte, um den gesamten operativen Gewinn aufzuzehren.

Auch wenn ich stolz darauf bin, dass Ihr Unternehmen trotz dieser historisch einmaligen Belastungen keinen Kapitalverlust hinnehmen musste, kann ich mit dem Ergebnis natürlich nicht zufrieden sein. Wie auch im Jahr 2001 schlagen Vorstand und Aufsichtsrat für das Berichtsjahr keine Dividende vor. Vielleicht fragen Sie sich: Warum nicht? Ich bin bereits mehrfach darauf angesprochen worden, dass wir doch objektiv in der

Lage seien, eine Dividende auszuschütten. Das ist richtig. Aber: Damit würden wir unsere Kapitalbasis schmälern, und diese ist ein entscheidender Faktor in der Beurteilung unserer Finanzkraft durch die Ratingagenturen. Und ein überdurchschnittliches Rating – das wir sowohl von Standard & Poor's als auch von A.M. Best besitzen – ist heute mehr denn je die Voraussetzung dafür, attraktives Geschäft zeichnen zu können. Ich hoffe daher sehr, dass Sie unseren Dividendenvorschlag im Sinne einer starken Zukunft Ihres Unternehmens sehen und mittragen können.

Ich möchte Ihnen nun anhand unserer vier strategischen Geschäftsfelder den Verlauf unseres Geschäfts kurz skizzieren. Die Details bitte ich Sie, auf den Seiten 16 bis 44 in diesem Bericht nachzulesen.

Über die *Schaden-Rückversicherung*, unser größtes Geschäftsfeld, kann ich Ihnen neben der schon beschriebenen extremen Großschadensituation nur Positives berichten: Sieht man einmal von der Entwicklung der Katastrophenrückversicherung ab, so verlief das übrige Geschäft ausgesprochen gut. In fast allen Segmenten boten sich uns gute Chancen, profitables Geschäft zu zeichnen. Raten und Konditionen bewegten sich weiterhin auf hohem Niveau; durch die Wirbelstürme des Jahres 2004 ließen sie sich insbesondere in den belasteten Sach-, Transport- und Katastrophensparten noch einmal verbessern. Dennoch waren die historisch einmaligen Großschäden nicht zu kompensieren. Wir haben jedoch, wie wir das immer tun, in der Schaden-Rückversicherung sehr schnell unser Augenmerk auf die Zukunft gerichtet: Hurrikan „Katrina" hat uns deutlich gemacht, dass die Simulationsmodelle, die die Erst- und Rückversicherer zur Risikoanalyse und Preiskalkulation benutzen, nicht optimal funktionierten. Wir haben daher unmittelbar nach den Schadenereignissen entsprechende Änderungen vorgenommen und Sicherheitszuschläge in die Modelle eingearbeitet. So konnten wir zeitgerecht zu den Vertragserneuerungen am 1. Januar 2006 die Kumulkontrolle anpassen und die Preise entsprechend den neuen Erkenntnissen verhandeln.

Mit der Entwicklung in der *Personen-Rückversicherung* bin ich voll zufrieden. Wir gehören mittlerweile auch hier zu den größten Anbietern der Welt. Nach dem rückläufigen Jahr 2004 liegen wir in diesem Geschäftsfeld wieder gut auf Wachstumskurs. Die Impulse kamen primär von den europäischen Märkten: In Großbritannien beispielsweise haben wir – insbesondere in der Rentenversicherung – wiederum verstärkt Neugeschäft zeichnen können. Aber auch in den asiatischen Märkten und in Südafrika entwickelten sich die Prämien dynamisch. Einen viel versprechenden Zukunftsmarkt sehen wir bei speziellen Produkten für Senioren. Anders als in den angelsächsischen Märkten wurde diese Zielgruppe in unserem Heimatmarkt bisher von den Versicherern vernachlässigt.

Unser Geschäftsfeld *Finanz-Rückversicherung* hat nach den Prämienrückgängen der vergangenen zwei Jahre wieder an Fahrt gewonnen. Insbesondere im vierten Quartal –

also nach den verheerenden Hurrikanen – nahm die Nachfrage nach Kapital ersetzenden Quotenverträgen zu. Gleichwohl haben wir im Berichtsjahr immer noch einen Prämien- und damit auch einen Ertragsrückgang zu verzeichnen. Insbesondere unter Berücksichtigung der zukünftigen Wachstumsaussichten bin ich jedoch mit dem Verlauf des Geschäftsfelds Finanz-Rückversicherung nicht unzufrieden.

Im Geschäftsfeld *Specialty Insurance* haben wir im Berichtsjahr die Geschäftsprozesse weiter optimiert. Nachdem wir bereits im Juli die Clarendon Insurance Group durch die stärkere Spezialisierung auf Nischengeschäft neu positioniert hatten, haben wir im Laufe des Jahres konsequent die Profilierung unseres Specialty-Geschäfts vorangetrieben. Auch wenn das Ergebnis für das Berichtsjahr noch nicht befriedigen kann, so ist doch bereits jetzt die Entwicklung hin zu einer profitableren Zukunft erkennbar.

Recht zufrieden bin ich mit dem Ergebnis unserer *Kapitalanlagen*. Dank des anhaltend starken Mittelzuflusses aus der Versicherungstechnik sind die selbst verwalteten Bestände kräftig gestiegen und konnten so die schwächeren Renditen überkompensieren. Angesichts der guten Entwicklung auf den Aktienmärkten haben wir im Berichtsjahr auch in größerem Umfang Gewinne realisiert, sodass sich das Netto-Kapitalanlageergebnis gegenüber dem Vorjahr sogar noch einmal leicht erhöhte.

Unsere *Aktie* hingegen entwickelte sich im Berichtsjahr enttäuschend. Die Nachricht im November, dass wir infolge der hohen Schadenbelastung aus den Hurrikanen nur ein ausgeglichenes Ergebnis erzielen würden, war für den Kapitalmarkt ein Schock: Nach einer durchaus erfreulichen Kursentwicklung bis August brach der Aktienkurs kurzzeitig über 7 % ein, konnte aber danach trotz außergewöhnlich hoher Umsätze dem Abgabedruck standhalten und schließlich wieder Boden gut machen. Für mich ist dies ein Indiz, dass genügend Investoren das wirkliche Potenzial unserer Gesellschaft kennen und derartige Kurseinbrüche zu Nachkäufen nutzen. Obwohl unsere Aktie im Berichtsjahr nicht mit der Entwicklung der europäischen Aktienmärkte mithalten konnte, haben wir uns gegenüber unserem internen Vergleichsmaßstab, dem gewichteten „ABN Amro Rothschild Global Reinsurance Index", in dem alle börsennotierten Rückversicherer der Welt abgebildet sind, behaupten können, wenn auch nur knapp.

Was wird nun das *laufende Jahr* für Ihr Unternehmen bringen? Diesbezüglich entspricht es nicht nur unerschütterlichem Optimismus, wenn ich Ihnen sage, dass alle Zeichen auf eine hervorragende Geschäftsentwicklung schließen lassen. Haben wir im Berichtsjahr die negativen Seiten einer immensen Großschadenlast zu spüren bekommen, so können wir nun – wie dies nach solchen Schadenereignissen nicht ungewöhnlich ist – von noch einmal gestiegenen Raten und verbesserten Konditionen profitieren: Erwartungsgemäß verlief die Vertragserneuerung in der Schaden-Rückversicherung zum 1. Januar 2006 für Ihr Unternehmen wiederum erfolgreich; der „harte" Markt hält weiter an. Als Rückversicherer mit hoher Kapitalkraft sind wir optimal aufgestellt, um an

den profitablen Marktchancen voll partizipieren zu können. Und ich bin überzeugt, dass sich die vorteilhaften Bedingungen in der Schaden-Rückversicherung bei den weiteren Erneuerungsrunden dieses Jahres noch verstärken werden – dann nämlich, wenn der Markt akzeptiert haben wird, dass die Simulationsmodelle und damit auch die Raten nicht nur für Sturmrisiken in den USA, sondern auch für weitere Spitzenrisiken, wie beispielsweise Erdbebendeckungen, nach oben angepasst werden müssen.

Wir haben in den Verhandlungen zur Vertragserneuerung aber nicht nur Wert auf risikoadäquate Preise gelegt, wir haben im Rahmen unseres aktiven Risikomanagements auch Spitzenrisiken reduziert. Außerdem haben wir im Zuge unseres Risikomanagements erneut einen Transfer von Versicherungsrisiken in den Kapitalmarkt vorgenommen. Mit dieser Transaktion konnte ein substanzieller Anteil unseres Katastrophen-Rückversicherungsportefeuilles Kapital schonend geschützt werden. Damit sichern wir uns nicht nur die erforderliche Zeichnungskapazität, um von den weiterhin guten Marktchancen zu profitieren, sondern wir halten zugleich unsere Kapitalkosten gering, verringern unsere Ergebnisvolatilität und ermöglichen unseren Aktionären eine höhere Eigenkapitalrendite.

Insgesamt sind unsere Geschäftsaussichten für 2006 sehr positiv: Wir gehen davon aus, dass sich – wenn der Großschadenverlauf im langjährigen Durchschnitt liegt und negative Entwicklungen an den Kapitalmärkten ausbleiben – im laufenden Geschäftsjahr ein sehr gutes Gesamtergebnis erwirtschaften lässt. Wir streben eine Eigenkapitalrendite von mindestens 15 Prozent an – dies entspricht einem Konzernüberschuss von rund 450 Millionen Euro.

Meine Vorstandskollegen und ich haben alles getan, Ihre Gesellschaft in einem schwierigen Jahr auf Kurs zu halten. Ich danke Ihnen – auch im Namen des Gesamtvorstands – sehr herzlich für Ihr Vertrauen, welches zu rechtfertigen wir uns weiterhin bemühen werden. Lassen Sie uns gemeinsam darauf hoffen, dass in diesem Jahr das viel versprechende Potenzial Ihres Unternehmens endlich voll zum Durchbruch kommt.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

AUFSICHTSRAT

der Hannover Rückversicherung AG

Wolf-Dieter Baumgartl [1) 2)] Hannover Vorsitzender	Vorsitzender des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt [2)] Königstein i. T. Stellv. Vorsitzender	Liquidator der Resba GmbH i. L.
Herbert K. Haas [1) 2)] Burgwedel	Mitglied des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky München	Ehemaliger Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Dortmund	Mitglied des Vorstands RWE Aktiengesellschaft
Bodo Uebber Stuttgart	Mitglied des Vorstands DaimlerChrysler AG

[1)] Mitglied des Ausschusses für Vorstandsangelegenheiten
[2)] Mitglied des Bilanzausschusses
[3)] Arbeitnehmervertreter

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherung AG.

VORSTAND

der Hannover Rück



[illegible]

[illegible]

Dr. Michael Pickel

Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Kredit- und Kautionsrückversicherung weltweit; Rechtsabteilung; Run Off Solutions

Ulrich Wallin

Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland; Retrozessionen und Schutzdeckungen

Wilhelm Zeller
Vorsitzender

Controlling, Revision; Investor Relations, Public Relations; Unternehmensentwicklung; Personal; Underwriting & Actuarial Services; Specialty Insurance



Dr. Elke König

Finanz- und Rechnungswesen; Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung

André Arrago

Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien

Dr. Wolf Becke

Personen-Rückversicherung weltweit

Kursgewinne prägten das Börsenjahr 2005 ...

2005 markiert die positive Trendwende an den internationalen Kapitalmärkten. Insbesondere die europäischen Indizes reagierten mit guter Performance auf die überwiegend positive Stimmung der internationalen Kapitalmärkte. Viele Börsenbarometer der „alten Welt" konnten so prozentual zweistellige Kurssteigerungen verbuchen. Der Deutsche Aktienindex (Dax) schloss zum 31. Dezember 2005 mit 5.408 Zählern, einer Steigerung von 27,1 %, und markierte im vierten Quartal sein neues Jahreshoch von 5.459 Punkten.

Wie bereits im Vorjahr entwickelte sich auch im Jahr 2005 der MDax, der Index für mittelgroße Werte der Deutschen Börse, mit +36,0 % besser als der Dax. Der EuroStoxx50 blieb mit +21,3 % ein wenig hinter den beiden deutschen Indizes zurück.

Aktionärsstruktur in %


Privatanleger (17)
Institutionelle Investoren (32)
Talanx (51)

... auch bei den meisten Versicherungswerten

Zwar kam es im Berichtsjahr bei den internationalen (Rück-)Versicherungsgesellschaften fast überall zu massiven Gewinn- und teilweise auch zu Kapitaleinschnitten, die sich im dritten Quartal zunächst auch negativ auf die Aktienkursentwicklung der gesamten Branche auswirkten; zum Jahresende aber holte der deutsche CDax-Versicherungen wieder kräftig auf und schloss mit +31,2 %. Dies spiegelt zum einen sicherlich die freundliche Börsenstimmung wider, zum anderen aber auch den optimistischen Ausblick für die Versicherungsbranche.

Die Performance der Hannover Rück-Aktie seit Börsengang im Vergleich zu gängigen deutschen Indizes


in %
400
350
300
250
200
150
100
50
30. November 1994
30. März 1995
30. Juli 1995
30. November 1995
30. März 1996
30. Juli 1996
30. November 1996
30. März 1997
30. Juli 1997
30. November 1997
30. März 1998
30. Juli 1998
30. November 1998
30. März 1999
30. Juli 1999
30. November 1999
30. März 2000
30. Juli 2000
30. November 2000
30. März 2001
30. Juli 2001
30. November 2001
30. März 2002
30. Juli 2002
30. November 2002
30. März 2003
30. Juli 2003
30. November 2003
30. März 2004
30. Juli 2004
30. November 2004
30. März 2005
30. Juli 2005
30. Dezember 2005
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Die Hannover Rück-Aktie im Vergleich zum gewichteten ABN Amro Rothschild Global Reinsurance Index


in %
120
115
110
105
100
95
90
3. Januar 2005
11. Januar 2005
23. Januar 2005
4. Februar 2005
16. Februar 2005
28. Februar 2005
12. März 2005
24. März 2005
5. April 2005
17. April 2005
29. April 2005
11. Mai 2005
23. Mai 2005
4. Juni 2005
16. Juni 2005
28. Juni 2005
10. Juli 2005
22. Juli 2005
3. August 2005
15. August 2005
27. August 2005
8. September 2005
20. September 2005
2. Oktober 2005
14. Oktober 2005
26. Oktober 2005
7. November 2005
19. November 2005
1. Dezember 2005
13. Dezember 2005
30. Dezember 2005
Hannover Rück-Aktie
AA Global Reinsurance Index

Der ABN Amro Rothschild Global Reinsurance Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist eine Kursentwicklung, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Die Hannover Rück-Aktie: auch in stürmischen Zeiten ein sicherer Wert …

Unser Wert konnte im Berichtsjahr mit der hervorragenden Entwicklung der europäischen Aktienmärkte nicht mithalten. Die Hannover Rück-Aktie zeigte bei einem Jahresschlusskurs von 29,93 EUR zwar eine insgesamt positive Tendenz von +4,1 %, blieb jedoch deutlich hinter ihrem Jahreshoch von knapp 33 EUR zurück.

Der Kurs unserer Aktie wurde durch die Anpassung unserer Gewinnprognose infolge der Rekord-Großschadenlast und die Möglichkeit eines Dividendenausfalls im Spätsommer merklich belastet. Dank unseres Risikomanagements und der überdurchschnittlichen Diversifizierung unseres Geschäfts hat die Hannover Rück jedoch trotz allem kein Eigenkapital verloren und ihre sehr guten Ratings behaupten können. Diese Entwicklung führte zum Jahresende wieder zu einer deutlichen Erholung unserer Aktie – zeitweise sogar über die 30-Euro-Marke.

… und im internationalen Branchenvergleich kein Mauerblümchen

Gegen unseren internen Vergleichsmaßstab, den gewichteten ABN Amro Rothschild Global Reinsurance Index, konnte sich die Hannover Rück-Aktie auch in diesem schwierigen Jahr wieder behaupten – wenn auch nur knapp. Nachdem unser Wert im Jahr 2004 den Index noch beeindruckend geschlagen hatte, behielt er im Berichtsjahr mit +0,1 Prozentpunkten einen nur noch kleinen Vorsprung.

In dem für uns strategisch maßgeblichen gleitenden Drei-Jahres-Durchschnitt entwickelte sich die Hannover Rück-Aktie mit +6,4 Prozentpunkten klar besser als der internationale Maßstab.

Aktie bei positivem Ausblick immer noch „zurückhaltend" bewertet

Der positive Ausblick auf das Geschäftsjahr 2006 stärkt das Vertrauen der Anleger in die Hannover Rück-Aktie. Die Kursprognosen der Analysten für die Hannover Rück-Aktie liegen derzeit im Schnitt bei etwa 32 EUR. Bei einem Kurs von rund 30 EUR ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2006 ein Kurs-Gewinn-Verhältnis (KGV) von rund 8. Zum 31. Dezember empfahlen 14 der in Bloomberg erfassten 31 Analysten, also etwa 45 %, die Hannover Rück-Aktie zum Kauf. Die äußerst dynamische Entwicklung der Hannover Rück-Aktie zum Jahresbeginn 2006 ist Beweis für das Kurspotenzial, das mit der Branche und unserem Wert verbunden ist.

Aktionärsstruktur nach Ländern in % vom Streubesitz



Frankreich (3)
Weitere 100 Länder (2)
Belgien (4)
Schweiz (5)
Luxemburg (6)
Großbritannien (14)
USA (19)
Deutschland (47)

Unsere internationalen Investor-Relations-Aktivitäten

Das Hannover Rück-Börsenjahr 2005 wurde wieder durch vielfältige Investor-Relations-Maßnahmen unterstützt. Unser Ziel ist dabei, den Bekanntheitsgrad unserer Aktie international noch weiter zu erhöhen und die Kapitalmarktteilnehmer umfassend, regelmäßig und zeitnah über die Geschäftsentwicklung der Hannover Rück zu informieren. Neben zahlreichen Roadshows zu den wichtigsten Finanzplätzen der Welt (19), diversen Investorenkonferenzen und Aktienforen für Privatanleger (27), internationalen Telefonkonferenzen (27) sowie Besuchen von Investorendelegationen und Finanzanalysten bei uns in Hannover (33) führen wir seit 2000 jedes Jahr auch Investorenseminare durch. Darüber hinaus pflegten wir im abgelaufenen Geschäftsjahr insgesamt rund 2.000 regelmäßige Kontakte via Telefon und E-Mail mit unseren Ansprechpartnern im Kapitalmarkt. Auf unserem achten „International Investors' Day" am 1. Juli ließen sich bei uns in Hannover knapp 60 internationale Kapitalmarktexperten über Einzelheiten unserer Strategie-Revision sowie die Besonderheiten unserer vier Geschäftsfelder informieren.

Analystenbewertungen der Hannover Rück-Aktie



5
4
3
2
1
0
4,15
4,26
3,79
3,72
1. Quartal
2. Quartal
3. Quartal
4. Quartal
Verkaufen
Untergewichten
Halten
Übergewichten
Kaufen

Bewertung	Anzahl	Q1	Q2	Q3	Q4
Kaufen	59	14	17	15	13
Übergewichten	34	11	10	7	6
Halten	45	9	8	16	12
Untergewichten	8	–	–	4	4
Verkaufen	1	–	–	–	1
Summe	147	34	35	42	36

Mit unserer IR-Online-Arbeit belegten wir im Handelsblatt-Ranking der Investor-Relations-Internetseiten aller börsennotierten deutschen Unternehmen gleich zweimal in Folge – 2005 und 2006 – den 1. Platz im MDax sowie in der deutschen Versicherungsbranche. Von allen börsennotierten deutschen Unternehmen gehören wir zu den zehn besten mit Rang 7 bzw. 9. Dieser

Erfolg ist für uns Ansporn, uns kontinuierlich weiter zu verbessern: Seit kurzem stellt die Hannover Rück auf ihren Investor-Relations-Internetseiten und im IR-Online-Magazin als zusätzlichen Service ihre „Equity Story" bereit – ein unter dem Titel „Der etwas andere Rückversicherer" auch als Broschüre erhältlicher Kurzüberblick der Hannover Rück aus Sicht des Kapitalmarkts.

Angaben zur Aktie

in EUR	2005	2004	2003[1]	2002[1]	2001[1]
Ergebnis je Aktie (verwässert)	0,41	2,32	3,24	2,75	0,11
Ausschüttung je Aktie	–	1,00	0,95	0,85	–
Körperschaftsteuergutschrift	–	–	–	–	–
Bruttoausschüttung	–	1,00	0,95	0,85	–

[1] Auf US GAAP-Basis

International Securities Identification Number (ISIN):	DE 000 840 221 5		
Börsenkürzel:	Aktie:	Investdata:	HNR1
		Bloomberg:	HNR1.GY
		Reuters:	HNRGn.DE HNRGn.F
	ADR:		HVRRY
Börsenplätze:	Deutschland Notiert an allen deutschen Wertpapierbörsen und Xetra; Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)		
Aktiengattung:	Namens-Stammaktien, nennwertlos		
Erste Notierung:	30. November 1994		
Aktionärsstruktur zum 31. Dezember 2005:	51,2 % Talanx AG 48,8 % Streubesitz		
Grundkapital zum 31. Dezember 2005:	120.597.134,00 EUR		
Zahl der Aktien zum 31. Dezember 2005:	120.597.134 auf den Namen lautende Stückaktien		
Marktkapitalisierung zum 31. Dezember 2005:	3.609,5 Mio. EUR		
Höchstkurs am 7. März 2005:	32,69 EUR		
Tiefstkurs am 22. September 2005:	26,45 EUR		
Hauptversammlung:	12. Mai 2006, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1–3 30175 Hannover		

Unser oberstes strategisches Ziel besteht darin, uns als *überdurchschnittlich profitable, optimal diversifizierte* und *wirtschaftlich eigenständige* Rückversicherungsgruppe *wertorientiert* zu entwickeln. Alle anderen Ziele leiten sich daraus ab und sind diesem Oberziel untergeordnet.

Eigenkapitalrendite nach Steuern


in %
20
15
10
5
0
14,3
18,0
13,9
15,9
13,5
14,0
13,1
17,1
12,7
26,0
12,5
0,7
12,3
15,7
12,2
17,1
12,1
11,5
11,7
1,9
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
2002[2]
2003[2]
2004
2005
Minimum
Ist

[1] Auf HGB-Basis [2] Auf US GAAP-Basis

Überdurchschnittliche Profitabilität
Das heißt für uns, dass wir einer der drei profitabelsten Rückversicherer weltweit sein wollen in puncto:

- Eigenkapitalrendite und
- jährliches Wachstum des Ergebnisses je Aktie

Optimale Diversifizierung
Darunter verstehen wir:

- Erwirtschaften maximaler Gewinne mit unserem vorhandenen Eigenkapital durch
- flexiblen Einsatz des Kapitals in den Geschäftsfeldern, Regionen und Sparten, die jeweils den höchsten Gewinn erwarten lassen

Wirtschaftliche Eigenständigkeit
Das bedeutet für uns:

- Finanzierung des Wachstums mit selbst erwirtschafteten Gewinnen
- Vermeidung von Schieflagen, die Zuschüsse der Aktionäre erfordern würden

Strategische Ziele, Grundsätze und Handlungsfelder

Strategische Ziele

1. Gewinnziel
   - Mindest-Eigenkapitalrendite 750 Basispunkte über risikofreiem Zins
   - Jährlich zweistelliges Wachstum von
     - operativem Ergebnis (EBIT)
     - Gewinn je Aktie
     - Buchwert je Aktie

     (Triple-10-Target)
2. Kapitalmanagement
   - Ausrichtung der Kapitalausstattung an
     - eigener Risikomodellierung (für das Risk-Based-Capital) sowie
     - Anforderungen der BaFin und der Ratingagenturen (für die Capital-Adequacy-Ratio)
   - Vorrangiger Einsatz von Hybridkapital und anderen Eigenkapitalsubstituten
   - Rating: S&P AA- bzw. A.M. Best A
   - Kapitalallokation dort, wo die höchsten Renditen zu erwarten sind
3. Aktienkurs
   - Performance-Ziel: über Global Reinsurance Index
   - Zielerreichung durch
     - kontinuierliche Gewinnsteigerung und
     - überdurchschnittliche IR-Aktivitäten

Strategische Grundsätze

4. Investitionen
Bevorzugt:
   - zur Erreichung eines optimal diversifizierten Portefeuilles
   - für geografische, sparten- und produktbezogene Prioritätsbereiche

5. Wachstum
   - Primär organisch
   - Zukäufe nur in der Personen-Rückversicherung
   - Keine Kapitalbeteiligungen an Erstversicherern

6. Kapitalanlagen
   - Struktur ausgerichtet an kontinuierlicher, dynamischer Finanzanalyse und Erfordernissen der Liquidität und kongruenten Währungsbedeckung
   - Mindestrendite: risikofreier Zins zzgl. Kapitalkosten

7. Organisation und Infrastruktur
   - Organisation
     - orientiert sich an Geschäftsprozessen
     - ist effektiv und effizient
     - sichert Know-how und Kostenführerschaft
   - Optimale Unterstützung der Geschäftsprozesse durch Informations- und Kommunikationssysteme
   - Rechnungswesen
     - berücksichtigt interne und externe Berichtsanforderungen
     - unterstützt durch transparente und zeitnahe Informationen unsere Geschäftsprozesse

8. Personalpolitik
   - Wir bieten attraktive Arbeitsplätze für
     - ambitionierte
     - leistungsorientierte
     - sich mit den Unternehmenszielen identifizierende Mitarbeiter
   - Kontinuierliche Förderung von Qualifikation und Motivation
   - Förderung von unternehmerischem Denken auf allen Ebenen
   - Größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung
   - Führen mit Zielen
   - Erfolgsorientierte Vergütung

9. Unternehmenssteuerung und Risikomanagement
   - Intrinsic Value Creation ist unser zentrales Steuerungsinstrument
   - Umfassendes Risikomanagement verhindert Existenzgefährdung

Gewinn je Aktie

in EUR


4,13
4
3,56
3,60
3,24
3
3,03
2,61
2,75
2,29
2,35
2,37
2,14
2,32
1,94
2
1,15
1,01
1,04
1
0,89
0,92
0,41
0,11
0
1996[1)]
1997[1)]
1998[2)]
1999[2)]
2000[2)]
2001[2)]
2002[2)]
2003[2)]
2004
2005
Zielwert
Ist
1) Auf HGB-Basis
2) Auf US GAAP-Basis

Strategische Handlungsfelder

10. Performance Excellence
   - Ganzheitliches Managementsystem zur Umsetzung der Strategie
   - Systematischer und kontinuierlicher Verbesserungsprozess unterstützt durch
   - externe Begutachtungen

DER HANNOVER RÜCK-KONZERN

Weltweit präsent

Europa

Hannover Rückversicherung AG
Hannover, Deutschland

E+S Rückversicherung AG
Hannover, Deutschland
(55,8 %)

Amerika

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherung AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance
Group, Inc.
New York, USA
(100,0 %)

Praetorian Financial Group, Inc.
New York, USA
(100,0 %)

Hannover Re
Advanced Solutions
US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance
Company of America
Orlando, USA
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services
(México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)

Afrika

Hannover Life
Reassurance Africa Limited
Johannesburg, Südafrika
(100,0 %)

Hannover Reinsurance
Africa Limited
Johannesburg, Südafrika
(100,0 %)

Compass Insurance
Company Ltd.
Johannesburg, Südafrika
(100,0 %)

Prozent-Angaben = Anteil am Kapital
Die Adressen unserer Standorte
finden Sie auf den Seiten 157 bis 159

E+S Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

Hannover Life Reassurance (Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Dublin) Ltd.
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

International Insurance Company of Hannover Ltd.
Bracknell/Berkshire, Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Rückversicherung AG
Stockholm Branch
Stockholm, Schweden

International Insurance Company of Hannover Ltd.
Scandinavian Branch
Stockholm, Schweden

Hannover Re
Gestion de Réassurance France S.A.
Paris, Frankreich
(100,0 %)

Hannover Rückversicherung AG
Succursale française pour la Réassurance Vie
Paris, Frankreich

Hannover Re Services Italy Srl
Mailand, Italien
(99,6 %)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)

Asien

Hannover Rückversicherung AG
Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherung AG
Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG
Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherung AG
Hong Kong Branch
Hongkong, China

Hannover Rückversicherung AG
Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherung AG
Australian Branch - Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(77,9 %)

Wirtschaftliches Umfeld

Der Aufschwung der Weltwirtschaft hat sich im Laufe des Berichtsjahres fortgesetzt. Die Konjunktur erwies sich als robust, obwohl die Energiepreise deutlich gestiegen sind.

Das Wachstum der wichtigen US-Wirtschaft wird nach wie vor durch den privaten Konsum und durch Investitionen gefördert. Auch die mehrfachen Leitzinserhöhungen der Federal Reserve Bank und die schweren Hurrikane konnten diese Entwicklung nicht bremsen.

Als weiterer, verlässlicher Wachstumsmotor für die Weltwirtschaft hat sich wiederum China präsentiert. Seit Jahren werden dort signifikante Impulse insbesondere für den Welthandel gesetzt; allerdings sind bereits Zeichen für eine beginnende Abkühlung zu erkennen.

Die schwache Konjunktur im Euroraum war in der ersten Hälfte des Berichtsjahres von der weiterhin stagnierenden Binnennachfrage geprägt. Im Sommer 2005 setzte allerdings eine wirtschaftliche Belebung ein. Dazu trugen vor allem der Export und die Binnennachfrage bei, wobei allerdings der darin enthaltene private Konsum wiederum nur verhalten gestiegen ist. Mit einer Erhöhung der Leitzinsen um 25 Basispunkte hat die Europäische Zentralbank am 1. Dezember begonnen, die geldpolitischen Zügel anzuziehen und somit schwelende Inflationsrisiken einzudämmen.

Auch in Deutschland konnte die Konjunktur im Zuge der anhaltend kräftigen Expansion der Weltwirtschaft im Berichtsjahr an Fahrt gewinnen. Getragen ist diese Entwicklung in erster Linie vom Export. Moderate Preis- und Kostenentwicklungen im Land sowie die Abwertung des Euro waren dabei hilfreich. Die Binnennachfrage erholte sich jedoch nur schleppend. Hier macht sich der noch immer schwache private Konsum bemerkbar. Die anhaltend hohe Arbeitslosigkeit und die Verteuerung der Energiepreise wirkten hier bremsend.

Geschäftsverlauf

Wirbelsturm „Katrina" wird zum bislang teuersten Versicherungsschaden aller Zeiten

Nachdem bereits das Jahr 2004 durch eine hohe Belastung aus Naturkatastrophen gekennzeichnet war, haben wir im Berichtsjahr erneut eine außergewöhnlich aktive und schadenträchtige Hurrikansaison erlebt. Allein der Wirbelsturm „Katrina" ging als der bislang teuerste Versicherungsschaden aller Zeiten in die Geschichte der Assekuranz ein, und auch die Hurrikane „Rita" und „Wilma" brachten für die Versicherungswirtschaft – auch für die Hannover Rück – signifikante Schadenbelastungen mit sich. Aus diesen und weiteren Schäden hatten wir eine Netto-Großschadenbelastung von über 1 Mrd. EUR zu verkraften.

Das übrige Geschäft der Schaden- wie auch der Personen-Rückversicherung verlief hingegen sehr erfolgreich. Zwar konnte die Rekordschadenlast nicht ohne Auswirkungen auf das Ergebnis bleiben: Im November 2005, nachdem sich das gesamte Ausmaß des „Katrina"-Schadens abzeichnete und auch „Rita" und „Wilma" sich zu verheerenden Großschäden entwickelt hatten, mussten wir unsere Gewinnprognose auf ein nur noch ausgeglichenes Ergebnis reduzieren. Dass wir jedoch angesichts dieser immensen Schäden keinen Kapitalverlust hinnehmen mussten, ist ein Beleg für die gute Diversifizierung und Qualität unseres Portefeuilles. Dies unterstreicht die nachhaltige Ertragskraft der Hannover Rück.

Bruttoprämie nach Ländern in %


Afrika (2)
Asien (4)
Lateinamerika (2)
Australien (4)
Deutschland (13)
Restliches Europa (30)
Nordamerika (45)

Im Konzernjahresabschluss für das Jahr 2005 haben wir erstmals die Rechnungslegungsgrundsätze der International Financial Reporting Standards (IFRS) vollumfänglich angewendet. Die Werte des Vorjahres sind ebenfalls auf IFRS angepasst.

Nachdem wir im Vorjahr noch ein operatives Ergebnis (EBIT) von 538,8 Mio. EUR erreicht hatten, lag es im Berichtsjahr nur noch bei 122,2 Mio. EUR. Der Konzernüberschuss reduzierte sich von 279,9 Mio. EUR auf 49,3 Mio. EUR. Der Gewinn je Aktie beträgt 0,41 EUR (2,32 EUR).

Die Bruttoprämie für den Hannover Rück-Konzern erhöhte sich gegenüber dem Vorjahr um 1,1 % auf 9,7 Mrd. EUR (9,6 Mrd. EUR). Währungskurseffekte wirkten sich mit 0,2 % dabei geringfügig unterstützend aus. Wachstumstreiber waren im Berichtsjahr die Geschäftsfelder Schaden- und Personen-Rückversicherung. Auf Grund eines erhöhten Selbstbehalts stieg die Nettoprämie mit 2,2 % etwas stärker auf 7,7 Mrd. EUR (7,6 Mrd. EUR).

Weitgehend zufrieden sind wir mit der Entwicklung an den Kapitalmärkten. Trotz unserer weiterhin defensiven Ausrichtung des Bondportefeuilles liegen wir mit unseren Ergebnissen über Plan: Dank eines starken Mittelzuflusses aus der Versicherungstechnik stiegen unsere selbst verwalteten Kapitalanlagen auf 19,1 Mrd. EUR (16,0 Mrd. EUR) an. Dieser Volumenanstieg kompensierte die gesunkene Durchschnittsrendite, sodass die ordentlichen Kapitalanlageerträge mit 671,8 Mio. EUR über dem Niveau des Vorjahres (604,5 Mio. EUR) liegen. Aus dem Abgang von Kapitalanlagen wurden im Berichtszeitraum Gewinne von insgesamt 272,2 Mio. EUR erwirtschaftet. Dem standen Verluste in Höhe von 110,0 Mio. EUR gegenüber. Im Vergleich zum Vorjahr bedeutet dies einen leicht verminderten Saldo von 162,2 Mio. EUR (167,4 Mio. EUR). Noch stärker reduzierten sich jedoch die Abschreibungen, sodass sich insgesamt ein leicht verbesserter außerordentlicher Ergebnisbeitrag ergab. Das Netto-Kapitalanlageergebnis verbesserte sich gegenüber der Vergleichsperiode somit um 4,1 % auf 1.123,7 Mio. EUR (1.079,9 Mio. EUR).

Im Mai des Berichtsjahres hat die Hannover Rück eine nachrangige Schuldverschreibung in Höhe von 500 Mio. EUR begeben und parallel dazu den Haltern der 2001 emittierten Anleihe in Höhe von 350 Mio. EUR einen Umtausch in den neuen Bond angeboten. Mit dieser Umwandlung in ein stärker nachrangiges und unbefristetes Papier und der Emission von zusätzlichem Hybridkapital haben wir das niedrige Zinsniveau genutzt und unsere Kapitalbasis weiter optimiert. Die Anleihe ist von den Ratingagenturen und der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) als Eigenkapitalsubstitut anerkannt.

Trotz immenser Schadenbelastung Eigenkapitalbasis unbeeinträchtigt

Angesichts eines schadenträchtigen Berichtsjahres sind wir stolz darauf, dass unsere Eigenkapitalbasis nicht beeinträchtigt wurde. Dies sowie die Tatsache, dass die für uns wichtigen Ratingagenturen Standard & Poor's und A.M. Best unsere Finanzkraft nach wie vor mit sehr guten, überdurchschnittlichen Ratings bewerten (AA- „very strong" bzw. A „excellent"), schafft uns eine hervorragende Basis, unser Geschäft profitabel betreiben zu können.

Haftendes Kapital

in Mio. EUR



5 000
4 000
3 000
2 000
1 000
0
2 896,5[1]
2 958,5[1]
3 680,4[1]
4 172,2
4 595,6
2001
2002
2003
2004
2005

[1] Auf US GAAP-Basis

Ein wesentliches Mittel des Risikomanagements ist für uns weiterhin die Retrozession; d. h., wir geben Teile der von uns in Deckung genommenen Risiken wieder an andere (Rück-)Versicherer ab. Zum Jahresende erreichten die Anteile an der Rückstellung für nicht abgewickelte Versicherungsfälle dabei einen Stand von 4,7 Mrd. EUR (4,2 Mrd. EUR). Diese Steigerung beruht im Wesentlichen auf den Retrozessionen der Hurrikanschäden im Berichtsjahr. Da die Abwicklung der Forderungen überwiegend kurzfristiger Natur ist, rechnen wir schon im Jahr 2006 wieder mit einem Rückgang. Nach wie vor legen wir außerordentlichen Wert auf die Qualität unserer Retrozessionäre: Über 93 % der Gesellschaften, zu denen wir Geschäftsbeziehungen unterhalten, werden von Standard & Poor's mit einem so genannten Investment-Grade-Rating von „BBB" oder besser eingestuft.

Unsere Geschäftsfelder

Die Hannover Rück betreibt insgesamt vier strategische Geschäftsfelder: die Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance. Neben dem nachfolgend beschriebenen Geschäftsverlauf findet sich in der Segmentberichterstattung des Jahresabschlusses eine Darstellung der Bilanz- und Ergebniskomponenten für jedes einzelne Geschäftsfeld.

Schaden-Rückversicherung

Mit einem Anteil von 48 % am Gesamtportefeuille ist die Schaden-Rückversicherung unser größtes und bedeutendstes Geschäftsfeld. Nie zuvor war ein Jahr von zwei so gegensätzlichen Entwicklungen gekennzeichnet: Zum einen erfuhr die Schaden-Rückversicherung eine historisch einmalige Belastung aus Naturkatastrophen; zum anderen boten sich uns sehr gute Chancen, profitables Geschäft zu zeichnen. Die Raten und Konditionen bewegten sich weiterhin auf hohem Niveau und konnten sich sogar noch verbessern. Dies galt insbesondere für die von den schweren Wirbelstürmen im Jahre 2004 getroffenen Sparten Sach- und Katastrophenrückversicherung sowie für die Transportrückversicherung (inkl. Meerestechnik). So konnten wir auch im Berichtsjahr von vorteilhaften Marktbedingungen profitieren.

Raten und Konditionen weiterhin auf hohem Niveau

Bruttoprämie pro Geschäftsfeld in %



Finanz-Rückversicherung (9)
Specialty Insurance (18)
Personen-Rückversicherung (25)
Schaden-Rückversicherung (48)

Im Berichtsjahr erhöhte sich die gebuchte Bruttoprämie in der Schaden-Rückversicherung um 12,0 % auf 4,7 Mrd. EUR. Währungskurseffekte wirkten sich mit 0,3 % nur geringfügig unterstützend aus. Angesichts der guten Qualität des Geschäfts haben wir unseren Selbstbehalt noch einmal auf nun 84,4 % (83,0 %) erhöht. Die verdiente Nettoprämie stieg um 13,4 % auf 3,9 Mrd. EUR (3,5 Mrd. EUR).

Nachdem wir bereits im Vorjahr starke Belastungen aus Naturkatastrophen hinnehmen mussten, gestaltete sich das Berichtsjahr noch schadenreicher. Wir haben 2005 eine außergewöhnlich heftige Wirbelsturmsaison erlebt, sowohl was die Frequenz als auch was die Schwere betrifft: Der Hurrikan „Katrina" mit einem der-

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2005	+/- Vorjahr	2004	2003[1]	2002[1]	2001[1]
Gebuchte Bruttoprämie	4 716,8	+12,0 %	4 211,1	4 787,1	6 020,0	4 938,5
Verdiente Nettoprämie	3 920,0	+13,4 %	3 456,2	3 500,0	3 502,1	2 989,3
Versicherungstechnisches Ergebnis	-502,1	-609,8 %	98,5	141,1	130,8	-481,3
Kapitalanlageergebnis	540,7	+22,7 %	440,7	393,4	255,9	361,4
Operatives Ergebnis (EBIT)	-34,8	-107,5 %	463,0	465,9	305,6	-40,6
Konzernüberschuss/-fehlbetrag	4,3	-98,4 %	270,7	167,0	154,1	-75,5
Ergebnis je Aktie in EUR	0,04		2,24	1,52	1,59	-0,75
Selbstbehalt	84,4 %		83,0 %	72,2 %	62,7 %	67,8 %
Kombinierte Schaden-/Kostenquote	112,8 %		97,2 %	96,0 %	96,3 %	116,5 %

[1] Auf US GAAP-Basis

zeit geschätzten Marktschaden von mindestens 50 Mrd. USD hat sich zur teuersten (Natur-)Katastrophe aller Zeiten entwickelt. Hinzu kamen mit „Dennis", „Rita" und „Wilma" drei weitere schadenreiche Wirbelstürme. Darüber hinaus hatte die Branche auch noch zahlreiche andere Naturkatastrophen und Großschäden zu verkraften, sodass sich das Berichtsjahr für die Assekuranz zum bislang teuersten entwickelte, auch was den relativen Anteil der Katastrophen an den Prämieneinnahmen betrifft.

Auch für die Hannover Rück brachten diese Schadenereignisse eine bislang nicht gekannte Belastung aus Naturkatastrophen mit sich. Allein die Hurrikane „Katrina", „Rita" und „Wilma" bedeuteten für uns eine Nettobelastung von 797,9 Mio. EUR. Aus diesen und weiteren Großschäden – etwa dem Wintersturm „Erwin" in Nordeuropa, der Flut in der Alpenregion, dem Schaden an einer Ölplattform im Indischen Ozean, mehreren Luftfahrtschäden sowie einer Überschwemmung in Mumbai, Indien – resultierte eine Netto-Schadenbelastung von 1,0 Mrd. EUR (287,2 Mio. EUR). Dies entspricht 26,3 % der Nettoprämie; im Vorjahr lag der Wert bei 8,3 %. Dass wir trotzdem eine kombinierte Schaden-/Kostenquote von 112,8 % (97,2 %) erreichen konnten, spricht für die gute Diversifizierung und hohe Qualität unseres Schaden-Rückversicherungsgeschäfts.

Zusammensetzung der Bruttoprämie in der Schaden-Rückversicherung nach Sparten in %


Kredit/Kaution (6)
Sonstige (3)
Transport/ Luftfahrt (17)
Haftpflicht (40)
Sach (34)

Abgesehen von der hohen Großschadenbelastung sind wir mit der Entwicklung in der Schaden-Rückversicherung insgesamt sehr zufrieden; im nicht katastrophenexponierten Geschäft konnten wir gute Ergebnisse erzielen. Dies trug dazu bei, dass unsere Schaden-/Kostenquote trotz der Wirbelstürme nicht höher ausgefallen ist.

Wirbelstürme verursachen eine bislang unbekannte Großschadenbelastung

Das versicherungstechnische Ergebnis ist infolge der enormen Großschadenbelastung gegenüber dem Vorjahr deutlich auf -502,1 Mio. EUR (98,5 Mio. EUR) zurückgegangen. Das Kapitalanlageergebnis verbesserte sich dank eines starken versicherungstechnischen Cashflows und realisierter Gewinne dagegen um 22,7 % auf 540,7 Mio. EUR (440,7 Mio. EUR). Unter dem

Großschäden signifikant über dem langjährigen Durchschnitt*


in Mio. EUR
600
500
400
300
200
100
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
62 16 95
60 28 105
341 69 102
497 240 103
472 164 126
1 775 665 149
370 225 175
83 60 175
449 287 174
2 095 1 029 235
Großschadenlast
3 % 2 % 12 % 19 % 14 % 36 % 6 % 2 % 11 % 44 %
1 % 1 % 3 % 12 % 6 % 22 % 6 % 2 % 8 % 26 %
Brutto
Netto
Langjähriger Großschadendurchschnitt

* 1996–2004 = 5 % und 2005 = 6 % der verdienten Nettoprämie der Schaden-Rückversicherung



Stürmische Zeiten

Die Hurrikan-Saison 2005 hat viele Rekorde gebrochen. Noch nie zuvor hat es innerhalb weniger Monate so viele tropische Stürme gegeben, fünfzehn davon erreichten Hurrikanstärke. Ist dies ein Anzeichen einer globalen Erwärmung oder durchleben wir lediglich einen klimatischen Zyklus? Im Grunde ist es gleichgültig, um welches Phänomen es sich handelt, denn auch ein klimatischer Zyklus erstreckt sich über einen Zeitraum von 15 bis 30 Jahren. Als gesichert können wir annehmen, dass die Intensität der Stürme zugenommen hat. Und dies hat zu einer höheren Schadenbelastung für die (Rück-)Versicherer geführt. Die Assekuranz wird sich dieser Herausforderung stellen.



Strich bedeutet dies ein um 107,5 % verringertes operatives Ergebnis (EBIT) von -34,8 Mio. EUR. Auf Grund einer geminderten Steuerlast schließt das Geschäftsfeld Schaden-Rückversicherung positiv mit 4,3 Mio. EUR (270,7 Mio. EUR). Der Gewinn je Aktie beträgt 0,04 EUR (2,24 EUR).

Deutschland

Die Geschäftsentwicklung in unserem Heimatmarkt verlief insgesamt sehr zufrieden stellend. Allerdings kam es im industriellen Feuergeschäft zu einer spürbaren Zunahme an Großschäden, sodass die Ergebnisse auf der Erstversicherungsseite nur noch knapp ausreichend waren. In der Kraftfahrtversicherung sanken die Originalprämien um 2,5 %; eine weiter abnehmende Schadenfrequenz und stabile Durchschnittsschäden konnten diesen Trend jedoch nochmals ausgleichen. In der Haftpflichtsparte wie auch im Katastrophengeschäft waren keine nennenswerten Vorkommnisse zu verzeichnen.

Geografische Verteilung der Schaden-Rückversicherung in % der Bruttoprämie



Lateinamerika (2)
Afrika (2)
Australien (2)
Asien (6)
Nordamerika (40)
Deutschland (12)
Großbritannien (17)
Restliches Europa (19)

Marktposition in Deutschland ausgebaut

In der Rückversicherung waren im Berichtsjahr auskömmliche Raten und Konditionen zu erzielen; eine Aufweichung des Marktes blieb aus, sodass wir unser prognostiziertes Ertragsziel erreichen konnten.

Neben diesen positiven Marktbedingungen war es vor allem unsere überdurchschnittliche Finanzkraft, die es uns erlaubte, unsere Position als einer der führenden Rückversicherer in Deutschland im Berichtsjahr abermals auszubauen. Hierzu hat nicht zuletzt beigetragen, dass wir neue Kundenbeziehungen gewinnen konnten. Neben neu akquiriertem Geschäft konnten wir auch bei langjährig bestehenden Verbindungen unsere Beteiligung erhöhen, sodass unser Marktanteil weiter anstieg.

Unsere ausschließlich auf dem deutschen Markt tätige Tochtergesellschaft E+S Rück wird vor allem wegen ihrer hervorragenden Bonität und der Kontinuität ihrer Geschäftsbeziehungen von den Kunden geschätzt. Sie nimmt in Deutschland, dem zweitgrößten Nichtlebens-Rückversicherungsmarkt der Welt, mittlerweile die zweite Position ein.

Obwohl sich ein Ratenrückgang im industriellen Feuergeschäft und in der Sparte Feuer-Betriebsunterbrechung abzeichnete, konnten wir in diesen für uns wichtigen Sparten profitables Geschäft zeichnen: Dies gilt auch für unsere größte Sparte, die Kraftfahrt-Haftpflichtversicherung. Damit haben wir ein positives versicherungstechnisches Ergebnis erzielt.

In der Kraftfahrt-Haftpflichtversicherung in Deutschland hat sich mittlerweile durchgesetzt, dass die Haftung in den Originalpolicen auf 100 Mio. EUR limitiert wird. Erfreulicherweise nimmt somit unser Bestand an Policen mit unlimitierten Deckungen weiter ab. In der Allgemeinen Haftpflicht verlief das Geschäft sehr positiv, die Preise blieben auf einem stabilen Niveau.

Die Raten im Katastrophengeschäft gerieten zwar im Berichtsjahr anfangs unter Druck, ein weiterer Abrieb wurde jedoch gestoppt. Auch hier wirkten sich die schweren Hurrikane in den USA positiv auf die Preise aus.

Unfallprodukte mit Assistance-Leistungen, die wir im letzten Jahr – in Zusammenarbeit mit einigen Erstversicherern sowie einem weiteren Kooperationspartner – neu gestaltet hatten, haben sich erfolgreich im Markt etabliert. Bei diesen Leistungen handelt es sich um Hilfeleistungen,

die unsere Kunden ihren Versicherungsnehmern im Falle einer unfallbedingten Bedürftigkeit zur Verfügung stellen, wie zum Beispiel die Bereitstellung eines Hausnotrufs, einen Menüservice oder die Begleitung bei Arzt- und Behördengängen.

Die Kredit- und Kautionsversicherung war infolge der schwachen Konjunktur weiterhin durch ein hohes Insolvenzniveau geprägt. Allerdings konnte sich die Versicherungswirtschaft weiterhin vom anhaltend negativen Kreditzyklus abkoppeln. Durch ihre restriktive Zeichnungspolitik sowie dank einer begrenzten Schadenlast konnten die Erstversicherer niedrige Schadenquoten erzielen. Diese erfreulichen Bedingungen fanden auch in der Rückversicherung ihren Niederschlag. Die etablierten Rückversicherer zeichneten höhere Anteile. Wie schon im vergangenen Jahr drängten Rückversicherer aus der zweiten und dritten Reihe sowie die in Bermuda ansässigen Unternehmen verstärkt auf den Markt, was jedoch noch ohne spürbaren Druck auf die Konditionen blieb. Auf Grund der zufrieden stellenden Ergebnisse der Rückversicherer im vergangenen Jahr versuchten die Zedenten teilweise, erheblich verbesserte Rückversicherungsbedingungen durchzusetzen. In der Vertragserneuerungsrunde 2005 konnten wir diesem Druck jedoch im Wesentlichen standhalten.

Dank der guten Rahmenbedingungen haben wir unseren Marktanteil in der Kredit- und Kautionsrückversicherung sichern und bezüglich der Profitabilität sogar noch erhöhen können. Die E+S Rück ist der drittgrößte Anbieter in dieser Sparte. Als Großschaden war im Berichtsjahr die Insolvenz einer Baufirma zu verzeichnen, die für uns zu einer Belastung von rund 10 Mio. EUR führte.

Sehr zufrieden stellende Entwicklung in Kredit/Kaution und Transport und Luftfahrt in Deutschland

Das Transport- und Luftfahrtgeschäft verlief im Berichtsjahr weiterhin sehr zufrieden stellend. Der Transport-Erstversicherungsmarkt geriet zwar unter Druck, sodass hier von Aufweichungstendenzen gesprochen werden kann. Auf der Rückversicherungsseite gestaltete sich das Marktumfeld indes weitestgehend stabil. Hier waren relativ beständige Raten und Konditionen zu verzeichnen. Lediglich in der Luftfahrtrückversicherung gingen die Raten weiter zurück. Nachdem wir im Jahr 2004 unseren Marktanteil im Luftfahrtgeschäft nochmals deutlich erhöht hatten, blieb dieser im Berichtsjahr stabil.

Gebuchte Bruttoprämie in Deutschland nach Sparten in %


Kredit/Kaution (6)
Sonstige (1)
Unfall (6)
Luftfahrt/ Transport (7)
Sach/ Haftpflicht (54)
Kraftfahrt (26)

Übriges Europa

Großbritannien/Irland

In der Erstversicherung war in Großbritannien und Irland im Berichtsjahr ein leichter Druck auf die Raten spürbar. Dieser machte sich über alle Sparten bemerkbar, besonders aber in den schwierigen Haftpflichtsparten wie Manager- und Berufshaftpflicht.

Der Rückversicherungsmarkt zeigte sich hingegen stabil. Es konnten leicht ansteigende Raten im Sach- und Haftpflichtgeschäft, insbesondere in der Kraftfahrt-Haftpflichtsparte, durchgesetzt werden. Obwohl von den Hurrikanen nicht direkt betroffen, waren leichte Ratenverbesserungen im Sach-Katastrophengeschäft zu verzeichnen.

Das im Londoner Markt gezeichnete Sachgeschäft war im Berichtsjahr – wie schon im Vorjahr – durch die amerikanischen Hurrikanschäden stark beeinträchtigt. Diese Naturkatastrophen hatten jedoch den Effekt, dass signifikant steigende Raten und deutlich verbesserte Konditionen erzielt werden konnten.

Der Londoner Markt ist zudem bedeutend für die Zeichnung von Transport- und Luftfahrtrisiken. Da in diesem Bereich eine Überkapazität herrscht, haben sich in der Luftfahrt-Erstversicherung die Raten – wie bereits erwähnt – weiter gegenüber dem Vorjahr um bis zu 15 % abgeschwächt. In der Rückversicherung sind hingegen Überkapazitäten dadurch begrenzt, dass die Zedenten unvermindert stark auf die Bonität ihres Rückversicherers achten. Nach zunächst fallenden Raten konnten nach den schweren Wirbelsturmereignissen um bis zu 10 % höhere Preise durchgesetzt werden.

Gebuchte Bruttoprämie in Großbritannien nach Sparten in %


Unfall (1)
Kraftfahrt (2)
Kredit/Kaution (1)
Sonstige (7)
Luftfahrt/ Transport (54)
Sach/ Haftpflicht (35)

Außerordentlich hohe Schadenbelastung in der internationalen Transportrückversicherung

Wir haben unser Geschäft selektiv und strikt auf Profitabilität ausgerichtet gezeichnet und unser Volumen moderat reduziert. Ungeachtet dessen ist die Hannover Rück nach wie vor einer der Marktführer in der Luftfahrtrückversicherung. Unser Portefeuille haben wir weiter diversifiziert, sodass das Flottengeschäft nochmals an Dominanz verloren hat. Insgesamt sind wir mit dem Geschäftsverlauf in der Luftfahrtrückversicherung sehr zufrieden. Außergewöhnliche Großschadenereignisse fielen für uns im Berichtsjahr nicht an.

Auch im Londoner Transportmarkt sind wir einer der führenden Rückversicherer. Sowohl der Erst- als auch der Rückversicherungsmarkt sind hier durch zunehmende aufsichtsrechtliche Anforderungen gekennzeichnet. Die englische Aufsichtsbehörde Financial Services Authority (FSA) hat insbesondere sehr strikte Standards zur Kapitalausstattung der Unternehmen aufgestellt, um das Risiko einer Zahlungsunfähigkeit auszuschließen. Diese Anforderungen gelten auch für die übrigen Sparten.

Bohrinseln im Golf von Mexiko durch Hurrikane schwer verwüstet

In der Transportrückversicherung stand für uns weiterhin die Konsolidierung unseres Portefeuilles im Vordergrund. Das Ratenniveau hat sich infolge des Hurrikans „Ivan", der 2004 der mit Abstand größte Schaden aller Zeiten für das Transportgeschäft war, deutlich verbessert. Konzentriert haben wir uns erneut auf die Zeichnung von profitablem nichtproportionalem Geschäft. Proportionales Geschäft zeichnen wir begrenzt auf wenige Sparten, etwa Meerestechnik und Kriegsrisiken. Fakultatives Geschäft betreiben wir auf rein opportunistischer Basis.

Das Berichtsjahr entwickelte sich in der Transportversicherung außerordentlich schadenintensiv: Neben einem großen Schaden an einer Ölplattform im Indischen Ozean hatten wir mit den Hurrikanen „Katrina" und „Rita" extrem hohe Schadenbelastungen zu verzeichnen. Wie schon im vergangenen Jahr bei Hurrikan „Ivan" zogen die Wirbelstürme über den Golf von Mexiko und richteten große Verwüstungen an Bohrinseln an. Zusätzlich dazu haben wir auch aus den daraus folgenden Betriebsunterbrechungsdeckungen eine substanzielle Schadenbelastung erlitten. Die Schäden aus den Hurrikanereignissen hatten jedoch auch in dieser Sparte eine positive Seite: Sie haben zu signifikanten Preissteigerungen in der Transportrückversicherung geführt, sodass wir davon ausgehen, die Schadenbelastungen des Berichtsjahres zügig wieder zurückverdienen zu können.

West- und Südeuropa

Seit 2004 steht der *französische* Versicherungsmarkt unter strengerer staatlicher Aufsicht. Im Berichtsjahr versuchte die Regierung, angesichts rückläufiger Kraftfahrzeugunfälle, Druck auf die Erstversicherer auszuüben, die Preise in der Kraftfahrtsparte zu senken. Wir sehen dies mit einer gewissen Besorgnis, da sich zwar die Anzahl der Unfälle reduziert, die Aufwendungen für Schwerstverletzte aber dramatisch erhöht haben; die Ergebnisse für die Rückversicherer verschlechterten sich infolgedessen deutlich. Selbst wenn nicht mit gravierenden Einschnitten gerechnet werden kann, ist jedoch von einer zumindest symbolischen Reduzierung der Originalraten auszugehen.

Die Hannover Rück ist in Frankreich der drittgrößte Anbieter von Rückversicherungsdeckungen. Vorwiegend zeichnen wir unser Geschäft bei mittelgroßen und kleineren Versicherern. Wir haben in allen Sparten unser Geschäft kontinuierlich ausgebaut, so auch in der Allgemeinen Unfallversicherung, wo wir Marktführer sind. Unser Engagement in der Bauhaftpflichtversicherung haben wir ausgeweitet. Anders als in Deutschland besteht in Frankreich eine Versicherungspflicht für Konstruktionsmängel, und zwar über einen Zeitraum von zehn Jahren. In dieser Sparte erwarten wir gute Ergebnisse. Sowohl in dieser als auch in der Sparte Allgemeine Unfallversicherung sind wir mit dem Ratenniveau im Großen und Ganzen zufrieden.

In den *Benelux-Staaten* konnten wir unseren Marktanteil erfolgreich verteidigen und in einzelnen Sparten sogar ausbauen. In Belgien entwickelte sich unser Geschäft planmäßig, sowohl in der Kraftfahrt- als auch in der Arbeitsunfallversicherung. Sowohl in der fakultativen als auch in der Vertragsrückversicherung konnten wir neue Kunden gewinnen. In den *Niederlanden* ist es uns gelungen, das Geschäft mit unseren Zielkunden, den Versicherungsvereinen auf Gegenseitigkeit, weiterzuentwickeln und auszubauen. Auch haben wir unser Engagement bei großen Versicherungsgruppen verstärkt. Margenschwaches proportionales Geschäft haben wir dagegen weiterhin reduziert zu Gunsten von profitablerem nichtproportionalem Geschäft, insbesondere im Bereich Kraftfahrt-Haftpflicht. Insgesamt zeichnete sich der niederländische Markt durch stabile Raten aus, und die Schadensituation war sehr günstig. Wie schon im Vorjahr war beispielsweise die Frequenz von Feuerschäden auch 2005 relativ niedrig.

Der *italienische* Nichtlebensmarkt verzeichnete im Berichtsjahr mit ca. 2,5 % das geringste Prämienwachstum des letzten Jahrzehnts. Grund hierfür ist die Stagnation der italienischen Wirtschaft. Durch klare Kunden- bzw. Marktsegmentierung haben wir dennoch leichte Zuwächse in den von uns präferierten Sparten realisieren können, ohne die Ertragsstärke unseres Portefeuilles zu gefährden. Die Hannover Rück hat den Bestand im Berichtsjahr dabei weiter von proportionalem zu nichtproportionalem Geschäft umgeschichtet. Wie in anderen Märkten auch entwickelt sich die Bonität der Rückversicherer in Italien zu einem immer wichtigeren Faktor. Deshalb waren wir mit unserem überdurchschnittlichen Rating ein sehr gefragter Partner.

Geschäftsergebnisse in Europa sehr zufrieden stellend

Insgesamt konnten wir in Italien unsere Marktstellung erneut ertragreich ausbauen. Wir nehmen im italienischen Nichtlebens-Rückversicherungsmarkt den vierten Rang ein. In keiner unserer Sparten hatten wir einen nennenswerten Großschaden zu verzeichnen.

Nordeuropa

Die Hannover Rück ist im nordeuropäischen Markt sehr gut positioniert. Nach wie vor gehören wir zu den wichtigsten Rückversicherern und sind dank unserer Kompetenz und unseres sehr guten Ratings ein gefragter Partner. Unser Prämienvolumen aus dem nordeuropäischen Markt konnten wir im Berichtsjahr nochmals profitabel steigern.

Dänemark ist unser größter Markt in Nordeuropa. Hier war es unsere Strategie, das Geschäft mit unseren Zielkunden – den dänischen Versicherungsvereinen auf Gegenseitigkeit – weiter auszubauen und unsere Marktführerschaft zu festigen. Dieses Ziel haben wir erreicht.

Schadenseitig war die Bilanz weniger vorteilhaft: Vom Wintersturm „Erwin" waren sowohl Dänemark als auch *Schweden* stark betroffen. Insgesamt brachte dieses Ereignis für uns eine Belastung im niedrigen zweistelligen Millionen-Euro-Bereich mit sich. Darüber hinaus war auch das Sachgeschäft in Schweden durch einige Feuerereignisse betroffen.

Osteuropa

Die osteuropäischen Märkte wuchsen auch im Berichtsjahr wieder überdurchschnittlich. Die Originalraten in der Sachversicherung waren in allen osteuropäischen Ländern zwar rückläufig; in der Rückversicherung jedoch konnte sich der harte Markt weiterhin halten. In den Sachsparten ebenso wie in der Kraftfahrt-Haftpflichtversicherung war insgesamt ein noch stabiles Ratenniveau zu beobachten.

Wir betreiben unser Geschäft nach wie vor auf opportunistischer Basis mit Fokus auf

Profitabilität. Vor diesem Hintergrund ist es ein besonderer Erfolg, dass wir unsere Prämieneinnahmen erhöhen konnten, obwohl wir unser Geschäft von volumenstarkem, aber margenschwachem proportionalem Geschäft noch stärker zu profitablerem nichtproportionalem Geschäft umgeschichtet haben.

Die schweren Fluten in *Bulgarien* und *Rumänien*, die zu einem großen volkswirtschaftlichen Schaden führten, waren für die Versicherungswirtschaft auf Grund der geringen Versicherungsdichte kein nennenswerter Großschaden.

Nordamerika

US-Markt wieder durch schadenträchtige Hurrikansaison gekennzeichnet

Die Situation auf dem amerikanischen Erstversicherungsmarkt stellte sich bis zum Ende des zweiten Quartals 2005 ausgenommen gut dar. Erst durch die schweren Hurrikane des dritten und vierten Quartals wurde die starke Eigenmittelausstattung der Versicherer schwer beeinträchtigt – insbesondere bei jenen Unternehmen, die sich vorrangig auf das Privatgeschäft konzentriert hatten. Nach stagnierenden Prämienentwicklungen infolge des unverändert starken Wettbewerbs erhöhten sich diese in der Sachversicherung dank steigender Raten nach der Hurrikansaison. Im Haftpflichtbereich gaben die Originalraten dagegen leicht nach.

Auch im Berichtsjahr bewegten die Untersuchungen des New Yorker Generalstaatsanwalts den amerikanischen Erstversicherungsmarkt. Infolge dieser Untersuchungen und der Sarbanes-Oxley-Gesetze zur erhöhten Transparenz der Finanzberichterstattung kam es zu einigen Bilanzberichtigungen und Rücktritten prominenter Unternehmensleiter in der Versicherungswirtschaft.

Der US-amerikanische Markt war – nach dem bereits schadenintensiven Vorjahr – auch im Berichtsjahr durch eine historisch einmalige und schadenträchtige Hurrikansaison gekennzeichnet. Die Wirbelstürme setzten sowohl meteorologisch als auch wirtschaftlich Rekordmarken. Allein der Hurrikan „Katrina" verursachte einen Marktschaden von mindestens 50 Mrd. USD und ist damit zum teuersten Versicherungsschaden aller Zeiten geworden.

Für die Rückversicherer war das Berichtsjahr eine besondere Herausforderung: Einerseits verlangten die hohen Kapitalanforderungen – auch durch die Ratingagenturen –, dass für katastrophenexponierte Teile des Portefeuilles die kombinierten Schaden-/Kostenquoten deutlich unter 95 % bleiben. Andererseits sah sich die Branche mit historisch einmaligen Schäden aus den Wirbelstürmen konfrontiert, die die angestrebten Schaden-/Kostenquoten unmöglich machten. Ein nicht unbeträchtlicher Teil der Rückversicherer musste Bilanzverluste ausweisen und sich für die Wiederauffüllung der Kapitalbasis an den Kapitalmarkt wenden.

Das Berichtsjahr war in Nordamerika zudem von deutlichen Umbrüchen im Rückversicherungsmarkt gekennzeichnet, die auch positive Auswirkungen für uns hatten: Zum einen erreichte die Konsolidierungswelle mit der bevorstehenden Fusion zweier großer Wettbewerber ihren bisherigen Höhepunkt. Dadurch boten sich uns über den Maklermarkt weitere Geschäftsmöglichkeiten. Zum anderen gründeten sich – infolge der Hurrikanereignisse – eine Reihe neuer Rückversicherer in Bermuda, die für zusätzliche Kapazität bei Katastrophendeckungen sorgten.

Für die Hannover Rück ist der nordamerikanische Markt der mit Abstand größte und bedeutendste. Nach den Ereignissen des Jahres 2001 hatten wir unseren Marktanteil erheblich ausgebaut und waren bereits im Jahr 2003 der größte US-Rückversicherer, der sein Geschäft über Makler betreibt. Im Vorjahr haben wir auf Grund des weicher werdenden Marktes unser Geschäftsvolumen wieder leicht reduziert. Trotzdem gehören wir bei fast allen unseren Zedenten zum Kreis der führenden Rückversicherer, die die Konditionen der Deckungen beeinflussen.

Gemäß unserer antizyklischen Zeichnungspolitik verfolgen wir die Strategie, in einem weicher werdenden Marktumfeld unser Prämienvolumen zurückzufahren. Deshalb haben wir im Berichtsjahr die Geschäftsfelder identifiziert, de-

ren Profitabilität nicht mehr attraktiv genug ist, und haben entsprechend unsere Anteile reduziert bzw. kein Neugeschäft mehr gezeichnet. Die in den letzten fünf Jahren ausgebaute Marktposition und das damit verbundene bessere Verständnis unserer Kunden für unsere Zeichnungspolitik ermöglichen uns eine solch flexible Positionierung. Unsere Zedenten akzeptieren, dass wir Marktanteile in weniger profitablen Sparten abbauen und Spitzenexponierungen von Katastrophendeckungen, wo dies erforderlich ist, bei gleichzeitig intensivierter Marktdurchdringung in den attraktiven mittelgroßen Kundensegmenten reduzieren.

Gebuchte Bruttoprämie in den USA nach Sparten in %



Kredit/Kaution (3)
Sonstige (2)
Luftfahrt/Transport (8)
Kraftfahrt (8)
Sach/Haftpflicht (79)

In der Sachversicherung zogen die außergewöhnlich schweren Hurrikanereignisse eine besonders markante Ratenentwicklung nach sich, die sich noch weit in das Jahr 2006 hinein fortsetzen wird. Während viele Zedenten dazu übergegangen sind, ihre Prämien im Sachversicherungsbereich deutlich anzuheben, haben sich einige auch ganz aus hurrikanexponierten Regionen zurückgezogen. Die Hannover Rück steht ihren Kunden bei der Deckung von Katastrophenrisiken auch weiterhin zur Seite; wir haben jedoch unsere eigene Kumulsituation optimiert und unsere Katastrophenexponierung in den Küstenregionen eingeschränkt.

Im Haftpflichtbereich ist unsere Zeichnungspolitik vorwiegend auf nichtproportionales Geschäft ausgerichtet. Nur noch wenige proportionale Verträge, von denen wir eine adäquate Profitabilität erwarten können, halten wir aufrecht. Neben den attraktiveren Raten spricht auch die bessere Kumulkontrolle dafür, nichtproportionales Geschäft zu zeichnen. Auf Grund unserer sehr guten Ratings und der positiven Einschätzung unserer Finanzkraft durch unsere Kunden sind wir einer der wenigen Rückversicherer, die auch für die Platzierung von lang abwickelnden Haftpflichtrisiken angesprochen werden. Somit konnten wir im Berichtsjahr derartige Verträge weiter sehr selektiv zeichnen und attraktives Geschäft generieren.

Marktanteile in weniger profitablen Sparten abgebaut

Dank unserer konservativen Reservierungspolitik und unseres reduzierten Engagements in den Jahren des weichen Marktes waren für zurückliegende Zeichnungsjahre unter dem Strich wiederum keine Nachreservierungen notwendig.

In der Kredit- und Kautionsrückversicherung hielt der außerordentlich harte Markt weiter an, sodass sich uns sehr attraktive Geschäftsmöglichkeiten boten. Die Hannover Rück zählt in dieser Sparte zu den Marktführern. Nach wie vor ist der amerikanische Markt kautionsdominiert; sowohl Wachstum als auch Profitabilität waren sehr zufrieden stellend. Schadenereignisse aus den Hurrikanen blieben in diesen Sparten weitestgehend aus, und auch im Ganzen betrachtet kam es im Berichtsjahr in der Kredit- und Kautionsrückversicherung zu keinen spektakulären Großschäden.

In der Transportrückversicherung stand für uns die Konsolidierung unseres Portefeuilles im Fokus. Während wir im nichtproportionalen Bereich ein relativ breit angelegtes Portefeuille zeichnen, konzentrieren wir uns im proportionalen Vertragsgeschäft auf wenige Sparten (z. B. Meerestechnik) oder arbeiten mit Anbietern von Nischenprodukten zusammen. Unser fakultatives Geschäft zeichnen wir auf rein opportunistischer Basis. Auch in Nordamerika verlief das Transportgeschäft im Berichtsjahr sehr schadenintensiv. Insbesondere die Wirbelstürme „Katrina" und „Rita" richteten große Schäden an den Offshore-Anlagen im Golf von Mexiko an. Als Konsequenz hieraus werden wir unser Naturkatastrophenaggregat insbesondere in dieser Region reduzieren.

Sehr gutes Rating ist Eintrittskarte für lang abwickelndes Haftpflichtgeschäft

Auch im Berichtsjahr haben wir in einschlägigen Marktumfragen wiederum Bestnoten von unseren Kunden erhalten. Gemäß einer Studie der renommierten amerikanischen Flaspöhler Research Group gehört die Hannover Rück zu den



Wenn die Erde bebt

Am 18. April 1906 legte ein verheerendes Erdbeben das kalifornische San Franzisko in Schutt und Asche. Die Verwüstung war komplett, denn nach den Erdstößen kam eine verheerende Feuersbrunst. Hunderte Menschen starben, die versicherten Schäden beliefen sich – projiziert auf heutige Verhältnisse – auf rund 40 Mrd. USD. Dieses Ereignis war die erste bedeutende Herausforderung für die internationale (Rück-)Versicherungswirtschaft.

Das furchtbare Erdbeben im Oktober 2005 in Kaschmir mit mehr als 80.000 Toten wurde zu einer menschlichen Tragödie und traf eine der ärmsten Regionen der Welt. Anders als bei den großen Erdbeben in den USA und Japan in den 90er Jahren kam es jedoch nicht zu einem großen versicherten Schaden.



drei besten Rückversicherern des nordamerikanischen Marktes. Dieses Ergebnis ist umso bemerkenswerter, als die Hannover Rück – anders als ihre Wettbewerber – ihr US-Nichtlebensgeschäft von Hannover aus über Makler zeichnet und somit weit weniger im direkten Kontakt zu den Zedenten steht. Betrachtet man den Broker-Markt gesondert, so belegt die Hannover Rück unangefochten Platz eins als bester Rückversicherer in Nordamerika.

Übrige internationale Märkte

Lateinamerika

Hurrikan „Wilma" hinterlässt auch in Mexiko Spuren

Die wichtigsten lateinamerikanischen Märkte für uns sind nach wie vor *Mexiko, Kolumbien, Venezuela, Ecuador* und *Argentinien*. Diese Länder erwarten für 2005 eine Steigerung des Bruttoinlandsprodukts zwischen 4 % und 10 %.

Im Sachgeschäft war der Markt in der gesamten Region bis zur Hurrikansaison bei tendenziell fallenden Raten angespannt. Diese Situation kehrte sich nach den Wirbelstürmen, speziell in Mexiko, aber auch in anderen Gebieten, ins Positive, und die Rückversicherungskonditionen verbesserten sich. Gleichwohl waren unsere Ergebnisse durch den Hurrikan „Wilma" stark beeinträchtigt.

In der *Kraftfahrtversicherung* konnten die Erstversicherer in einigen Märkten zweistellige Zuwachsraten verzeichnen; unterstützt wurde diese Entwicklung durch stabilere Wechselkurse und niedrigere Verbraucherkreditzinsen.

Unseren strategischen Zielen gemäß haben wir insgesamt das profitable, nichtproportionale Geschäft weiter ausgebaut.

Afrika

Erfreuliches Ergebnis der Hannover Re Africa

Für die Hannover Rück ist *Südafrika* der wichtigste Markt auf dem afrikanischen Kontinent; wir sind in Johannesburg mit einer Tochtergesellschaft, der Hannover Re Africa, vertreten.

Der südafrikanische Erstversicherungsmarkt war im Berichtsjahr durch deutliche Aufweichungstendenzen und zurückgehende Margen gekennzeichnet, wobei die Rückversicherungsbranche davon dank einer relativ stetigen Disziplin der Marktteilnehmer nicht substanziell betroffen war.

Wir zeichnen unser Rückversicherungsgeschäft in Südafrika vorwiegend auf nichtproportionaler und nur Spezialgeschäft auf proportionaler Basis. In den übrigen afrikanischen Ländern verfolgen wir die Strategie, unser nichtproportionales Geschäft auszubauen; dieses Ziel ist allerdings nur schrittweise erreichbar, da auf dem afrikanischen Markt gebündelte Platzierungen („Bouquets") die Norm sind.

Insgesamt hat sich unser Prämienvolumen leicht verringert – vor allem im Haftpflichtgeschäft. Hintergrund hierfür ist der Umstand, dass der größte Anbieter von Allgemeinem Haftpflichtgeschäft und Berufshaftpflichtdeckungen seinen Selbstbehalt im Berichtsjahr erhöht hat, wodurch sich unser Anteil reduzierte.

Die Schadensituation war im Berichtsjahr zufrieden stellend. Ein Erdstoß und ein Hagelsturm riefen jedoch die erhebliche Katastrophenexponierung im südlichen Teil Afrikas in Erinnerung. Für die Rückversicherung resultierten aus den diesjährigen Ereignissen allerdings nur geringfügige Schadenbelastungen.

Die klare strategische Positionierung und disziplinierte Zeichnungspolitik der Hannover Re Africa haben zu sehr befriedigenden Brutto- wie Netto-Schadenquoten und einem überaus erfreulichen Ergebnis geführt.

Asien

Unser größter Markt in Asien ist mit Abstand *Japan*. Hier genießen wir bei den meisten großen Erstversicherern den Status eines so genannten „Core Reinsurer". Bei unseren japanischen Kunden zeichnen wir sowohl proportionales als auch nichtproportionales Geschäft.

Das Naturkatastrophengeschäft, unsere wichtigste Einzelsparte in Japan, wird vorrangig auf nichtproportionaler Basis gezeichnet. Nach den kräftigen Sturmschäden im Jahr 2004 konnten im Berichtsjahr ansehnliche Ratenerhöhungen für nichtproportionale Deckungen erzielt werden. Verträge, die kaum oder gar nicht durch die Taifune betroffen waren, waren durch geringe Erhöhungen oder unveränderte Raten gekennzeichnet. Es haben sich aber auch die Rückversicherungsbedingungen für Sturmereignisse wie auch die Provisionen für proportionale Verträge verbessert. Mehr noch als die Preissteigerungen wirkte sich für die Rückversicherer der Umstand positiv aus, dass japanische Erstversicherer – nach den Erfahrungen des schadenreichen Jahres 2004 – zusätzliche Sturmdeckungen nachfragten, um ihre Spitzenexponierungen besser zu schützen.

Insgesamt hat sich unser Rückversicherungsgeschäft in Japan sehr positiv entwickelt; signifikante Großschäden verzeichneten wir im Berichtsjahr nicht – abgesehen von einigen wenigen Verträgen mit Überseedeckungen insbesondere im Hinblick auf Betriebsunterbrechung. Überhaupt lässt sich feststellen, dass Schäden durch Betriebsunterbrechungen in den letzten Jahren zugenommen haben; hier kommt die Komplexität von Produktions- und Zuliefererprozessen zum Ausdruck.

Im südostasiatischen Markt sind wir einer der fünf größten Anbieter von Rückversicherungsschutz. Wir haben auch im Berichtsjahr weiter unseren Fokus auf profitables, nichtproportionales Geschäft gesetzt. Die Region war wiederum durch Naturkatastrophen gekennzeichnet, die viele tausend Menschen das Leben kosteten. Das verheerende Erdbeben vom 8. Oktober in Kaschmir wurde mit mehr als 80.000 Toten zur größten Naturkatastrophe in der Geschichte *Pakistans*. Auf Grund der Armut in dieser Region wurde dieses Ereignis zu einer menschlichen Tragödie, nicht aber zu einem großen Versicherungsschaden. Eine weitere Katastrophe traf *Indien*: In Mumbai führte eine Überschwemmung zu einem geschätzten versicherten Gesamtschaden von derzeit ca. 850 Mio. EUR; für die Hannover Rück bedeutete dieser Großschaden eine Nettobelastung von rund 6 Mio. EUR.

Außerordentlich zufrieden stellendes Ergebnis in Asien

In *Taiwan* war das Geschäft gekennzeichnet von erodierenden Raten in der Erstversicherung, die sich auch auf das Ergebnis in der Rückversicherung auswirkten. Wir haben im Berichtsjahr unsere Portefeuillestruktur weiter verbessert und uns stärker auf die Sparten Allgemeine Unfallversicherung und Haftpflicht konzentriert. Außerdem haben wir vermehrt nichtproportionales Geschäft gezeichnet. Ein größeres Feuerereignis brachte für uns eine Belastung im niedrigen einstelligen Millionenbereich mit sich. Größere Naturkatastrophenschäden waren nicht zu verzeichnen.

Trotz eines weichen Erstversicherungsmarktes in Hongkong waren die Bedingungen für uns als Rückversicherer zufrieden stellend. Obwohl der Wettbewerb im Haftpflichtbereich zunimmt, waren die letzten drei Jahre sehr profitabel für uns, insbesondere in den Sparten Arbeitsunfallversicherung und Kraftfahrt-Haftpflicht. Großschäden waren im Berichtsjahr nicht zu verzeichnen.

China ist für die internationale Erst- und Rückversicherungswirtschaft nach wie vor ein Zielmarkt, und so ist der Wettbewerb entsprechend hoch. Wir beobachten den Markt sehr genau. Ohne dass die Hannover Rück in China lokal lizenziert ist, unterhält sie gute Geschäftsbeziehungen zu den chinesischen Erstversicherern. Wir werden unser Engagement in diesem Markt vergrößern, sobald die Raten ein auskömmlicheres Niveau erreichen.

Insgesamt sind wir mit unseren Ergebnissen in Asien außerordentlich zufrieden.

Australien, Neuseeland

Der Rückversicherungsmarkt in Australien und Neuseeland hat sich auch im Berichtsjahr wiederum sehr zufrieden stellend entwickelt. Zwar kamen die Originalraten unter Druck, allerdings wirkte sich dies auf die Rückversicherung nur in geringem Maße aus. Die Raten im nichtproportionalen Haftpflichtgeschäft blieben stabil, in der Katastrophenversicherung waren bis zu den

Vertragserneuerungen zum 1. Juli Ratenreduzierungen beobachtbar. Allerdings hatten die Naturkatastrophenereignisse in den USA auch hier ihre Auswirkungen: Zur Vertragserneuerung am 1. Oktober 2005 konnten auch bei schadenfreien Programmen Preiserhöhungen durchgesetzt werden. Größere Schadenereignisse waren im Markt nicht zu verzeichnen.

Allgemein waren im Berichtsjahr wiederum Rückversicherer mit sehr guten Ratings in Australien besonders gefragt, und davon konnte die Hannover Rück entsprechend profitieren. Wir legen dabei Wert auf langfristige Kundenbeziehungen, allerdings nicht auf Kosten der Profitabilität. Unser Ziel, auch im Berichtsjahr unseren Anteil an proportionalem Geschäft zu Gunsten von nichtproportionalem Geschäft zu reduzieren, haben wir erreicht. Die Hannover Rück ist mit ihrem Geschäftsergebnis im Berichtsjahr sehr zufrieden.

Personen-Rückversicherung

Ausgezeichnete Ergebnisse in der Personen-Rückversicherung

Überall in der Welt verändern die demografischen Entwicklungen das Verhältnis zwischen aktiv Beschäftigten und den im Ruhestand befindlichen Personen kontinuierlich – eine Entwicklung, die nicht nur in den entwickelten Märkten Europas oder des anglo-amerikanischen Wirtschaftsraums zu beobachten ist, sondern zunehmend auch die aufstrebenden Länder Asiens und Lateinamerikas prägt. Dies hat einen starken und nicht mehr umkehrbaren Einfluss auf die Dynamik der Alters- und Hinterbliebenenabsicherung: dem Aktionsfeld der Lebens- und Krankenversicherer.

In Deutschland haben die zum 1. Januar 2005 geltenden steuerrechtlichen Bestimmungen die langjährige Vorzugsstellung der klassischen Kapitallebensversicherung zum großen Teil aufgehoben, die Rentenversicherung dagegen für den Konsumenten steuerlich noch attraktiver gemacht. Insgesamt ist aber nach dem Boom des Jahres 2004 ein deutlicher Nachfragerückgang zu beobachten – für viele deutsche Lebensversicherer zurück auf das Niveau der Jahre 2002 oder 2003.

International stehen die Zeichen nach wie vor auf langfristigem Wachstum, das alle Bereiche der Personen-Rückversicherung (Leben, Renten, Kranken und Unfall) einschließen dürfte. Die Renten- und Krankenversicherungen sollten am meisten von den säkularen demografischen Entwicklungen profitieren und für viele Lebensversicherer den primären Wachstumsmotor der nächsten Jahre darstellen.

Bruttoprämie nach Business Center (vor Konsolidierung) in %


HLR UK (6)
HLR Africa (3)
HLR Australasia (9)
HLR International (32)
HLR Germany (E+S Rück) (16)
HLR Ireland (17)
HLR America (17)

Hannover Life Re – der internationale Personen-Rückversicherer

Das Geschäftsfeld Personen-Rückversicherung im Hannover Rück-Konzern ist für die internationale Rückdeckung von Lebens-, Renten- und Krankenversicherungen zuständig und betreibt zudem die Rückversicherung von Unfallrisiken, soweit sie von Lebensversicherern gezeichnet werden.

Im Sinne eines einheitlichen Marktauftritts führen wir unter dem geschützten Markennamen Hannover Life Re neben der Zentrale in Hannover ein internationales Netzwerk von insgesamt 18 Tochtergesellschaften, Niederlassungen und Servicebüros auf allen fünf Kontinenten.

Geografische Verteilung der Personen-Rückversicherung in % der Bruttoprämie



Frankreich (3)
Asien (3)
Lateinamerika (2)
Afrika (3)
Nordamerika (28)
Restliches Europa (9)
Australien (12)
Deutschland (18)
Großbritannien (22)

Die Zentrale in Hannover hat als Hannover Life Re International eine duale Funktion inne: Sie betreibt unser Geschäft in Auslandsmärkten wie Frankreich, Skandinavien und Asien, agiert als zentraler Risikomanager für das Hannover Life Re-Netzwerk und als Retrozessionär für die ausländischen Lebens-Tochtergesellschaften.

In diesem Kontext haben wir im vierten Quartal des Berichtsjahres eine Verbriefung von Lebensversicherungsrisiken in Höhe von 100 Mio. EUR platziert; das für diese Transaktion ausgewählte Portefeuille bestand aus mehreren Jahrgängen fondsgebundener Lebenspolicen aus Deutschland und Österreich. Die Transaktion zeigt, dass der Portefeuillewert („Embedded Value") *mehr ist als eine aktuarielle Kenngröße. Er stellt* den Barwert der künftigen Erträge und Aufwendungen des Portefeuilles dar und ist in einem sich gerade erst öffnenden Markt zu attraktiven Konditionen handelbar.

Prämienentwicklung

Die gebuchte Bruttoprämie belief sich im Berichtsjahr auf 2,4 Mrd. EUR; dies entspricht einer Steigerung von 11,4 % gegenüber dem Vorjahr. Das Wachstum entsprang primär den europäischen Märkten: Hier haben wir wieder besonders *bei den Rentenversicherungen in Großbritannien* verstärkt Neugeschäft zeichnen können. Daneben zeigen sowohl der südafrikanische als auch die asiatischen Märkte eine dynamische Prämienentwicklung.

Die Selbstbehaltsquote hat sich im Berichtsjahr weiter erhöht und erreichte mit 92,8 % einen historischen Höchststand. Die verdiente Nettoprämie stieg damit um 15,4 % auf 2,3 Mrd. EUR (2,0 Mrd. EUR).

Die Portefeuille-Zusammensetzung nach Sparten blieb nahezu unverändert; der Anteil der von uns präferierten Sparten Leben und Renten liegt dabei mit 82 % auf einem attraktiven Niveau.

Wachstumsimpulse vorwiegend aus Europa

Die verheerenden Wirbelstürme „Katrina", „Rita" und „Wilma", die die US-amerikanischen und mexikanischen Küsten im Berichtsjahr verwüstet haben, trafen das Portefeuille der Hannover Life Re nicht. Dies ist ein erneuter Beleg dafür, dass die Personen-Rückversicherung und die Schaden-Rückversicherung nicht signifikant miteinander korrelieren.

Entwicklung der Ergebnissituation

Die folgenden Komponenten bestimmen das Ergebnis der Hannover Life Re maßgeblich:

- Verlauf der biometrischen Risiken Mortalität, Morbidität und Langlebigkeit,
- Verlauf des Risikos der Bestandsfestigkeit und des Kreditrisikos des Zedenten,
- Verlauf der Investmenterträge – laufende und außerordentliche,
- eigene Verwaltungskosten.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2005	+/- Vorjahr	2004	2003[1]	2002[1]	2001[1]
Gebuchte Bruttoprämie	2 425,1	+11,4 %	2 176,6	2 276,3	2 471,5	2 371,0
Prämiendepots	308,1	-1,1 %	311,4	257,9	255,8	289,0
Bruttoprämie inkl. Prämiendepots	2 733,2	+9,9 %	2 487,9	2 534,2	2 728,3	2 660,0
Verdiente Nettoprämie	2 257,6	+15,4 %	1 956,3	1 936,3	2 142,3	1 740,3
Prämiendepots	274,5	+2,7 %	267,2	213,4	115,2	129,0
Nettoprämie inkl. Prämiendepots	2 532,1	+13,9 %	2 223,5	2 149,7	2 257,5	1 869,0
Kapitalanlageergebnis	275,3	+24,2 %	221,6	179,4	268,4	196,8
Schadenaufwendungen	1 415,2	+16,7 %	1 212,6	1 270,4	1 218,7	1 066,0
Veränderung der Deckungsrückstellung	258,0	+7,0 %	241,2	297,8	574,1	298,0
Aufwendungen für Provisionen	684,1	+16,0 %	589,6	414,4	453,0	460,3
Eigene Verwaltungskosten	59,3	+6,1 %	55,9	44,9	56,6	32,5
Sonstige Erträge und Aufwendungen	-23,1		-2,0	13,8	-34,5	–
Operatives Ergebnis (EBIT)	93,1	+21,5 %	76,7	61,0	48,5	50,5
Konzernüberschuss	59,6	+56,7 %	38,0	46,6	30,0	23,2
Ergebnis je Aktie in EUR	0,49		0,32	0,43	0,31	0,24
Selbstbehalt	92,8 %		90,2 %	85,1 %	86,9 %	74,0 %
EBIT-Rendite[2]	4,1 %		3,9 %	3,2 %	2,3 %	2,9 %

[1] Auf US GAAP-Basis
[2] Operatives Ergebnis/verdiente Nettoprämie

Das biometrische Risiko der Mortalität verläuft insgesamt zufrieden stellend, allerdings sind wie in den Vorjahren regionale Unterschiede festzustellen: Europa und Asien zeigten gute bis sehr gute Resultate, während der Risikoverlauf in den USA leicht hinter den Erwartungen zurückblieb. In den wichtigen Märkten Südafrika und Australien notierten wir eine Reihe mittelgroßer Schäden bis zu 3 Mio. EUR Versicherungssumme, die jedoch nach unseren aktuariellen Analysen Zufallscharakter hatten und keine Trendänderung bedeuten.

Das Morbiditätsrisiko, hierunter fallen die Sparten Invalidität, Critical Illness und Kranken, nimmt einen unverändert erfreulichen Verlauf – insbesondere auf dem US-Krankenmarkt, wo wir uns auf Spezialdeckungen für Senioren sowie Ausschnittsdeckungen im Gruppengeschäft (z. B. Dental-Deckungen) konzentriert haben.

Kostensituation durch schlanke Strukturen und Prozesse bestimmt

Das Langlebigkeitsrisiko steht für uns seit vielen Jahren bei dem im britischen Markt gezeichneten Geschäft im Vordergrund: Hier entsprachen die Zeichnungen für sofort beginnende Vorzugsrenten für Personen mit verkürzter Lebenserwartung (so genannte Enhanced Annuities) unseren Projektionen.

Das Bestandsfestigkeits- und das Kreditrisiko betreffen vor allem unsere Finanzierungsverträge, die wir in vielen Märkten Europas, in den USA, in Südafrika und in Asien abschließen. Hier liegen die tatsächlichen Ergebnisse bis auf einen Fall (Sterbegeldversicherungen in den USA) im Rahmen der projizierten Berechnungen. Ein Grund für diesen erfreulichen Verlauf liegt in der sorgfältigen Auswahl und Analyse unserer Zedenten.

Die Kostensituation der Hannover Life Re ist durch schlanke Strukturen und Prozesse bestimmt. Die Verwaltungskostenquote beträgt im Berichtsjahr 2,6 % und liegt damit deutlich unter dem Niveau vergleichbarer Wettbewerber.

Das operative Ergebnis (EBIT) in der Personen-Rückversicherung liegt mit einem Wert von 93,1 Mio. EUR um 21,5 % über dem Wert des Vorjahres (76,7 Mio. EUR). Die EBIT-Rendite, gemessen als Quotient von EBIT und verdienter Nettoprämie, beträgt 4,1 %. Der Konzernüberschuss stieg deutlich um 56,7 % auf 59,6 Mio. EUR (38,0 Mio. EUR). Der Gewinn je Aktie beträgt 0,49 EUR (0,32 EUR).

Operatives Ergebnis (EBIT) steigt um 21,5 %

Regional stellte sich die Situation im Berichtsjahr wie folgt dar:

Deutschland

Der deutsche Lebensversicherungsmarkt war – nach dem steuerinduzierten Boom des Vorjahres – im Berichtsjahr gekennzeichnet durch einen deutlichen Rückgang des Neugeschäfts und eine Verschiebung auf klassische und fondsgebundene Rentenprodukte. Außerdem müssen die Vertriebsstrukturen der neuen EU-Vermittlerrichtlinie angepasst werden.

Diese neue Vorschrift zeigt besondere Auswirkungen im Vertriebskanal der Makler und Mehrfachagenten; hier müssen neue Anforderungen an die Haftung, aber auch an die Transparenz des Vertriebsprozesses berücksichtigt werden.

Innerhalb der Organisation der Hannover Life Re betreut die E+S Rück den deutschen Lebens- und Krankenversicherungsmarkt. Wir konnten unsere Marktdurchdringung hier steigern und unterhalten Rückversicherungsbeziehungen mit 34 deutschen Zedenten. Die Prämieneinnahmen aus dem deutschen Markt stiegen im Berichtsjahr auf 428,7 Mio. EUR; das versicherungstechnische Ergebnis erweist sich mit einem guten Risikoverlauf und zufrieden stellender Bestandsfestigkeit als wiederum sehr positiv.

Übriges Europa

Großbritannien

In Großbritannien, dem größten Lebensrückversicherungsmarkt Europas, zeichnet die Hannover Life Re ihr Geschäft gemäß einem dezentralen Marketingansatz über drei Business Center.

Unsere britische Tochter Hannover Life Re UK in Virginia Water/London ist für die klassische Rückversicherungsakquisition zuständig. Sie übernimmt das konventionelle Risikogeschäft – Mortalität und Critical Illness – in enger Kooperation mit der irischen Schwestergesellschaft Hannover Life Re Ireland in Dublin. Zugleich ist die Gesellschaft im Bancassurance-Bereich engagiert und administriert seit vielen Jahren für eine große britische Bank einen Bestand an kleineren Rentenpolicen.

Zusätzlich agiert die Hannover Life Re International, Hannover, im britischen Markt als spezialisierter Rückversicherer für Vorzugsrenten. In dieser Sparte haben wir im Berichtsjahr eine spürbare Belebung erfahren dank einer Großkundenverbindung, die wir im Herbst 2004 etablieren konnten.

Hohes Prämienwachstum in Großbritannien

Insgesamt stieg die gebuchte Bruttoprämie in Großbritannien gegenüber dem Vorjahr um 45,6 % auf 535,4 Mio. EUR (367,8 Mio. EUR), davon entfallen 183,4 Mio. EUR auf die Hannover Life Re UK und 352,0 Mio. EUR auf die Hannover Life Re Ireland sowie die Hannover Life Re International. Damit ist Großbritannien vor Deutschland, Frankreich und Italien unser bedeutendster Lebensmarkt in Europa.

Das Risikoergebnis für Mortalität und Critical Illness ist im Berichtsjahr erfreulich. Der Auslauf des Vorzugsrentenbestandes eines früheren Großkunden wird von uns kontinuierlich verfolgt; die Analysen zeigen eine planmäßige, solvente Abwicklung des Rentenbestandes mit über 20.000 Policen.

Das operative Ergebnis (EBIT) der Hannover Life Re UK erreichte 13,5 Mio. EUR (10,2 Mio. EUR) – dies entspricht einer EBIT-Rendite von 19,1 % auf die verdiente Nettoprämie. Das Ergebnis nach Steuern liegt bei 9,2 Mio. EUR (7,0 Mio. EUR).

Irland

Ergebnisse in Irland besser als erwartet

Unsere irische Tochter Hannover Life Re Ireland zeichnet weltweites Vertragsgeschäft, im Wesentlichen jedoch aus den USA, Großbritannien, Kanada und Südafrika. Sie nutzt bei vollem Risikotransfer die steuerlichen und sonstigen Vorteile des Standorts Dublin, um für unsere Zedenten attraktive, maßgeschneiderte Rückversicherungslösungen zu konzipieren.

Die Ergebnisse der Hannover Life Re Ireland stellen sich im Berichtsjahr besser dar als erwartet. Die Bruttoprämie wuchs um 43,7 % auf 498,6 Mio. EUR (346,9 Mio. EUR), die verdiente Nettoprämie beläuft sich auf 455,7 Mio. EUR (291,0 Mio. EUR).

Das operative Ergebnis (EBIT) liegt mit 15,0 Mio. EUR auf der Höhe des Vorjahreswertes. Der Jahresüberschuss beträgt 13,3 Mio. EUR (10,5 Mio. EUR).

Zur langfristigen Stärkung der Kapitalbasis wurde das eingezahlte Eigenkapital der Hannover Life Re Ireland im Dezember 2005 durch die Hannover Rück um 65 Mio. EUR erhöht.

Frankreich, Italien, Spanien und arabische Länder

In den romanischen Ländern sind wir über unsere Niederlassung in Paris und die Servicebüros in Mailand und Madrid aktiv, und zwar vorwiegend in den Bereichen Bancassurance und Pensionsfonds. Daneben fokussieren wir uns auf die Distribution über Makler und Finanzberater.

Unsere Pariser Niederlassung ist zudem für die Märkte des Nahen Ostens und Arabiens sowie für das frankofone Kanada zuständig.

Das Bruttoprämienvolumen aus dieser Region beläuft sich auf 180,3 Mio. EUR (204,8 Mio. EUR). Die Ergebnissituation ist weiterhin sehr erfreulich.

Skandinavien, Israel und die Märkte des zentralen Osteuropas

Unsere Niederlassung in Stockholm, die sich auf das risikoorientierte Einzel- und Gruppenlebensgeschäft sowie Bancassurance-Verbindungen konzentriert, trägt die Verantwortung für diese Märkte. Daneben übernimmt sie die Finanzierung von Abschlusskosten für die Tochtergesellschaften einer großen schwedischen Versicherungsgruppe.

Die Bruttoprämie aus dieser Region liegt mit 40,8 Mio. EUR auf Vorjahresniveau. Der Hauptanteil des Geschäfts entfällt mit 20,9 Mio. EUR auf schwedische Zedenten, gefolgt von Norwegen (10,3 Mio. EUR) und Israel (6,3 Mio. EUR). Unsere Stellung im finnischen Markt sowie in den baltischen Ländern konnten wir verstärken.

Der Risikoverlauf war im Berichtsjahr wiederum erfreulich; die abgeschlossenen Finanzierungsverträge zeigten die projizierte positive Entwicklung.

Nordamerika

Den nordamerikanischen Markt betreut unsere Tochter Hannover Life Re America in Orlando, Florida. Sie ist fokussiert auf die Übernahme von Lebensportefeuilles (so genannte Block Assumption Transactions), das Krankengeschäft für Senioren (so genannte Medicare-Supplement-Deckungen) und fakultative Risiken lateinamerikanischer Herkunft. Zusätzlich zeichnet das Büro auf Long Island/New York spezielles Gruppengeschäft.

Im Bereich der Einzelrisikolebensversicherungen, der für den Großteil unserer Konkurrenten das wesentliche Aktionsfeld im US-amerikanischen Markt darstellt, sind wir nach wie vor nur sehr selektiv vertreten.

Die Bruttoprämie betrug im Berichtsjahr 495,0 Mio. EUR – ein leichter Rückgang um 3,6 % gegenüber dem Vorjahr (513,3 Mio. EUR). Die verdiente Nettoprämie reduzierte sich ebenfalls leicht auf 217,5 Mio. EUR (228,0 Mio. EUR).

Die Ertragssituation ist differenziert zu betrachten: Während die Lebens-Blockübernahmen und die lateinamerikanischen Risiken sehr gute Resultate zeigten, litten die Senioren-Krankendeckungen unter dem gestiegenen Wettbewerb im US-amerikanischen Markt. Die Gewinnmarge dieser Verträge ist leicht zurückgegangen, liegt allerdings noch auf einem befriedigenden Niveau.

Auch bei der Hannover Life Re America sind die Ergebnisse im Berichtsjahr besser als erwartet ausgefallen. Das operative Ergebnis (EBIT) liegt bei 17,4 Mio. EUR (17,8 Mio. EUR), das Nachsteuerergebnis konnte auf 10,5 Mio. EUR (10,2 Mio. EUR) gesteigert werden.

Lebens-Blockübernahmen zeigen sehr gute Ergebnisse

Sonstige internationale Märkte

Afrika

Unsere Tochtergesellschaft Hannover Life Re Africa mit Sitz in Johannesburg und einer Niederlassung in Kapstadt zeichnet vorwiegend risikoorientiertes Geschäft der Sparten Leben, Critical Illness und Invalidität in Südafrika und einigen Märkten des anglofonen Afrikas.

Nach dem planmäßigen Ausstieg aus dem südafrikanischen Krankengeschäft im vergangenen Jahr haben wir das Portefeuille in der Sparte Leben – vorwiegend Individualleben – und Critical Illness weiter optimiert.

Die Bruttoprämie reduzierte sich um 7,8 % auf 93,9 Mio. EUR (100,7 Mio. EUR). Bei einem guten versicherungstechnischen Verlauf ergab sich ein stark erhöhtes operatives Ergebnis (EBIT) in Höhe von 4,0 Mio. EUR (1,5 Mio. EUR).

Asien

Die asiatischen Märkte werden nach wie vor durch unsere Lebensniederlassungen in Kuala Lumpur, zuständig für die ASEAN-Märkte, und in Hongkong, zuständig für den chinesischsprachigen Wirtschaftsraum sowie für Japan und Korea, betreut. Es wird im Wesentlichen risikoorientiertes Geschäft der Sparten Leben und Critical Illness gezeichnet.

Wir konnten unsere Position besonders im chinesischsprachigen Wirtschaftsraum und in Korea ausbauen. China trägt erstmals mehr als 10 Mio. EUR zum Prämienaufkommen bei, und in Korea konnten wir die ersten substanziellen Beteiligungen bei marktführenden Unternehmen zeichnen.

Die Bruttoprämie stieg um 19,7 % auf 61,3 Mio. EUR (51,2 Mio. EUR), der versicherungstechnische Verlauf war in allen Märkten gut.

Australien und Neuseeland

Unsere Tochtergesellschaft Hannover Life Re Australasia in Sydney ist verantwortlich für die Zeichnungen in Australasien – d. h., für die Märkte Australien, Neuseeland und Ozeanien. Sie nimmt in dieser Region seit vielen Jahren die Rolle des Marktführers ein.

Tochtergesellschaft Hannover Life Re Australasia Marktführer in Australien, Neuseeland und Ozeanien

Neben dem risikoorientierten Rückversicherungsgeschäft in den Sparten Leben, Critical Illness und Invaliditätsrenten hat sich die Gesellschaft eine besondere Expertise in der Übernahme, Administration und dem Schadenmanagement von Gruppendeckungen erarbeitet. Sie zeichnet dieses Geschäft in enger Kooperation mit Treuhändern der betrieblichen Pensionsfonds in Australien.

Die Bruttoprämie erhöhte sich gegenüber dem Vorjahr auf 270,9 Mio. EUR, nach 240,7 Mio. EUR. Der Ergebnisverlauf stellte sich besser als erwartet dar: Das operative Ergebnis (EBIT) stieg von 13,8 Mio. EUR auf 19,6 Mio. EUR. Das Nachsteuerergebnis erreichte 11,1 Mio. EUR.

Experten prognostizieren auf Grund der steigenden Wassertemperatur im Golf von Mexiko eine höhere Intensität der Wirbelstürme, schließlich beziehen Hurrikane ihre Energie aus dem warmen Oberflächenwasser der Meere. Dadurch ändert sich auch das Gefährdungspotenzial für Bohrinseln. Um an die Ölreserven im Golf von Mexiko zu gelangen, wird in immer größeren Tiefen gebohrt. Zwar sind deshalb die Baustandards dieser neueren, teureren Technologie besser auf Wirbelstürme auch höherer Intensität abgestellt; die Fördermengen sind allerdings auch deutlich umfangreicher als bei landnahen alten Installationen. Das bedeutet: Sollte es zu Beeinträchtigungen durch Wirbelstürme kommen, übertreffen die Verluste durch eine Betriebsunterbrechung die Sachschäden unter Umständen um ein Vielfaches.









Finanz-Rückversicherung

Die Finanz-Rückversicherung unterscheidet sich von der traditionellen Schaden-Rückversicherung im Wesentlichen durch die Art des Rückversicherungsbedarfs der jeweiligen Kunden: Während es bei der Schaden-Rückversicherung nur um den uneingeschränkten Risikotransfer zwischen Erst- und Rückversicherer im Rahmen eines einzelnen Portefeuilles oder von Sparten geht, existiert in der Finanz-Rückversicherung zusätzlich ein Finanzierungselement neben dem Risikotransfer; es steht damit die Optimierung der bilanziellen Gesamtposition des Zedenten im Vordergrund. Diese meist sehr individuellen Anforderungen münden in speziell auf den jeweiligen Kunden zugeschnittenen Lösungen.

Nachfrage in Finanz-Rückversicherung verbessert sich wieder

Für das Underwriting der Risiken nutzt die Finanz-Rückversicherung jedoch die gleichen aktuariellen Modelle und Vertragsformen wie die traditionelle Schaden-Rückversicherung; deshalb ist sie bei vielen Rückversicherern organisatorisch auch dort angesiedelt. Die Hannover Rück hingegen betreibt die Finanz-Rückversicherung als ein separates Geschäftsfeld, das unter der Marke Hannover Re Advanced Solutions etabliert ist. Dadurch möchten wir für unsere Kunden und Aktionäre die bestmögliche Transparenz schaffen.

Nachdem das Prämienvolumen in den ersten Quartalen – insbesondere in den USA – noch rückläufig war, entwickelten sich im vierten Quartal Kapital ersetzende proportionale Quotenverträge, so genannte Surplus-Relief-Verträge, zu einem ausgesprochenen Wachstumsmotor. Da infolge der Hurrikane der Markt wieder härter und die Wachstumschancen wieder besser wurden, stieg bei vielen kleineren und mittleren Versicherern in den USA die Nachfrage nach unseren Produkten. Während zu Beginn des Jahres die höheren Solvenzmargen vieler Erst- und Rückversicherer – auf Grund verbesserter Eigenkapitalpositionen – noch die Nachfrage nach den solvabilitätsstabilisierenden Produkten reduzierten, kehrte sich das Bild nun um: Für viele Kunden ohne Zugang zum Kapitalmarkt ist die Finanz-Rückversicherung der optimale Weg, die Geschäftschancen des Jahres 2006 nutzen zu können.

Auch außerhalb der USA war im Berichtsjahr wiederum eine gute Nachfrage zu verzeichnen. Ein nach wie vor wichtiges Thema, das auch bei uns für Neugeschäft sorgte, war die fortschreitende Vorbereitung der europäischen Erstversicherer auf die IFRS-Rechnungslegung (International Financial Reporting Standards). Im ersten Jahr der Einführung – für viele Unternehmen, wie auch für die Hannover Rück, ist dies das Geschäftsjahr 2005 – führen diese neuen Standards zu einer erhöhten Ergebnisvolatilität in den Bilanzen der Zedenten. Die Bildung von Schwankungsrückstellungen – die beispielsweise nach deutscher Rechnungslegungsvorschrift zum Ausgleich der Volatilität der Jahresergebnisse Pflicht ist – ist nach IFRS nicht erlaubt. Daraus leitet sich ein höherer Eigenkapitalbedarf ab, der bereits heute die Diskussion über und die Nachfrage nach sinnvol-

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2005	+/- Vorjahr	2004	2003[1]	2002[1]	2001[1]
Gebuchte Bruttoprämie	924,1	-21,9 %	1 183,3	1 632,7	1 242,6	1 740,6
Verdiente Nettoprämie	833,8	-30,9 %	1 206,1	1 563,4	1 211,0	1 280,4
Kapitalanlageergebnis	234,7	-31,4 %	342,2	438,3	357,2	358,0
Operatives Ergebnis (EBIT)	76,8	-37,7 %	123,3	148,2	47,8	65,7
Konzernüberschuss	49,4	-44,4 %	88,9	99,1	39,7	45,6
Ergebnis je Aktie in EUR	0,41		0,74	0,90	0,41	0,47
Selbstbehalt	90,6 %		93,3 %	94,3 %	95,2 %	76,4 %
EBIT-Rendite[2]	9,2 %		10,2 %	9,5 %	4,0 %	5,1 %

[1] *Auf US GAAP-Basis*
[2] *Operatives Ergebnis/verdiente Nettoprämie*

len Lösungen der Finanz-Rückversicherung belebt. Konkret konnten wir außerhalb der USA, vor allem in Europa aber auch in Asien und Lateinamerika, unser Geschäft wieder profitabel ausweiten.

Im Berichtsjahr gingen die Untersuchungen des New Yorker Generalstaatsanwalts, der amerikanischen Börsenaufsicht (SEC) und anderer Aufsichtsbehörden weiter. Auch die Hannover Rück wurde in einigen Fällen durch Auskunftsersuche um Mitarbeit gebeten, denen wir ausnahmslos freiwillig nachgekommen sind. In allen Fällen wurden wir lediglich als Zeugen, nicht als Beschuldigte geladen. Unseren Kunden gegenüber haben wir dabei stets deutlich gemacht, dass wir in keinen der von der Generalstaatsanwaltschaft thematisierten potenziellen Problembereiche, wie beispielsweise Nebenabreden oder Rückdatierungen von Verträgen, involviert waren bzw. sind. Unsere Zeichnungsrichtlinien setzen hier einen sehr engen Rahmen und schließen solche Vorgänge grundsätzlich aus. Diesen internen Anforderungen, die wir kontinuierlich erweitern und verfeinern, kommen wir auch in Zukunft nach. Darüber hinaus überprüft seit April 2005 ein von der Underwriting-Entscheidung unabhängiges internes Compliance Committee sämtliche Zeichnungen und sichert so zusätzlich die Reputation unseres Unternehmens.

Im Bereich der klassischen Finanz-Rückversicherungslösungen sind wir einer der drei größten Anbieter der Welt. Der Markenname Hannover Re Advanced Solutions verkörpert unsere Expertise für individuell auf den Zedenten zugeschnittene Lösungen. Unsere große Erfahrung, technische Expertise und nicht zuletzt unser nachweisbarer finanzieller Geschäftserfolg führen dazu, dass wir in den USA, unserem mit Abstand größten Markt, viele langjährige Kundenbeziehungen haben. Wir arbeiten mit großen und spezialisierten Maklerhäusern zusammen, mit denen wir ebenfalls enge Beziehungen unterhalten.

Unsere Geschäftskontakte in Großbritannien unterhalten wir vorwiegend mit Lloyd's-Syndikaten und in London ansässigen Maklerbüros. Den deutschen Markt betreut unsere Tochtergesellschaft E+S Rück. Im übrigen Europa konnten wir unseren Bekanntheitsgrad durch gezieltes Marketing deutlich steigern, insbesondere in den Staaten Osteuropas. In Australien war hingegen nach wie vor eine gewisse Zurückhaltung zu spüren, die noch immer auf die Insolvenz eines großen australischen Erstversicherers zurückzuführen ist, dessen Finanz-Rückversicherungsgeschäfte in die Kritik geraten waren. In den asiatischen Märkten konnten wir uneingeschränkt Fortschritte erzielen, die sich auch in neuen Verträgen in China, Korea und Kasachstan zeigten. Auch in Lateinamerika verzeichneten wir – insbesondere in den Märkten Venezuelas, Ecuadors und Mexikos – Zuwächse.

Geografische Verteilung der Finanz-Rückversicherung in % der Bruttoprämie



Restliches Europa (15)
Asien (2)
Deutschland (31)
Nordamerika (52)

Größere Nachfrage nach Deckungen mit höherem Risikotransfer

Zu beobachten war im Markt eine größere Nachfrage nach Deckungen, die einen höheren Risikotransfer erlauben. Dies war eine der Folgen der offen ausgetragenen kritischen Diskussion um den Mindestrisikotransfer von Rückversicherungsverträgen. Wir betrachteten diese Situation als Chance für die Hannover Rück. Durch die gruppeninterne Kooperation über die Geschäftsfelder hinweg sind wir in der Lage, die adäquate Risikoprämie je nach Risikogehalt des Geschäfts genau zu kalkulieren. Die Bewertungsinstrumente der Hannover Rück-Gruppe werden von allen Underwritern der Geschäftsfelder Finanz-Rückversicherung und Schaden-Rückversicherung konsistent genutzt. Dies stellt für uns einen Wettbewerbsvorteil dar, der uns weitere Marktpotenziale erschließt.

Die irischen Gesellschaften

Wir zeichnen unser Finanz-Rückversicherungsgeschäft vornehmlich über unsere drei irischen Gesellschaften, die mit starker Kapitalisierung, guten Ratings und hoher Expertise aufwarten können. Aber auch in Deutschland zeichnen wir Finanz-Rückversicherungsgeschäft. Spürbar positiv auf unsere Marktposition hat sich die Vergrößerung unseres Portefeuilles durch die Einbindung der Hannover Re (Dublin) Ltd. ausgewirkt. Im November 2005 hat die Hannover Re Ireland die E+S Re Ireland erworben, sodass jetzt alle drei Rückversicherungsgesellschaften in Irland zu 100 Prozent der Hannover Rück-Gruppe angehören. Mittelfristig wollen wir durch Zusammenlegung der Gesellschaften die Struktur in Irland weiter vereinfachen.

Großschäden waren im Berichtsjahr durch Hurrikane in den USA zu verzeichnen, die auch das Geschäftsfeld Finanz-Rückversicherung im zweistelligen Millionen-Euro-Bereich belasteten. Der Mehrjahrescharakter der betroffenen Rückversicherungsverträge lässt jedoch die Hoffnung zu, dass wir über die in den folgenden Jahren weiterhin anfallende Prämie einen Teil der Schäden zurückverdienen können.

Zufrieden stellendes Ergebnis in der Finanz-Rückversicherung

Insgesamt blicken wir in der Finanz-Rückversicherung auf ein zufrieden stellendes Geschäftsjahr zurück. Auf Grund der Nachfrageunsicherheit in den USA, insbesondere im ersten Halbjahr, sank unsere gebuchte Bruttoprämie allerdings kräftig um 21,9 % auf 924,1 Mio. EUR (1.183,3 Mio. EUR); ein weiterer Faktor war die Kündigung eines Großvertrages durch einen langjährigen Kunden. Währungskurseffekte wirkten sich mit 0,1 % nur geringfügig unterstützend aus. Die verdiente Nettoprämie sank noch deutlicher um 30,9 % auf 833,8 Mio. EUR (1.206,1 Mio. EUR). Der Selbstbehalt ging leicht auf 90,6 % (93,3 %) zurück. Das operative Ergebnis (EBIT) reduzierte sich auf Grund der stark rückläufigen Prämie und der Belastungen aus Großschäden um 37,7 % auf 76,8 Mio. EUR (123,3 Mio. EUR), und auch der Konzernüberschuss konnte im Berichtsjahr mit 49,4 Mio. EUR nicht mit dem Vorjahr mithalten (88,9 Mio. EUR). Dennoch trug das Geschäftsfeld Finanz-Rückversicherung einen Gewinn je Aktie von 0,41 EUR zum Konzernergebnis bei (0,74 EUR).

Specialty Insurance

Als Specialty Insurance bezeichnen wir eine Form der Erstversicherung, die auf eng definierte, homogene Portefeuilles im Nischen- oder sonstigen Nichtstandardgeschäft spezialisiert ist und die typischerweise nicht oder nicht ausreichend von traditionellen Versicherern angeboten wird. Dabei sind wesentliche Aspekte des Geschäfts – von der Akquisition über das Ausstellen der Policen und das Prämieninkasso bis hin zur Schadenregulierung – in der Regel ausgegliedert und werden von spezialisierten Zeichnungsagenturen, so genannten Managing General Agents (MGAs) oder Third-Party Administrators (TPAs), wahrgenommen.

Die Hannover Rück betreibt ihr Geschäftsfeld Specialty Insurance im Wesentlichen über vier Tochtergesellschaften: Den mit Abstand größten Teil des Geschäfts zeichnet die amerikanische Clarendon Insurance Group, Inc., New York. Darüber hinaus sind wir prominent im Markt durch die ebenfalls in den USA ansässige Insurance Corporation of Hannover (ICH), Chicago, die britische International Insurance Company of Hannover Ltd. (Inter Hannover) in Bracknell/Berkshire und die südafrikanische Compass Insurance Company Ltd., Johannesburg, vertreten.

Im amerikanischen Erstversicherungsmarkt gaben die Raten im Berichtsjahr im Schnitt etwas nach, während sie sich in den anderen Märkten stabil zeigten. Die Vertragskonditionen konnten auf dem für Versicherer zurzeit sehr attraktiven Niveau gehalten werden. In Kalifornien reduzierten die Reformen in der Arbeitsunfallversicherung seit Mitte 2004 die Kosten der Versicherer deutlich, ohne dass die Prämienbasis im gleichen Maße erodierte. Auf diese Weise hat die Sparte im Berichtsjahr an Profitabilität gewonnen. Ähnliche Reformpläne für den Arbeitsunfallmarkt

kündigte im November 2005 der Staat New York an. Die Vorschläge des US-Kongresses zur Neuauslegung des Schadenersatzrechts, die unter anderem darauf zielten, den Strafschadenersatz („Punitive Damages") zu beschränken und Sammelklagen von örtlichen Gerichten in Bundesgerichte zu verlegen, wurden dagegen im Juli vom US-Senat abgelehnt.

Kennzahlen zur Specialty Insurance

in Mio. EUR	2005	+/- Vorjahr	2004	2003[1]	2002[1]	2001[1]
Gebuchte Bruttoprämie	1 774,1	-16,4 %	2 121,1	2 646,7	2 729,1	2 457,4
Verdiente Nettoprämie	743,3	-22,2 %	955,1	1 155,9	832,9	486,1
Versicherungstechnisches Ergebnis	-27,4	-81,3 %	-146,2	20,0	51,9	40,1
Kapitalanlageergebnis	58,0	+54,5 %	37,5	60,4	46,9	29,6
Operatives Ergebnis (EBIT)	-12,6	-91,1 %	-141,5	57,1	69,0	33,6
Konzernüberschuss/-fehlbetrag	-2,4	-97,3 %	-90,7	42,2	43,3	17,8
Ergebnis je Aktie in EUR	-0,02		-0,75	0,39	0,45	0,18
Selbstbehalt	40,1 %		40,6 %	46,4 %	37,8 %	27,4 %
Kombinierte Schaden-/Kostenquote	103,7 %		115,3 %	98,3 %	93,8 %	91,7 %

[1] *Auf US GAAP-Basis*

Clarendon Insurance Group

Die Clarendon – sie ist in allen Bundesstaaten der USA zugelassen – zählt dort zu den wenigen Gesellschaften, die sich ausschließlich auf Specialty Insurance konzentrieren, und ist in diesem 25-Milliarden-Dollar-Markt führend. Die Zeichnung der Verträge erfolgt über rund 50 mit der Clarendon verbundene Zeichnungsagenturen. Ein Schwerpunkt liegt auf schwer platzierbaren Risiken, deren Zeichnungskriterien nicht auf den Standardmarkt zugeschnitten sind. Allerdings haben wir im momentan attraktiven Marktumfeld auch Standardgeschäft auf opportunistischer Basis erneuert, wie beispielsweise Arbeitsunfalldeckungen.

Auch im Berichtsjahr verfolgte die Clarendon die Sanierung ihres Portefeuilles und andere Umstrukturierungsmaßnahmen erfolgreich weiter. Zwar fielen durch die Einführung neuer IT-Systeme unvorhergesehene Kosten an, und auch die Abwicklung von mehr als 200 alten, nicht ausreichend profitablen Programmen verlief kostenintensiver als ursprünglich erwartet. Andererseits entwickelte sich jedoch das Neugeschäft sehr vorteilhaft und erzielte zumeist EBIT-Renditen, die deutlich über der Mindestanforderung von 10 % lagen.

Nach dem katastrophalen Schadenverlauf des Vorjahres litt auch das Berichtsjahr unter einigen wenigen, dafür aber sehr schadenintensiven Großschäden. Insgesamt schmälerten die drei Hurrikane „Katrina", „Rita" und „Wilma" das Ergebnis um eine Netto-Großschadenlast von 40,3 Mio. EUR. Deutlich entlastend wirkte sich hier jedoch die nach den Hurrikanen des Vorjahres abgeschlossene proportionale Rückversicherung aus: Der Nettoschaden aus den Stürmen des Jahres 2004 hatte damals noch 90,0 Mio. EUR betragen. Unser Risikomanagement hat sich also im Berichtsjahr bewährt.

Gebuchte Bruttoprämie der Clarendon nach Sparten (vor Konsolidierung) in %


Transport (9)
Kranken (3)
Sach (12)
Haftpflicht (44)
Kfz-Haftpflicht (32)

Im Januar 2006 bestätigte die für das US-Geschäft wichtige Ratingagentur A.M. Best ihr Rating der Kategorie „excellent" („A-"); dies ist eine gute Ausgangsbasis für eine erfolgreiche zukünftige Geschäftspolitik.

Im Februar 2006 wurden die nächsten Schritte der Restrukturierung innerhalb des Geschäftsfelds Specialty Insurance vollzogen: Mit der Gründung einer neuen Gesellschaft, der Praetorian Financial Group, Inc., setzt sich die Separierung des fortlaufenden Geschäfts nun auch gesellschaftsrechtlich fort. Während die beiden operativen Gesellschaften Insurance Corporation of Hannover (ICH) und Redland Insurance Company innerhalb der Praetorian das Specialty-Geschäft der Clarendon betreiben, erfolgt bei der Clarendon National Insurance Company eine professionelle Betreuung des nicht erneuerten Geschäfts.

Nach deutlichen Verlusten im Vorjahr konnte die Clarendon im Berichtsjahr bessere Zahlen vorlegen: Die Bruttoprämie ist auf Grund der fortschreitenden Fokussierung auf profitables Geschäft erneut um 20,6 % auf 1,4 Mrd. EUR (1,8 Mrd. EUR) gesunken. Damit konnte das laufende Geschäft die Mehrkosten aus den zahlreichen Investitionen in die Infrastruktur sowie die Belastungen aus den Hurrikanen nicht vollständig kompensieren. Insgesamt konnte die Clarendon im Berichtsjahr jedoch noch ein nahezu ausgeglichenes Ergebnis erzielen.

International Insurance Company of Hannover

Ergebnis des Geschäftsfeldes Specialty Insurance deutlich verbessert

Das Geschäft der Inter Hannover war im Berichtsjahr in deren Hauptmärkten Großbritannien, Irland, Skandinavien, Frankreich und Deutschland von Ratenverschlechterungen auf dem englischen Kraftfahrt- und Haftpflichtmarkt geprägt. Die Prämie im Bereich Specialty Insurance konnte jedoch deutlich zulegen, da die Gesellschaft durch die Zusammenarbeit mit mehreren neu gegründeten Zeichnungsagenturen ihre Marktpräsenz ausbauen konnte. Neue Kooperationen wurden mit Zeichnungsagenturen in Norwegen und Deutschland eingegangen. Die Inter Hannover erzielte eine Bruttoprämie von 279,5 Mio. EUR (258,4 Mio. EUR) und einen Jahresüberschuss von 4,1 Mio. EUR (5,0 Mio. EUR).

Compass Insurance Company

Unsere südafrikanische Tochtergesellschaft Compass hat im Berichtsjahr erfolgreich neue Geschäftsbeziehungen aufgebaut: Sie gewann drei neue Zeichnungsagenturen hinzu und steigerte dementsprechend ihr Prämienvolumen. Die Bruttoprämie stieg auf 45,0 Mio. EUR (40,0 Mio. EUR), das Ergebnis nach Steuern betrug 1,1 Mio. EUR (1,4 Mio. EUR).

Insgesamt ging die Bruttoprämie aller im Bereich Specialty Insurance tätigen Gesellschaften im Berichtsjahr um 16,4 % auf 1,8 Mrd. EUR zurück (2,1 Mrd. EUR).

Auf Grund der erneut hohen Belastung durch Großschäden und Kosten im Zusammenhang mit der Neuausrichtung der Clarendon war für das Geschäftsfeld Specialty Insurance ein Fehlbetrag in Höhe von 2,4 Mio. EUR auszuweisen (-90,7 Mio. EUR). Dies entspricht -0,02 EUR je Aktie (-0,75 EUR).

Kapitalanlagen

Die europäischen und japanischen Aktienmärkte haben im Berichtsjahr mit einer sehr positiven Entwicklung den amerikanischen Leitmarkt überflügelt: Während der Dax um 27,1 %, der EuroStoxx50 um 21,3 % und der Nikkei um 40,2 % zulegen konnten, enttäuschte der US-

Leitmarkt, gemessen am breiten S&P 500 Index, mit einem Plus von nur 2,9 %. Der engere US-amerikanische Blue-Chip-Index Dow Jones Industrial entwickelte sich mit -0,7 % sogar negativ.

Wiederum prägte das Thema Zinserhöhungen die Erwartungen der Teilnehmer an den Rentenmärkten. Der US-Leitzins wurde seit Jahresbeginn insgesamt achtmal um jeweils 25 Basispunkte auf schließlich 4,25 % angehoben. Die Renditen zehnjähriger US-Anleihen notierten im Jahresverlauf größtenteils in einer Spanne zwischen 4,0 % und 4,5 % und schlossen das Jahr bei 4,4 %.

Kapitalanlagen

in Mrd. EUR


30
25
20
15
10
5
0
19 278
7 151
12 127
20 306
7 597
12 709
22 031
7 665
14 366
25 168
9 184
15 984
27 526
8 447
19 079
2001[1)]
2002[1)]
2003[1)]
2004
2005
Selbst verwaltete Kapitalanlagen
Depotforderungen

[1)] 2001–2003 auf US GAAP-Basis

Der europäische Rentenmarkt koppelte sich temporär von den US-amerikanischen Vorgaben ab und entwickelte sich bis ins dritte Quartal hinein besser als die US-Staatsanleihen. Europäische Anleihen mit einer Laufzeit von zehn Jahren fielen im Jahresverlauf auf einen Renditetiefststand von 3,0 %, erholten sich jedoch auf ein Jahresendniveau von 3,3 %. Der Renditeabstand zwischen zehnjährigen Staatsanleihen aus den USA und Europa betrug zum Jahresende somit 105 Basispunkte.

Am Devisenmarkt profitierten die Marktteilnehmer im Jahresverlauf 2005 verstärkt von dem Zinsvorteil der USA gegenüber der Eurozone und Japan, sodass der US-Dollar eine spürbare Aufwertung erfuhr. Yen und Euro verloren je rund 13 % ihres Werts gegenüber dem Greenback. Der Euro schloss das Jahr 2005 mit 1,1834 US-Dollar.

Die Hannover Rück nutzte die positive Entwicklung an den Aktienmärkten für Gewinnrealisierungen und taktische Neupositionierungen, sodass sich unsere Aktienquote mit 6,4 % leicht gegenüber dem Vorjahr reduzierte.

Im Rahmen unseres Asset-Liability-Managements wird die Währungsverteilung der Kapitalanlagen durch den Verlauf der versicherungstechnischen Bilanzpositionen auf der Passivseite bestimmt. Hierdurch erreichen wir eine weitgehende Kongruenz der Währungen zwischen der Aktiv- und Passivseite, sodass sich die Auswirkungen der Währungskursschwankungen in einem überschaubaren Rahmen halten. Wir haben zum Jahresende 48,4 % unserer Kapitalanlagen in US-Dollar, 35,6 % in Euro und 6,1 % in Britischen Pfund gehalten.

Trotz gesunkener Durchschnittsrenditen Netto-Kapitalanlageergebnis um 4 % verbessert

Trotz unserer leicht defensiven Ausrichtung des Bondportefeuilles liegen wir mit unserem Ergebnis im Plan. Dank des starken Mittelzuflusses aus der Versicherungstechnik stiegen unsere selbst verwalteten Kapitalanlagen auf 19,1 Mrd. EUR (16,0 Mrd. EUR) an. Dadurch konnten die gesunkenen Durchschnittsrenditen kompensiert werden, sodass die ordentlichen Kapitalanlageerträge mit 671,8 Mio. EUR leicht über dem Niveau des Vorjahres (604,5 Mio. EUR) lagen.

Depotzinserträge und -aufwendungen trugen zum Kapitalanlageergebnis saldiert mit 343,1 Mio. EUR (382,1 Mio. EUR) bei. Aus dem Abgang von Kapitalanlagen wurden im Berichtszeitraum Gewinne von insgesamt 272,2 Mio. EUR erwirtschaftet. Dem standen Verluste in Höhe von 110,0 Mio. EUR gegenüber. Im Vergleich zum Vorjahr bedeutet dies einen leicht verminderten positiven Saldo von 162,2 Mio. EUR. Das Netto-Kapitalanlageergebnis verbesserte sich gegenüber der Vergleichsperiode um 4,1 % auf 1.123,7 Mio. EUR (1.079,9 Mio. EUR).

Wir haben die Laufzeit unserer festverzinslichen Wertpapiere wie in den Vorjahren aktiv gesteuert und dadurch unsere Erträge optimiert aber auch unser Eigenkapital geschützt. Zum Ende des ersten Quartals hatten wir die modifi-

Aktienbestand leicht rückläufig

zierte Duration unseres Bondportefeuilles auf 3,6 erhöht und diesen Wert zum September weiter auf 3,9 angehoben. Zum 31. Dezember 2005 steht er bei 4,1 (3,2).

Der Bestand an festverzinslichen Wertpapieren betrug zum 31. Dezember 2005 15,7 Mrd. EUR (13,0 Mrd. EUR); dies entspricht einer Steigerung von 20,6 %. Den Renditerückgang im Eurobereich haben wir genutzt, um im Bondportefeuille Kursgewinne im Saldo von 44,2 Mio. EUR (83,0 Mio. EUR) zu realisieren. Angesichts des niedrigen Zinsniveaus sowie der geringen Renditevorteile von Unternehmensanleihen gegenüber Staatsanleihen haben wir besonderen Wert auf hohe Bonität gelegt. Bei den Unternehmensanleihen fand folglich kein wesentlicher Bestandsaufbau statt. Bevorzugte Anlageklassen in Europa waren hingegen Staatsanleihen und Jumbo-Pfandbriefe. Neuanlagen wurden hauptsächlich im kurz- bis mittelfristigen Bereich getätigt. Die unrealisierten Kursgewinne der festverzinslichen Wertpapiere belaufen sich auf 56,2 Mio. EUR nach 156,8 Mio. EUR im Vorjahr.

Zusammensetzung der Kapitalanlagen in %


Sonstige (4)
Immobilien (1)
Aktien (6)
Kurzfristige Anlagen und Barmittel (7)
Festverzinsliche Wertpapiere (82)

Die Qualität der Anleihen, gemessen am Durchschnittsrating der Kapitalanlagen, wurde auf einem konstant hohen Niveau gehalten. Der Anteil von „A" und besser eingestuften Wertpapieren lag mit 91,8 % ungefähr auf dem Vorjahresniveau (93,0 %).

Qualität der festverzinslichen Wertpapiere in %


BBB (5)
< BBB (3)
A (18)
AA (19)
AAA (55)

Zum 31. Dezember 2005 hielten wir 769,8 Mio. EUR in kurzfristigen Kapitalanlagen einschließlich Tages- und Festgelder sowie 465,2 Mio. EUR an laufenden Guthaben. Die Depotforderungen sanken hingegen auf 8,4 Mrd. EUR (9,2 Mrd. EUR).

Angesichts der guten Entwicklung auf den Aktienmärkten haben wir verstärkt Gewinne realisiert. Auf Grund des starken Anstiegs der gesamten Kapitalanlagen sank somit die Aktienquote, obwohl sich der Aktienbestand absolut auf 1.213,3 Mio. EUR (1.100,6 Mio. EUR) erhöhte. Aktienneuinvestitionen wurden überwiegend in indexnahen Anlagen des Euroraumes getätigt. Mittels gezielter Optionsstrategien haben wir Marktvolatilitäten zur Optimierung unseres Portefeuilles genutzt.

In alternative Investments hatten wir im Berichtsjahr 292,7 Mio. EUR angelegt. Von diesen über Jahre hinweg kontinuierlich aufgebauten Investitionen entfallen auf Anlagen in Private-Equity-Fonds 139,2 Mio. EUR, auf Fonds hochverzinslicher Anleihen 62,3 Mio. EUR, auf strukturierte Anlagen in Immobilien 46,5 Mio. EUR und 44,8 Mio. EUR auf CDO-Equity-Tranchen. Der Marktwert des Portefeuilles entwickelte sich positiv.

Personal- und Sozialbericht

Die stetige Orientierung an den Kundenbedürfnissen sowie das Engagement und die Professionalität unserer Mitarbeiter haben die Hannover Rück zu dem gemacht, was sie heute ist: eine der erfolgreichsten Rückversicherungsgruppen weltweit. Qualifikation und Motivation der Mitarbeiter kontinuierlich zu fördern zählt daher zu den wichtigsten Aufgaben der Zukunftssicherung unseres Unternehmens und bildet die Basis unserer Personalpolitik. Um diese in der täglichen Personal- und Führungsarbeit systematisch und nachhaltig umzusetzen, hat der Zentralbereich Human Resources Management auch im Jahr 2005 die Verknüpfung seiner Bereichsstrategie mit dem ganzheitlichen Managementsystem der Hannover Rück, „Performance Excellence" (PE), vorangetrieben. Nach der erfolgreichen Zertifizierung im Jahr 2003 wurde der Zentralbereich im vergangenen Jahr nach dem Modell der European Foundation for Quality Management in einem IBEC-Assessment (IQNet Business Excellence Class) bewertet. Unsere Personalarbeit erhielt damit erneut ein Gütesiegel auf europäischem Niveau von einem unabhängigen, externen Institut.

Unsere Mitarbeiter – Schlüssel zur Wertsteigerung des Unternehmens

Angestellte Mitarbeiter nach Ländern

	2005			2004
Land	**Gesamt**	**davon männlich**	**davon weiblich**	**Gesamt**
Deutschland	857	420	437	826
USA	564	255	309	588
Südafrika	157	71	86	154
Großbritannien	87	43	44	82
Schweden	82	32	50	79
Australien	50	20	30	45
Frankreich	42	20	22	37
Malaysia	32	15	17	30
Irland	28	16	12	33
China	20	8	12	14
Mexiko	19	11	8	19
Bermuda	17	10	7	11
Italien	12	5	7	12
Japan	7	5	2	6
Spanien	6	1	5	9
Kanada	6	1	5	6
Taiwan	2	1	1	2
Korea	1	1	0	1
Gesamt	1 989	935	1 054	1 954

Im Hannover Rück-Konzern waren zum 31. Dezember 2005 1.989 Mitarbeiter (1.954) aus 18 Ländern beschäftigt. Die Fluktuation innerhalb unserer Belegschaft bewegte sich mit 3,2 % (2,3 %) – bezogen auf den durchschnittlichen Personalbestand von 857 Mitarbeitern am Hauptstandort Hannover – weiterhin deutlich unter dem Branchendurchschnitt. Dies ist neben der derzeitigen Arbeitsmarktsituation sicher auch unserer kontinuierlichen und systematischen Personalentwicklung und -führung zu verdanken.

Fluktuation der Mitarbeiter am Standort Hannover


in %
6
5
4
3
2
1
0
3,4
2,7
2,6
2,3
3,2
2001
2002
2003
2004
2005

Ausbau der Personalführungsinstrumente

Durch Kontinuität zeichnet sich auch die Wertschätzung der Hannover Rück als Arbeitgeber aus. Nachdem wir bereits 2004 mit einer standardisierten Befragung erfolgreich am Wettbewerb „Deutschlands beste Arbeitgeber" teilgenommen hatten, fragten wir im Berichtsjahr in einer unternehmensspezifischen Mitarbeiterumfrage noch detaillierter nach, wie unsere Mitarbeiter uns als Arbeitgeber beurteilen. Auch in dieser gezielt auf unser Unternehmen zugeschnittenen Befragung zeigten sich die Mitarbeiter der Hannover Rück insgesamt sehr zufrieden: Neun von zehn Beschäftigten – genau 92 % – betrachten die Hannover Rück als sehr guten Arbeitgeber. Gegenüber der vorherigen, standardisierten Mitarbeiterbefragung ist damit die Gesamtzufriedenheit noch höher. Ungeachtet der insgesamt sehr positiven Ergebnisse haben wir an einigen Stellen Verbesserungs- bzw. Steigerungspotenzial identifiziert. Diese Schwächen haben wir gemeinsam mit dem Betriebsrat analysiert und entsprechende Maßnahmen eingeleitet. So wünschten sich einige Unternehmensbereiche beispielsweise mehr Unterstützung bei der Bewältigung von innerbetrieblichen Konflikten. Da die negativen Konsequenzen ungeklärter Konflikte – z. B. Kosten in Form von verlorener Arbeitszeit oder gebundenen Mitarbeiterenergien – auf der Hand liegen, boten wir noch im Berichtsjahr einen Ausbildungszyklus an, der Führungskräften Know-how in Konfliktmanagement vermittelt.

Hohe Mitarbeiterzufriedenheit

Personalentwicklungsinstrumente – wie Mitarbeitergespräche, Personalentwicklungsworkshops oder weitere interne Seminarangebote – haben wir einer Überprüfung unterzogen. In Rückmeldungen zu verhaltensorientierten Seminaren begrüßten unsere Mitarbeiter das bestehende Seminarangebot, meldeten aber auch weiteren Bedarf an.

Unsere bewährten, viel nachgefragten und uneingeschränkt positiv bewerteten englischsprachigen Kurse (Presentation/Negotiation Techniques) sowie die Seminare zu Zeitmanagement und Gedächtnistraining stehen weiterhin hoch im Kurs.

Um unsere Kundenorientierung kontinuierlich zu verbessern und die internen Prozesse zu verschlanken, wurden im Berichtsjahr die beiden Personalinstrumente Führungsfeedback (Beurteilung der Führungsleistung aus Sicht des unterstellten Mitarbeiters) und 270°-Feedback (Beurteilung der Führungskraft aus Sicht des Vorgesetzten und der Kollegen) zusammengeführt. Mit der neuen, sinnvollen Verbindung dieser Instrumente haben wir zum einen an einer Verbesserung der Führungsleistung gearbeitet und zum anderen zugleich mehr Zeit für den Kunden geschaffen.

Die Nutzung des Intranets als wichtiges Medium zur Information und Kommunikation hat sich in der Hannover Rück längst etabliert. Dies gilt auch für den Intranetauftritt von Human Resources Management, den die Mitarbeiter z. B. zur Information oder Anmeldung zu Seminaren nutzen. Die technischen Neuerungen der letzten Jahre erlauben heute eine sehr vielschichtige Nutzung des Intranets für Personalzwecke.

Wir danken unseren Mitarbeitern für ihre Initiative, ihr Engagement und ihre Leistung. Auch im Berichtsjahr hat unsere Belegschaft mit Begeisterungsfähigkeit und Energie die strategischen Zielsetzungen des Unternehmens verfolgt. Wir danken auch den Vertretern der Arbeitnehmer und der leitenden Angestellten für ihre kritisch-konstruktive Kooperation.

Weitere nichtfinanzielle Leistungsindikatoren

Die Hannover Rück strebt gemäß ihrer Strategie an, einer der drei profitabelsten Rückversicherer weltweit zu sein, sowohl was die Eigenkapitalrendite als auch das jährliche Wachstum des Ergebnisses je Aktie betrifft. Dies stellen wir in Einklang mit unserer gesellschaftlichen Verantwortung. Wir fühlen uns dem Standort Hannover verpflichtet und tragen dem durch eine Stiftung zu Gunsten des Sprengel Museum Hannover Rechnung. Die 1991 aus Anlass des 25-jährigen Bestehens der Hannover Rück gegründete Stiftung hat einen klaren Auftrag: die Förderung der zeitgenössischen Kunst in Hannover durch den Erwerb von Gemälden und Skulpturen für das Sprengel Museum Hannover sowie die Finanzierung begleitender Publikationen und Veranstaltungen. Im Berichtsjahr konnte die Stiftung mit dem Ankauf des Bildes „Bilddreiundzwanzig" von Georg Baselitz dem Museum bereits zum vierten Mal ein Kunstwerk als Dauerleihgabe übergeben.

Vor dem Hintergrund, dass die Rückversicherung von Katastrophenrisiken zu unserem Kerngeschäft zählt, liegt – neben der Analyse derartiger Risiken beispielsweise durch die Kumulkontrolle – einer unserer Schwerpunkte auf einem stetigen Wissenstransfer zwischen Wirtschaft und Forschung, der die Anwendung neuester Erkenntnisse für unser Unternehmen möglich macht. In diesem Zuge unterstützen wir das renommierte Geoforschungsinstitut in Potsdam, das sich mit der systematischen Untersuchung und der Früherkennung von Erdbeben beschäftigt. Darüber hinaus suchen wir laufend den Dialog mit Universitäten, und nicht zuletzt sind unsere Experten gern gesehene Referenten auf Konferenzen und in Hochschulen.

Im Berichtsjahr hat unsere Tochtergesellschaft E+S Rück zum achten Mal in Zusammenarbeit mit der Hochschule für Musik und Theater Hannover ein so genanntes Examenskonzert veranstaltet: Mit der Ausrichtung dieses Konzerts – es spielen jeweils drei bis vier Meisterschüler mit großem Orchester – ermöglicht das Unternehmen jedes Jahr einigen Musikstudenten den Start in eine solistische Laufbahn und bietet zugleich ihren Kunden im Rahmen der Seminarveranstaltung „Hannover Forum" einen musikalischen Höhepunkt. Ohne dieses Engagement der E+S Rück müssten die Meisterschüler bis zu ihrem Examen lange Wartezeiten hinnehmen, da für sie Gelegenheiten, mit großem Orchester zu spielen, sehr rar sind.

Die Hannover Rück genießt eine hohe internationale Reputation. Auch im Berichtsjahr bewerteten Kunden und andere Marktteilnehmer unser Unternehmen wieder sehr positiv: Zum einen wurde unser Vorstandsvorsitzender vom englischen Rückversicherungsmagazin „Reactions" als Vorstandsvorsitzender des Jahres („Chief Executive of the Year") ausgezeichnet, und zum anderen erzielte die Hannover Rück in der Kundenumfrage der amerikanischen Flaspöhler Research Group hervorragende Ergebnisse, nachdem sie bereits im Vorjahr bei der entsprechenden Maklerumfrage zum besten Rückversicherer des US-amerikanischen Marktes gewählt worden war.





Eine Flut an Schäden

Nach der Oderflut 1997 und dem Jahrhunderthochwasser an der Elbe 2002 kam es im vergangenen Jahr abermals zu sintflutartigen Regenfällen, die dieses Mal die Alpenregion trafen. Schäden an privater wie öffentlicher Infrastruktur übertrafen in manchen Regionen alle vergangenen Extremwetterereignisse. Wirtschaft und Wissenschaft sind sich einig, dass in Zukunft Häufigkeit und Intensität solcher Ereignisse zunehmen und damit auch die verursachten Kosten steigen werden. Gesetzliche Rahmenbedingungen, wie etwa das deutsche Hochwasserschutzgesetz, sind ein Schritt auf dem Weg zur Schadensvermeidung und -verminderung, können aber die Übernahme unvermeidlicher Restrisiken durch (Rück-) Versicherer nicht ersetzen.

Risikobericht

Gesamtsystem der Risikoüberwachung und -steuerung

Kontinuierliche Beobachtung erfolgskritischer Größen

Unser Geschäft als international operierender Rückversicherer birgt naturgemäß wirtschaftliche Risiken in sich, die in den einzelnen strategischen Geschäftsfeldern und jeweiligen geografischen Regionen unterschiedlich ausgeprägt sind. Die Übernahme von Risiken sowie das professionelle Management dieses Risikoportefeuilles sind das Kerngeschäft eines Rückversicherungsunternehmens. Unser Risikomanagement basiert auf einer Unternehmensstrategie, die auf eine nachhaltige Steigerung des Unternehmenswertes ausgerichtet ist. Das heißt, dass wir unternehmerische Risiken gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswertes erwarten lassen.

Folgende Elemente kennzeichnen unsere Risikomanagement-Organisation:

- Zentrale Koordination, jedoch dezentrale Risikoverantwortung in den jeweiligen Bereichen.
  - *Dezentrale Risikoverantwortliche* sind originär für die Überwachung der Risiken und der risikopolitischen Maßnahmen innerhalb ihrer jeweiligen Bereiche zuständig.
  - Das *dezentrale Risikocontrolling* aggregiert und steuert auf der Ebene der einzelnen Geschäftsfelder die Einzelrisiken und initiiert im Bedarfsfall geeignete risikoreduzierende Maßnahmen.
  - Das *zentrale Risikocontrolling* steuert den gesamten Prozess und ist zuständig für die geschäftsfeldübergreifende Darstellung der Risikosituation des Unternehmens.
- Kontinuierliche Beobachtung erfolgskritischer Größen, um gravierende Fehlentwicklungen frühzeitig sichtbar zu machen, sodass entsprechende Gegenmaßnahmen eingeleitet werden können.
- Jährliche Risikoinventur, in der alle potenziell bestandsgefährdenden Risiken bzw. Risikokomplexe grundlegend analysiert und quantifiziert werden.
- Dokumentation der wesentlichen Elemente des Risikomanagements in konzernweit gültigen Richtlinien.
- Laufende Kontrolle der Wirksamkeit des Risikomanagementsystems durch interne und externe Stellen und Anpassung an das jeweilige wirtschaftliche Umfeld.
- Vollständige Integration in die wertorientierte Unternehmenssteuerung.

Risikokategorien

Globale Risiken

- Globale Risiken liegen nicht in unserem Einflussbereich und lassen sich daher nur begrenzt reduzieren bzw. vermeiden. Früherkennung hat hier oberste Priorität. Globale Risiken resultieren unter anderem aus:
- Änderungen rechtlicher, einschließlich aufsichts- und steuerrechtlicher Rahmenbedingungen,
- gesellschaftlichen, demografischen oder versicherungswirtschaftlichen Entwicklungen,
- Veränderungen auf Grund von Umwelt- und Klimaeinflüssen.

Forderungen gegenüber Rückversicherern


in Mrd. EUR
8
7
6
5
4
3
2
1
0
6,8
6,2
4,4
4,2
4,7
2001
2002
2003
2004
2005

Wir begegnen diesen Risiken unter anderem durch folgende Maßnahmen:

- Überwachung von Schadentrends,
- Regelmäßige Anpassung der Zeichnungspolitik (z. B. durch entsprechende vertragliche Ausschlüsse oder durch eine sachliche und geografische Diversifizierung des Portefeuilles),
- Analyse der Frequenz und des Schadenumfangs von Naturkatastrophen durch Klimaveränderungen anhand von detaillierten Simulationsmodellen (z. B. Sturmfrequenz und -intensitäten auf Grund von Klimawandel),
- Beobachtung der Entwicklung der relevanten Rechtsgebiete sowie der Veränderungen von relevanten Rechnungslegungsstandards durch spezialisierte Fachbereiche der Hannover Rück.

Strategische Risiken

Unser oberstes strategisches Ziel besteht darin, uns als überdurchschnittlich profitable, optimal diversifizierte und wirtschaftlich eigenständige Rückversicherungsgruppe zu entwickeln. Alle anderen Ziele leiten sich daraus ab und sind diesem Oberziel untergeordnet. Alle drei Jahre überprüfen wir die Annahmen, die unserer Strategie zu Grunde liegen. Um die strategischen Ziele operativ umzusetzen, haben wir unternehmensübergreifende Kennziffern und Controllingprozesse definiert, die den jeweiligen Beitrag eines Geschäftssegments zum Gesamtunternehmenserfolg messen und steuern. Performance Excellence ist die Methode, mit der wir unsere Strategie umsetzen. Im Rahmen jährlicher Excellence-Workshops setzen wir u. a. die SWOT[1]-Analyse konsequent ein, um die Auswirkungen strategischer Entscheidungen zu analysieren. Im Ergebnis führen diese vielfältigen Initiativen langfristig zu einer kontinuierlichen Verbesserung der wertsteigernden Prozesse.

Operative versicherungstechnische Risiken

Die Risiken im versicherungstechnischen Bereich können grundlegend in Zufalls-, Irrtums- und Änderungsrisiken unterteilt werden.

Mögliche Ausprägungen der vorgenannten Risiken sind z. B.:

- unzutreffende oder fehlerhafte Kalkulationsannahmen innerhalb von Risikomodellen (Irrtumsrisiko),
- zufällige Abweichung der tatsächlichen Schadenentwicklung von der kalkulierten Entwicklung (Zufallsrisiko),
- nachhaltige Veränderung der tatsächlichen Schadenentwicklung durch Änderungen in der Rechtsprechung, z. B. US-Haftpflicht (Änderungsrisiko).

Unterteilung der operativen versicherungstechnischen Risiken in Zufalls-, Irrtums- und Änderungsrisiken

Trotz dieser Definition ist es in der Praxis schwierig, eine zufällige Schadenrealisation exakt auf diese Risikoarten aufzuteilen. Verantwortungsvolles Risikomanagement überprüft deshalb nach jeder signifikanten Schadenrealisation, inwieweit die vor dem Ereignis getroffenen Risikoeinschätzungen weiterhin Gültigkeit haben.

Zu weiteren Informationen verweisen wir auf unsere Ausführungen im Anhang, Kapitel 7.2 „Versicherungstechnische Risiken".

Generell verbleibt das von uns übernommene Geschäft nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Um das Ausfallrisiko zu minimieren, ist es wichtig, die Retrozessionäre unter Bonitätsgesichtspunkten sorgfältig auszuwählen. Unsere Forderungen aus dem in Rückdeckung gegebenen Geschäft sind zu großen Teilen durch Depots oder Avalbürgschaften gesichert. Bei den meisten unserer Retrozessionäre sind wir auch Rückversicherer, d. h. es besteht grundsätzlich ein Aufrechnungspotenzial mit eigenen Verbindlichkeiten. Die Forderungen gegenüber Rückversicherern stellen sich zum Bilanzstichtag wie folgt dar:

Forderungen gegenüber Rückversicherern nach externen Ratingklassen in %


< BBB (1)
ohne Rating (6)
BBB (3)
AAA (12)
A (45)
AA (33)

[1] *Strengths, Weaknesses, Opportunities and Threats*

Bedingt durch den hohen Anteil an Maklergeschäft entstehen auch hier Ausfallrisiken (z. B. Verlust der durch den Zedenten an den Makler gezahlten Prämie bzw. Doppelzahlungen von Schäden). Dieses Risiko reduzieren wir u. a. dadurch, dass wir das Zahlungsverhalten und die Vertragsabwicklung überwachen.

Schaden-Rückversicherung

In der Schaden-Rückversicherung werden im Wesentlichen die folgenden Methoden der Risikoreduktion eingesetzt:

Sorgfältige Auswahl unserer Retrozessionäre unter Bonitätsgesichtspunkten

- Die Schadenreserven werden auf aktuarieller Basis ermittelt. Ausgangsbasis sind die Informationen unserer Zedenten. Zusätzlich zu den Schäden, die uns von unseren Zedenten gemeldet werden, stellen wir ggf. notwendige Zusatzreserven auf Basis eigener Schadeneinschätzungen. Überdies bilden wir die so genannte Spätschadenreserve für Schäden, die voraussichtlich bereits eingetreten, uns aber noch nicht bekannt gegeben worden sind. Diese Schäden betreffen hauptsächlich die Haftpflichtsparten. Die Kalkulationen unserer Aktuare werden zusätzlich von externen Aktuars- und Wirtschaftsprüfungsgesellschaften regelmäßig überprüft. Zum Prämien-/Leistungsrisiko finden Sie nähere Informationen im Anhang dieses Berichts im Kapitel 7.2 „Versicherungstechnische Risiken".
- Exemplarisch für die Komplexität der korrekten Bemessung der Schadenreserven sind Asbest- und Umweltschäden, weil hier zwischen der Verursachung und der Meldung eines Schadens zum Teil Jahrzehnte liegen. Die relative Höhe der Rückstellungen für Asbestschäden wird mittels der „Survival Ratio" gemessen. Die Kennzahl drückt aus, wie viele Jahre die Reserven ausreichen, wenn die durchschnittliche Höhe der Schadenzahlungen der letzten drei Jahre fortdauern würde. Am Ende des Berichtsjahres lag unsere Survival Ratio bei 26,0, ein sehr guter Wert.
- Das Abwicklungsdreieck verdeutlicht, wie sich die Beurteilung der Rückstellung im Zeitablauf durch die geleisteten Zahlungen und die Neuberechnung der zu bildenden Rückstellung zum jeweiligen Bilanzstichtag verändert hat. Die Angemessenheit wird aktuariell überwacht.
- Die Aggregatkontrolle ist ein elementares Instrument der Risikosteuerung. Sie dient dazu, die Belastung des Hannover Rück-Portefeuilles für bestimmte Naturkatastrophenszenarien und Wiederkehrperioden zu ermitteln. Es wird hierbei die Summe der erwarteten Haftungen aus einem oder mehreren Verträgen für eine bestimmte Land-Gefahrzonen-Kombination und einer bestimmten Wahrscheinlichkeit (z. B. 1% Wahrscheinlichkeit = 100 Jahre Wiederkehrperiode) ermittelt.
- Auch die Diversifizierung unseres Geschäfts ist eine risikoreduzierende Maßnahme. Die Diversifizierung dient dem geschäftsfeldübergreifenden Risikoausgleich und zusätzlich der Reduzierung der ansonsten notwendigen Eigenkapitalunterlegung in der Schaden-Rückversicherung in der Summe um ca. 50 %. Der Diversifizierungseffekt wird auf Basis mathematischer Methoden ermittelt (DFA-Modell) und berücksichtigt dabei die individuellen Charakteristika sowie die Korrelationen zwischen den jeweiligen Geschäftsfeldern. Dank einer optimalen Diversifizierung der Hannover Rück in vier Geschäftsfelder haben wir trotz der extremen Schadenbelastung durch die Wirbelstürme „Katrina", „Rita" und „Wilma" ein positives, wenn auch reduziertes Jahresergebnis ausweisen können.
- Die Hannover Rück analysiert sämtliche verfügbaren wissenschaftlichen Forschungsergebnisse zu möglichen Veränderungen der Risikosituation bei Naturkatastrophen (z.B. Sturmfrequenz und -intensitäten) im Hinblick auf mögliche Schadenpotenziale. Zu diesem Zweck nutzen wir anerkannte, lizenzierte Simulationsmodelle und beschäftigen zusätzlich eigene Wissenschaftler, die eine Qualitätssicherung der Modelle und der eigenen Risikosteuerungsinstrumente betreiben. Die Naturkatastrophen-Extremereignisse des Jahres 2005 haben Systemschwächen der Risikomodelle aufgezeigt. Als Sofortmaßnahme – zur risikoadäquaten Adjustierung unserer Kalkulationsbasis – berechnen wir zusätzliche Sicherheitsaufschläge auf die Ergebnisse der Simulationsmodelle.

Personen-Rückversicherung

Biometrische Risiken (Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit) sowie Storno- und Kreditrisiken sind für die Personen-Rückversicherung von besonderer Bedeutung.

Die Rückstellungen in der Personen-Rückversicherung bemessen sich hauptsächlich nach den Meldungen unserer Zedenten. Eine Plausibilisierung der Angaben erfolgt durch die Anwendung abgesicherter biometrischer Berechnungsgrundlagen bei der Hannover Rück. Auch stellen die lokalen Aufsichtsbehörden sicher, dass die von den Zedenten errechneten Rückstellungen allen Anforderungen hinsichtlich Berechnungsmethoden und -annahmen (z. B. Verwendung von Sterbe- und Invaliditätstafeln, Annahmen zur Stornowahrscheinlichkeit etc.) genügen. Bei der Vorfinanzierung von Abschlusskosten unserer Zedenten sind für uns das Stornorisiko sowie das Kreditrisiko von wesentlicher Bedeutung. Das Zinsgarantie-Risiko hat demgegenüber – bedingt durch vertragliche Ausschlüsse – nur eine geringe Risikorelevanz.

Finanz-Rückversicherung

Die anhaltenden Diskussionen über die Geschäftspraktiken in der internationalen Finanz-Rückversicherung – bedingt durch Ermittlungen des New Yorker Generalstaatsanwalts und der US-Börsenaufsicht SEC – hatten auch Einfluss auf die Finanz-Rückversicherung der Hannover Rück.

Die Hannover Rück ist nicht Gegenstand der Ermittlungen. Wir betreiben die Finanz-Rückversicherung seit mehr als 25 Jahren und haben unsere Zeichnungsrichtlinien unseren Erfahrungen entsprechend im Laufe der Jahre kontinuierlich weiterentwickelt und präzisiert. Im Geschäftsjahr haben wir – unter Beibehaltung unserer Zeichnungspolitik – die Zeichnungsrichtlinien weiter verfeinert. Jedoch waren bereits in der Vergangenheit die umstrittenen Praktiken, wie z. B. rückdatierte Verträge, Nebenabreden und Verträge mit unzureichendem Risikotransfer, die als Rückversicherungsgeschäft verbucht werden, nach unseren Richtlinien untersagt. Außerdem haben wir im Jahre 2005 ein Compliance Committee eingerichtet. Dieses beschäftigt sich u. a. mit der Einhaltung von rechtlichen, bilanziellen und zeichnungsrelevanten Standards, mit behördlichen Untersuchungen und beugt somit Reputationsrisiken vor.

Specialty Insurance

Unser Geschäftsfeld Specialty Insurance ist auf Nischen- und Nichtstandardgeschäft ausgerichtet. Wesentliche Funktionen, z. B. Akquisition, Underwriting und Schadenabwicklung, erfolgen durch spezialisierte, unabhängige Managing General Agents (MGAs) und sonstige Drittgesellschaften (TPAs). Bei diesen Partneragenturen prüfen wir regelmäßig, ob sie die restriktiven Vorgaben der Hannover Rück einhalten.

Operative Kapitalanlagerisiken

Das Kapitalanlageergebnis ist eine wesentliche Ertragsquelle eines Rückversicherungsunternehmens, daher können gravierende Schwankungen an den Kapitalmärkten ähnliche Auswirkungen auf die Gewinn- und Verlustrechnung haben wie Naturkatastrophen. Unsere Kapitalanlagepolitik zielt deshalb in erster Linie nicht darauf ab, die Renditen unter allen Umständen zu maximieren. Vielmehr soll der Kapitalanlageertrag unter der Bedingung eines begrenzten und eindeutig definierten Risikos nachhaltig optimiert werden. Die Kapitalanlagebestände bestehen zu einem ganz wesentlichen Teil aus Zuflüssen (Prämien), die für zukünftige Schadenzahlungen zurückgestellt werden. Daher richtet sich auch die Kapitalanlage nach den Anforderungen aus dem Rückversicherungsgeschäft, etwa hinsichtlich der Währungen oder der Fristigkeiten. Unsere Steuerungs- und Kontrollmechanismen orientieren sich dabei an den von der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) und von ausländischen Aufsichtsbehörden erlassenen Vorschriften.

Kapitalanlageerträge sollen unter Bedingung eines begrenzten und eindeutig definierten Risikos maximiert werden

Gewichtung wesentlicher Kapitalanlageklassen[1]

Kapitalanlageklassen	Rahmenwert gem. Kapitalanlagerichtlinien	Stand per 31.12.2005
Renten (Direktbestand und Investmentfonds)	mind. 50,0 %	82,2 %
Börsennotierte Aktien (Direktbestand und Investmentfonds)	max. 17,5 %	6,4 %
Immobilien	max. 5,0 %	1,0 %

[1] *Ermittlung auf Marktwertbasis.*

Wir steuern die Aktiva (Asset Management) und die Passiva (Liability Management) und verknüpfen beide Segmente zu einem Asset-Liability-Management. Damit sind wir in der Lage, die Gesamtposition der Hannover Rück auf ein finanzwirtschaftliches Rendite-Risikoziel hin zu optimieren.

Auf Basis unseres Asset-Liability-Management-Ansatzes werden die Richtlinien für unsere Kapitalanlagen – für die Hannover Rück-Gruppe und für die jeweiligen Portefeuilles – definiert.

Bei der Steuerung der Kapitalanlagerisiken werden die vom Vorstand festgelegten Risikopräferenzen berücksichtigt. Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Auch Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung befolgen, werden diese Risiken jedoch weitgehend neutralisiert.

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	91,5	4 522,4	59,1	2 306,1	9,7	486,4	75,5	1 369,3
AA	4,7	231,7	32,4	1 266,9	21,2	1 065,4	19,4	351,6
A	1,9	93,4	6,3	245,8	48,6	2 438,7	1,0	17,3
BBB	1,4	69,1	1,5	58,3	13,7	688,5	0,2	4,0
< BBB	0,5	25,4	0,7	26,9	6,7	338,5	3,9	70,3
Gesamt	100,0	4 942,0	100,0	3 904,0	100,0	5 017,4	100,0	1 812,5

Operationale Risiken

Wir verstehen unter operationalen Risiken die Gefahr von unmittelbaren oder mittelbaren Verlusten, die eintreten auf Grund

- der Unangemessenheit oder des Versagens interner Verfahren,
- des Versagens von Menschen und Systemen,
- organisatorischer Defizite,
- externer Ereignisse (z. B. Rechtsrisiken).

Der Ausfall der Datenverarbeitungs-Infrastruktur und der damit verbundenen Verfügbarkeit der Anwendungen stellt ein wesentliches Risiko für uns dar. Zur Risikominimierung investieren wir konsequent in die Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie. Bei unternehmenskritischen Datenverarbeitungs-Applikationen ist eine Hochverfügbarkeit sichergestellt. Notfallpläne sorgen für eine systematische und schnelle Wiederher-

stellung der Datenverarbeitungs-Infrastruktur in Krisensituationen. Die Beherrschung dieser Risiken ist deshalb ein wichtiger Wettbewerbsfaktor. Die vorhandenen Maßnahmen der Risikosteuerung wurden deshalb im Berichtsjahr nochmals erweitert.

Einschätzung der Risikolage

Wir sind als international exponierte Rückversicherungsgruppe mit vielen potenziellen Risiken konfrontiert, die einen nicht unerheblichen Einfluss auf unsere Vermögens-, Finanz und Ertragslage haben können. Auf der Basis unserer derzeitigen Erkenntnisse sehen wir jedoch keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Ergänzende Informationen zu unserem Risikomanagementsystem werden im Anhang, Kapitel 7 „Management versicherungstechnischer und finanzieller Risiken" dargestellt.

Prognosebericht

Die konjunkturelle Dynamik der Weltwirtschaft dürfte sich im laufenden Jahr fortsetzen, trotz der nach wie vor hohen Ölpreise. Schätzungen gehen von einer Zunahme der Weltproduktion um vier Prozent aus. Auch die global weiterhin tendenziell eher expansiv ausgerichtete Geldpolitik sollte sich positiv auf die weltwirtschaftliche Lage im Jahr 2006 auswirken.

In den USA wird die konjunkturelle Lage nicht zuletzt davon abhängen, wie schnell es nach den schweren Hurrikanschäden gelingt, die medienwirksamen Ausfälle in der Ölproduktion einzudämmen. Viel stärker als dieser Effekt sind jedoch die geldpolitischen Straffungen dazu angetan, für ein leichtes Abflauen der US-Konjunktur zu sorgen.

Unterstützt wird die Weltwirtschaft in ihrem Aufwärtstrend auch von der stabilen wirtschaftlichen Expansion Japans und Westeuropas. Die ostasiatischen Schwellenländer werden ebenfalls mit ihrem überaus raschen Produktionswachstum zum Aufschwung beitragen, auch wenn in China im laufenden Jahr eine leichte Abkühlung einsetzen sollte.

Im Euroraum gehen die dämpfenden Einflüsse der hohen Ölpreise allmählich zurück. Damit wird – trotz spärlich wachsender verfügbarer Einkommen – der Weg frei für eine stärkere Inlandsnachfrage. Auch die Investitionen sollten angesichts steigender Unternehmensgewinne wieder zunehmen. Die Entwicklung profitiert von den nach wie vor sehr niedrigen Zinsen. Allgemein sollte die konjunkturelle Lage auch von den zulegenden Exportpreisen Impulse erhalten und sich im Verlauf des Jahres 2006 beleben.

In Deutschland ist von einer leichten konjunkturellen Erholung auszugehen. Angesichts des weltweit günstigen Umfelds dürften die Exporte der Wirtschaft weiter Kraft verleihen. Vieles wird jedoch davon abhängen, ob sich die Binnennachfrage erhöht. Daneben trägt auch die Konsolidierung der Unternehmensfinanzen zur Belebung der deutschen Konjunktur bei. Noch nicht behoben ist allerdings die hartnäckige Konsumschwäche der privaten Haushalte, die unter dem Einfluss von Energieverteuerung, unsicherer Lage auf dem Arbeitsmarkt und nur langsam steigender Arbeitseinkommen steht. Letztere stützen allerdings die internationale Wettbewerbsposition der deutschen Wirtschaft. Insgesamt sollte sich die konjunkturelle Lage auch in Deutschland im Jahr 2006 deutlich erholen.

Schaden-Rückversicherung

Die Vertragserneuerungen zum 1. Januar 2006 – zu diesem Termin wurden rund zwei Drittel unserer Verträge neu verhandelt – sind für uns zufrieden stellend verlaufen. Auch wenn sich nicht alle unsere Erwartungen erfüllt haben, konnten wir doch teilweise das bereits sehr hohe Ratenniveau nochmals übertreffen.

Anpassung der Preismodelle nach Hurrikanerfahrungen

Zu dieser positiven Ratenentwicklung trug auch die Aktualisierung der Preismodelle nach den Erfahrungen aus den Hurrikanen bei: Der Markt akzeptierte voll, dass Quotierungsmodelle erweitert wurden um Aufschläge für bisher nicht oder unzureichend modellierte Komponenten wie klimazyklische Schwankungen, Flut- und Überschwemmungsschäden, Betriebsunterbrechungen oder nachfrageinduzierten Preisanstieg für Wiederherstellungsleistungen.

Erneut Katastrophenrisiken in Kapitalmarkt transferiert

Im Rahmen unseres Risikomanagements haben wir neben der Anpassung unserer Modelle auch unsere Spitzenrisiken reduziert. Somit ist unser Schaden-Rückversicherungsportefeuille bei ungefähr gleich bleibenden Prämien auf die Herausforderungen des laufenden Jahres eingestellt.

Angesichts der günstigen Marktbedingungen haben wir wiederum den Kapitalmarkt zur Erweiterung unserer Zeichnungskapazität für Katastrophenrisiken genutzt. Wir waren im Jahre 1994 mit der ersten derartigen Transaktion in der Rückversicherungsbranche der Vorreiter auf diesem Gebiet. Unsere neueste, als „K5" bezeichnete Transaktion mit einem Volumen von rund 370 Mio. USD wurde bei institutionellen Investoren hauptsächlich in Nordamerika platziert und hat eine zunächst auf drei Jahre begrenzte Laufzeit. Mit dieser Risikoverbriefung schaffen wir uns ein weiteres Standbein für unser Risikomanagement angesichts einer möglichen Verknappung und Verteuerung der Retrozessionsmärkte. Wir waren somit in der Lage, die erforderliche Zeichnungskapazität zum 1. Januar 2006 bereitzustellen, um an den profitablen Marktchancen, die sich in den kommenden Jahren bieten werden, zu partizipieren. Das der „K5"-Verbriefung zu Grunde liegende Portefeuille besteht aus Risiken der Sach-Katastrophen-, Luftfahrt- und Transportrückversicherung. Im Rahmen unseres Kapitalmanagements nutzen wir seit Jahren die Verbriefung von Versicherungsrisiken als Eigenkapitalsubstitut. Auf diese Weise können wir unsere Kapitalkosten niedrig und die Eigenkapitalrendite hoch halten.

In der diesjährigen Erneuerungssaison hat sich wieder gezeigt, dass die Zedenten dem Rating der Rückversicherer eine immer größere Bedeutung beimessen. Insbesondere gilt dies für die Zeichnung von lang abwickelndem Haftpflichtgeschäft; hier ist ein sehr gutes Rating unabdingbar. Die Hannover Rück ist mit ihren sehr guten Bewertungen („AA-" von Standard & Poor's und „A" von A.M. Best) einer der wenigen Rückversicherer, die diese Bedingung uneingeschränkt weiterhin erfüllen.

Auf Grund unserer guten Finanzkraft-Bewertung konnten wir vom weiter anhaltenden harten Markt überproportional profitieren: In Sparten, die stark von den Hurrikanereignissen des vergangenen Jahres betroffen waren, konnten wir zum Teil signifikante Ratenverbesserungen durchsetzen. Aber auch in Sparten, die von Großschäden verschont blieben, verzeichneten wir überwiegend zumindest stabile und somit sehr attraktive Raten.

Die markantesten Veränderungen vollzogen sich aber zur diesjährigen Erneuerungsrunde in der Transportrückversicherung, hier insbesondere im Meerestechnikgeschäft. Infolge der schweren Schäden aus den letztjährigen Hurrikanereignissen kam es zu einer breiten Umstrukturierung der Rückversicherungsprogramme. Außerdem wurden Risiken für den Golf von Mexiko aus den Programmen ausgegliedert. Viele Programme werden nun in katastrophenexponierte (Golf von Mexiko) und katastrophenunkorrelierte Regionen (restliche Exponierungen) getrennt. Über das gesamte Transportgeschäft hinweg konnten wir bei deutlicher Reduzierung der Spitzenrisiken Preiserhöhungen in deutlich zweistelliger Höhe erzielen.

In der Kredit- und Kautionsrückversicherung ist die Situation auch im laufenden Geschäftsjahr positiv. Trotz der äußerst niedrigen Schadenquoten im Berichtsjahr und auskömmlicher Preise ist es zu keinem deutlichen Preisabrieb gekommen. Zwar gab das Ratenniveau in der Kreditversicherung leicht nach, allerdings befindet es sich immer noch auf einem hohen Niveau. Im Bereich Kaution blieben die Raten mehr oder weniger stabil. Insgesamt war auch in dieser Sparte ein deutlich zunehmendes Bewusstsein für die Bonität des Rückversicherers festzustellen. In einigen Fällen konnten wir so unsere Anteile erhöhen und Neugeschäft hinzugewinnen, was den Prämienrückgang infolge zum Teil deutlich erhöhter Selbstbehalte der Erstversicherer größtenteils kompensierte.

Die Vertragserneuerungssaison unseres Schaden- und Unfallgeschäfts in Deutschland verlief besser als erwartet. Insgesamt haben die Zedenten höhere Selbstbehalte übernommen, sodass sich unser Prämienvolumen leicht reduzieren wird. Unsere Kundenbasis allerdings konnten wir noch einmal vergrößern. Im auslaufenden Jahr war ein intensivierter Wettbewerb unter den Erstversicherern zu beobachten; dies galt insbesondere für die industrielle Feuer- und die Kraftfahrtversicherung, aber auch in eingeschränktem Maße für die industrielle Haftpflichtversicherung. Wir haben deshalb in diesen Sparten unsere proportionalen Zeichnungen reduziert, um im Gegenzug unser nichtproportionales Geschäft zu verstärken. Zufrieden stellend verlief auch die Erneuerung im deutschen Katastrophengeschäft. Der erwartete Abrieb der Konditionen blieb aus, was sicherlich zum Teil auf die angespannte Lage der durch die Hurrikane im Golf von Mexiko überstrapazierten Retrozessionsmärkte zurückzuführen ist. Wir erwarten – so außergewöhnliche Großschadenbelastungen ausbleiben – im laufenden Geschäftsjahr wieder ein ansprechendes Ergebnis.

In den nordeuropäischen Ländern erwarten wir eine positive Entwicklung. Bedingt durch die Schadenbelastungen aus dem Wintersturm „Erwin" kam es zu Ratenerhöhungen in der Katastrophenrückversicherung. Die übrigen Sparten blieben stabil. Auch in Großbritannien zeigte sich die Marktsituation stabil. Im nichtproportionalen Geschäft gab es leichte Ratenerhöhungen, die allerdings unter unseren Erwartungen blieben. In Frankreich verlief die Erneuerungssaison zufrieden stellend, und in Italien haben wir unser Geschäft – unter anderem dank unseres sehr guten Ratings – ertragreich ausbauen können.

In unserem größten und wichtigsten Markt Nordamerika wird es für uns im laufenden Geschäftsjahr weiter darum gehen, das Portefeuille zu optimieren. Hierfür setzen wir die Umschichtung unseres proportionalen Geschäfts zu Gunsten von deutlich profitablerem, nichtproportionalem Geschäft fort. Im Haftpflichtbereich konsolidieren wir unser Portefeuille. Besonderen Wert legen unsere Kunden hier weiterhin auf eine überdurchschnittliche Finanzkraft. Unser sehr gutes Rating hat uns deshalb zu einem bevorzugten Ansprechpartner gemacht. Gleichwohl sind wir nicht mit der Entwicklung aller Haftpflichtsparten zufrieden. In der Managerhaftpflichtversicherung zum Beispiel waren aus unserer Sicht die Raten nicht auskömmlich genug, sodass wir unser Geschäft äußerst selektiv gezeichnet haben. Sollten die Raten hier weiter fallen, dürfte es zu einer deutlichen Reduzierung unseres Prämienvolumens kommen.

Substanzielle Preiserhöhungen in Katastrophenrückversicherung

Nach den großen Belastungen aus den Wirbelstürmen gab es in den von Schäden betroffenen Sparten der Sachversicherung substanzielle Preiserhöhungen bei gleichzeitig reduzierten Deckungslimiten. In der Katastrophenrückversicherung konnten wir in Programmen mit Totalschaden Ratenerhöhungen von durchschnittlich rund 100 % erzielen; bei partiellen Schäden waren es noch 50 % und in schadenfreien Programmen immerhin noch 5–10 %. In der übrigen Schaden-Rückversicherung blieben die Raten in der Regel mindestens stabil. Wir gehen davon aus, dass sich unser Nordamerikageschäft – wenn außergewöhnlich hohe Schäden aus Naturkatastrophen ausbleiben – sehr profitabel entwickeln wird.

Für die ostasiatischen Märkte finden die Vertragserneuerungsrunden hauptsächlich zum 1. April statt. In Taiwan hingegen werden die meisten Verträge zum 1. Januar erneuert. Obwohl der Markt im Berichtsjahr einen größeren Feuerschaden zu verzeichnen hatte, haben sich die Raten nicht unseren Vorstellungen gemäß nach

oben entwickelt. Bei den proportionalen Verträgen sind sie leicht zurückgegangen, sodass wir stärker nichtproportionales Geschäft gezeichnet haben. In Japan erwarten wir eine erhöhte Nachfrage nach Erdbebendeckungen. Bei den Sturm- und Flutrisiken sollte das Preisniveau stabil bleiben. Insgesamt gehen wir von einer positiven Geschäftsentwicklung in den asiatischen Märkten aus.

In Australien verläuft das Geschäft sehr gut. In diesem Markt werden die Verträge teils zum 1. Januar und teils zum 1. Juli erneuert. Wir haben bislang sehr stabile Raten auf hohem Niveau gesehen und erwarten uns vom australischen Markt weiterhin sehr attraktives Geschäft.

Sehr guter Gewinnbeitrag in der Schaden-Rückversicherung erwartet

Die insgesamt vorteilhaften Marktbedingungen in der Schaden-Rückversicherung sollten sich in den weiteren Erneuerungsrunden des Jahres (1. April, 1. Juni/Juli und 1. Oktober) sogar noch verstärken. Die weitere Anpassung der Preismodelle sollte sich nicht allein auf die Sturmaggregate in den USA beschränken. Auch Wettbewerber, die die neuen Erkenntnisse bislang noch nicht in ihren Quotierungen berücksichtigt haben, werden sicherlich im Laufe des Jahres nachziehen müssen, sodass die Preise für Katastrophendeckungen durchgängig steigen sollten. Auf Grund der höheren Kapitalanforderungen durch die Ratingagenturen, die ebenfalls in die Preiskalkulationen einbezogen werden müssen, und der auf breiter Front neu zu modellierenden Risiken gehen wir von einer langfristig positiven Geschäftsentwicklung in der Schaden-Rückversicherung aus. Wir erwarten somit eine Prämie auf Vorjahresniveau, bei reduziertem Risiko. Vorausgesetzt, die Großschadenbelastung bleibt im langjährigen Durchschnitt von 8 % der Nettoprämie, rechnen wir mit einem sehr guten Gewinnbeitrag.

Personen-Rückversicherung

Für das laufende Jahr erwarten wir in mehreren europäischen Märkten ein ausgeprägtes Neugeschäft.

Wir betreiben eine unverändert konservative Zeichnungs- und Preispolitik, die in unseren globalen Zeichnungsrichtlinien verankert ist. Wir können unseren Kunden eine hohe Finanzkraft anbieten; damit sind wir ein gesuchter Partner.

Bei den fondsgebundenen Produkten – vorwiegend Renten – im deutschsprachigen Raum werden wir die Finanzierung von Abschlusskosten fortsetzen. Auch in Großbritannien erwarten wir eine Geschäftsausweitung.

Zweistellige Steigerung der Ergebnisse in der Personen-Rückversicherung erwartet

Bei den sofort beginnenden Vorzugsrenten steht für uns der europäische Markt im Fokus, insbesondere die Länder Deutschland, Großbritannien und die Schweiz. Im Bancassurance-Bereich wird sich eine besondere Dynamik entwickeln, speziell für die Märkte Deutschland, Italien und Griechenland.

In den USA haben wir neue Möglichkeiten im Bereich der Senioren-Krankenversicherung genutzt, die sich aus der Einführung der Medikamentendeckungen für Senioren vom 1. Januar 2006 an für die nächsten Jahre ergeben. Daneben arbeiten wir intensiv an der Einführung von systemgestützten Lösungen für den Vertrieb von Lebenspolicen bei großen US-Finanzdienstleistern.

Der südafrikanische Markt, in dem wir mittlerweile zu den führenden Rückversicherern zählen, bietet weiteres Wachstumspotenzial bei bereits bestehenden Kundenverbindungen. In Asien werden wir Marketing und Serviceleistungen für Thailand und Vietnam verstärken, aber auch China und Südkorea werden eine wichtige Rolle spielen; für diese Länder werden wir von unserer Niederlassung in Hongkong aus unsere Marktbetreuung deutlich intensivieren.

Das Lizenzierungsverfahren für eine Lebensniederlassung in China läuft weiter, und wir erhoffen die Zulassung noch in der ersten Hälfte des Jahres 2006.

Insgesamt erwarten wir für das laufende Jahr eine erneut zweistellige Steigerung des Prämienvolumens und Ergebnisses.

Finanz-Rückversicherung

Wir erwarten, dass sich der Anstieg der Nachfrage aus den USA im vierten Quartal des Berichtsjahres auch 2006 fortsetzt und dass vor allem solvabilitätsstabilisierende Quotenverträge nachgefragt werden. Unsere Kunden sind meist Versicherungsvereine oder andere Gesellschaften im Privatbesitz, die keinen Zugang zum Kapitalmarkt haben. Wir sind zuversichtlich, dass wir weiterhin weltweit adäquates profitables Wachstum generieren können, besonders auch in den osteuropäischen Ländern und in Asien.

Außerdem erwarten wir, dass sich einige Trends des Berichtsjahres fortsetzen werden: Mittlerweile gewinnen die Vorbereitungen unserer Kunden zur Umstellung auf IFRS-Rechnungslegungsstandards an Fahrt. Wir gehen davon aus, dass die größere Ergebnisvolatilität, die mit der Konvergenz hin zu IFRS einhergeht, zu einer höheren Nachfrage nach Produkten der Finanz-Rückversicherung führen wird. Dies ist insbesondere bei Kunden der Fall, die bisher ausschließlich nach lokalen Rechnungslegungsvorschriften bilanziert haben.

Derzeit laufen in mehreren Jurisdiktionen Arbeiten an den Richtlinien über den Risikotransfer von Rückversicherungsverträgen und der Aufsicht über Rückversicherungsverträge. Wir nehmen an, dass diese Arbeiten die teilweise immer noch vorhandene Unsicherheit im Umgang mit Produkten der Finanz-Rückversicherung beenden werden. Im Zuge der zahlreichen Untersuchungen der Branche im Berichtsjahr haben einige Konkurrenten das Geschäft aufgegeben, sodass wir uns besser positionieren konnten. Wir werden weiterhin unseren Kunden maßgeschneiderte Lösungen anbieten, wobei für uns die Transparenz der Produkte von entscheidender Bedeutung ist.

Attraktives Ergebnis nach Steuern in der Finanz-Rückversicherung erwartet

Für die Hannover Rück bedeutet dies insgesamt einen Anstieg der Brutto- und Nettoprämie im zweistelligen Prozentbereich in diesem Geschäftsfeld. Der Konzernüberschuss dürfte weiterhin sehr attraktiv ausfallen.

Specialty Insurance

Im laufenden Jahr werden wir die im Juli 2005 angekündigten strategischen Neuausrichtungen der Clarendon fortsetzen: Die neue Gesellschaft Praetorian wird als Spezialanbieter für Nischengeschäft positioniert, während bei der Clarendon die Alt-Programme sowie das Standardgeschäft professionell gehandhabt werden. Beide Gesellschaften werden von erfahrenen Spezialisten geführt.

Die ersten Früchte dieser Neuausrichtung und vertieften Zusammenarbeit mit Zeichnungsagenturen, die über eine ausgeprägte Expertise in ihren Märkten verfügen, konnten wir bereits ernten: Zum 1. Januar 2006 konnten 14 neue Nischen-Programme mit einem Prämienvolumen von rund 300 Mio. USD gezeichnet werden. Bei einem auf Grund der Hurrikane derzeit sehr günstigen Marktumfeld werden wir im Jahr 2006 auch einige profitable Programme im Standardgeschäft opportunistisch erneuern. Im Großen und Ganzen werden wir jedoch das Standardgeschäft weiter reduzieren.

Im Geschäftsfeld Specialty Insurance sollte positives Ergebnis deutlich über den Kapitalkosten möglich sein

Generell ist zu erwarten, dass in den USA der Prämienrückgang in der Erstversicherung im laufenden Jahr auf Grund der hohen Schäden des Berichtsjahrs gestoppt werden wird. Die Konditionen sollten sich sogar etwas verbessern können, insbesondere im Sachgeschäft. In den übrigen Ländern erwarten wir eine unverändert positive Entwicklung im Geschäftsfeld Specialty Insurance. Wir gehen insgesamt davon aus, dass die Bruttoprämie knapp zweistellig zurückgehen wird, die Nettoprämie sollte hingegen dank eines höheren Selbstbehaltes in den USA ansteigen. Unser Augenmerk gilt auch für 2006 strikt der Profitabilität des Geschäfts, sodass wir von einem positiven Ergebnis deutlich über den Kapitalkosten ausgehen.

Gesamtgeschäft

Angesichts der sich uns bietenden attraktiven Marktchancen – insbesondere in der Schaden- und der Personen-Rückversicherung – erwarten wir ein sehr gutes Geschäftsjahr 2006. Auch für die Finanz-Rückversicherung sehen wir wieder sehr gute Ertragschancen. Im Geschäftsfeld Specialty Insurance sollte im laufenden Jahr die Wende hin zur Profitabilität zu schaffen sein. Für unser Gesamtportefeuille erwarten wir ein leichtes Prämienwachstum.

Für 2006 Eigenkapitalrendite von mindestens 15 % angestrebt

Der erwartete positive versicherungstechnische Cashflow dürfte zu einem weiteren Anstieg der Kapitalanlagen führen. Bei leicht ansteigenden Zinsen sollten auch die Kapitalanlageerträge zulegen können. Bei den festverzinslichen Wertpapieren legen wir weiterhin Wert auf eine hohe Qualität unseres Portefeuilles. Zusammen mit unseren fortlaufenden Investments in Aktien, aber auch in alternative Anlageklassen, sollten wir einen langfristig stabilen Ergebnisbeitrag generieren können.

Angesichts der erwarteten Entwicklung unserer Geschäftsfelder und des wirtschaftlichen Umfelds sind die Weichen für ein sehr gutes Ergebnis für die Hannover Rück gestellt. Wir streben eine Eigenkapitalrendite von mindestens 15 % an. Wie immer steht diese Prognose unter dem Vorbehalt, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen ausgeprägt negativen Entwicklungen auf den Kapitalmärkten kommt.

Vor dem Hintergrund der derzeitigen vorteilhaften Marktbedingungen in den einzelnen Geschäftsfeldern gehen wir davon aus, dass sich der positive Trend, den wir für 2006 erwarten, fortsetzen wird. Auch im Jahr 2007 erwarten wir somit ein gutes Ergebnis, vorausgesetzt, dass sich die Großschadenbelastung im langjährigen Durchschnitt von 8 % der Nettoprämie in der Schaden-Rückversicherung beläuft und dass es zu keinen außergewöhnlichen negativen Ausschlägen am Kapitalmarkt kommt.

Unsere langfristigen Ziele definieren wir wie folgt:

In der Schaden-Rückversicherung verfolgen wir keine Wachstums-, sondern ausnahmslos Ertragsziele. Wir versuchen hier, jährlich eine Steigerung des operativen Ergebnisses (EBIT) von mindestens 10 % zu erreichen. Auch für die Geschäftsfelder Finanz-Rückversicherung und Specialty Insurance haben wir reine Ertragsziele. Wir streben in der Finanz-Rückversicherung eine EBIT-Rendite von mindestens 7,5 % an, im Geschäftsfeld Specialty Insurance eine solche von 10 %.

In der Personen-Rückversicherung hingegen haben wir ein jährliches Wachstumsziel von 12 %–15 % sowohl für die Bruttoprämie als auch für das EBIT definiert. Dies ist das einzige Geschäftsfeld, in dem wir auch an Wert steigernden Akquisitionen interessiert sind.

Auf Konzernebene haben wir ein Mindest-Eigenkapitalrenditeziel, das 750 Basispunkte über dem risikofreien Zins liegt.

Auch der Gewinn je Aktie sowie der Buchwert je Aktie stellen für uns zentrale Konzern-Steuerungsgrößen und Erfolgskennziffern dar: Neben dem operativen Ergebnis (EBIT) ist es unser strategisches Ziel, diese Werte jährlich um mindestens 10 % zu steigern (Triple-10-Target).

KONZERNBILANZ

zum 31. Dezember 2005

in TEUR		2005	2004
Aktiva	**Anhang**		
Festverzinsliche Wertpapiere – Dauerbestand	8.1	458 717	480 503
Festverzinsliche Wertpapiere – Darlehen und Forderungen	8.1	745 982	654 946
Festverzinsliche Wertpapiere – dispositiver Bestand	8.1	14 383 176	11 771 045
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	8.1	88 111	97 078
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	8.1	1 213 291	1 100 568
Handelsbestand	8.1	22 834	2 482
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	8.1	198 122	205 755
Anteile an assoziierten Unternehmen	8.1	170 414	182 082
Sonstige Kapitalanlagen	8.1	563 493	458 142
Kurzfristige Anlagen	8.1	769 758	550 671
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		465 161	481 051
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management		19 079 059	15 984 323
Depotforderungen		8 169 282	8 965 291
Depotforderungen aus Finanzierungsgeschäften		278 028	217 904
Kapitalanlagen		27 526 369	25 167 518
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	8.2	4 739 026	4 163 138
Anteil der Rückversicherer an der Deckungsrückstellung	8.2	94 089	101 634
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	8.2	463 528	489 085
Anteile der Rückversicherer an den übrigen versicherungsstechnischen Rückstellungen	8.2	19 436	9 903
Abgegrenzte Abschlusskosten	8.2	2 228 501	1 994 273
Abrechnungsforderungen		3 367 105	3 122 762
Geschäfts- oder Firmenwert	8.4	193 098	173 315
Aktive latente Steuern	8.5	881 765	614 421
Sonstige Vermögenswerte	8.13	269 000	334 582
Abgegrenzte Zinsen und Mieten		7 290	6 840
		39 789 207	36 177 471

in TEUR		2005	2004
Passiva	Anhang		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	8.1	20 210 041	18 247 706
Deckungsrückstellungen	8.1	5 779 169	5 277 529
Rückstellung für Prämienüberträge	8.1	1 977 570	1 825 914
Rückstellungen für Gewinnanteile	8.1	190 551	172 218
Depotverbindlichkeiten		1 135 479	955 636
Depotverbindlichkeiten aus Finanzierungsgeschäften		2 442 952	1 720 898
Abrechnungsverbindlichkeiten		1 139 843	1 707 775
Pensionsrückstellungen	8.7	57 626	55 265
Steuerverbindlichkeiten	8.5	135 678	150 928
Rückstellung für latente Steuern	8.5	1 670 876	1 493 457
Andere Verbindlichkeiten	8.13	346 404	317 323
Langfristige Verbindlichkeiten	8.8	1 545 531	1 196 341
Verbindlichkeiten		36 631 720	33 120 990
Eigenkapital			
Gezeichnetes Kapital	8.9	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299	8.9		
Kapitalrücklagen		724 562	724 562
Gezeichnetes Kapital und Kapitalrücklage		845 159	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen		225 391	190 389
Gewinne und Verluste aus der Währungsumrechnung		64 934	-41 409
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	8.10	-1 582	-1 597
Summe nicht ergebniswirksamer Eigenkapitalanteile		288 743	147 383
Gewinnrücklagen		1 467 132	1 532 611
Eigenkapital ohne Anteile anderer Gesellschafter		2 601 034	2 525 153
Anteile anderer Gesellschafter		556 453	531 328
Eigenkapital		3 157 487	3 056 481
		39 789 207	36 177 471

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 31. Dezember 2005

in TEUR		2005	2004
	Anhang	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie		9 668 534	9 566 568
Gebuchte Rückversicherungsprämie		1 907 756	2 142 862
Veränderung der Bruttoprämienüberträge		53 556	195 123
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		-75 505	-43 436
Verdiente Prämie für eigene Rechnung		7 738 829	7 575 393
Ordentliche Kapitalanlageerträge	8.1	671 768	604 529
Ergebnis aus Anteilen an assoziierten Unternehmen	8.1	3 863	2 239
Depotszinserträge/-aufwendungen	8.1	343 121	382 055
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	8.1	272 240	222 316
Realisierte Verluste aus dem Abgang von Kapitalanlagen	8.1	110 000	54 933
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	8.1	14 471	10 699
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	8.1	21 463	41 054
Sonstige Kapitalanlageaufwendungen	8.1	50 336	45 920
Kapitalanlageergebnis		1 123 664	1 079 931
Sonstige versicherungstechnische Erträge	8.14	9 338	3 792
Erträge insgesamt		8 871 831	8 659 116
Aufwendungen für Versicherungsfälle	8.2	6 109 621	5 796 058
Veränderung der Deckungsrückstellung	8.2	257 954	241 165
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	8.2	1 902 722	1 623 037
Sonstige Abschlusskosten	8.2	18 424	13 371
Sonstige versicherungstechnische Aufwendungen	8.2	69 912	87 373
Aufwendungen für den Versicherungsbetrieb		230 971	228 538
Versicherungstechnische Aufwendungen für eigene Rechnung		8 589 604	7 989 542
Übriges Ergebnis	8.15	-160 029	-130 816
Operatives Ergebnis (EBIT)		122 198	538 758
Zinsen auf Hybridkapital		74 216	67 320
Ergebnis vor Steuern		47 982	471 438
Steueraufwand	8.5	-33 439	138 158
Jahresüberschuss		81 421	333 280
davon			
Anderen Gesellschaftern zustehendes Ergebnis		32 090	53 382
Konzernüberschuss		49 331	279 898
Ergebnis je Aktie			
Ergebnis je Aktie in EUR	8.12	0,41	2,32

KONZERN-EIGENKAPITALENTWICKLUNG

in TEUR	Gezeichnetes Kapital	Kapital-rücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinn-rücklagen	Anteil Konzern-fremder	Eigenkapital
			Währungs-umrechnung	nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2004	120 597	724 562	-7 821	155 291	316	1 367 603	485 232	2 845 780
Kapitalerhöhungen	–	–	–	–	–	–	4 255	4 255
Kapitalrückzahlungen	–	–	–	–	–	–	-1 617	-1 617
Nicht ergebniswirksame Änderungen	–	–	-33 588	35 098	-1 913	-323	7 405	6 679
Gezahlte Dividende	–	–	–	–	–	-114 567	-17 329	-131 896
Jahresüberschuss	–	–	–	–	–	279 898	53 382	333 280
Stand 31.12.2004	120 597	724 562	-41 409	190 389	-1 597	1 532 611	531 328	3 056 481
Kapitalerhöhungen	–	–	–	–	–	–	5 092	5 092
Kapitalrückzahlungen	–	–	–	–	–	–	-1 536	-1 536
Nicht ergebniswirksame Änderungen	–	–	106 343	35 002	15	5 787	9 078	156 225
Gezahlte Dividende	–	–	–	–	–	-120 597	-19 599	-140 196
Jahresüberschuss	–	–	–	–	–	49 331	32 090	81 421
Stand 31.12.2005	120 597	724 562	64 934	225 391	-1 582	1 467 132	556 453	3 157 487

in TEUR	2005	2004
	1.1.–31.12.	1.1.–31.12.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Jahresüberschuss	81 421	333 280
Abschreibungen/Zuschreibungen	44 715	69 908
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-162 240	-167 383
Amortisationen	7 876	12 761
Veränderungen der Depotforderungen/-verbindlichkeiten	1 612 331	-1 745 627
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	619 238	815 010
Veränderung der Rückstellungen für Prämienüberträge	21 080	-125 644
Veränderung der Steuerforderungen/-verbindlichkeiten	-106 159	30 127
Veränderung der Deckungsrückstellungen	262 787	1 632 697
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	17 681	601 176
Veränderung der abgegrenzten Abschlusskosten	-141 672	-381 755
Veränderung der übrigen versicherungstechnischen Rückstellungen	-11 968	71 131
Veränderung der Abrechnungssalden	-628 048	455 904
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-62 696	36 800
Kapitalfluss aus laufender Geschäftstätigkeit	1 554 346	1 638 385
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	42 047	66 198
Käufe	-18 751	-30 711
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	1 109 454	495 335
Käufe	-1 186 908	-892 850
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	8 411 598	5 546 599
Käufe	-10 084 051	-6 811 270
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertete Finanzinstrumente		
Fällige Papiere, Verkäufe	33 686	56 681
Käufe	-14 357	-37 705
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	1 045 210	994 915
Käufe	-910 126	-1 114 453
Übrige Wertpapiere im Handelsbestand		
Verkäufe	40 177	54 404
Käufe	-47 950	-52 587

in TEUR	2005	2004
	1.1.–31.12.	1.1.–31.12.
Andere Kapitalanlagen		
Verkäufe	55 624	64 423
Käufe	-92 122	-58 044
Verbundene Unternehmen und Beteiligungen		
Verkäufe	12 532	24 036
Käufe	-405	-18 883
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	12 205	–
Käufe	-460	-623
Kurzfristige Kapitalanlagen		
Veränderung	-166 847	-4 030
Übrige Veränderungen	-39 463	-26 318
Kapitalfluss aus Investitionstätigkeit	-1 798 907	-1 744 883
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	3 556	2 326
Gezahlte Dividende	-140 196	-131 897
Aufnahme langfristiger Verbindlichkeiten	337 326	745 410
Rückzahlung langfristiger Verbindlichkeiten	-9 203	-415 591
Kapitalfluss aus Finanzierungstätigkeit	191 483	200 248
IV. Währungskursdifferenzen	37 188	-3 211
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-15 890	90 539
Flüssige Mittel am Anfang der Periode	481 051	390 512
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-15 890	90 539
Flüssige Mittel am Ende der Periode	465 161	481 051
Ertragsteuern	-43 737	-54 694
Zinszahlungen	-133 751	-95 278

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2005

Die Segmentberichtberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	**Schaden-Rückversicherung**		**Personen-Rückversicherung**	
	2005	**2004**	**2005**	**2004**
	31.12.	**31.12.**	**31.12.**	**31.12.**
Aktiva				
Dauerbestand	324 208	346 569	22 349	18 930
Darlehen und Forderungen	476 725	357 384	40 219	9 061
Dispositiver Bestand	10 065 983	7 958 315	1 713 446	1 366 913
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	52 564	63 603	34 338	32 332
Handelsbestand	15 345	2 482	6 974	–
Übrige Kapitalanlagen	881 565	750 925	49 695	56 476
Kurzfristige Anlagen	336 110	181 907	166 824	147 600
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	277 828	245 096	47 342	46 027
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	12 430 328	9 906 281	2 081 187	1 677 339
Depotforderungen	206 646	161 804	6 497 292	5 706 555
Depotforderungen aus Finanzierungsgeschäften	–	1 522	278 028	216 382
Kapitalanlagen	12 636 974	10 069 607	8 856 507	7 600 276
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2 178 090	1 482 750	107 100	90 562
Anteil der Rückversicherer an der Deckungsrückstellung	–	–	94 089	101 634
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	131 957	77 944	950	1 429
Anteil der Rückversicherer an den übrigen Rückstellungen	-1 087	10 226	5 353	-323
Abgegrenzte Abschlusskosten	262 885	211 615	1 860 294	1 688 940
Abrechnungsforderungen	1 370 080	1 230 968	732 734	687 628
Übrige Segmentaktiva	2 234 829	1 937 405	167 942	213 950
Gesamt	18 813 728	15 020 515	11 824 969	10 384 096

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Gesamt	
2005	2004	2005	2004	2005	2004	2005	2004
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
81 375	84 219	–	–	30 785	30 785	458 717	480 503
96 376	28 416	–	–	132 662	260 085	745 982	654 946
1 136 026	1 373 711	1 912 719	1 307 301	768 293	865 373	15 596 467	12 871 613
1 209	1 143	–	–	–	–	88 111	97 078
515	–	–	–	–	–	22 834	2 482
63	75	706	1 846	–	36 657	932 029	845 979
161 173	25 955	105 509	174 519	142	20 690	769 758	550 671
12 655	13 400	118 256	154 253	9 080	22 275	465 161	481 051
1 489 392	1 526 919	2 137 190	1 637 919	940 962	1 235 865	19 079 059	15 984 323
1 455 396	3 084 639	12 086	12 293	-2 138	–	8 169 282	8 965 291
–	–	–	–	–	–	278 028	217 904
2 944 788	4 611 558	2 149 276	1 650 212	938 824	1 235 865	27 526 369	25 167 518
141 950	508 314	2 738 741	2 430 105	-426 855	-348 593	4 739 026	4 163 138
–	–	–	–	–	–	94 089	101 634
383	1 797	390 253	454 533	-60 015	-46 618	463 528	489 085
–	–	15 170	–	–	–	19 436	9 903
6 358	14 828	98 964	78 890	–	–	2 228 501	1 994 273
305 422	263 049	1 006 901	979 421	-48 032	-38 304	3 367 105	3 122 762
50 527	43 617	165 874	157 540	-1 268 019	-1 223 354	1 351 153	1 129 158
3 449 428	5 443 163	6 565 179	5 750 701	-864 097	-421 004	39 789 207	36 177 471

Aufteilung der versicherungstechnischen Passiva und der übrigen Verbindlichkeiten

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2005	2004	2005	2004
	31.12.	31.12.	31.12.	31.12.
Passiva				
Rückstellungen für noch nicht abgewickelte Versicherungsfälle	12 513 061	9 161 851	1 284 403	1 054 320
Deckungsrückstellungen	–	–	5 779 169	5 277 529
Rückstellungen für Prämienüberträge	1 181 376	964 304	21 057	26 047
Rückstellung für Gewinnanteile	119 164	106 671	36 439	33 294
Depotverbindlichkeiten	472 497	557 880	297 910	153 395
Depotverbindlichkeiten aus Finanzierungsgeschäften	–	–	2 287 462	1 601 459
Abrechnungsverbindlichkeiten	415 907	873 446	261 138	319 682
Langfristige Verbindlichkeiten	107 432	80 603	–	–
Übrige Segmentpassiva	1 492 279	1 214 938	1 150 229	1 320 088
Gesamt	16 301 716	12 959 693	11 117 807	9 785 814

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Konzern	
2005	2004	2005	2004	2005	2004	2005	2004
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
2 789 737	4 834 860	4 051 892	3 538 168	-429 052	-341 493	20 210 041	18 247 706
–	–	–	–	–	–	5 779 169	5 277 529
68 613	58 305	769 691	823 871	-63 167	-46 613	1 977 570	1 825 914
34 948	24 491	–	7 762	–	–	190 551	172 218
25 707	–	339 365	257 510	–	-13 149	1 135 479	955 636
155 490	119 439	–	–	–	–	2 442 952	1 720 898
108 495	187 713	400 915	366 264	-46 612	-39 330	1 139 843	1 707 775
–	–	67 602	–	1 370 497	1 115 738	1 545 531	1 196 341
220 240	141 425	887 386	600 433	-1 539 550	-1 259 911	2 210 584	2 016 973
3 403 230	5 366 233	6 516 851	5 594 008	-707 884	-584 758	36 631 720	33 120 990

SEGMENTBERICHTERSTATTUNG

zum 31. Dezember 2005

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2005	2004	2005	2004
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie	4 716 772	4 211 131	2 425 133	2 176 613
davon				
Aus Versicherungsgeschäften mit anderen Segmenten	151 890	124 099	18 369	68
Aus Versicherungsgeschäften mit externen Dritten	4 564 882	4 087 032	2 406 764	2 176 545
Verdiente Prämie für eigene Rechnung	3 920 010	3 456 244	2 257 613	1 956 345
Kapitalanlageergebnis	540 655	440 694	275 262	221 624
Aufwendungen für Versicherungsfälle für eigene Rechnung	3 506 809	2 630 008	1 415 209	1 212 593
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	257 954	241 165
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	823 864	639 326	684 142	589 555
Aufwendungen für den Versicherungsbetrieb	91 476	88 411	59 315	55 953
Übriges Ergebnis	-73 268	-76 195	-23 128	-2 038
Operatives Ergebnis (EBIT)	-34 752	462 998	93 127	76 665
Zinsen auf Hybridkapital	–	–	–	–
Ergebnis vor Steuern	-34 752	462 998	93 127	76 665
Steueraufwand	-49 831	160 278	24 101	30 038
Jahresüberschuss	15 079	302 720	69 026	46 627
davon				
Anderen Gesellschaftern zustehendes Ergebnis	10 738	32 061	9 421	8 577
Konzernüberschuss	4 341	270 659	59 605	38 050

Finanz-Rückversicherung		Specialty Insurance		Konsolidierung		Konzern	
2005	2004	2005	2004	2005	2004	2005	2004
1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
924 140	1 183 268	1 774 141	2 121 144	-171 652	-125 588	9 668 534	9 566 568
1 393	1 421	–	–	-171 652	-125 588	–	–
922 747	1 181 847	1 774 141	2 121 144	–	–	9 668 534	9 566 568
833 808	1 206 144	743 317	955 125	-15 919	1 535	7 738 829	7 575 393
234 674	342 159	58 002	37 547	15 071	37 907	1 123 664	1 079 931
683 166	1 182 572	518 979	771 964	-14 542	-1 079	6 109 621	5 796 058
–	–	–	–	–	–	257 954	241 165
310 136	247 757	175 121	248 508	-11 543	-5 157	1 981 720	1 719 989
5 657	4 088	76 630	80 875	-2 107	-789	230 971	228 538
7 291	9 436	-43 203	-32 859	-27 721	-29 160	-160 029	-130 816
76 814	123 322	-12 614	-141 534	-377	17 307	122 198	538 758
–	–	–	–	74 216	67 320	74 216	67 320
76 814	123 322	-12 614	-141 534	-74 593	-50 013	47 982	471 438
15 464	20 835	-10 181	-50 803	-12 992	-22 190	-33 439	138 158
61 350	102 487	-2 433	-90 731	-61 601	-27 823	81 421	333 280
11 931	13 558	–	–	–	-814	32 090	53 382
49 419	88 929	-2 433	-90 731	-61 601	-27 009	49 331	279 898

Unsere sekundäre Segmentberichterstattung basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen[1]

in TEUR	2005	2004
	31.12.	31.12.
Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		
Deutschland	5 138 837	4 765 447
Großbritannien	1 003 165	996 060
Frankreich	989 583	852 254
Übrige	2 093 018	2 480 760
Europa	9 224 603	9 094 521
USA	7 677 451	5 008 610
Übrige	571 724	478 971
Nordamerika	8 249 175	5 487 581
Asien	239 891	102 971
Australien	410 876	495 386
Australasien	650 767	598 357
Afrika	245 946	174 576
Übrige	243 407	148 237
Gesamt	18 613 898	15 503 272

Gebuchte Bruttoprämie[1]

in TEUR	2005	2004
	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie		
Deutschland	1 297 181	1 311 544
Großbritannien	1 602 793	1 081 063
Frankreich	351 008	438 730
Übrige	936 382	849 280
Europa	4 187 364	3 680 617
USA	3 933 255	4 453 953
Übrige	374 399	311 586
Nordamerika	4 307 654	4 765 539
Asien	384 678	362 922
Australien	374 992	345 720
Australasien	759 670	708 642
Afrika	239 469	244 230
Übrige	174 377	167 540
Gesamt	9 668 534	9 566 568

[1] Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle

1. Allgemeine Informationen

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") betreiben alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance und unterhalten Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Mit einem Prämienvolumen von rund 10 Mrd. EUR ist die Hannover Rück eine der größten Rückversicherungsgruppen der Welt. Die weltweite Infrastruktur der Hannover Rück besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird exklusiv von der Tochtergesellschaft E+S Rück betrieben. In Hannover beschäftigen wir über 800 Mitarbeiter – weltweit sind es rund 2.000. Die Hannover Rück AG ist eine Aktiengesellschaft mit Sitz in der Karl-Wiechert-Allee 50, 30625 Hannover, Deutschland.

Die Hannover Rück AG ist eine Tochtergesellschaft der Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört.

2. Aufstellungsgrundsätze und Erstanwendung der IFRS

Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen werden. Nach § 291 Abs. 3 Nr. 1 HGB entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der vorliegende Konzernabschluss und -lagebericht der Hannover Rück wurde gemäß der EU-Verordnung (EG) Nr. 1606/2002 erstmalig nach den International Financial Reporting Standards (IFRS), wie sie in der EU anzuwenden sind, aufgestellt. Die EU-Verordnung verpflichtet alle kapitalmarktorientierten Unternehmen mit Sitz in der EU, ihre Konzernabschlüsse für nach dem 31. Dezember 2004 beginnende Geschäftsjahre ausschließlich auf der Grundlage der IFRS zu erstellen. Wir haben ebenfalls die nach § 315a Abs. 1 HGB ergänzend anzuwendenden Vorschriften und die ergänzenden Bestimmungen der Satzung der Hannover Rück AG in der Fassung vom 14. Juni 2005 berücksichtigt.

Den Konzernabschluss für das Geschäftsjahr 2004 haben wir gemäß den US-amerikanischen Rechnungslegungsgrundsätzen (US GAAP) aufgestellt und veröffentlicht. Ergänzend wurde für das Geschäftsjahr 2004 ein Konzernabschluss nach IFRS erstellt.

Die Umstellung auf IFRS erfolgte in Übereinstimmung mit den in IFRS 1 „First-time Adoption of International Financial Reporting Standards" enthaltenen Anwendungsvorschriften. Danach haben wir alle zum 31. Dezember 2005 geltenden IFRS-Vorschriften sowie alle vom International Financial Reporting Interpretations Committee (IFRIC) verabschiedeten Interpretationen vollständig angewendet und eine entsprechende Anpassung der Vorjahresvergleichsperiode vorgenommen. Auf dieser Grundlage bezieht sich die Eröffnungsbilanz der Hannover Rück nach IFRS auf den 1. Januar 2004, der somit den Übergangszeitpunkt auf IFRS für die Hannover Rück darstellt. Die kumulierten Auswirkungen der Änderungen aus der Umstellung wurden direkt mit dem Eigenkapital verrechnet (vgl. Kapitel 3 „Überleitung von US GAAP auf IFRS").

Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als „International Financial Reporting Standards (IFRS)" bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren

Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, wird der Begriff IFRS gebraucht.

Darüber hinaus wurden die vom Deutschen Rechnungslegungs-Standards-Committee (DRSC) verabschiedeten deutschen Rechnungslegungsstandards (DRS) beachtet, soweit sie den derzeit geltenden IFRS nicht entgegenstehen.

Die nach § 161 des Aktiengesetzes vorgeschriebene Entsprechenserklärung zum Deutschen Corporate Governance Kodex ist abgegeben und den Aktionären zugänglich gemacht worden.

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden überwiegend auf den Stichtag 31. Dezember aufgestellt. Eine Erstellung von Zwischenabschlüssen für die Konzerngesellschaften mit abweichenden Stichtagen ist gemäß IAS 27.27 nicht erforderlich, da deren Abschlussstichtage nicht mehr als drei Monate vor dem Konzernabschlussstichtag liegen.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf IFRS übergeleitet.

Der Konzernabschluss wurde in Euro (EUR) aufgestellt, die Darstellung der Betragsangaben erfolgt gerundet auf Tausend EUR und, soweit die Transparenz dadurch nicht beeinträchtigt wird, gerundet auf Mio. EUR. Betragsangaben in Klammern beziehen sich auf das Vorjahr.

Der vorliegende Konzernjahresabschluss wurde vom Aufsichtsrat geprüft, in der Aufsichtsratsitzung am 22. März 2006 gebilligt und damit zur Veröffentlichung freigegeben.

3. Überleitung von US GAAP auf IFRS

Die grundsätzliche Vorgehensweise bei der Umstellung auf IFRS wird in Ergänzung zu den Einzelvorschriften spezifischer Standards in IFRS 1 „First-time Adoption of International Financial Reporting Standards" geregelt. IFRS 1 enthält optionale und verpflichtende Ausnahmen von dem in IFRS 1.7 formulierten Grundsatz, dass sämtliche am ersten Abschlussstichtag 31. Dezember 2005 geltenden IFRS retrospektiv, d. h. als sei schon immer nach den aktuellen IFRS bilanziert worden, anzuwenden sind.

Im Folgenden werden die wesentlichen Wahlrechte, von denen die Hannover Rück Gebrauch macht, erläutert.

Unternehmenszusammenschlüsse vor dem Übergangszeitpunkt

IFRS 1 sieht grundsätzlich vor, dass sämtliche Unternehmenszusammenschlüsse zum 31. Dezember 2005 unter retrospektiver Anwendung des IFRS 3 „Business Combinations" zu bilanzieren sind. Das hätte zur Konsequenz, dass für sämtliche Unternehmenszusammenschlüsse der Vergangenheit die Konsolidierung neu durchzuführen wäre. Die Befreiungsvorschriften des IFRS 1.15 sehen vor, dass auf Unternehmenszusammenschlüsse, die vor dem Übergangszeitpunkt nach anderen Rechnungslegungsvorschriften abgebildet wurden, IFRS 3 nicht angewendet werden muss, sondern die bisherigen Konsolidierungsmethoden und Bewertungen beibehalten werden können. Die Hannover Rück wendet die Vorschriften an. Auf Grund der Beibehaltung der bisherigen Bilanzierung, die in Übereinstimmung mit

SFAS 141 „Business Combinations" vorgenommen wurde, ergeben sich aus der Umstellung auf IFRS zum 1. Januar 2004 keine Effekte.

Ansatz von bestimmten Vermögenswerten und Schulden zum beizulegenden Zeitwert oder Neubewertung („deemed cost")

Alle immateriellen Vermögenswerte, langfristige Vermögenswerte aus Sachanlagen und nach der Anschaffungskostenmethode bewertete Anlageimmobilien sind mit den nach IFRS ermittelten fortgeführten Anschaffungs- oder Herstellungskosten zu bewerten. Von den in IFRS 1 par. 16 bis par. 19 enthaltenen Erleichterungen, langfristige Vermögenswerte mit dem beizulegenden Zeitwert oder mit einem nach IFRS fortgeschriebenen Wert aus einer früheren Neubewertung anzusetzen, macht die Hannover Rück keinen Gebrauch.

Angaben zu Finanzinstrumenten und Versicherungsverträgen

IFRS 1 par. 36A eröffnet die Möglichkeit, die Regelungen der Standards IAS 32 „Financial Instruments: Presentation and Disclosure" und IAS 39 „Financial Instruments: Recognition and Measurement" sowie die Vorschriften des IFRS 4 „Insurance Contracts" nicht für die Vergleichsangaben der Vorperiode anzuwenden. Von der Erleichterungsvorschrift macht Hannover Rück keinen Gebrauch.

Die gemäß IFRS 1 als verpflichtend anzusehenden Ausnahmen von den Grundregeln der IFRS-Standards hat die Hannover Rück beachtet. Im Einzelnen handelt es sich dabei um folgende Regelungen:

Ausbuchung finanzieller Vermögenswerte oder finanzieller Schulden vor dem 1. Januar 2004

Die Regeln zur Ausbuchung von Finanzinstrumenten nach IAS 39 sind ab dem Stichtag der Eröffnungsbilanz zum 1. Januar 2004 prospektiv anzuwenden. Das bedeutet, dass vor diesem Zeitpunkt unter vorherigen Rechnungslegungsgrundsätzen ausgebuchte Finanzinstrumente nicht nach den IFRS-Standards anzusetzen sind, sofern diese nicht auf Grund einer späteren Transaktion oder eines späteren Ereignisses wieder anzusetzen sind.

Schätzungen

Im Rahmen der IFRS Eröffnungsbilanz werden bei Schätzungen die gleichen Annahmen getroffen, wie bei der Erstellung der Konzernabschlüsse nach bisherigen Rechnungslegungsgrundsätzen, es sei denn, diese Annahmen waren objektiv falsch.

Überleitung des Konzern-Eigenkapitals und -Ergebnisses

Überleitung des Konzern-Eigenkapitals

1.1.2004		Überleitung			
in TEUR	US GAAP	Kapitalanlagen IAS 32/39	Währungsumrechnung IFRS 1/IAS 21	Übrige Effekte	IFRS
Gezeichnetes Kapital und Kapitalrücklage	845 159	–	–	–	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile					
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	160 862	-5 571	–	–	155 291
Gewinne und Verluste aus der Währungsumrechnung	-340 938	–	333 117	–	-7 821
Übrige Eigenkapitalveränderungen	-22 685	21 861	–	1 140	316
Gewinnrücklagen	1 762 252	-42 108	-333 117	-19 424	1 367 603
Eigenkapital ohne Anteile anderer Gesellschafter	2 404 650	-25 818	–	-18 284	2 360 548
Anteile anderer Gesellschafter					485 232
Eigenkapital					2 845 780

31.12.2004		Überleitung			
in TEUR	US GAAP	Kapitalanlagen IAS 32/39	Währungsumrechnung IFRS 1/IAS 21	Übrige Effekte	IFRS
Gezeichnetes Kapital und Kapitalrücklage	845 159	–	–	–	845 159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile					
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	170 496	19 893	–	–	190 389
Gewinne und Verluste aus der Währungsumrechnung	-413 259	–	371 850	–	-41 409
Übrige Eigenkapitalveränderungen	-2 890	–	–	1 293	-1 597
Gewinnrücklagen	1 957 178	-34 626	-371 850	-18 091	1 532 611
Eigenkapital ohne Anteile anderer Gesellschafter	2 556 684	-14 733	–	-16 798	2 525 153
Anteile anderer Gesellschafter					531 328
Eigenkapital					3 056 481

Überleitung der Konzern-Gewinn- und Verlustrechnung für das Geschäftsjahr 2004

1.1.–31.12.2004		Überleitung			
in TEUR	US GAAP	Kapitalanlagen IAS 32/39	Währungsumrechnung IFRS 1/IAS 21	Übrige Effekte	IFRS
Konzernüberschuss	309 140	7 482	-38 733	2 009	279 898
Anderen Gesellschaftern zustehendes Ergebnis					53 382
Jahresüberschuss					333 280
Ergebnis je Aktie in EUR	2,56				2,32

Anteile anderer Gesellschafter

Nach IAS 1 „Presentation of Financial Statements" ist im Unterschied zu US GAAP der Ausgleichsposten für die Anteile anderer Gesellschafter innerhalb des Konzerneigenkapitals gesondert darzustellen. Somit waren dem Eigenkapital in der IFRS-Eröffnungsbilanz Anteile anderer Gesellschafter in Höhe von 485,2 Mio. EUR sowie zum 31. Dezember 2004 in Höhe von 531,3 Mio. EUR nach Steuern zuzurechnen.

Während nach US GAAP der Anteil des anderen Gesellschaftern zustehenden Ergebnisses den Jahresüberschuss bzw. -fehlbetrag kürzt, ist dieser nach den IFRS-Regelungen im Anschluss an den Jahresüberschuss gesondert als Gewinnverwendung („davon"-Vermerk) darzustellen. Durch diesen Ausweisunterschied erhöhte sich der Jahresüberschuss des Geschäftsjahres 2004 nach IFRS um 53,4 Mio. EUR auf 333,3 Mio. EUR im Vergleich zu dem für die gleiche Periode nach US GAAP ausgewiesenen Jahresüberschuss.

Kapitalanlagen

Gemäß IAS 39 „Financial Instruments: Recognition and Measurement" in der im Geschäftsjahr 2005 anzuwendenden Fassung ist eine Änderung der von der Hannover Rück bisher angewandten Aufgreifkriterien zur Feststellung von Wertberichtigungsbedarf bei Aktien erforderlich. Wertberichtigungen sind vorzunehmen, wenn objektive Kriterien darauf hindeuten, dass die Anschaffungskosten nicht realisiert werden können. Die Hannover Rück betrachtet Aktien nach IAS 39 als wertgemindert, wenn deren Zeitwert signifikant, d. h. um mindestens 20 % oder dauerhaft, d. h. für mindestens neun Monate unter die Anschaffungskosten sinkt. Nach US GAAP haben wir Aktien als wertgemindert eingestuft, wenn deren Zeitwert während der zurückliegenden sechs Monate dauerhaft 80 % der Anschaffungskosten unterschritten hat.

Übereinstimmend mit US GAAP sind nach IAS 39 par. 69 erfolgswirksame Wertaufholungen für Aktien nach bereits vorgenommenen außerplanmäßigen Abschreibungen untersagt. Im Unterschied zu US GAAP kommt bei wertberichtigten Aktien die Anpassung der Anschaffungskostenbasis nicht in Betracht. Der Wertberichtigungsbedarf wird zu jeder Berichtsperiode anhand der Kriterien der Hannover Rück überprüft. Wenn eine Aktie auf Grund dieser Kriterien als wertgemindert zu betrachten ist, so ist nach IAS 39 par. 68 eine Wertberichtigung in Höhe des Zeitwerts abzüglich der historischen Anschaffungskosten und abzüglich vorheriger Wertberichtigungen zu erfassen.

Der Standard IAS 39 ist retrospektiv anzuwenden. Dadurch war in der IFRS-Eröffnungsbilanz eine Umgliederung kumulierter Abschreibungen aus Geschäftsjahren vor dem Umstellungszeitpunkt in Höhe von 17,4 Mio. EUR aus den Gewinnrücklagen in die nicht ergebniswirksamen Eigenkapitalanteile vorzunehmen.

Im Rahmen der Erstanwendung des IAS 39 haben wir bestimmte festverzinsliche Wertpapiere unter der Kategorie Darlehen und Forderungen ausgewiesen und zu fortgeführten Anschaffungskosten bewertet. Unter US GAAP waren diese Papiere im dispositiven Bestand enthalten und zum Marktwert bewertet worden. Die gesamten Änderungen in dieser Kategorie führten in der IFRS-Eröffnungsbilanz zu einem Abbau der nicht realisierten Kursgewinne aus Kapitalanlagen in Höhe von 0,6 Mio. EUR nach Steuern.

Ein weiterer Effekt resultiert aus der Bewertung unserer Beteiligungen an Private-Equity-Gesellschaften nach IAS 39 zu Marktwerten, näherungsweise zum Wert des Nettovermögens („Net Asset Value"). Unter US GAAP wurden diese Beteiligungen zu Anschaffungskosten bilanziert. Durch die Änderung wurden die nicht ergebniswirksamen Eigenkapitalanteile um 0,8 Mio. EUR nach Steuern erhöht.

Wir haben Effekte aus der Marktbewertung von Zinsswaps in Höhe von 21,9 Mio. EUR aus den übrigen Eigenkapitalveränderungen in die nicht realisierten Kursverluste aus Kapitalanlagen umgegliedert. Diese

Zinsswaps sind im Rahmen der Begebung der variabel verzinslichen Anleihe über 400,0 Mio. USD abgeschlossen worden. Zu weiteren Erläuterungen verweisen wir auf Kapitel 8.8 „Anleihen und langfristige Verbindlichkeiten".

Weitere Effekte, die insgesamt zu einem Abbau der nicht realisierten Kursgewinne aus Kapitalanlagen in Höhe von 1,3 Mio. EUR nach Steuern führten, beruhen im Wesentlichen auf der Umstellung der notierten Markbewertung von der Basis des Mittelkurses auf den Geldkurs.

Die oben dargestellten Änderungen führten zu insgesamt um 16,3 Mio. EUR gestiegenen, nicht realisierten Kursgewinnen aus Kapitalanlagen. Zusammen mit der Umgliederung aus den sonstigen Eigenkapitalveränderungen ergab sich in der IFRS-Eröffnungsbilanz ein um 5,6 Mio. EUR niedrigerer Ausweis dieses Postens. Zum 31. Dezember 2004 erhöhten sich die nicht realisierten Kursgewinne im Vergleich zu den für den gleichen Zeitpunkt nach US GAAP ausgewiesenen Beträgen um insgesamt 19,9 Mio. EUR.

Der Rückgang der Gewinnrücklagen in der IFRS-Eröffnungsbilanz in Höhe von 42,1 Mio. EUR ist im Wesentlichen auf die höheren kumulierten Abschreibungen auf Aktien sowie die Markt- und Währungsbewertung unserer Beteiligungen an Private-Equity-Gesellschaften in Höhe von 13,7 Mio. EUR nach Steuern und Minderheiten zurückzuführen. Des Weiteren beruht der Rückgang auf der Anwendung der so genannten „Fair Value Option" durch die Reklassifizierung bestimmter festverzinslicher Wertpapiere in die Kategorie „ergebniswirksam zum Zeitwert bewertete Finanzinstrumente". Unter US GAAP wurden diese Wertpapiere überwiegend im dispositiven Bestand ausgewiesen. Durch die Umstellung waren somit die kumulierten Wertänderungen dieser Papiere seit dem Zeitpunkt ihrer Anschaffung mit den Gewinnrücklagen zu verrechnen.

Durch diese Änderungen wurden die Gewinnrücklagen zum 31. Dezember 2004 in Höhe von 34,6 Mio. EUR nach Steuern belastet.

Insgesamt wurde das Eigenkapital durch die Erstanwendung des IAS 39 in Höhe von 25,8 Mio. EUR in der IFRS-Eröffnungsbilanz und zum 31. Dezember 2004 in Höhe von 14,7 Mio. EUR reduziert.

Die aus der retrospektiven Anwendung von IAS 39 resultierende Ergebnisverbesserung im Geschäftsjahr 2004 ist im Wesentlichen auf die höheren realisierten Kursgewinne zurückzuführen. Ausgehend von den in der IFRS-Eröffnungsbilanz durch Wertberichtigungen um 17,4 Mio. EUR verminderten Buchwerten wurden im Geschäftsjahr erhöhte realisierte Gewinne in Höhe von 3,3 Mio. EUR bei um 2,0 Mio. EUR gesunkenen Abschreibungen ausgewiesen.

Des Weiteren trugen die Wertschwankungen der im Vergleich zu US GAAP neu eingeführten Kapitalanlagekategorie der ergebniswirksam zum Zeitwert bewerteten Finanzinstrumente zu der Ergebnisänderung bei.

Dies führte insgesamt zu einer Ergebnisverbesserung aus Kapitalanlagen in Höhe von 7,5 Mio. EUR.

Währungsumrechnung

Nach IAS 21 „The Effects of Changes in Foreign Exchange Rates" müssen im Konzernabschluss Differenzen aus der Währungsumrechnung von Abschlüssen ausländischer Konzerngesellschaften als separater Posten im Eigenkapital ausgewiesen werden. Die optionalen Ausnahmeregelungen des IFRS 1 par. 21 und par. 22 sehen vor, dass in Abweichung von der Grundregel sämtliche Umrechnungsdifferenzen aus der Konsolidierung ausländischer Konzerngesellschaften in der IFRS-Eröffnungsbilanz erfolgsneutral realisiert werden. Die Hannover Rück wendet diese Ausnahmeregelung an.

Durch die Änderung wurden die Gewinnrücklagen in der IFRS-Eröffnungsbilanz um 250,3 Mio. EUR ergebnisneutral reduziert, indem in gleicher Höhe eine Umgliederung aus den nicht ergebniswirksamen Eigenkapitalveränderungen in die Gewinnrücklagen vorgenommen wurde.

Dieser Effekt wirkte sich zum 31. Dezember 2004 in unveränderter Höhe aus.

Fremdwährungsgeschäfte in den Einzelabschlüssen von Konzerngesellschaften werden grundsätzlich zum Transaktionskurs in die Berichtswährung umgerechnet. Die Bilanzierung der aus der Umrechnung resultierenden Währungskursgewinne bzw. -verluste gemäß IAS 21 richtet sich nach dem Charakter der jeweils zu Grunde liegenden Bilanzposition. Während Umrechnungsdifferenzen aus monetären Posten in der Periode ihrer Entstehung zu Ertrag bzw. Aufwand führen, werden Umrechnungsdifferenzen aus nichtmonetären Posten zunächst erfolgsneutral in einem separaten Posten des Eigenkapitals ausgewiesen und erst mit ihrer Abwicklung ergebniswirksam realisiert. Die Anwendung dieser Vorschriften führte zu einer ergebnisneutralen Verringerung der Gewinnrücklagen in der IFRS-Eröffnungsbilanz in Höhe von 82,8 Mio. EUR nach Steuern.

Zum Jahresende 2004 wurden die Gewinnrücklagen auf Grund dieser Änderung in Höhe von 121,6 Mio. EUR nach Steuern belastet.

Durch diese Änderungen waren in der IFRS-Eröffnungsbilanz die nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von insgesamt 333,1 Mio. EUR durch Umgliederung in die Gewinnrücklagen erfolgsneutral zu entlasten. Die entsprechende Umgliederung zum Jahresende 2004 betrug 371,9 Mio. EUR.

Aus der dargestellten, geänderten Behandlung von Umrechnungsdifferenzen monetärer Posten im Rahmen der Anwendung von IAS 21 resultierte im Geschäftsjahr 2004 eine Minderung des Konzernüberschusses in Höhe von 38,7 Mio. EUR im Vergleich zu dem für den gleichen Zeitraum ausgewiesenen US GAAP-Ergebnis.

Übrige Effekte

• Rückversicherungsverträge

Im März 2004 hat das IASB mit dem Standard IFRS 4 „Insurance Contracts" erstmals einen Standard für die Bilanzierung von Versicherungsverträgen veröffentlicht und dabei das Projekt „Versicherungsverträge" in zwei Phasen aufgeteilt. IFRS 4 repräsentiert das Ergebnis der Phase I und ist eine Übergangsregelung, bis das IASB die Bewertung von Versicherungsverträgen mit Abschluss der Phase II festgelegt hat. Danach ist das versicherungstechnische Geschäft in Versicherungs- oder sog. Investmentverträge aufzuteilen. Verträge mit signifikantem Versicherungsrisiko sind als Versicherungsverträge zu betrachten. Verträge ohne signifikantes Versicherungsrisiko sind als sog. „Investmentverträge" zu klassifizieren. Der Standard ist für Rückversicherungsverträge ebenfalls anzuwenden.

Die Hannover Rück wendet den Standard für das Geschäftsjahr 2005 und das Vorjahr an. IFRS 4 regelt bestimmte Sachverhalte grundlegend, z. B. die Trennung eingebetteter Derivate und die Entflechtung von Einlagekomponenten. Unter Beachtung dieser grundsätzlichen Vorschriften des IFRS 4 und des IFRS-Rahmenkonzepts macht die Hannover Rück von der Möglichkeit Gebrauch, die bisher angewandten Bilanzierungs- und Bewertungsmethoden für versicherungstechnische Posten (US GAAP) beizubehalten. Das umfasst ebenfalls unseren Geschäftsbereich Kreditrückversicherung, den wir bisher in die versicherungstechnische Rechnung einbezogen haben und auch weiterhin einbeziehen werden.

• Trennung eingebetteter Derivate

Nach den Vorschriften des IFRS 4 par. 7 bis 9 sind bestimmte in Rückversicherungsverträgen eingebettete Derivate von dem zu Grunde liegenden Versicherungsvertrag zu trennen und separat gemäß IAS 39 zum Zeitwert zu bilanzieren. Schwankungen im Zeitwert der derivativen Komponenten sind in den Folgeperioden ergebniswirksam zu erfassen.

Im Rahmen einer einzelvertraglichen Analyse wurden Sachverhalte im Segment Personen-Rückversicherung identifiziert, bei denen diese Trennung erforderlich ist. Für die Zwecke der IFRS-Eröffnungsbilanz wurden die Werte der derivativen Komponenten dieser Verträge auf Basis von entsprechenden mathematischen Modellen ermittelt. Hierbei handelt es sich um eine aus der Erstanwendung des IFRS 4 resultierende Änderung unserer bisherigen Bilanzierungs- und Bewertungsmethoden, deren Auswirkungen aus Transaktionen vor dem Zeitpunkt des Übergangs auf IFRS resultieren. Gemäß IFRS 1 par. 11 haben wir die sich ergebenden Anpassungen in Höhe von 9,4 Mio. EUR vor Steuern in der IFRS-Eröffnungsbilanz direkt in den Gewinnrücklagen erfasst, die dadurch in Höhe von 5,6 Mio. EUR nach Steuern belastet wurden.

• Anpassungen von Schätzungen aus Geschäftsjahren vor dem Stichtag der IFRS-Konzerneröffnungsbilanz

Basierend auf den Ergebnissen der oben beschriebenen, einzelvertraglichen Analyse waren Schätzungen aus Vorjahren im Segment Personen-Rückversicherung anzupassen. Dies führte zu einer Erhöhung der Deckungsrückstellungen um 17,6 Mio. EUR vor Steuern und einer Reduzierung der abgegrenzten Abschlusskosten in Höhe von 11,1 Mio. EUR vor Steuern. Die erforderlichen Anpassungen in Höhe von 17,2 Mio. EUR nach Steuern wurden nach den Vorschriften des IFRS 1 par. 31 und par. 32 in der IFRS-Eröffnungsbilanz erfolgsneutral mit den Gewinnrücklagen verrechnet.

Aus den dargestellten Änderungen in der versicherungstechnischen Rechnung resultierte in der IFRS-Eröffnungsbilanz nach Berücksichtigung der Steuern in Höhe von 15,3 Mio. EUR und der Anteile anderer Gesellschafter am Eigenkapital in Höhe von 1,9 Mio. EUR eine Belastung der Gewinnrücklagen in Höhe von 20,9 Mio. EUR.

• Leistungen an Arbeitnehmer

Vermögenswerte und Schulden aus leistungsorientierten Pensionsplänen sind zum Übergangszeitpunkt grundsätzlich in Übereinstimmung mit IAS 19 zu bewerten. Hierfür ist es notwendig, für jeden Pensionsplan die versicherungsmathematischen Gewinne und Verluste seit dem Zusagedatum oder dem Inkrafttreten von IAS 19 retrospektiv zu ermitteln und fortzuschreiben. Wir machen von der in IFRS 1 par. 20 vorgesehenen Möglichkeit, abweichend von IAS 19 die Korridorregelung für die versicherungsmathematischen Gewinne und Verluste nicht anzuwenden, Gebrauch. Demnach haben wir bei der erstmaligen Anwendung von IFRS alle versicherungsmathematischen Gewinne oder Verluste aus leistungsorientierten Zusagen in der IFRS-Eröffnungsbilanz realisiert („Fresh Start"-Ansatz), wobei in der Gewinnrücklage eine entsprechende Erhöhung in Höhe von 1,5 Mio. EUR erfolgte. In den nachfolgenden Konzernabschlüssen wird die Korridormethode angewendet.

Im Wesentlichen durch die Anwendung der dargestellten Vorschriften wurden die Gewinnrücklagen in der IFRS-Eröffnungsbilanz in Höhe von 19,4 Mio. EUR nach Steuern abgebaut. In Summe belief sich die Minderung des Eigenkapitals aus übrigen Effekten auf 18,3 Mio. EUR. Zum 31. Dezember 2004

führten die Auswirkungen der Umstellung im Vergleich zu den für den gleichen Zeitpunkt ausgewiesenen Gewinnrücklagen nach US GAAP zu einem Abbau in Höhe von 18,1 Mio. EUR nach Steuern, während sich das Eigenkapital insgesamt um 16,8 Mio. EUR verringerte.

Klassifizierung der Kapitalanlagen

Klassifizierung der Kapitalanlagen zum 1. Januar 2004

in TEUR	US GAAP 31.12.2003	IFRS-Umstellung	IFRS 1.1.2004
Dauerbestand	498 695	16 314	515 009
Darlehen und Forderungen	–	256 059	256 059
Dispositiver Bestand	12 045 162	-210 715	11 834 447
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	–	109 562	109 562
Handelsbestand	2 402	213	2 615
Anteile an assoziierten Unternehmen	–	162 604	162 604
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	230 591	–	230 591
Sonstige Kapitalanlagen	633 886	-163 869	470 017
Kurzfristige Anlagen	569 592	1 073	570 665
Gesamt	13 980 328	171 241	14 151 569

Der Ausweis der Kapitalanlagen hat sich im Rahmen der IFRS-Umstellung um 171,2 Mio. EUR erhöht. Das ist in Höhe von 168,5 Mio. EUR auf den geänderten Ausweis der abgegrenzten Zinsen zurückzuführen, die nunmehr direkt bei den Kapitalanlagebeständen zu zeigen sind. Nach US GAAP wurden die abgegrenzten Zinsen in einer eigenen Position außerhalb der Kapitalanlagen ausgewiesen.

Durch die Erstanwendung von IAS 32 sind neue Anlagekategorien eingeführt worden. Allein 149,7 Mio. EUR der gesamten abgegrenzten Zinsen entfielen bestandserhöhend auf die unter US GAAP ausgewiesenen dispositiven Wertpapiere in Höhe von 12.045,2 Mio. EUR. Aus diesem kumulierten Bestand wurden nach Berücksichtigung der erforderlichen Umbewertungseffekte 256,1 Mio. EUR in Darlehen und Forderungen umgegliedert. Hinsichtlich der geänderten Bewertung verweisen wir auf unsere Erläuterungen zu den Auswirkungen der Umstellung aus Kapitalanlagen im Eigenkapital. Ferner wurden in Anwendung der „Fair Value Option" gemäß IAS 39 weitere Wertpapiere, die nach US GAAP im dispositiven Bestand ausgewiesen worden sind, zuzüglich abgegrenzter Zinsen in die ergebniswirksam zum Zeitwert bewerteten Finanzinstrumente umgegliedert, die somit in der IFRS-Eröffnungsbilanz in Höhe von 109,6 Mio. EUR ausgewiesen wurden. Dabei handelte es sich hauptsächlich um strukturierte Wertpapiere wie Wandelschuldverschreibungen und Katastrophenbonds. Sowohl die vorgenommenen Umgliederungen, die Änderung des Ausweises abgegrenzter Zinsen als auch die Umstellung der Marktbewertung von der Mittelkursbasis auf den Geldkurs ergaben insgesamt eine Verringerung des dispositiven Bestandes um -210,7 Mio. EUR auf 11.834,4 Mio. EUR.

Anteile an assoziierten Unternehmen sind nach IAS 28 gesondert auszuweisen. Dies führte zu einer Umgliederung in Höhe von 138,4 Mio. EUR aus den sonstigen Kapitalanlagen, in denen sie nach US GAAP enthalten waren. Zusätzlich ist nach IAS 28 par. 23 die Kapitalsanteilsmethode anzuwenden. Danach muss der auf die assoziierten Unternehmen entfallende Goodwill in Höhe von 24,2 Mio. EUR gemeinsam mit den Anteilen an assoziierten Unternehmen ausgewiesen werden. Nach US GAAP wurde

dieser Goodwill unter den sonstigen Vermögensgegenständen gezeigt. Unter Berücksichtigung dieser Änderungen waren in der IFRS-Eröffnungsbilanz Anteile an assoziierten Unternehmen in Höhe von 162,6 Mio. EUR auszuweisen.

Die übrigen Bestandsänderungen waren im Wesentlichen auf abgegrenzte Zinsen sowie auf die Sachverhalte, die zu den Auswirkungen der Umstellung aus Kapitalanlagen im Eigenkapital dargestellt wurden, zurückzuführen.

Des Weiteren wurden aus Versicherungsverträgen separierte eingebettete Derivate, wie oben beschrieben, erstmals unter den Kapitalanlagen ausgewiesen.

Effekte der Umstellung auf IFRS auf die Konzernkapitalflussrechnung zum 31. Dezember 2004

Der Vergleich der nach IAS 7 und SFAS 95 erstellten Kapitalflussrechnungen hat ergeben, dass Änderungen lediglich aus einer abweichenden Fondsabgrenzung und Umgliederungen zwischen einzelnen Bilanzpositionen resultieren. Davon abgesehen ergaben sich aus der Umstellung auf IFRS keine Effekte auf die Kapitalflüsse aus Finanzierungs-, Investitions- und operativer Tätigkeit.

4. Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden

Kapitalanlagen: Grundsätzlich erfassen wir den Erwerb und die Veräußerung finanzieller Vermögenswerte im Direktbestand bilanziell zum Erfüllungstag.

Finanzinstrumente des Dauerbestands bestehen aus nichtderivativen Anlagen, die feste oder bestimmbare Zahlungen bei einer festen Fälligkeit beinhalten, die mit der Absicht und Fähigkeit erworben werden, sie bis zur Endfälligkeit zu halten. Sie werden mit fortgeführten Anschaffungskosten bewertet. Die jeweiligen Agios oder Disagios werden nach der Effektivzinsmethode über die Laufzeit der Papiere ergebniswirksam getilgt. Abschreibungen nehmen wir bei dauerhafter Wertminderung vor.

Darlehen und Forderungen sind nichtderivative Finanzinstrumente, die feste oder bestimmbare Zahlungen bei einer festen Fälligkeit beinhalten und nicht an einem aktiven Markt notieren und die nicht kurzfristig veräußert werden. Sie werden mit fortgeführten Anschaffungskosten angesetzt; Agios und Disagios werden nach der Effektivzinsmethode bis zur Fälligkeit des Rückzahlungsbetrages ergebniswirksam ab- oder hinzugerechnet. Abschreibungen nehmen wir insoweit vor, als mit der Rückzahlung eines Darlehens nicht mehr zu rechnen ist.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente beinhalten den Handelsbestand sowie solche Wertpapiere, die seit Anschaffung als ergebniswirksam zum Marktwert bewertet klassifiziert worden sind. Ferner werden hier alle derivativen Finanzinstrumente ausgewiesen, die wir nicht zu Sicherungszwecken (Hedging) erworben haben. Des Weiteren werden hier alle strukturierten Wertpapiere erfasst, die bei Ausweis im dispositiven Bestand einer Zerlegung bedürft hätten, die seitens der Hannover Rück nicht vorgenommen wird. Wertpapiere des Handelsbestandes werden mit dem beizulegenden Zeitwert am Bilanzstichtag angesetzt. Liegen als Marktwerte keine Börsenkurse vor, bestimmen sich die Wertansätze insbesondere bei Derivaten nach anerkannten Bewertungsmethoden. Alle unrealisierten Gewinne oder Verluste aus dieser Bewertung erfassen wir im Ergebnis aus Kapitalanlagen. Handelsbestände umfassen alle festverzinslichen und nicht festverzinslichen Wertpapiere, die wir erworben

haben, um damit zu handeln und kurzfristig Gewinne zu erzielen. Realisierte und unrealisierte Gewinne oder Verluste bei Kapitalanlagen, die ergebniswirksam zum Marktwert bewertet werden, werden in der Periode, in der diese entstehen, direkt in der Gewinn- und Verlustrechnung berücksichtigt.

Finanzielle Vermögenswerte des dispositiven Bestands, die jederzeit veräußerbar sind, bilanzieren wir mit dem beizulegenden Zeitwert; dabei nehmen wir Zinsabgrenzungen vor. Unrealisierte Gewinne und Verluste aus Änderungen des Marktwertes von Papieren des dispositiven Bestandes werden bis auf die Währungsbewertungsdifferenzen der monetären Posten nach Abzug latenter Steuern im Eigenkapital bilanziert.

Die Ermittlung des beizulegenden Zeitwertes fest- und variabel verzinslicher Wertpapiere erfolgt in erster Linie über Preisfeststellungen öffentlich notierender Märkte bzw. Börsen, die auf „Bid"-Kursen basieren. Sofern diese Finanzinstrumente nicht an öffentlichen Märkten notieren, werden die Zeitwerte auf Basis der anerkannten Effektivzinsmethode berechnet oder anhand von anderen Finanzinstrumenten gleicher Bonitäts-, Laufzeit- und Rendite-Charakteristika geschätzt. Bei der Effektivzinsmethode werden stets die aktuellen Marktzinsniveaus in den relevanten Zinsbindungslaufzeitbereichen als Basis unterstellt. Die Ermittlung des beizulegenden Zeitwertes von Aktien und aktienähnlichen Finanzinstrumenten erfolgt ebenso in erster Linie über Preisfeststellungen öffentlich notierender Märkte bzw. Börsen.

Bei allen festverzinslichen und nicht festverzinslichen Wertpapieren werden dauerhafte Wertminderungen erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Zusätzlich bestimmt IAS 39.61 (rev. 2003), dass das wesentliche oder nachhaltige Absinken des beizulegenden Zeitwertes unter die Anschaffungskosten bei Wertpapieren mit Eigenkapitalcharakter als objektiver Hinweis auf eine Wertminderung gilt. Die Abschreibung erfolgt bei dauerhafter Wertminderung auf den beizulegenden Zeitwert zum Abschlussstichtag; wenn vorhanden, auf den öffentlich notierten Börsenkurs.

Verrechnung von Finanzinstrumenten: Finanzielle Vermögenswerte und Verbindlichkeiten wurden nur dann verrechnet und mit dem jeweiligen Nettobetrag bilanziell angesetzt, wenn dies rechtlich ausdrücklich (Gegenseitigkeit; Gleichartigkeit und Fälligkeit) festgehalten ist, also die Absicht besteht, solche Positionen auf einer Nettobasis auszugleichen und dieser Ausgleich simultan erfolgen kann.

Sonstige Kapitalanlagen werden überwiegend mit dem Nennwert angesetzt. Sofern diese Finanzinstrumente nicht an öffentlichen Märkten gelistet sind (z. B. Private Equities), werden sie mit dem letzten verfügbaren „Net Asset Value" angesetzt.

Anteile an assoziierten Unternehmen bewerten wir nach der „At Equity"-Methode mit dem anteiligen Eigenkapital, das auf den Konzern entfällt. Der den Konzern betreffende Anteil am Jahresergebnis eines assoziierten Unternehmens ist im Ergebnis aus Kapitalanlagen enthalten und wird gesondert ausgewiesen. In der Regel werden Eigenkapital und Jahresergebnis dem letzten verfügbaren Jahresabschluss des assoziierten Unternehmens entnommen.

Fremdgenutzten Grundbesitz setzen wir mit den Anschaffungs- bzw. Herstellungskosten, vermindert um planmäßige Abschreibungen und Wertminderungen an. Er wird linear über die erwartete Nutzungsdauer, maximal über 50 Jahre abgeschrieben. Bei der Prüfung auf Wertminderungsbedarf wird der Verkehrswert des fremdgenutzten Grundbesitzes nach anerkannten Bewertungsmethoden ermittelt und mit dem Bilanzwert verglichen. Unterhaltskosten und Reparaturen werden als Aufwand erfasst. Werterhöhende Aufwendungen aktivieren wir, sofern sie die Nutzungsdauer verlängern.

Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand werden zum Nennbetrag angesetzt.

Depotforderungen sind Forderungen der Rückversicherer an ihre Kunden in Höhe der von diesen vertragsgemäß einbehaltenen Bardepots; wir bilanzieren sie zu Anschaffungskosten (Nominalbetrag). Bonitätsrisiken werden entsprechend berücksichtigt.

Forderungen: Die Abrechnungsforderungen aus dem Rückversicherungsgeschäft und die Sonstigen Forderungen werden mit dem Nennwert angesetzt; soweit erforderlich, nehmen wir auf Basis einer Einzelbetrachtung Wertberichtigungen vor.

Abgegrenzte Abschlusskosten enthalten im Wesentlichen gezahlte Provisionen und andere variable Kosten, die in direktem Zusammenhang mit dem Abschluss oder der Verlängerung von bestehenden Rückversicherungsverträgen anfallen. Diese Abschlusskosten werden aktiviert und über die erwartete Laufzeit der zu Grunde liegenden Rückversicherungsverträge amortisiert. Abgegrenzte Abschlusskosten werden regelmäßig auf ihre Werthaltigkeit überprüft.

Anteil der Rückversicherer an den versicherungstechnischen Rückstellungen: Anteile unserer Retrozessionäre an den versicherungstechnischen Rückstellungen werden entsprechend den vertraglichen Bedingungen aus den versicherungstechnischen Bruttorückstellungen ermittelt. Bonitätsrisiken werden entsprechend berücksichtigt.

Immaterielle Vermögenswerte: Geschäfts- oder Firmenwerte (Goodwill) werden gemäß IFRS 3 „Business Combinations" nicht planmäßig, sondern nach einem jährlichen Werthaltigkeitstest gegebenenfalls außerplanmäßig abgeschrieben. Der Goodwill ist für Zwecke des Werthaltigkeitstests gemäß IAS 36 „Impairment of Assets" so genannten zahlungsmittelgenerierenden Einheiten („Cash Generating Units", CGU) zuzuordnen. Jede CGU, der ein Goodwill zugeordnet wird, soll die niedrigste Stufe, auf der ein Goodwill für interne Managementzwecke überwacht wird, repräsentieren und darf nicht größer sein als ein primäres oder sekundäres Segment. Nach Zuordnung des Goodwills ist für jede CGU der erzielbare Betrag zu ermitteln, der sich als höherer Betrag aus dem Vergleich von Nutzungswert und beizulegendem Zeitwert abzüglich der Veräußerungskosten ergibt. Der erzielbare Betrag ist mit dem Buchwert der CGU einschließlich Goodwill zu vergleichen. Wenn dieser den erzielbaren Betrag übersteigt, ist ein Wertminderungsaufwand zu erfassen. Die sonstigen immateriellen Vermögenswerte beinhalten im Wesentlichen erworbene und selbst erstellte Software. Der Ansatz erfolgt zu Anschaffungskosten abzüglich planmäßiger Abschreibungen. Ferner sind in den sonstigen immateriellen Vermögenswerten im Rahmen von Gesellschaftsübernahmen die Barwerte erwarteter künftiger Erträge aus den zum Zeitpunkt des Erwerbs bestehenden Lebensrückversicherungsbeständen enthalten (Present Value of Future Profits, PVFP); die Amortisation erfolgt entsprechend der Laufzeiten der zu Grunde liegenden erworbenen Verträge. Immaterielle Vermögenswerte werden regelmäßig auf ihre Werthaltigkeit hin überprüft und – sofern erforderlich – außerplanmäßig abgeschrieben.

Aktive Steuerabgrenzung: Aktive latente Steuern sind nach IAS 12 dann zu bilden, wenn Aktiva in der Konzernbilanz niedriger oder Passivposten höher zu bewerten waren als in der Steuerbilanz und sich diese Differenzen in der Zukunft mit steuerlicher Wirkung wieder ausgleichen (so genannte temporäre Differenzen). Auf steuerliche Verlustvorträge sind ebenfalls aktive latente Steuern anzusetzen. Sofern unrealisierte Verluste bei Wertpapieren direkt im Eigenkapital erfasst werden (vgl. Erläuterungen zu den Finanzinstrumenten des dispositiven Bestands), werden auch die daraus resultierenden aktiven latenten Steuern erfolgsneutral gebildet. Aktive latente Steuern werden wertberichtigt, sobald die Realisierung der Forderung nicht mehr wahrscheinlich ist.

Übrige Aktiva bilanzieren wir grundsätzlich mit den fortgeführten Anschaffungskosten. Eigengenutzter Grundbesitz wird wie fremdgenutzter Grundbesitz bewertet.

Versicherungstechnische Rückstellungen: Die versicherungstechnischen Rückstellungen werden in der Bilanz brutto ausgewiesen, das heißt vor Abzug des Anteils, der auf unsere Rückversicherer entfällt; vergleiche hierzu die Erläuterungen zum entsprechenden Aktivposten. Der Rückversicherungsanteil wird anhand der einzelnen Rückversicherungsverträge ermittelt und bilanziert.

Rückstellungen für noch nicht abgewickelte Versicherungsfälle werden für Zahlungsverpflichtungen aus Rückversicherungsfällen gebildet, die eingetreten, aber noch nicht abgewickelt sind. Sie werden unterteilt in Rückstellungen für am Bilanzstichtag gemeldete Rückversicherungsfälle und in solche für am Bilanzstichtag eingetretene, aber noch nicht gemeldete Rückversicherungsfälle (IBNR). Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle beruhen auf Schätzungen, die von den tatsächlichen Zahlungen abweichen können. In der Rückversicherung kann zwischen dem Eintritt eines versicherten Schadens, seiner Meldung durch den Erstversicherer und der anteiligen Bezahlung des Schadens durch den Rückversicherer erhebliche Zeit verstreichen. Angesetzt wird daher der bestmöglich geschätzte („Best Estimate") künftige Erfüllungsbetrag. Bei der Schätzung werden unter Verwendung versicherungsmathematischer Methoden Erfahrungen der Vergangenheit und Annahmen in Bezug auf die zukünftige Entwicklung berücksichtigt. Die künftigen Zahlungsverpflichtungen werden mit Ausnahme weniger Rückstellungen grundsätzlich nicht abgezinst.

Deckungsrückstellungen beinhalten die versicherungstechnischen Reserven für garantierte Ansprüche der Zedenten in der Personen-Rückversicherung. Deckungsrückstellungen werden grundsätzlich aus dem Barwert der künftigen Leistungen an die Zedenten abzüglich des Barwertes der von den Zedenten noch zu zahlenden Prämie nach versicherungsmathematischen Methoden ermittelt. In die Berechnung gehen Annahmen in Bezug auf Mortalität, Invalidität, Stornowahrscheinlichkeit und Zinsentwicklung ein. Die dabei verwendeten Rechnungsgrundlagen umfassen eine adäquate Sicherheitsmarge, die das Änderungs-, Irrtums- und Zufallsrisiko berücksichtigt. Die Rechnungsgrundlagen entsprechen denen der Prämienkalkulation und werden angepasst, sofern die ursprünglichen Sicherheitsmargen als nicht mehr ausreichend anzusehen sind.

Prämienüberträge entsprechen der bereits vereinnahmten Prämie, die auf künftige Risikoperioden entfällt. In der Rückversicherung werden zum Teil Pauschalsätze verwendet, soweit die für eine zeitanteilige Berechnung erforderlichen Daten nicht vorliegen.

Passive Steuerabgrenzung: Passive latente Steuern werden nach IAS 12 bilanziert, wenn Aktiva in der Konzernbilanz höher oder Passiva niedriger anzusetzen sind als in der Steuerbilanz und sich diese Differenzen in der Zukunft mit steuerlicher Wirkung wieder ausgleichen (so genannte temporäre Differenzen).

Langfristige Verbindlichkeiten beinhalten im Wesentlichen nachrangige Verbindlichkeiten, die im Liquidations- oder Konkursfall erst nach den Forderungen anderer Gläubiger erfüllt werden dürfen. Sie werden mit den fortgeführten Anschaffungskosten bewertet.

Eigenkapital: Die Positionen „Gezeichnetes Kapital" und die „Kapitalrücklagen" enthalten die von den Aktionären der Hannover Rückversicherung AG auf die Aktien eingezahlten Beträge. In den Gewinnrücklagen werden thesaurierte Gewinne ausgewiesen, die Konzernunternehmen der Hannover Rück in Vorperioden erzielt haben. Darüber hinaus wird bei einer retrospektiven Änderung von Bilanzierungs- und Bewertungsmethoden der Anpassungsbetrag für frühere Perioden im Eröffnungsbilanzwert der Gewinnrücklagen und vergleichbarer Posten der frühesten dargestellten Periode erfasst. Unrealisierte Gewinne und Verluste aus der Marktbewertung von Finanzinstrumenten des dispositiven Bestands werden in den kumulierten, nicht ergebniswirksamen Eigenkapitalanteilen unter den nicht realisierten Kursgewinnen/-verlusten aus Kapitalanlagen bilanziert. Aus der Währungsumrechnung der Einzelabschlüsse ausländischer Tochterunternehmen resultierende Umrechnungsdifferenzen werden unter den Gewinnen und Verlusten aus der Währungsumrechnung bilanziert.

Wesentliche Ermessensentscheidungen und Schätzungen

Im Konzernabschluss müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögenswerte und Verbindlichkeiten, die Angaben zu Eventualforderungen und -verbindlichkeiten am Stichtag und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Wesentliche Sachverhalte, die von solchen Annahmen und Schätzungen betroffen sind, sind zum Beispiel die Werthaltigkeit bedingter Rückversicherungsverpflichtungen, die Werthaltigkeit von Anteilen an assoziierten Unternehmen, die Bewertung von derivativen Finanzinstrumenten sowie Vermögenswerte und Verpflichtungen, die sich auf Leistungen an Arbeitnehmer beziehen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

Zur Bemessung der „Ultimate Liability" werden im Nichtlebensbereich für alle Sparten die erwarteten Endschadenquoten mittels aktuarieller Verfahren wie z. B. der Chain-Ladder-Methode berechnet. Basierend auf statistischen Dreiecken von Originalmeldungen der Zedenten wird die Entwicklung bis zum Ende der Abwicklung projiziert. Dabei wird in der Regel die Annahme unterstellt, dass sich die zukünftige Inflation der Schadenabwicklung analog dem Durchschnitt der in den Daten enthaltenen vergangenen Inflation darstellt. Die jüngeren Zeichnungsjahre aktuarieller Projektionen unterliegen naturgemäß einer größeren Unsicherheit, die mit vielfältigen Zusatzinformationen über Raten- und Konditionsverbesserungen des gezeichneten Geschäftes sowie Schadentrends erheblich reduziert werden kann. Die sich als Differenz zwischen Endschäden und gemeldeten Schäden ergebenden Beträge werden als Spätschadenreserve für eingetretene, aber noch nicht bekannte oder gemeldete Schäden zurückgestellt.

Auf Basis der Auswertung einer Vielzahl beobachtbarer Informationen können Schäden als große Einzelschadenereignisse klassifiziert werden. Die Bemessung von in diesem Zusammenhang bestehenden Verpflichtungen erfolgt im Rahmen eines gesonderten Prozesses, der im Wesentlichen auf einzelvertraglichen Schätzungen beruht.

Für weitere Informationen, beispielsweise hinsichtlich der Modellierung von Naturkatastrophenszenarien und der Annahmen im Bereich der Asbestose- und Umweltrisiken verweisen wir auf unsere Ausführungen in Kapitel 7 „Management versicherungstechnischer und finanzieller Risiken". Ferner verweisen wir auf unsere Darstellungen zu den versicherungstechnischen Rückstellungen in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden" und Kapitel 8.2 „Versicherungstechnische Aktiva und Passiva".

Auch im Lebensbereich hängt die Ermittlung der Reserven und Vermögenswerte entscheidend von aktuariellen Projektionen des gedeckten Geschäfts ab. Je nach Art des gedeckten Geschäfts werden so genannte Modellpunkte festgelegt. Die wesentlichen Unterscheidungsmerkmale beinhalten Alter, Geschlecht und Raucherstatus der versicherten Person, Tarif, Versicherungsdauer, Prämienzahldauer oder Versicherungshöhe. Für jeden Modellpunkt wird die Bestandsentwicklung simuliert, dabei sind die wesentlichen Eingabeparameter entweder vorbestimmt durch den Tarif (z. B. eingerechnete Kosten, Prämienhöhe, Rechnungszins) oder zu schätzen (z. B. Sterbe- oder Invaliditätswahrscheinlichkeiten, Stornowahrscheinlichkeiten). Diese Annahmen sind stark abhängig von länderspezifischen Parametern, Vertriebsweg, Qualität der Antragsprüfung und Schadenbearbeitung des Zedenten, Rückversicherungsform und anderer Rahmenbedingungen des Rückversicherungsvertrags. Aus der Überlagerung vieler Modellpunkte entsteht eine Projektion; dabei gehen u. a. Annahmen über die Bestandszusammensetzung und den unterjährigen Beginn der gedeckten Policen ein. Die Annahmen werden zu Beginn eines Rückversicherungsvertrags geschätzt und später an die tatsächliche Produktion angepasst.

Die Projektionen, auch mit unterschiedlichen Modellszenarien („konservative Annahmen" versus „Best Estimate"), sind Ausgangspunkt einer Reihe von Anwendungsgebieten, die die Quotierung, die Ermittlung von Bilanzansätzen und „Embedded Values" sowie einzelvertragliche Analysen, z. B. zur An-

gemessenheit der bilanzierten Rückversicherungsverbindlichkeiten („Liability Adequacy Test"), umfassen. Wir verweisen insoweit auf unsere Darstellungen zu den versicherungstechnischen Vermögenswerten und Rückstellungen in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden" und zum „Liability Adequacy Test" in Kapitel 8.2 „Versicherungstechnische Aktiva und Passiva".

Bei der Ermittlung der Bilanzansätze bestimmter Kapitalanlagen sind in einigen Fällen Annahmen zur Bestimmung von Marktwerten erforderlich. Wir verweisen insoweit auf unsere Ausführungen zu den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten sowie zu den Wertpapieren des dispositiven Bestands in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden". Bei der Ermittlung des Wertberichtigungsbedarfs nichtmonetärer Finanzinstrumente des dispositiven Bestands sind Annahmen über die anzuwendenden Aufgreifkriterien erforderlich. Wir verweisen auf unsere Darstellung in Kapitel 3 „Überleitung von US GAAP auf IFRS".

5. Konsolidierungskreis und -grundsätze

Konzernobergesellschaft ist die Hannover Rück AG. Voll konsolidiert wurden zehn inländische und sechzehn ausländische Einzelgesellschaften sowie drei ausländische Teilkonzerne. „At Equity" wurden vier inländische und drei ausländische assoziierte Gesellschaften konsolidiert.

In Übereinstimmung mit Ziffer 7.1.4 der Empfehlungen des Deutschen Corporate Governance Kodex in der Fassung vom 2. Juni 2005 sind in der nachfolgenden Tabelle auch die wesentlichen Beteiligungen an nicht konsolidierten Drittunternehmen aufgeführt.

Die Angaben zur Höhe des Eigenkapitals und des Ergebnisses des letzten Geschäftsjahres entstammen den lokalen Jahresabschlüssen der Gesellschaften.

In den Konzernabschluss einbezogene Unternehmen

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %		Höhe des Eigenkapitals	Ergebnis des letzten Geschäftsjahres
Verbundene Unternehmen mit Sitz in Deutschland				
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland	100,0	EUR	2 465 000	92 285
Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland	100,0	EUR	379 996	-4
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [1]	94,3	EUR	58 663	42
HAPEP II Holding GmbH, Hannover/Deutschland [1]	94,3	EUR	44 908	1 242
GbR Hannover Rückversicherung AG/ E+S Rückversicherung AG Grundstücksgesellschaft, Hannover/Deutschland	70,1	EUR	61 000	987
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Deutschland [1]	63,8	EUR	23 337	-36
HEPEP III Holding GmbH, Hannover/Deutschland [1]	63,8	EUR	8 178	-2
E+S Rückversicherung AG, Hannover/Deutschland [2]	55,8	EUR	442 281	22 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [1]	54,9	EUR	36 988	942
HEPEP II Holding GmbH, Hannover/Deutschland [1]	54,9	EUR	28 011	895

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils *am Kapital in %*	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres
Verbundene Unternehmen mit Sitz im Ausland				
E+S Reinsurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	153 559	6 572
Hannover Finance (Luxembourg) S.A., Luxemburg/Luxemburg	100,0	EUR	18 842	-19 089
Hannover Finance (UK) Limited, Virginia Water/Großbritannien	100,0	GBP	111 084	-9
Hannover Life Reassurance Company of America, Orlando/USA	100,0	USD	113 145	3 406
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	183 104	13 263
Hannover Life Reassurance (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	32 052	3 121
Hannover Re Advanced Solutions Ltd., Dublin/Irland[3]	100,0	EUR	31	–
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100,0	EUR	888 312	61 278
Hannover Reinsurance (Dublin) Ltd., Dublin/Irland	100,0	EUR	234 083	29 554
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,0	EUR	527 938	40 432
Hannover Services (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	736	50
International Insurance Company of Hannover Ltd., Bracknell/Großbritannien	100,0	GBP	74 669	1 328
Hannover Finance, Inc., Wilmington/USA[2] [4]	100,0	USD	638 778	-63 685
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:				
Praetorian Financial Group, Inc., Wilmington/USA[2] [4]	100,0	USD	407 699	1 324
Clarendon Insurance Group, Inc., Wilmington/USA[2] [4]	100,0	USD	508 025	-57 454
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	100,0	ZAR	127 629	24 450
Die Hannover Reinsurance Group Africa (Pty) Ltd. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:				
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika[2]	100,0	ZAR	84 067	15 717
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika[2]	100,0	ZAR	448 788	71 919
Hannover Re Real Estate Holdings, Inc., Orlando/USA[5]	94,0	USD	131 776	3 700
Die Hannover Re Real Estate Holdings, Inc. hält einen Teilkonzern, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:				
Hannover USA Real Estate Corporation, Orlando/USA[5]	100,0	USD	51 998	2 098
Summit at Southpoint Corporation, Jacksonville/USA[5]	100,0	USD	7 400	48

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres
5115 Sedge Corporation, Chicago/USA [5]	100,0	USD	2 010	167
Penates A, Ltd., Tortola/British Virgin Islands [5]	88,1	USD	82 814	5 960
WRH Offshore High Yield Partners, L.P., Wilmington/USA [5]	86,7	USD	50 190	2 866
Hannover Life Re of Australasia Ltd., Sydney, Australien	77,9	AUD	166 537	22 834
Assoziierte Unternehmen mit Sitz in Deutschland				
Oval Office Grundstücks GmbH, Hannover/Deutschland	50,0	EUR	63 092	1 428
DSP Deutsche-Senior-Partner AG, Bonn/Deutschland [6]	49,0	EUR	100	-509
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland [6]	31,2	EUR	70 728	7 039
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland [6]	25,0	EUR	76 654	6 857
Assoziierte Unternehmen mit Sitz im Ausland				
ITAS Assicurazioni S.p.A., Trient/Italien [2]	43,7	EUR	55 981	2 425
ITAS Vita S.p.A., Trient/Italien [2]	34,9	EUR	64 711	6 813
WPG CDA IV Liquidation Trust, Grand Cayman/Cayman Islands [6] [7] [8]	26,8	USD	1 974	-20
Beteiligungen in Deutschland				
Internationale Schule Hannover Region, Hannover/Deutschland [9]	11,1	EUR	815	75
Beteiligungen im Ausland				
Mediterranean Re, PLC, Dublin/Irland	33,3	USD	3 925	20
Inter Ocean Holdings Ltd., Hamilton/Bermuda [10] [11]	9,1	USD	71 501	-1 410

[1] *Geschäftsjahr zum 30. September 2005*
[2] *Vorläufige (untestierte) Zahlen*
[3] *Gesellschaft inaktiv*
[4] *Zahlenangaben nach IFRS*
[5] *Zahlenangaben nach US GAAP*
[6] *Geschäftsjahr zum 31. Dezember 2004*
[7] *Die Gesellschaft befindet sich in Liquidation*
[8] *Vormals: WPG Corporate Development Associates IV (Overseas) L.L.C.*
[9] *Geschäftsjahr zum 31. Juli 2005*
[10] *Konsolidierte Zahlen*
[11] *Geschäftsjahr zum 31. Oktober 2005*

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zu Grunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung

sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. In Übereinstimmung mit der bisherigen Vorgehensweise nach US GAAP werden gemäß IFRS 3 Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt. Anteile am Eigenkapital, die Konzernfremden zustehen, werden innerhalb des Konzerneigenkapitals ausgewiesen.

Der Anteil Konzernfremder am Ergebnis beträgt zum 31. Dezember 2005 32,1 Mio. EUR (53,4 Mio. EUR).

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Verbriefung von Rückversicherungsrisiken

Die Verbriefung von Rückversicherungsrisiken wird im Wesentlichen unter Verwendung von Zweckgesellschaften strukturiert. Diese sind nach SIC-12 „Consolidation – Special Purpose Entities" hinsichtlich ihrer Konsolidierungspflicht zu untersuchen. In Fällen, in denen die IFRS derzeit keine spezifischen Regelungen enthalten, stützt sich die Hannover Rück unter Anwendung von IAS 8 par. 12 im Rahmen der Analyse auch auf die relevanten US GAAP-Vorschriften.

Im Rahmen der Verbriefung (Portfolio-Linked Securitisation) bestimmter Rückversicherungsrisiken hat die Hannover Rück in den Jahren von 1993 bis 1999 Geschäft auf proportionaler Basis an eine Versicherungsgesellschaft in Form einer Special Purpose Entity retrozediert, die sich über die internationalen Kapitalmärkte refinanziert. Die Gesellschaft befindet sich seit Februar 2003 in Abwicklung, die im ersten Quartal 2006 voraussichtlich abgeschlossen sein wird. Aus den zum 31. Dezember 2005 in der Zweckgesellschaft verbleibenden Vermögenswerten in unveränderter Höhe von 1,3 Mio. EUR resultieren keine Verlustrisiken für die Hannover Rück.

Von März 2002 bis Dezember 2004 hat die Hannover Rück Naturkatastrophenrisiken (u. a. Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbebengefahren in Japan) sowie weltweites Luftfahrtgeschäft auf proportionaler Basis an eine Zweckgesellschaft retrozediert, die sich über die

internationalen Kapitalmärkte refinanziert hat. Die Transaktion wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Das Haftungskapital der Gesellschaft wurde in der zweiten Jahreshälfte des Geschäftsjahres 2005 vollständig an die Investoren zurückgezahlt.

Die Hannover Rück hält seit November 2000 stimmberechtigte Eigenkapitalanteile einer Zweckgesellschaft zur Verbriefung von Rückversicherungsrisiken in Frankreich und Monaco, die vertragsgemäß zum 18. November 2005 auslief. Die zur Besicherung ausgegebenen Bonds wurden vollständig an die Investoren zurückgezahlt. Die Zweckgesellschaft wird voraussichtlich im Geschäftsjahr 2006 aufgelöst.

Seit dem 20. September 2002 hält die Hannover Rück über ihre irische Tochtergesellschaft Hannover Life Reassurance (Ireland) Ltd. das Eigenkapital einer Zweckgesellschaft zum Aufkauf und der Abwicklung so genannter „Life Settlements". Das Gesamtfinanzierungsvolumen der Gesellschaft beträgt zum Bilanzstichtag 333,8 Mio. EUR. Eine Versicherungsgesellschaft trägt das vollständige versicherungstechnische Risiko der Zweckgesellschaft. Dieser Zedent retrozediert einen Teil des Risikos an die Hannover Rück. Der Vertrag ist mit Wirkung zum 30. Juni 2003 beendet worden. Die Zweckgesellschaft ist für die Aufnahme von Neugeschäft gesperrt und befindet sich in Abwicklung. Die Hannover Rück übt über keine ihrer Geschäftsbeziehungen mit der Gesellschaft einen kontrollierenden Einfluss aus.

Kapitalanlagen

Im Rahmen des Kapitalanlagemanagements beteiligt sich die Hannover Rück seit dem Jahr 1988 an einer Vielzahl von Zweckgesellschaften, die ihrerseits bestimmte Formen von Eigen- und Fremdkapitalanlagegeschäft tätigen. Im Ergebnis unserer Analyse der Geschäftsbeziehungen mit diesen Gesellschaften kamen wir zu dem Schluss, dass der Konzern in keiner dieser Transaktionen einen kontrollierenden Einfluss ausübt und daher keiner Konsolidierungsnotwendigkeit unterliegt.

Die Hannover Rück beteiligt sich über die Zeichnung bestimmter Kapitalmarktwertpapiere, so genannter „Disaster Bonds" (auch „Cat Bonds") seit Mai 1994 an einer Reihe von Zweckgesellschaften zur Verbriefung dieser Katastrophenrisiken. Auch bei diesen Transaktionen besteht auf Grund des fehlenden kontrollierten Einflusses seitens der Hannover Rück keine Konsolidierungspflicht.

6. Wesentliche Akquisitionen, Neugründungen und weitere gesellschaftsrechtliche Veränderungen

Die im Geschäftsjahr 2004 gegründete DSP Deutsche-Senior-Partner AG, Bonn, wurde im Geschäftsjahr 2005 nach der „At Equity"-Methode in den Konzernabschluss einbezogen.

Die seit dem Geschäftsjahr 2002 inaktive Hannover Re Sweden Insurance Company Ltd. wurde im April 2005 aufgelöst.

Mit dem Ziel einer segmentorientierten Restrukturierung des Hannover Rück-Konzerns wurden im Geschäftsjahr 2005 die folgenden Anteilsübertragungen und Gründungen von Zwischenholdings vorgenommen, die insgesamt keine Auswirkungen auf die Ertragslage des Konzerns hatten:

Im Rahmen von zwei Kapitalerhöhungen gegen Sacheinlage hat die Hannover Rück AG im August 2005 ihre Anteile an der Hannover Re (Bermuda) Ltd. sowie ihre Anteile an der Hannover Reinsurance (Ireland) Ltd. in die Hannover Rück Beteiligung Verwaltungs-GmbH eingebracht.

Im November 2005 hat die E+S Rück AG die Anteile an ihrer Tochtergesellschaft E+S Reinsurance (Ireland) Ltd., die in rückzahlbare Vorzugsaktien umgewandelt wurden, an diese zurückgegeben, nach-

dem die E+S Reinsurance (Ireland) Ltd. ihr gezeichnetes Kapital um 39,0 Mio. EUR erhöht hat. Die Kapitalerhöhung hat die Hannover Re (Ireland) Ltd. unter Einzahlung eines Aufgelds in Höhe von 128,0 Mio. EUR gezeichnet. Nach Herabsetzung des Nominalkapitals der E+S Reinsurance (Ireland) Ltd. um 39,0 Mio. EUR ist die Hannover Re (Ireland) Ltd. nunmehr alleinige Anteilseignerin der E+S Reinsurance (Ireland) Ltd.

Im September 2005 wurde die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH gegründet. Die Gesellschaft wurde seit dem dritten Quartal 2005 in den Konzernabschluss einbezogen. Das Stammkapital der Gesellschaft hat die Hannover Rück AG mittels Übertragung ihrer Anteile an der Hannover Life Reassurance (Ireland) Ltd. als Sacheinlage eingebracht. Des Weiteren hat die Hannover Rück AG im Dezember 2005 im Rahmen einer Kapitalerhöhung gegen Sacheinlage ihre Anteile an der Hannover Life Reassurance Company of America in die Gesellschaft eingelegt.

Im Rahmen der Umstrukturierungsmaßnahmen der Clarendon-Gruppe wurde im Juli 2005 die Praetorian Financial Group, Inc., Delaware, als Tochtergesellschaft der Hannover Finance, Inc. gegründet. In dem Zusammenhang wurden die Anteile an der Insurance Corporation of Hannover und der Redland Insurance Company von der Clarendon National Insurance Company auf die Hannover Finance, Inc. übertragen und von dieser als Sacheinlage in die Praetorian Financial Group, Inc. eingebracht.

7. Management versicherungstechnischer und finanzieller Risiken

7.1 Übergreifende Risikosteuerung

Im Rahmen der Steuerung der globalen Risiken erfolgt eine fortlaufende Überwachung der globalen Schadentrends. Im Berichtsjahr wurden insbesondere die Komplexe Asbest, Silica, Umweltschäden, EMF und Pharmarisiken betrachtet.

Die Entwicklungen der relevanten Rechtsgebiete wie auch der anzuwendenden Rechnungslegungsstandards (IFRS/US GAAP) werden ebenfalls kontinuierlich überwacht. Derzeit von besonderer Relevanz sind Entwicklungen des Aufsichtsrechts, der Compliance-Regelungen (insbesondere des Insider- und Kartellrechts) sowie des Steuerrechts. Eine Überwachung erfolgt durch spezialisierte Fachbereiche der Hannover Rück.

Eine Analyse der Frequenz und des Schadenumfangs von Naturkatastrophen durch Klimaveränderungen erfolgt bei der Hannover Rück anhand von detaillierten Simulationsmodellen (z. B. Sturmfrequenz und -intensitäten auf Grund des Klimawandels). Zu diesem Zweck nutzen wir anerkannte Simulationsmodelle und beschäftigen zusätzlich eigene Wissenschaftler mit der Qualitätssicherung lizenzierter Modelle und Entwicklung eigener Instrumente. Im Berichtsjahr waren für die Hannover Rück insbesondere die Hurrikane „Katrina", „Rita" und „Wilma" von Bedeutung. Unsere Schadenbelastung aus diesen Ereignissen belief sich dabei auf brutto 2.071,8 Mio. EUR, netto waren es 838,2 Mio. EUR. Die signifikanten Naturkatastrophen des Jahres 2005 haben Systemschwächen der Risikomodelle aufgezeigt. Als Sofortmaßnahme – zur risikoadäquaten Adjustierung unserer Kalkulationsbasis – berechnen wir zusätzliche Sicherheitsaufschläge auf die Ergebnisse der Simulationsmodelle.

Auch die Diversifizierung unseres Geschäfts ist eine risikoreduzierende Maßnahme. Die Diversifizierung führt zu einer Reduzierung der ansonsten notwendigen Eigenkapitalausstattung in der Schaden-Rückversicherung in Höhe von insgesamt ca. 50 % und dient gleichzeitig einem geschäftsfeldübergreifenden Risikoausgleich.

Diversifizierungseffekte halbieren den Kapitalbedarf


in %
100
75
50
25
0
13
7
18
9
16
13
20
100
81
83
69
65
57
57
50
Schaden
Schaden und Specialty
Schaden und Finanz
Schaden, Specialty und Finanz
Schaden und Personen
Schaden Specialty und Personen
Schaden, Finanz und Personen
Personen, Specialty, Finanz und Personen
Kapitalbedarf bei voller Diversifikationsberücksichtigung
Diversifikationsentlastung
(gegenüber linearer Addition der Geschäftsfelder)

Geschäftsfeldübergreifender Risikoausgleich


in Mio. EUR
450
400
350
300
250
200
150
100
50
0
-50
-100
-150
11
18
46
23
-76
267
43
40
30
154
355
42
99
47
167
280
89
36
272
-91
-27
49
49
60
4
-2
-61
2001
2002
2003
2004
2005
Schaden-Rückversicherung
Finanz--Rückversicherung
Personen-Rückversicherung
Specialty Insurance
Konsolidierung

Ein risikoübergreifendes Steuerungsinstrument ist die Durchführung von Stresstests bzw. Sensitivitätsanalysen. Ausgehend vom erwarteten Szenario für einen einjährigen Zeithorizont werden dabei mögliche zukünftige Auswirkungen von Änderungen entscheidender Kapitalmarkt- bzw. versicherungstechnischer Größen auf das Eigenkapital und den Gewinn untersucht. Das erwartete Szenario beinhaltet die Schätzungen der zukünftigen Entwicklungen entsprechend unserer Planungsrechnungen und basiert auf unserem internen Risikomodell. Im Rahmen der folgenden, beispielhaften Simulationsrechnung gehen wir von einem Eintritt der modellierten Ereignisse im Verlauf des Jahres 2006 aus.

Marktszenarien

in Mio. EUR	Auswirkung auf das prognostizierte Eigenkapital zum 31.12.2006
Anstieg der gesamten Zinskurve, von 200 Basispunkten beim Drei-Monats-Zins bis zu 100 Basispunkten beim Zehn-Jahres-Zins (mit einer linearen Interpolation dazwischen)	-465
Parallelverschiebung der Zinskurve um 100 Basispunkte nach unten	396
Rückgang der weltweiten Aktienmärkte um 35 %	-411

Stresstests für Naturkatastrophen nach Retrozessionen

in Mio. EUR	Auswirkung auf den prognostizierten Gewinn für das Jahr 2006
100-Jahres-Schaden Erdbeben Kalifornien	-270
100-Jahres-Schaden Sturm Europa	-281
100-Jahres-Schaden Sturm Florida	-382

Neben der Betrachtung von Einzelszenarien werden mit dem internen Modell weiterführende Untersuchungen durchgeführt. Hierbei werden für alle relevanten Größen mathematische Modelle benutzt, um eine große Zahl denkbarer zukünftiger Szenarien zu erzeugen. Daraus ergeben sich vielfältige Möglichkeiten, die Gesamtrisikosituation des Unternehmens besser zu verstehen. So lassen sich etwa bestimmte Wahrscheinlichkeitsaussagen für die Eigenkapitalentwicklung oder Dividendenzahlungen für verschiedene Zeithorizonte treffen.

7.2 Versicherungstechnische Risiken

Die Risiken im versicherungstechnischen Bereich können grundlegend in Zufalls-, Irrtums- und Änderungsrisiken unterteilt werden.

Zufallsrisiken beschreiben mögliche Abweichungen des kollektiven Effektivwertes der Schäden vom geschätzten Erwartungswert infolge zufälliger Schwankungen des Volumens oder der Anzahl von Schäden.

Irrtumsrisiken resultieren aus Abweichungen des kollektiven Effektivwertes der Schäden vom geschätzten Erwartungswert auf Grund einer unzutreffenden Schätzung der Wahrscheinlichkeitsverteilung des Gesamtschadens.

Änderungsrisiken beschreiben mögliche Abweichungen des kollektiven Effektivwertes der Schäden vom geschätzten Erwartungswert, weil sich die Wahrscheinlichkeitsverteilung des Gesamtschadens nach dem Zeitpunkt der Schätzung unerwartet – beispielsweise durch ökonomische oder rechtliche Abweichungen von den Schätzparametern – nachhaltig verändert.

Mit einer exakten Zuordnung von Schadenrealisationen auf die vorgenannten Risikokategorien sind häufig Abgrenzungsprobleme verbunden.

Für unser Management versicherungstechnischer Risiken ergeben sich daraus die folgenden, wesentlichen Schwerpunkte.

Im Hinblick auf das Prämien-/Leistungsrisiko in der Schaden-Rückversicherung wird die Entwicklung der Schaden-/Kostenquote im Zeitablauf beobachtet.

Entwicklung der kombinierten Schaden-/Kosten- und Großschadenquote über die letzten zehn Jahre

in %	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]	1997[2]	1996[2]
Schaden-/Kostenquote	112,8	97,2	96,0	96,3	116,5	107,8	111,1	108,1	99,5	100,4
davon Großschäden[3]	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5	1,5	2,7

1) auf US GAAP-Basis
2) auf HGB-Basis
3) Naturkatastrophen sowie sonstige Großschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der verdienten Nettoprämie

Im Nichtlebensbereich werden die Schadenreserven mittels aktuarieller Methoden ermittelt. Ausgangsbasis sind die Informationen unserer Zedenten. Zusätzlich zu den Schäden, die uns von unseren Zedenten gemeldet werden, stellen wir ggf. notwendige Zusatzreserven auf der Grundlage eigener Schadeneinschätzungen. Überdies bilden wir die so genannte Spätschadenreserve für Schäden, die voraussichtlich eingetreten, uns aber noch nicht bekannt gegeben worden sind. Diese Schäden betreffen hauptsächlich die Haftpflichtsparten. Die Spätschadenreserve des Hannover Rück-Konzerns betrug im Berichtsjahr 2.737,9 Mio. EUR. Sie wird differenziert nach Risikoklassen und Regionen berechnet. Insgesamt werden in 53 Teilsegmenten auf der Basis von statistischen Abwicklungsdreiecken und aktuariellen Methoden die erwarteten Endschadenquoten berechnet. Die Kalkulationen unserer Versicherungsaktuare werden zusätzlich von externen Aktuars- und Wirtschaftsprüfungsgesellschaften regelmäßig überprüft.

Die korrekte Bemessung der Schadenreserven für Asbest- und Umweltschäden ist durch eine hohe Komplexität gekennzeichnet. Zwischen Schadenverursachung und Schadenmeldung liegen zum Teil Jahrzehnte. Die Exponierung der Hannover Rück im Hinblick auf Asbest- und Umweltschäden ist relativ gering. Die relative Höhe dieser Reserven wird mittels der „Survival Ratio" gemessen. Die Kennzahl drückt aus, wie viele Jahre die Reserven ausreichen, wenn die durchschnittliche Höhe der Schadenzahlungen der letzten drei Jahre fortdauern würde. Am Ende des Berichtsjahres lag unsere Survival Ratio bei 26,0.

Rückstellungen für asbestbedingte Schäden und Umweltschäden

	2005			2004		
	Einzelschaden-rückstellungen in Mio. EUR	Spätschaden-rückstellungen in Mio. EUR	Survival Ratio in Jahren	Einzelschaden-rückstellungen in Mio. EUR	Spätschaden-rückstellungen in Mio. EUR	Survival Ratio in Jahren
Asbestbedingte Schäden/ Umweltschäden	21,9	133,6	26,0	21,6	96,3	29,7

Das von uns übernommene Geschäft verbleibt nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Zur Minimierung des Ausfallrisikos ist es wichtig, die Retrozessionäre unter Bonitäts-Gesichtspunkten sorgfältig auszuwählen. 93,2 % unserer Retrozessionäre sind mit einem so genannten Investment-Grade-Rating klassifiziert (AAA bis BBB), davon verfügen 90,1 % über ein Rating in der Kategorie A oder besser. Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,8 %. Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren am Bilanzstichtag weniger als 6,2 % unserer Forderungen aus dem Rückversicherungsgeschäft älter als 90 Tage.

Unsere Forderungen aus dem in Rückdeckung gegebenen Geschäft sind zu 32,6 % durch Depots oder Avalbürgschaften gesichert. Bei den meisten unserer Retrozessionäre sind wir auch Rückversicherer, d. h. es besteht grundsätzlich ein Aufrechnungspotenzial mit eigenen Verbindlichkeiten. Zusätzlich haben wir seit dem Jahr 2001 die Höhe der Forderungen um insgesamt 29,6 % gesenkt.

Forderungen gegenüber Rückversicherern

in Mrd. EUR	2001	2002	2003	2004	2005
Forderungen	6,8	6,2	4,4	4,2	4,7

Forderungen gegenüber Rückversicherern nach externen Ratingklassen

in %	AAA	AA	A	BBB	<BBB	ohne Rating
Forderungen	12,5	32,7	44,9	3,1	1,1	5,7

Durch unseren hohen Anteil des Maklergeschäfts entstehen potenzielle Ausfallrisiken (z.B. Verlust der durch den Zedenten an den Makler gezahlten Prämie bzw. Doppelzahlungen von Schäden). Das Risikopotenzial wird deshalb aktiv betrachtet und durch verschiedene Mechanismen minimiert. Alle Maklerbeziehungen werden turnusmäßig einmal jährlich auf Kriterien, wie Abschluss einer Berufshaftpflichtversicherung, Zahlungsverhalten und ordnungsgemäße Vertragsabwicklung überprüft.

Der Selbstbehalt, also der Teil der übernommenen Risiken, den wir nicht retrozedieren, hat sich in den letzten Jahren wie folgt entwickelt:

Selbstbehalt der gebuchten Bruttoprämie

in %	2005	2004	2003	2002	2001
Hannover Rück-Konzern	80,3	77,6	71,9	65,3	61,7
Schaden-Rückversicherung	84,4	83,0	72,2	62,7	67,8
Personen-Rückversicherung	92,8	90,2	85,1	86,9	73,7
Finanz-Rückversicherung	90,6	93,3	94,3	95,2	76,4
Specialty Insurance	40,1	40,6	46,4	37,8	27,4

Die Aggregatkontrolle ist ein Instrument der Risikosteuerung und dient der Vermeidung von Risikokonzentrationen und der Sicherung des Eigenkapitals. Ziel der Aggregatkontrolle ist, die Belastung des Hannover-Rück-Portefeuilles für bestimmte Naturkatastrophenszenarien und Wiederkehrperioden zu bestimmen. Es wird hierbei die Summe der erwarteten Haftungen aus einem oder mehreren Verträgen für eine bestimmte Land-Gefahrzonen-Kombination und einer bestimmten Wahrscheinlichkeit (z. B. 1 % Wahrscheinlichkeit = 100 Jahre Wiederkehrperiode) ermittelt.

Die Rückstellungen im Lebensbereich werden nach aktuariellen Grundsätzen unter Anwendung abgesicherter biometrischer Rechnungsgrundlagen ermittelt und basieren auf Portefeuilleinformationen unserer Zedenten. Die lokalen Aufsichtsbehörden stellen sicher, dass die von den Zedenten errechneten Rückstellungen allen Anforderungen hinsichtlich Berechnungsmethoden und Annahmen (z. B. Verwendung von Sterbe- und Invaliditätstafeln, Annahmen zur Stornowahrscheinlichkeit etc.) genügen. Durch die Vorfinanzierung von Abschlusskosten unserer Zedenten sind für uns auch das Stornorisiko sowie das Kreditrisiko von wesentlicher Bedeutung. In vielen Fällen hat das Zinsgarantierisiko – bedingt durch vertragliche Ausschlüsse, aber auch durch die Verwendung konservativer Annahmen – nur eine geringe Risikorelevanz. Zur Verminderung des Zinsänderungsrisikos wird unser Asset-Liability-Management stetig weiter entwickelt. Ein wesentliches Instrument unserer wertorientierten Steuerung im Bereich der Personen-Rückversicherung ist die konsequente Betrachtung der Entwicklung des Nettoportefeuillewertes (Value in Force) sowie darauf aufbauender Sensitivitätsanalysen, einem wichtigen Bestandteil der außerbilanziellen Embedded-Value-Berichterstattung. Im Rahmen der Analysen wird der Einfluss wichtiger Parameter (z. B. Bestandsfestigkeit, Diskontierungszins, Mortalität und Morbidität) auf den Nettoportefeuillewert simuliert. Dabei zeigt sich, dass dank der Diversifikation des Geschäfts das Risiko von negativen versicherungstechnischen Verläufen auf Grund von unvorhergesehenen Entwicklungen dieser Parameter gering ist.

7.3 Kapitalanlagerisiken

Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Marktpreisrisiken zählen insbesondere die Aktienkurs-, Zinsänderungs- sowie die Währungsrisiken. Ein wesentliches Instrument zur Steuerung der Marktpreisrisiken ist der Value at Risk (VaR). Die Ermittlung des VaR erfolgt auf Basis historischer Daten, z. B. der Volatilität. Im Rahmen dieser Berechnungen wird die Wahrscheinlichkeit ermittelt, mit der ein bestimmter Teil unseres Portefeuilles verloren wird. Die Berechnung dieses maximalen Verlustpotenzials erfolgt zu einem Konfidenzniveau von 95 % und einer Haltedauer von zehn Tagen. Stresstests sowie Sensitivitätsanalysen ergänzen unser Steuerungsinstrumentarium. Für die Hannover Rück-Gruppe bestehen konzernweit gültige detaillierte Kapitalanlagerichtlinien sowie festgelegte Verlustlimite, deren Einhaltung durch das Risikocontrolling sichergestellt wird.

Aktienkursrisiken resultieren aus ungünstigen Wertveränderungen – z. B. durch Verluste bestimmter Aktienindizes – der im Bestand gehaltenen Aktien und Aktien- bzw. Indexderivaten. Durch gezielte Diversifikation in verschiedene Branchen und Regionen streuen wir die Aktienkursrisiken.

Zinsänderungsrisiken bestehen aus einer ungünstigen Wertveränderung der im Bestand gehaltenen Finanzinstrumente auf Grund von Änderungen des allgemeinen Zinsniveaus. Sinkende Zinssätze führen zu Marktwertsteigerungen bzw. steigende Zinsen zu Marktwertsenkungen der festverzinslichen Wertpapierportefeuilles.

Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung befolgen, werden diese Risiken jedoch weitgehend neutralisiert.

Bonitätsrisiken können sich aus dem Ausfall (Zins und/oder Tilgung) oder der Änderung der Bonität (Rating-Reduzierung) der Emittenten von Wertpapieren ergeben. Der Bonitätsbeurteilung – anhand der in den Kapitalanlagerichtlinien festgelegten Qualitätskriterien – kommt bei uns eine zentrale Bedeutung zu.

Unter dem Liquiditätsrisiko verstehen wir die Gefahr, dass Bestände bzw. offene Positionen wegen Illiquidität der Märkte nicht oder nur mit Verzögerungen bzw. Kursabschlägen veräußert bzw. geschlossen werden können, sowie die Gefahr, dass die gehandelten Volumina die betroffenen Märkte beeinflussen. Regelmäßige Liquiditätsplanungen sowie eine liquide Anlagestruktur der Kapitalanlagen sorgen dafür, dass die Hannover Rück jederzeit in der Lage ist, die erforderlichen Auszahlungen zu leisten. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert.

Zur Teilabsicherung von Beständen, insbesondere im Hinblick auf Preis-, Währungskurs- und Zinsänderungsrisiken, setzen wir Short-Call- und Long-Put-Optionen sowie Swaps ein. Ebenfalls haben wir im Berichtsjahr derivative Finanzinstrumente eingesetzt, um unser Portefeuille im Hinblick auf Risiko/Ertrags-Gesichtspunkte zu optimieren. Um Risiken aus der Anwendung dieser Geschäfte zu vermeiden, werden die Verträge ausschließlich mit erstklassigen Kontrahenten abgeschlossen und die Vorgaben aus den Anlagerichtlinien strikt kontrolliert.

Der Zeitwert unserer Wertpapiere würde sich unter folgenden Annahmen zum Bilanzstichtag wie folgt entwickeln:

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	+121,3
	Aktienkurse +20 %	+242,7
	Aktienkurse - 10 %	-121,3
	Aktienkurse - 20 %	-242,7
	Marktwerte per 31.12.2005	1 213,3
Festverzinsliche Wertpapiere	Renditeanstieg +100 Basispunkte	-690,3
	Renditeanstieg +200 Basispunkte	-1 313,7
	Renditerückgang -100 Basispunkte	+748,8
	Renditerückgang -200 Basispunkte	+1 560,7
	Marktwerte per 31.12.2005	15 708,8

Zu den grundlegenden Ausführungen hinsichtlich unseres Risikomanagementsystems verweisen wir auf den Risikobericht im Lagebericht.

8. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

8.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement".

Die Hannover Rück klassifiziert Kapitalanlagen in die Kategorien Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, sonstige Kapitalanlagen, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen.

Zu weiteren Erläuterungen verweisen wir auf Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Restlaufzeiten der fest- und variabel verzinslichen Wertpapiere

in TEUR	2005		2004	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
	31.12.	31.12.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	57 293	57 769	37 587	38 381
zwischen einem und zwei Jahren	49 301	51 086	62 212	63 879
zwischen zwei und drei Jahren	23 118	23 176	48 525	51 768
zwischen drei und vier Jahren	–	–	3 479	3 479
zwischen vier und fünf Jahren	10 538	10 986	–	–
zwischen fünf und zehn Jahren	316 565	342 977	307 118	327 836
nach mehr als zehn Jahren	1 902	1 902	21 582	23 854
Gesamt	458 717	487 896	480 503	509 197
Darlehen und Forderungen				
innerhalb eines Jahres	37 417	37 579	281 210	281 145
zwischen einem und zwei Jahren	19 015	19 709	76 389	76 769
zwischen zwei und drei Jahren	24 609	26 934	155 288	158 385
zwischen drei und vier Jahren	63 631	62 955	25 139	27 890
zwischen vier und fünf Jahren	127 626	126 003	56 569	56 902
zwischen fünf und zehn Jahren	436 778	435 410	60 351	63 800
nach mehr als zehn Jahren	36 906	36 766	–	–
Gesamt	745 982	745 356	654 946	664 891
Dispositiver Bestand				
innerhalb eines Jahres	1 543 185	1 529 823	1 934 395	1 948 524
zwischen einem und zwei Jahren	1 419 412	1 397 314	1 676 649	1 678 117
zwischen zwei und drei Jahren	2 037 995	2 028 214	1 763 640	1 764 534
zwischen drei und vier Jahren	1 638 228	1 617 552	2 162 671	2 173 521
zwischen vier und fünf Jahren	1 557 596	1 568 347	1 379 736	1 395 164
zwischen fünf und zehn Jahren	5 175 331	5 208 951	1 596 496	1 642 121
nach mehr als zehn Jahren	983 662	1 032 975	1 141 915	1 169 064
Gesamt	14 355 409	14 383 176	11 655 502	11 771 045
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	51 319	51 319	64 930	46 146
zwischen einem und zwei Jahren	4 310	4 489	1 650	1 650
zwischen zwei und drei Jahren	828	939	4 713	5 088
zwischen drei und vier Jahren	–	–	1 118	1 195
zwischen vier und fünf Jahren	–	–	–	18 467
zwischen fünf und zehn Jahren	–	–	–	–
nach mehr als zehn Jahren	31 722	31 364	22 042	24 532
Gesamt	88 179	88 111	94 453	97 078

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (so genannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr dargestellt und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

in TEUR	2005				
	Fortgeführte Anschaffungskosten	Unrealisierte		Abgegrenzte Zinsen	Marktwert
		Gewinne	Verluste		
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel anderer ausländischer Staaten	20 948	117	–	–	21 065
Schuldtitel halbstaatlicher Institutionen	117 078	12 092	–	3 585	132 755
Schuldtitel von Unternehmen	263 719	16 125	153	8 574	288 265
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	42 786	998	–	2 027	45 811
Gesamt	444 531	29 332	153	14 186	487 896

in TEUR	2004				
	Fortgeführte Anschaffungskosten	Unrealisierte		Abgegrenzte Zinsen	Marktwert
		Gewinne	Verluste		
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel anderer ausländischer Staaten	21 062	–	–	–	21 062
Schuldtitel halbstaatlicher Institutionen	115 226	12 217	–	3 608	131 051
Schuldtitel von Unternehmen	257 142	13 153	–	7 449	277 744
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	73 037	3 324	–	2 979	79 340
Gesamt	466 467	28 694	–	14 036	509 197

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen
aus Darlehen und Forderungen sowie deren Marktwerte

in TEUR	2005				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	226 610	749	2 124	6 206	231 441
Schuldtitel von Unternehmen	304 674	2 546	2 131	8 540	313 629
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	197 423	1 528	1 194	2 529	200 286
Gesamt	728 707	4 823	5 449	17 275	745 356

in TEUR	2004				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel halbstaatlicher Institutionen	271 747	3 360	238	1 619	276 488
Schuldtitel von Unternehmen	294 094	5 107	537	6 102	304 766
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	80 626	2 275	22	758	83 637
Gesamt	646 467	10 742	797	8 479	664 891

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

in TEUR	2005				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1 147 438	9 131	4 086	19 358	1 171 841
Schuldtitel der US-Regierung	3 087 349	8 171	35 992	32 381	3 091 909
Schuldtitel anderer ausländischer Staaten	323 305	3 554	1 425	3 735	329 169
Schuldtitel halbstaatlicher Institutionen	3 471 957	37 331	39 336	40 520	3 510 472
Schuldtitel von Unternehmen	3 959 214	64 958	40 542	67 096	4 050 726
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 495 295	16 600	13 658	19 014	1 517 251
Aus Investmentfonds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Dividendentitel					
Aktien	192 338	46 572	999	–	237 911
Aus Investmentfonds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Kurzfristige Anlagen	769 160	–	–	598	769 758
Gesamt	15 945 104	364 193	136 038	192 966	16 366 225

in TEUR	2004				
	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	1 571 588	10 689	2 025	28 083	1 608 335
Schuldtitel der US-Regierung	1 847 026	1 808	17 816	10 607	1 841 625
Schuldtitel anderer ausländischer Staaten	212 817	4 006	276	3 519	220 066
Schuldtitel halbstaatlicher Institutionen	2 644 163	31 251	16 230	32 454	2 691 638
Schuldtitel von Unternehmen	3 335 079	80 716	13 716	56 225	3 458 304
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 312 963	26 223	3 385	16 842	1 352 643
Aus Investmentfonds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Dividendentitel					
Aktien	260 888	13 966	809	–	274 045
Aus Investmentfonds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Kurzfristige Anlagen	549 202	–	–	1 469	550 671
Gesamt	13 057 285	265 740	59 907	159 166	13 422 284

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen
aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

in TEUR	2005		
	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	8 799	183	8 982
Schuldtitel von Unternehmen	74 473	497	74 970
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 140	19	4 159
Gesamt	87 412	699	88 111

in TEUR	2004		
	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9 150	171	9 321
Schuldtitel von Unternehmen	82 724	454	83 178
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4 560	19	4 579
Gesamt	96 434	644	97 078

Im Handelsbestand weist die Hannover Rück zum 31. Dezember 2005 erstmals ausschließlich versicherungstechnische Derivate in Höhe von 22,8 Mio. EUR aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden. Im Vorjahr sind diese Derivate in Höhe von 17,3 Mio. EUR unter den sonstigen Kapitalanlagen ausgewiesen worden. Der Bestand an Optionen mit einem Zeitwert von 1,2 Mio. EUR wurde zum Stichtag passivisch ausgewiesen. Wir verweisen auf unsere Erläuterungen zu derivativen Finanzinstrumenten in diesem Kapitel.

Die Marktwerte des Handelsbestands zum 31. Dezember 2004 beliefen sich auf 2,5 Mio. EUR. Bei diesen im Vorjahr unter den Derivaten ausgewiesenen Finanzinstrumenten handelte es sich um indexbasierte Optionsgeschäfte, die zwischenzeitlich geschlossen wurden.

Ergebnis der Kapitalanlagen

in TEUR	2005	2004
Erträge aus Grundstücken	23 512	22 729
Dividenden	35 390	33 165
Zinserträge	596 231	536 617
Sonstige Kapitalanlageerträge	16 635	12 018
Ordentliche Kapitalanlageerträge	671 768	604 529
Ergebnis aus Anteilen an assoziierten Unternehmen	3 863	2 239
Depotzinserträge	371 273	424 806
Depotzinsaufwendungen	28 152	42 751
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	272 240	222 316
Realisierte Verluste aus dem Abgang von Kapitalanlagen	110 000	54 933
Unrealisierte Gewinne und Verluste	14 471	10 699
Abschreibungen auf Grundstücke	5 986	19 769
Abschreibungen auf Dividendentitel	7 696	9 038
Abschreibungen auf festverzinsliche Wertpapiere	420	4 062
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	7 361	8 185
Sonstige Kapitalanlageaufwendungen	50 336	45 920
Kapitalanlageergebnis	1 123 664	1 079 931

Zinserträge aus Kapitalanlagen

in TEUR	2005	2004
Festverzinsliche Wertpapiere – Dauerbestand	27 790	26 228
Festverzinsliche Wertpapiere – Darlehen und Forderungen	28 033	27 803
Festverzinsliche Wertpapiere – dispositiver Bestand	506 120	450 467
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	4 311	3 713
Sonstige	29 977	28 406
Gesamt	596 231	536 617

Eigenkapitalwirksame Bewertungen des dispositiven Bestandes

in TEUR	2005
Änderungen der Neubewertungsrücklage aus Marktbewertung und Transaktionen	**Neubewertungsrücklage aus Kapitalanlagen**
Zuführung von Gewinnen/Verlusten aus der Zeitwert-Bewertung des dispositiven Bestandes	92 326
Überführung von Gewinnen/Verlusten aus der Zeitwert-Bewertung des dispositiven Bestandes in das Periodenergebnis	-72 814
Gesamt	19 512

Ratingstruktur der festverzinslichen Wertpapiere

in TEUR	2005								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	23 386	140 887	199 423	94 976	45	–	–	–	458 717
Festverzinsliche Wertpapiere – Darlehen und Forderungen	224 208	270 657	185 906	38 604	168	26 439	–	–	745 982
Festverzinsliche Wertpapiere – dispositiver Bestand	8 435 903	2 456 396	2 401 855	666 605	46 082	274 791	8 403	93 141	14 383 176
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	906	47 689	8 145	19 328	3 555	6 753	–	1 735	88 111
Gesamte festverzinsliche Wertpapiere	8 684 403	2 915 629	2 795 329	819 513	49 850	307 983	8 403	94 876	15 675 986
Derivate	–	-3 851	-23 503	–	–	–	–	–	-27 354
Gesamte festverzinsliche Wertpapiere inkl. Derivate	8 684 403	2 911 778	2 771 826	819 513	49 850	307 983	8 403	94 876	15 648 632

in TEUR	2004								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	33 776	188 082	205 623	53 022	–	–	–	–	480 503
Festverzinsliche Wertpapiere – Darlehen und Forderungen	146 580	310 507	172 327	19 786	268	5 478	–	–	654 946
Festverzinsliche Wertpapiere – dispositiver Bestand	6 405 601	2 719 225	1 814 758	538 045	45 559	189 034	7 483	51 340	11 771 045
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	1 341	43 715	16 986	19 342	2 541	6 835	–	6 318	97 078
Gesamte festverzinsliche Wertpapiere	6 587 298	3 261 529	2 209 694	630 195	48 368	201 347	7 483	57 658	13 003 572
Derivate	–	-5 339	-1 430	–	–	–	–	-32 324	-39 093
Gesamte festverzinsliche Wertpapiere inkl. Derivate	6 587 298	3 256 190	2 208 264	630 195	48 368	201 347	7 483	25 334	12 964 479

Die Kapitalanlagen werden in den folgenden Währungen gehalten

in TEUR	2005								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	414 042	–	–	1 902	42 773	–	458 717
Festverzinsliche Wertpapiere – Darlehen und Forderungen	–	–	634 588	7 447	–	76 368	–	27 579	745 982
Festverzinsliche Wertpapiere – dispositiver Bestand	675 469	376 014	4 082 874	1 070 078	70 160	7 742 241	108 968	257 372	14 383 176
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	–	13 141	–	–	74 970	–	–	88 111
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	–	2 768	1 068 347	7 080	–	121 102	13 994	–	1 213 291
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	16 075	–	–	6 759	–	–	22 834
Andere Kapitalanlagen	19	–	424 615	3 236	419	494 694	8 406	640	932 029
Kurzfristige Anlagen, flüssige Mittel	38 113	18 527	158 713	74 212	12 618	723 921	118 309	90 506	1 234 919
Gesamte Kapitalanlagen	713 601	397 309	6 812 395	1 162 053	83 197	9 241 957	292 450	376 097	19 079 059

in TEUR	2004								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	436 316	–	–	1 548	42 639	–	480 503
Festverzinsliche Wertpapiere – Darlehen und Forderungen	–	–	591 301	–	14 444	26 963	–	22 238	654 946
Festverzinsliche Wertpapiere – dispositiver Bestand	575 456	308 258	4 369 890	1 015 646	95 705	5 151 500	58 985	195 605	11 771 045
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	–	13 900	–	–	83 178	–	–	97 078
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	–	1 936	900 996	5 225	–	180 312	11 442	657	1 100 568
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	2 482	–	–	2 482
Andere Kapitalanlagen	37	–	434 020	4 685	473	395 295	10 000	1 469	845 979
Kurzfristige Anlagen, flüssige Mittel	108 227	12 412	128 745	42 221	44 311	513 418	130 141	52 247	1 031 722
Gesamte Kapitalanlagen	683 720	322 606	6 875 168	1 067 777	154 933	6 354 696	253 207	272 216	15 984 323

Derivative Finanzinstrumente

Eine geringe Anzahl von Verträgen im Bereich der Personen-Rückversicherung weist Merkmale auf, die die Anwendung der Vorschriften des IFRS 4 par. 7 bis 9 zu eingebetteten Derivaten erfordern. Die in derartige Grundgeschäfte (Host Contracts) eingebetteten Derivate sind getrennt von den unterliegenden Rückversicherungsvereinbarungen zu Marktwerten zu bilanzieren.

Im Rahmen der Bilanzierung von „Modified coinsurance"- und „Coinsurance funds withheld"-Rückversicherungsverträgen, bei denen Wertpapierdepots von den Zedenten gehalten und Zahlungen auf Basis des Ertrags bestimmter Wertpapiere des Zedenten geleistet werden, sind die Zinsrisikoelemente klar und eng mit den unterliegenden Rückversicherungsvereinbarungen verknüpft. Folglich resultieren eingebettete Derivate ausschließlich aus dem Kreditrisiko des zu Grunde gelegten Wertpapierportefeuilles.

Die Hannover Rück ermittelt die Marktwerte der eingebetteten Derivate unter Verwendung der zum Bewertungsstichtag verfügbaren Marktinformationen auf Basis einer „Credit Spread"-Methode, bei der das Derivat zum Zeitpunkt des Vertragsabschlusses einen Wert von Null aufweist und im Zeitablauf auf Grund der Veränderungen der Credit Spreads der Wertpapiere schwankt. Die Ergebnisbelastung vor Steuern belief sich zum Bilanzstichtag auf insgesamt 2,3 Mio. EUR

Bei einer weiteren Gruppe von Verträgen erfolgt die Bewertung der derivativen Komponente auf Basis stochastischer Überlegungen. Die Ergebnisverbesserung vor Steuern belief sich zum Bilanzstichtag auf insgesamt 4,0 Mio. EUR.

Die Anwendung der Regelungen hatte im Geschäftsjahr keine wesentlichen Auswirkungen auf den Konzernabschluss. Die Marktwerte der eingebetteten Derivate wurden zum Bilanzstichtag in den Kapitalanlagen ausgewiesen und erhöhten insoweit das Ergebnis der Kapitalanlagen in Höhe von insgesamt 1,7 Mio. EUR.

Die Hannover Rück schließt weltweit in zahlreichen internationalen Währungen Rückversicherungsgeschäfte ab, wodurch der Konzern grundsätzlich Wechselkursschwankungen ausgesetzt ist.

Derivative Finanzinstrumente setzen wir in geringem Umfang ein, um Teilbestände gegen Zins- und Marktpreisrisiken abzusichern, Erträge zu optimieren oder Kauf- und Verkaufsabsichten zu realisieren. Dabei wird besonders darauf geachtet, die Risiken zu begrenzen, erstklassige Kontrahenten auszuwählen und die Vorgaben aus Anlagerichtlinien strikt zu kontrollieren.

Zum 31. Dezember 2005 befanden sich 530 Short-Call-Optionskontrakte auf den Aktienindex S&P 500 im Bestand. Das Basisvolumen dieser Kontrakte belief sich auf 58,2 Mio. EUR und stellte 50 % unseres Bestandes an USD-Aktien dar. Der Marktwert dieser Position betrug zum 31. Dezember 2005 -1,2 Mio. EUR und wurde unter den sonstigen Verbindlichkeiten ausgewiesen. Die Marktwertänderung dieser Kontrakte beläuft sich im Jahr 2005 auf 0,6 Mio. EUR und wurde unter den unrealisierten Gewinnen und Verlusten im Kapitalanlageergebnis ausgewiesen. Insgesamt wurden Gewinne in Höhe von 5,8 Mio. EUR aus im Jahr 2005 geschlossenen Optionskontrakten auf die Aktienindizes S&P 500 und Dax realisiert.

Die Marktwerte der derivativen Finanzinstrumente wurden auf der Basis der am Bilanzstichtag zur Verfügung stehenden Marktinformationen sowie der Effektivzinsmethode ermittelt. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, findet der Ausweis des Derivats in der Bilanzposition Handelsbestand oder unter den sonstigen Verbindlichkeiten statt.

Assoziierte Unternehmen

Anteile an assoziierten Unternehmen

in TEUR	2005	2004
Nettobuchwert zum 31.12. Vj.	182 082	162 604
Währungsumrechnung zum 1.1.	285	409
Anfangsbestand zum 1.1. Gj.	182 367	163 013
Zugänge	423	18 139
Abgänge	8 471	2 432
Abschreibungen	809	-
Erfolgswirksame Anpassung	-3 637	2 238
Erfolgsneutrale Anpassung	575	1 140
Währungsumrechnung zum 31.12.	-34	-16
Nettobuchwert zum 31.12. Gj.	170 414	182 082

Der Marktwert der Anteile an assoziierten Unternehmen, die nach der „At Equity"-Methode in den Konzernabschluss einbezogen werden, beläuft sich zum Bilanzstichtag auf 170,4 Mio. EUR (182,1 Mio. EUR). Der Marktwert basiert vor allem auf Börsennotierungen und internen Bewertungen, die auf anerkannten Verfahren, z. B. Discounted Cashflow-Modellen, beruhen.

Die Anteile an assoziierten Unternehmen beinhalten Goodwill in Höhe von 21,6 Mio. EUR (24,2 Mio. EUR).

Der Rückgang des Goodwills ist auf die Veräußerung von 10 % unserer Anteile an der WeHaCo Unternehmensbeteiligungs-AG zurückzuführen.

Für weitere Angaben zu unseren wesentlichen Beteiligungen verweisen wir auf Kapitel 5 „Konsolidierungskreis und -grundsätze".

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Lediglich der zur Einnahmenerzielung im Bestand befindliche fremdgenutzte Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten vermindert um die planmäßigen Abschreibungen mit Nutzungsdauern bis zu maximal 50 Jahren. Eigengenutzter Grundbesitz wird unter den sonstigen Vermögenswerten ausgewiesen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Entwicklung des fremdgenutzten Grundbesitzes

in TEUR	2005	2004
Bruttobuchwert zum 31.12. Vj.	289 905	296 122
Währungsumrechnung zum 1.1.	12 779	-6 787
Bruttobuchwert nach Währungsumrechnung	302 684	289 335
Zugänge	460	623
Abgänge	10 039	–
Umgliederungen	-2 623	–
Währungsumrechnung zum 31.12.	25	-53
Bruttobuchwert zum 31.12. Gj.	290 507	289 905
Kumulierte Abschreibungen zum 31.12. Vj.	84 150	65 531
Währungsumrechnung zum 1.1.	2 091	-898
Kumulierte Abschreibungen nach Währungsumrechnung	86 241	64 633
Abschreibungen		
planmäßig	5 986	6 268
außerplanmäßig	–	13 501
Währungsumrechnung zum 31.12.	158	-252
Kumulierte Abschreibungen zum 31.12. Gj.	92 385	84 150
Nettobuchwert 31.12. Vj.	205 755	230 591
Nettobuchwert 31.12. Gj.	198 122	205 755

Der Marktwert des fremdgenutzten Grundbesitzes beträgt zum Bilanzstichtag 240,0 Mio. EUR (265,9 Mio. EUR). Der Ermittlung der Verkehrswerte des Grundbesitzes liegt die Ertragswertmethode zu Grunde.

Bei den Abgängen handelt es sich um die Veräußerung eines bebauten Grundstücks durch die E+S Rück AG.

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer ursprünglichen Restlaufzeit bis zu einem Jahr ausgewiesen.

8.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zu Grunde liegenden Rückversicherungsverträge. Für nähere Angaben verweisen wir auf unsere Ausführungen zu den versicherungstechnischen Rückstellungen.

SFAS 60 „Accounting and Reporting by Insurance Enterprises" verlangt die Aktivierung von Abschlusskosten als Vermögenswerte sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu der verdienten Prämie.

Bei Rückversicherungsverträgen für fondsgebundene Lebensversicherungsverträge, die nach SFAS 97 als Universal-Life-Type-Verträge klassifiziert wurden, werden die aktivierten Abschlusskosten unter Berücksichtigung der Laufzeit der Versicherungsverträge proportional zu den erwarteten Gewinnmargen aus den Rückversicherungsverträgen aufgelöst. Für diese Verträge wurde ein Diskontierungszins verwendet, der auf dem Zins für mittelfristige Staatsanleihen basiert. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Im Lebensbereich werden die aktivierten Abschlusskosten bei Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt.

Im Nichtlebensbereich werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämie abgegrenzt.

Entwicklung der abgegrenzten Abschlusskosten

in TEUR	2005	2004
Nettobuchwert zum 31.12. Vj.	1 994 273	1 660 285
Währungsumrechnung zum 1.1.	86 552	-37 411
Anfangsbestand zum 1.1. Gj.	2 080 825	1 622 874
Zugänge	564 417	649 057
Amortisationen	418 166	277 123
Portefeuilleeintritte/-austritte	-4 579	–
Währungsumrechnung zum 31.12.	6 004	-535
Nettobuchwert zum 31.12. Gj.	2 228 501	1 994 273

Für weitere Erläuterungen verweisen wir auf Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Versicherungstechnische Rückstellungen

Zur Darstellung der im Selbstbehalt verbleibenden versicherungstechnischen Nettorückstellungen werden in der nachfolgenden Aufstellung die Bruttorückstellungen und die entsprechenden Anteile der Retrozessionäre, die in der Bilanz als Aktivposten auszuweisen sind, zusammenfassend gegenübergestellt.

Versicherungstechnische Rückstellungen

in TEUR	2005			2004		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Rückstellung für noch nicht abgewickelte Versicherungsfälle	20 210 041	4 739 026	15 471 015	18 247 706	4 163 138	14 084 568
Deckungsrückstellungen	5 779 169	94 089	5 685 080	5 277 529	101 634	5 175 895
Rückstellung für Prämienüberträge	1 977 570	463 528	1 514 042	1 825 914	489 085	1 336 829
Sonstige versicherungstechnische Rückstellungen	190 551	19 436	171 115	172 218	9 903	162 315
Gesamt	28 157 331	5 316 079	22 841 252	25 523 367	4 763 760	20 759 607

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet. Die Summe der Rückstellungen entspricht dem „Grundsatz der bestmöglichen Schätzung" (Best Estimate) nach US GAAP. Dieser Schätzung liegen Erfahrungen der Vergangenheit und Einschätzungen der zukünftigen Entwicklung zu Grunde.

In einem Teilsegment der Finanz-Rückversicherung sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 2,0 % und 8,2 % abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 44,2 Mio. EUR (356,1 Mio. EUR). Die diskontierten Rückstellungen belaufen sich Ende 2005 auf 283,3 Mio. EUR (2.197,8 Mio. EUR).

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle

in TEUR	2005			2004		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Nettobuchwert zum 31.12. Vj.	18 247 706	4 163 138	14 084 568	18 616 897	4 396 565	14 220 332
Währungsumrechnung zum 1.1.	1 759 020	450 146	1 308 874	-861 344	-264 439	-596 905
Anfangsbestand zum 1.1. Gj.	20 006 726	4 613 284	15 393 442	17 755 553	4 132 126	13 623 427
Aufwendungen für Versicherungsfälle (f.e.R.)						
Geschäftsjahr	6 984 173	2 426 467	4 557 706	5 900 892	1 345 083	4 555 809
Vorjahre	1 944 331	392 416	1 551 915	1 830 662	590 413	1 240 249
	8 928 504	2 818 883	6 109 621	7 731 554	1 935 496	5 796 058
davon ab:						
Schadenzahlungen (f.e.R.)						
Geschäftsjahr	-4 666 914	-1 317 949	-3 348 965	-3 771 986	-844 194	-2 927 792
Vorjahre	-4 111 368	-1 377 976	-2 733 392	-3 315 945	-1 007 844	-2 308 101
	-8 778 282	-2 695 925	-6 082 357	-7 087 931	-1 852 038	-5 235 893
Portefeuilleeintritte/-austritte	-9 011	572	-9 583	-31 009	-26 231	-4 778
Währungsumrechnung zum 31.12.	62 104	2 212	59 892	-120 461	-26 215	-94 246
Nettobuchwert zum 31.12. Gj.	20 210 041	4 739 026	15 471 015	18 247 706	4 163 138	14 084 568

In der nachfolgenden Tabelle wird die Netto-Schadenrückstellung der Jahre 1995 bis 2005 für noch nicht abgewickelte Versicherungsfälle des Geschäftsfelds Schaden-Rückversicherung sowie deren Abwicklung dargestellt. Die Angaben für die Jahre 1995 bis 1997 sind nach deutschen Rechnungslegungsvorschriften erstellt. Seit 1998 basieren die Daten auf US-amerikanischen Rechnungslegungsprinzipien (US GAAP).

Die Schadenrückstellungen beruhen naturgemäß zu einem gewissen Grad auf Schätzungen, die mit einem Unsicherheitsfaktor behaftet sind. Der Unterschied aus ursprünglicher und aktueller Einschätzung schlägt sich im Netto-Abwicklungsergebnis nieder. Darüber hinaus kommt es im Rückversicherungsgeschäft durch Rückversicherungsverträge, deren Laufzeit nicht das Kalenderjahr ist oder die auf Zeichnungsjahrbasis abgeschlossen werden, regelmäßig dazu, dass Schadenaufwendungen nicht exakt dem Geschäfts- oder dem Vorjahr zugewiesen werden können. Dadurch wird insbesondere das erste Vorjahr gegebenenfalls verzerrt dargestellt. Aussagekräftige Analysen sind daher unseres Erachtens erst nach einem Zeitraum von mindestens zwei Jahren sinnvoll.

Ein maßgeblicher Einflussfaktor ist dabei auch die Wertentwicklung des Euro bezogen auf die wichtigsten Fremdwährungen. Insbesondere der Kursanstieg des US-Dollars im Vergleich zum Vorjahr (+13,2 %) gegenüber dem Euro führte zu einem spürbaren Anstieg der Schadenrückstellungen auf Eurobasis.

Die Abwicklungsdreiecke zeigen die bilanzielle Abwicklung der zum jeweiligen Stichtag gebildeten Netto-Schadenrückstellung, die sich aus der Rückstellung für das jeweils aktuelle Jahr und die vorangegangenen Anfalljahre zusammensetzt. Dabei wird nicht die Abwicklung der Rückstellung einzelner Anfalljahre, sondern die Abwicklung der bilanziellen Rückstellung, die jährlich zum Stichtag gebildet wurde, ausgewiesen.

Netto-Schadenrückstellung und deren Abwicklung

in Mio. EUR	1995 31.12.	1996 31.12.	1997 31.12.	1998 31.12.	1999 31.12.	2000 31.12.	2001 31.12.	2002 31.12.	2003 31.12.	2004 31.12.	2005 31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle (laut Bilanz)	3 957,6	4 304,7	4 849,4	5 002,1	5 696,3	6 162,3	6 867,8	5 846,1	6 584,9	7 337,5	9 908,1
Kumulierte Zahlungen für das betreffende Jahr und Vorjahre											
ein Jahr später	841,2	822,1	796,9	1 114,9	1 287,2	1 690,4	1 986,7	1 106,2	1 292,5	1 328,3	
zwei Jahre später	1 481,6	1 259,0	1 423,4	1 759,0	2 029,8	2 659,3	2 863,0	1 946,6	2 232,8		
drei Jahre später	1 786,5	1 652,0	1 808,5	2 209,0	2 592,6	3 310,2	3 455,3	2 605,9			
vier Jahre später	2 039,2	1 905,4	2 105,2	2 575,8	3 051,4	3 651,9	3 945,2				
fünf Jahre später	2 214,1	2 102,5	2 327,8	2 905,7	3 293,8	3 999,1					
sechs Jahre später	2 356,2	2 261,5	2 586,6	3 076,5	3 563,9						
sieben Jahre später	2 478,4	2 468,4	2 707,8	3 281,7							
acht Jahre später	2 658,6	2 554,5	2 833,3								
neun Jahre später	2 726,1	2 620,7									
zehn Jahre später	2 778,1										
Nettorückstellung für das betreffende Jahr und Vorjahre zzgl. der bislang geleisteten Zahlungen auf die ursprüngliche Rückstellung											
am Ende des Jahres	3 957,6	4 304,7	4 849,4	5 002,1	5 696,3	6 162,3	6 867,8	5 846,1	6 584,9	7 337,5	9 908,1
ein Jahr später	4 110,2	4 339,1	4 484,9	5 322,2	5 885,0	6 265,1	6 819,3	5 667,7	6 320,4	7 783,7	
zwei Jahre später	4 060,9	4 005,9	4 590,9	5 217,8	5 482,1	6 017,5	5 795,6	5 446,8	6 660,3		
drei Jahre später	3 835,6	4 016,0	4 435,9	4 841,0	5 125,7	5 206,6	5 812,6	5 678,2			
vier Jahre später	3 811,4	3 883,9	4 153,7	4 630,3	4 427,8	5 199,8	6 065,4				
fünf Jahre später	3 695,1	3 666,3	3 949,5	4 001,5	4 396,1	5 486,6					
sechs Jahre später	3 547,6	3 489,2	3 362,4	3 911,8	4 599,2						
sieben Jahre später	3 417,5	3 003,0	3 308,2	4 117,6							
acht Jahre später	3 220,5	2 960,3	3 459,2								
neun Jahre später	3 188,5	3 073,1									
zehn Jahre später	3 280,8										
Abwicklungsergebnis der Schadenrückstellung	676,8	1 231,6	1 390,2	884,5	1 097,1	675,7	802,4	167,9	-75,4	-446,2	
davon Währungskurseinfluss	17,1	97,8	-189,4	14,2	-451,3	-655,9	-869,4	-378,0	310,1	666,3	
Abwicklungsergebnis ohne Währungskurseinfluss	693,9	1 329,4	1 200,8	898,7	645,8	19,8	-67,0	-210,1	234,7	220,1	
in Prozent der Ursprungsschadenrückstellung	17,5	30,9	24,8	18,0	11,3	0,3	-1,0	-3,6	3,6	3,0	

Deckungsrückstellungen werden nach den in SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren im Wesentlichen auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Entwicklung der Deckungsrückstellung

in TEUR	2005			2004		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Nettobuchwert zum 31.12. Vj.	5 277 529	101 634	5 175 895	3 879 344	198 222	3 681 122
Währungsumrechnung zum 1.1.	252 272	3 812	248 460	-104 581	-3 766	-100 815
Anfangsbestand zum 1.1. Gj.	5 529 801	105 446	5 424 355	3 774 763	194 456	3 580 307
Zuführungen	271 057	13 103	257 954	252 615	11 450	241 165
Portefeuilleeintritte/-austritte	-19 044	-23 877	4 833	1 256 429	-108 703	1 365 132
Währungsumrechnung zum 31.12.	-2 645	-583	-2 062	-6 278	4 431	-10 709
Nettobuchwert zum 31.12. Gj.	5 779 169	94 089	5 685 080	5 277 529	101 634	5 175 895

Die Rückstellung für Prämienüberträge ergibt sich aus der Abgrenzung der Rückversicherungsprämie. Sie orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämie, die für Zeiträume nach dem Bilanzstichtag entrichtet ist, wurde erfolgswirksam abgegrenzt.

Entwicklung der Rückstellung für Prämienüberträge

in TEUR	2005			2004		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Nettobuchwert zum 31.12. Vj.	1 825 914	489 085	1 336 829	2 126 894	566 920	1 559 974
Währungsumrechnung zum 1.1.	204 812	60 371	144 441	-107 731	-36 480	-71 251
Anfangsbestand zum 1.1. Gj.	2 030 726	549 456	1 481 270	2 019 163	530 440	1 488 723
Veränderung	-53 556	-75 505	21 949	-195 123	-43 436	-151 687
Portefeuilleeintritte/-austritte	-869	–	-869	-3 746	-841	-2 905
Währungsumrechnung zum 31.12.	1 269	-10 423	11 692	5 620	2 922	2 698
Nettobuchwert zum 31.12. Gj.	1 977 570	463 528	1 514 042	1 825 914	489 085	1 336 829

Die Angemessenheit der Versicherungsverbindlichkeiten aus unseren Rückversicherungsverträgen wird zu jedem Bilanzstichtag überprüft. Im Rahmen des Angemessenheitstests für versicherungstechnische Verbindlichkeiten werden den zukünftig zu erwartenden vertraglichen Leistungsverpflichtungen die zukünftig zu erwartenden Erträge gegenübergestellt. In der Vorgehensweise folgt die Hannover Rück der „Loss Recognition" gemäß US GAAP. Sollten im Ergebnis des Tests die künftig zu erwartenden Erträge nicht ausreichen, um zukünftige Leistungen zu finanzieren, wird der gesamte Fehlbetrag erfolgswirksam erfasst, indem zunächst entsprechend des Fehlbetrags aktivierte Abschlusskosten abgeschrieben werden. Eine danach gegebenenfalls noch verbleibende Differenz wird als Zusatzreserve gestellt.

8.3 Verträge ohne ausreichendes versicherungstechnisches Risiko

Nach IFRS 4 sind Versicherungsverträge von Verträgen ohne ausreichendes versicherungstechnisches Risiko abzugrenzen.

Versicherungsverträge, die die Anforderungen des SFAS 113 „Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration-Contracts" nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Diese Verträge wurden unter Anwendung der so genannten „Deposit Accounting"-Methode bilanziert und damit aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Die aus diesen Verträgen resultierenden Zahlungsströme wurden in der Kapitalflussrechnung unter der Finanzierungstätigkeit ausgewiesen. Der Ausweis der Bestandsgrößen erfolgt als Depotforderungen und -verbindlichkeiten aus Finanzierungsgeschäften, deren Marktwerte annähernd ihren Buchwerten entsprechen.

Im Geschäftsjahr 2005 sind die Depotverbindlichkeiten aus Finanzierungsgeschäften von 1.720,9 Mio. EUR um 722,1 Mio. EUR auf 2.443,0 Mio. EUR gestiegen. Der Anstieg resultiert im Wesentlichen aus dem erhöhten Neugeschäft im Bereich nichttraditioneller Lebensrückversicherung.

8.4 Geschäfts- oder Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Nach „IFRS 3 „Business Combinations" werden planmäßige Abschreibungen auf den Geschäfts- oder Firmenwert nicht vorgenommen. Die Geschäfts- oder Firmenwerte wurden im Rahmen eines Niederstwerttests (Impairment Test) auf ihre Werthaltigkeit untersucht.

Entwicklung des Geschäfts- oder Firmenwerts

in TEUR	**2005**	**2004**
Nettobuchwert zum 31.12. Vj.	173 315	179 422
Währungsumrechnung zum 1.1.	20 295	-9 509
Bilanzwert zum 1.1. Gj.	193 610	169 913
Zugänge	–	4 331
Abschreibungen	485	539
Währungsumrechnung zum 31.12.	-27	-390
Nettobuchwert zum 31.12. Gj.	193 098	173 315

Die Position enthält im Wesentlichen den Goodwill aus dem Erwerb der Clarendon Insurance Group, Inc. im Jahr 1999. Zu näheren Informationen zum Verfahren des Werthaltigkeitstests verweisen wir auf unsere Ausführungen in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Auf den Goodwill aus dem Erwerb einer Tochtergesellschaft der Clarendon National Insurance Company, die kein Neugeschäft mehr zeichnet, waren als Ergebnis eines Werthaltigkeitstests Abschreibungen in Höhe von 0,5 Mio. EUR vorzunehmen.

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände (Present Value of Future Profits/PVFP)

in TEUR	2005	2004
Nettobuchwert zum 31.12. Vj.	9 767	12 098
Währungsumrechnung zum 1.1.	158	95
Bilanzwert zum 1.1. Gj.	9 925	12 193
Abschreibungen	2 434	2 431
Währungsumrechnung zum 31.12.	-19	5
Nettobuchwert zum 31.12. Gj.	7 472	9 767

Die PVFP, deren Abschreibungsdauern zwischen 5,5 und 15 Jahren betragen, werden unter den sonstigen Vermögenswerten ausgewiesen. Zu weiteren Ausführungen verweisen wir auf unsere Erläuterungen zu den immateriellen Vermögenswerten in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

8.5 Steuer und latente Steuer

Aktive und passive latente Steuern werden nach IAS 12 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und so genannten „Tax Credits" ergeben. Latente Steuern basieren auf den aktuellen Steuersätzen. Falls sich die der Berechnung der latenten Steuern zu Grunde liegenden Steuersätze ändern, wird dies in dem Jahr berücksichtigt, in dem die Steuersatzänderung mit hinreichender Sicherheit gesetzlich festgelegt ist. Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 40 %.

Die tatsächlichen und die latenten Ertragsteuern setzen sich wie folgt zusammen:

Ertragsteuern

in TEUR	2005	2004
Tatsächliche Steuern für das Berichtsjahr	48 316	111 805
Periodenfremde tatsächliche Steuern	10 104	3 993
Latente Steuern auf Grund temporärer Unterschiede	-22 793	60 890
Latente Steuern aus Verlustvorträgen	-69 916	-39 964
Übrige	850	1 434
Ausgewiesener Steueraufwand	-33 439	138 158

Aufteilung des ausgewiesenen Steueraufwands/-ertrags auf In- und Ausland

in TEUR	2005	2004
Laufende Steuern		
Inland	13 752	62 408
Ausland	45 520	54 826
Latente Steuern		
Inland	-72 510	86 289
Ausland	-20 201	-65 365
Gesamt	-33 439	138 158

In der folgenden Tabelle werden die aktiven und passiven latenten Steuern auf die Bilanzpositionen aufgeteilt, aus denen sie resultieren.

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften

in TEUR	2005	2004
Aktive latente Steuer		
Steuerliche Verlustvorträge	142 384	72 468
Schadenrückstellungen	488 036	258 862
Deckungsrückstellung	77 578	143 590
Sonstige Rückstellungen	63 966	44 837
Abrechnungsforderungen/-verbindlichkeiten	75 470	68 114
Depotforderungen/-verbindlichkeiten	3	4 533
Bewertungsunterschiede aus Kapitalanlagen	10 691	7 107
Depots aus Finanzierungsgeschäften	10 829	2 760
Sonstige Bewertungsunterschiede	12 808	12 150
Gesamt	881 765	614 421
Passive latente Steuer		
Schadenrückstellung	9 839	1 802
Deckungsrückstellung	30 996	12 789
Sonstige technische/nichttechnische Rückstellungen	3 955	10 563
Schwankungsrückstellung	894 980	773 510
Depotforderungen/-verbindlichkeiten	8 235	8 709
Abgegrenzte Abschlusskosten	495 517	487 167
Abrechnungsforderungen/-verbindlichkeiten	90 142	71 248
Bewertungsunterschiede aus Kapitalanlagen	118 491	100 955
Sonstige Bewertungsunterschiede	18 721	26 714
Gesamt	1 670 876	1 493 457
Latente Steuerverbindlichkeiten	789 111	879 036

Zum Ansatz und zur Bewertung aktiver und passiver latenter Steuern verweisen wir auf Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsgrundsätze".

In der nachfolgenden Tabelle wird der erwartete Steueraufwand auf den in der Gewinn- und Verlustrechnung ausgewiesenen tatsächlichen Steueraufwand übergeleitet. Zur Berechnung des erwarteten Konzernsteueraufwands wird das Vorsteuerergebnis mit dem Konzernsteuersatz multipliziert. Der dabei verwendete Konzernsteuersatz ergibt sich gerundet unter Berücksichtigung des Körperschaftsteuersatzes inklusive Solidaritätszuschlag sowie der Gewerbesteuer.

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand

in TEUR	2005	2004
Ergebnis vor Einkommen- und Ertragsteuern	47 982	471 438
Erwarteter Steuersatz	40 %	40 %
Erwarteter Steueraufwand	19 193	188 575
Veränderung der latenten Steuersätze	-27	-2
Besteuerungsunterschiede bei den Auslandstöchtern	-51 798	-59 349
Nicht abzugsfähige Aufwendungen	39 462	5 226
Steuerfreie Erträge	-52 088	-14 743
Aperiodischer Steueraufwand	9 990	21 505
Sonstige	1 829	-3 054
Ausgewiesener Steueraufwand	-33 439	138 158

Zeitliche Nutzbarkeit aktivierter Verlustvorträge

Zum Bilanzstichtag bestehen nicht genutzte steuerliche Verlustvorträge in Höhe von 347,6 Mio. EUR (247,0 Mio. EUR). Für diese wurden unter Berücksichtigung lokaler Steuersätze Verlustvorträge insoweit aktiviert, als ihre Realisierung mit ausreichender Sicherheit gewährleistet ist.

Ablauf der begrenzt bzw. unbegrenzt nutzbaren Verlustvorträge in den Folgejahren

in TEUR	1–5 Jahre	6–10 Jahre	> 10 Jahre	Unbegrenzt	Gesamt
Verlustvorträge	7 113	–	97 872	37 399	142 384

8.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.972 (1.945) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 857 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

	2005					2004
Angaben zum Personal	**31.03.**	**30.06.**	**30.09.**	**31.12.**	**Durchschnitt**	**Durchschnitt**
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	1 965	1 977	1 976	1 989	1 972	1 945

	2005					
Nationalitäten der Mitarbeiter	Deutsch-land	USA	Südafrika	UK	Sonstige	Gesamt
Anzahl der Mitarbeiter	808	552	158	85	386	1 989

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2005	2004
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	98 096	92 332
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	8 721	8 148
	106 817	100 480
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	19 853	13 736
bb) Aufwendungen für Altersversorgung	13 899	10 108
bc) Aufwendungen für Unterstützung	367	332
	34 119	24 176
Gesamt	140 936	124 656

8.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung in der jeweils gültigen Fassung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte zum 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk wurde zum 31. März 1999 für Neueintritte geschlossen.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden durch einen Versicherungsvertrag mit der HDI Lebensversicherung AG, Hamburg, rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Mit Wirkung vom 1. Dezember 2002 besteht für die Mitarbeiter des Konzerns die Möglichkeit, durch Mitgliedschaft in der HDI Pensionskasse AG im Weg der Entgeltumwandlung zusätzliche Altersversorgung aufzubauen. Die Leistungen der HDI Pensionskasse AG werden für ihre Mitglieder und deren Hinterbliebene garantiert und umfassen die klassische Rentenversicherung auf Basis eines Bonussystems sowie die fondsorientierte Hybridrentenversicherung.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Darüber hinaus bestehen bei einigen Konzerngesellschaften pensionsähnliche Zusagen in Abhängigkeit von der Betriebszugehörigkeit. Der nach IAS 19 par. 46 erfasste Geschäftsjahresaufwand für diese Zusagen beträgt 5,3 Mio. EUR (2,9 Mio. EUR).

Die Pensionsrückstellungen werden gemäß IAS 19 „Employee Benefits" (rev. 2002) nach der „Projected-Unit-Credit-"Methode gebildet. Es handelt sich dabei um leistungsorientierte Pensionspläne. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität. Die Pensionsrückstellungen im Inland wurden nach einheitlichen Vorgaben der Talanx AG berechnet.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Dauer der Unternehmenszugehörigkeit und der Höhe des Gehalts. Der Berechnung der Pensionsrückstellungen liegen folgende Annahmen zu Grunde:

- Abzinsungsfaktor 4,25 % bis 5,75 %
- Erwarteter Gehalts- und Karrieretrend 2,50 % bis 4,50 %
- Erwartete langfristige Verzinsung des Fondsvermögens (US-amerikanische Pläne) 7,00 % bis 8,00 %
- Anwartschaftsdynamik 1,75 % bis 3,00 %

Bei den Zusagen an inländische Mitarbeiter handelt es sich überwiegend um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen.

Pensionsrückstellungen gemäß IAS 19

in TEUR	2005	2004
Entwicklung der Pensionsrückstellung		
Nettobuchwert zum 31.12. Vj.	55 265	52 640
Währungsumrechnung	192	-92
Unternehmenszu- und abgänge sowie sonstige Bewegungen	76	349
Aufwand	5 241	3 632
Gehaltsumwandlungen Arbeitnehmer	269	388
Umgliederungen	–	37
Gezahlte Pensionen	-3 417	-1 689
Nettobuchwert zum 31.12. Gj.	57 626	55 265
Finanzierungsstatus		
Barwert der erdienten Pensionsansprüche, davon		
von Konzernunternehmen direkt zugesagt (ohne Planvermögen)	75 440	53 807
mit Planvermögen hinterlegt (vor Abzug des Zeitwerts von Planvermögen)	7 934	9 569
Zeitwert des Planvermögens	-8 914	-7 204
Finanzierungsstatus (Barwert der erdienten Pensionsansprüche abzüglich Fondsvermögen)	74 460	56 172
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	-16 934	-1 256
Übrige Beträge	100	349
Netto-Pensionsrückstellung	57 626	55 265
Planvermögen		
Im Zeitwert des Planvermögens enthaltene Beträge für		
eigene Finanzinstrumente	4 385	3 091
Netto-Pensionsaufwendungen		
Laufender Dienstzeitaufwand des Geschäftsjahres	-2 906	-2 715
Zinsaufwand	-2 982	-3 188
Erwarteter Ertrag auf Planvermögen	514	552
Berücksichtigte versicherungsmathematische Gewinne und Verluste	110	-391
Auswirkungen von Plankürzungen oder -abgeltungen	23	2 110
Gesamt	-5 241	-3 632

Die Pensionsaufwendungen sind in der Konzerngewinn- und Verlustrechnung im Wesentlichen unter den sonstigen Aufwendungen sowie den Aufwendungen für den Versicherungsbetrieb und den sonstigen Kapitalanlageaufwendungen erfasst.

Die tatsächlichen Erträge aus dem Planvermögen der US-amerikanischen Pläne belaufen sich im Geschäftsjahr auf 0,9 Mio. EUR (0,8 Mio. EUR).

8.8 Anleihen und langfristige Verbindlichkeiten

Die Hannover Finance, Inc., Wilmington/USA, hat am 31. März 1999 nachrangiges Fremdkapital in Form einer variabel verzinslichen Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird am 31. März 2029 fällig. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden. Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe, die am 31. März 2009 auslaufen. Wirtschaftlich führt dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe. Die jährliche Zinsbelastung unter Berücksichtigung der Swaps beläuft sich bis zum 31. März 2009 auf 6,69 %. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück AG weiteres nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100-prozentige Tochter der Hannover Rück AG wurde im Februar 2004 eine nachrangige Schuldverschreibung in Höhe von 750,0 Mio. EUR am europäischen Kapitalmarkt emittiert. Die Anleihe wurde vorwiegend bei institutionellen Investoren platziert. Der Bond wird mit 163 Basispunkten über dem 10-jährigen mittleren Swap-Level verzinst und hat eine Laufzeit von 20 Jahren. Er ist frühestens nach zehn Jahren und danach zu jedem Kuponzahlungstermin durch die Hannover Rück AG kündbar. Sollte die Anleihe nach zehn Jahren nicht gekündigt werden, wird sie mit 263 Basispunkten über dem Drei-Monats-Euribor verzinst.

Im Mai 2005 hat die Hannover Rück AG ebenfalls über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine weitere nachrangige Schuldverschreibung in Höhe von 500,0 Mio. EUR begeben. Im Zug der Transaktion wurde den Inhabern der im Jahr 2001 von der Hannover Rück AG emittierten nachrangigen Schuldverschreibung in Höhe von 350,0 Mio. EUR, die mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach zehn Jahren ausgestattet ist, ein Umtausch in die neue Anleihe angeboten. Die Beteiligung am Umtausch lag bei nominal 211,9 Mio. EUR. Dies entspricht 240,5 Mio. EUR der neu ausgegebenen Anleihe. Die Barkomponente der neuen Anleihe in Höhe von nominal 259,5 Mio. EUR wurde vorwiegend bei institutionellen Investoren in Europa platziert. Das nach dem Umtausch verbleibende Volumen der im Jahr 2001 begebenen Anleihe beträgt 138,1 Mio. EUR.

Die Praetorian Financial Group, Inc. hat im Dezember 2005 „Trust Preferred Securities" in Höhe von 80,0 Mio. USD begeben, die mit einer Laufzeit von 30 Jahren ausgestattet sind und mit 310 Basispunkten über dem Drei-Monats-Libor verzinst werden. Die „Trust Preferred Securities" wurden bei institutionellen Anlegern platziert. Die Ablösung vor März 2011 ist nur unter besonderen Umständen und zu einem Preis von 107,5 % des Nominalbetrages möglich, danach ist eine Ablösung jederzeit möglich.

Sonstige finanzielle Rahmenbedingungen

Zur Absicherung möglicher künftiger Großschäden hat die Hannover Rück sich im Jahr 2004 einen Kreditrahmen in Höhe von 500,0 Mio. EUR in Form eines Syndicated Loan einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und wird im August 2009 fällig.

Darstellung langfristiger Verbindlichkeiten

in TEUR	2005			
	Fortgeführte Anschaffungskosten	Marktbewertung	Abgegrenzte Zinsen	Marktwert
Langfristige Verbindlichkeiten				
Darlehen	107 394	–	446	107 840
Bonds	1 370 497	131 667	62 316	1 564 480
Nachrangiges Kapital	67 602	–	–	67 602
Sonstige langfristige Verbindlichkeiten	38	–	–	38
Gesamt	1 545 531	131 667	62 762	1 739 960

Der aggregierte beizulegende Zeitwert der ausgereichten Anleihen basiert auf notierten, aktiven Marktpreisen. Wenn derartige Preisinformationen nicht verfügbar sind, wurden die Zeitwerte auf Basis der anerkannten Effektivzinsmethode berechnet oder anhand von anderen Finanzinstrumenten gleicher Bonitäts-, Laufzeit- und Rendite-Charakteristika geschätzt. Bei der Effektivzinsmethode werden stets die aktuellen Marktzinsniveaus in den relevanten Zinsbindungslaufzeitbereichen als Basis unterstellt.

8.9 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das Eigenkapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende Stückaktien zum Nennwert von 1,00 EUR eingeteilt. Die Aktien sind voll eingezahlt.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist. Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

8.10 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten übrigen, nicht ergebniswirksamen Eigenkapitalveränderungen betragen in unveränderter Höhe zum Vorjahr 1,6 Mio. EUR und resultieren im Wesentlichen aus der erfolgswirksamen Erfassung hedge-ineffektiver Marktwertänderungen derivativer Finanzinstrumente.

8.11 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 14. Juni 2005 wurde die Gesellschaft ermächtigt, bis zum 30. November 2006 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

8.12 Ergebnis je Aktie

Berechnung des unverwässerten sowie des gleichlautenden verwässerten Ergebnisses je Aktie

	2005			2004		
	Ergebnis (in TEUR)	**Aktien (Anzahl)**	**Je Aktie (in EUR)**	**Ergebnis (in TEUR)**	**Aktien (Anzahl)**	**Je Aktie (in EUR)**
Konzernergebnis	49 331			279 898		
Gewogener Durchschnitt der ausgegebenen Aktien	–	120 597 134			120 597 134	
Ergebnis je Aktie (unverwässert)	49 331	120 597 134	0,41	279 898	120 597 134	2,32
Ergebnis je Aktie (verwässert)	–	–	–	–	–	–

Außerordentliche Ergebnisbestandteile, die bei der Berechnung gesondert hätten berücksichtigt werden müssen, lagen weder im Geschäftsjahr noch in der vorangegangenen Berichtsperiode vor.

Dividende je Aktie

Im Geschäftsjahr 2005 wurden für das Jahr 2004 Dividenden in Höhe von 120,6 Mio. EUR, das entspricht 1,00 EUR je Aktie, gezahlt.

Anlässlich der Hauptversammlung am 12. Mai 2006 wird vorgeschlagen, für das Geschäftsjahr 2005 keine Dividende auszuschütten. Der Ausschüttungsvorschlag ist nicht Bestandteil dieses Konzernabschlusses.

8.13 Sonstige Aktiva und Passiva

Sonstige Vermögenswerte

in TEUR	2005	2004
Eigengenutzte Grundstücke und Gebäude	41 533	41 342
Sonstige Forderungen	14 434	26 414
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	7 472	9 767
Betriebs- und Geschäftsausstattung	30 217	26 597
Sonstige Vermögensgegenstände	5 712	14 256
Sonstige immaterielle Vermögenswerte	35 836	24 676
Steuerforderungen	28 663	33 019
Forderungen an verbundene Unternehmen	1 139	117 472
Rückdeckungsversicherung	36 245	28 879
Übrige	67 749	12 160
Gesamt	269 000	334 582

Die Bewertung des gegenüber dem Vorjahr unveränderten Bestands an eigengenutztem Grundbesitz erfolgt mit den Anschaffungskosten vermindert um die planmäßigen linearen Abschreibungen über Nutzungsdauern von 10 bis 50 Jahren.

Infolge einer im Geschäftsjahr 2005 vorgenommenen außerplanmäßigen Abschreibung in Höhe von 1,4 Mio. EUR weisen die Buchwerte und Marktwerte des eigengenutzten Grundbesitzes die gleiche Höhe auf.

Die Marktwerte werden auf Basis der Ertragswertmethode ermittelt.

Betriebs- und Geschäftsausstattung

in TEUR	2005	2004
Bruttobuchwert zum 31.12. Vj.	71 374	57 401
Währungsumrechnung zum 1.1.	2 167	-220
Bruttobuchwert nach Währungsumrechnung	73 541	57 181
Zugänge	16 506	18 353
Abgänge	4 099	3 585
Umgliederung	-692	–
Währungsumrechnung zum 31.12.	350	-575
Bruttobuchwert zum 31.12. Gj.	85 606	71 374
Kumulierte Abschreibungen 31.12. Vj.	44 777	38 592
Währungsumrechnung zum 1.1.	738	82
Kumulierte Abschreibungen nach Währungsumrechnung	45 515	38 674
Abgänge	2 400	2 730
Abschreibungen		
planmäßig	12 205	8 978
Umgliederung	-62	–
Währungsumrechnung zum 31.12.	131	-145
Kumulierte Abschreibungen 31.12. Gj.	55 389	44 777
Nettobuchwert zum 31.12. Vj.	26 597	18 809
Nettobuchwert zum 31.12. Gj.	30 217	26 597

Zur Bewertung der Betriebs- und Geschäftsausstattung verweisen wir auf unsere Erläuterungen zu den übrigen Aktiva in Kapitel 4 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Entwicklung der sonstigen immateriellen Vermögenswerte

in TEUR	2005	2004
Bruttobuchwert zum 31.12. Vj.	115 234	114 500
Währungsumrechnung zum 1.1.	1 722	-806
Bruttobuchwert nach Währungsumrechnung	116 956	113 694
Zugänge	12 665	3 683
Abgänge	47	2 145
Währungsumrechnung zum 31.12.	-8	2
Bruttobuchwert zum 31.12. Gj.	129 566	115 234
Kumulierte Abschreibungen 31.12. Vj.	90 558	88 354
Währungsumrechnung zum 1.1.	53	74
Kumulierte Abschreibungen nach Währungsumrechnung	90 611	88 428
Abgänge	47	1 872
Zuschreibungen	4	15
Abschreibungen		
planmäßig	3 170	4 013
Währungsumrechnung zum 31.12.	–	4
Kumulierte Abschreibungen 31.12. Gj.	93 730	90 558
Nettobuchwert zum 31.12. Vj.	24 676	26 146
Nettobuchwert zum 31.12. Gj.	35 836	24 676

Die Position enthält zum Bilanzstichtag 0,2 Mio. EUR (0,3 Mio. EUR) für selbst erstellte und 15,0 Mio. EUR (11,7 Mio. EUR) für erworbene Software, die mit Nutzungsdauern von 3 bis 10 Jahren planmäßig abgeschrieben wird.

Die Zugänge entfallen in Höhe von 6,4 Mio. EUR auf erworbene Software sowie in Höhe von 6,3 Mio. EUR auf Anzahlungen für selbst zu erstellende Software.

Die Hannover Rück AG hat mit Wirkung zum 1. Juli 2003 eine Rückdeckungsversicherung für Pensionszusagen abgeschlossen. Es handelt sich dabei um aufgeschobene Rentenversicherungen mit laufendem Beitrag im Rahmen eines Gruppenversicherungsvertrages, die nach IAS 19 zum Bilanzstichtag als separater Vermögenswert zum Fair Value in Höhe von 36,2 Mio. EUR (28,9 Mio. EUR) bilanziert worden sind.

Andere Verbindlichkeiten

in TEUR	2005	2004
Verbindlichkeiten aus Derivaten	27 354	41 575
Zinsen	95 903	58 806
Rechnungsabgrenzungsposten	48 720	11 803
Jahresabschlusskosten	2 879	2 814
Treuhandverbindlichkeiten	10 563	18 328
Zinsen auf Steuernachzahlungen	15 121	13 187
Aktienbezugsrechte	5 429	6 008
Verbindlichkeiten gegenüber Kreditinstituten	–	2 089
Verbindlichkeiten gegenüber verbundenen Unternehmen	5 988	4 040
Rückstellungen aus Arbeitsverhältnissen	16 681	10 448
Übrige	117 766	148 225
Gesamt	346 404	317 323

In den anderen Verbindlichkeiten sind in Höhe von 57,5 Mio. EUR (42,9 Mio. EUR) übrige nichttechnische Rückstellungen enthalten, deren Entwicklung in der folgenden Tabelle dargestellt wird.

Entwicklung der übrigen nichttechnischen Rückstellungen

in TEUR	Bilanzwert 31.12.2004	Währungs-umrechnung zum 1.1.	Bilanzwert 1.1. Gj.	Zugänge	Verbrauch	Auflösung	Währungs-umrechnung zum 31.12.	Bilanzwert 31.12.2005
Rückstellungen für								
Zinsen gem. 233a Abgabenordnung (AO)	13 187	–	13 187	1 934	–	–	–	15 121
Prüfungen und Kosten der Veröffentlichung des Jahresabschlusses	2 814	153	2 967	2 696	2 691	87	-6	2 879
Beratungskosten	1 976	278	2 254	1 511	920	1 248	-84	1 513
Aktienwertbeteiligungsrechte	6 008	272	6 280	1 929	2 736	19	-25	5 429
Lieferantenrechnungen	3 489	426	3 915	8 809	3 649	99	136	9 112
Altersteilzeitrückstellungen	1 615	–	1 615	320	–	–	–	1 935
Urlaubsverpflichtungen und Mehrarbeit	2 192	55	2 247	2 373	2 248	–	6	2 378
Jubiläen	1 035	–	1 035	219	–	–	–	1 254
Tantiemen	5 606	68	5 674	9 838	4 122	559	283	11 114
Sonstiges	4 949	364	5 313	5 555	3 950	116	-86	6 716
Gesamt	42 871	1 616	44 487	35 184	20 316	2 128	224	57 451

8.14 Versicherungstechnische Gewinn- und Verlustrechnung

Nach SFAS 60 sind Versicherungsverträge in solche mit kurzer (Short-Duration-Contracts) und langer Laufzeit (Long-Duration-Contracts) zu unterteilen. Maßgebliche Kriterien hierfür sind u. a. die Ausgestaltung der Kündigungsmöglichkeiten durch den Versicherer, der Zeitraum des Risikoschutzes und der Umfang der mit dem Vertrag verbundenen Serviceleistungen des Versicherers. Prämie aus Short-Duration Contracts ist über die Laufzeit des zu Grunde liegenden Vertrags ertragswirksam zu vereinnahmen, ggf. sind auf Folgejahre entfallende Prämienüberträge abzugrenzen. Abweichend davon ist die aus Long-Duration-Contracts resultierende Prämie zum Zeitpunkt ihrer Fälligkeit ertragswirksam zu vereinnahmen.

Bei den von uns gezeichneten Verträgen handelt es sich überwiegend um Short-Duration-Contracts.

Sonstige versicherungstechnische Erträge

in TEUR	2005	2004
Sonstige versicherungstechnische Erträge (brutto)	9 338	6 414
Anteil der Rückversicherer	–	2 622
Sonstige versicherungstechnische Erträge für eigene Rechnung	9 338	3 792

Zu den Aufwendungen für Versicherungsfälle und zur Veränderung der Deckungsrückstellung verweisen wir auf Kapitel 8.2 „Versicherungstechnische Aktiva und Passiva".

Aufwendungen für Provisionen, Gewinnanteile und Veränderung der aktivierten Abschlusskosten

in TEUR	2005	2004
Gezahlte Provisionen (brutto)	2 506 957	2 443 849
Anteil der Rückversicherer	469 092	488 984
Veränderung der aktivierten Abschlusskosten (brutto)	206 619	337 413
Anteil der Rückversicherer	60 369	-34 520
Veränderung der Rückstellung für Provisionen (brutto)	-5 219	-34 243
Anteil der Rückversicherer	-5 888	-5 862
Aufwendungen für Provisionen, Gewinnanteile und Veränderung der aktivierten Abschlusskosten für eigene Rechnung	1 902 722	1 623 037

Sonstige versicherungstechnische Aufwendungen

in TEUR	2005	2004
Sonstige versicherungstechnische Aufwendungen	71 631	88 981
Anteil der Rückversicherer	1 719	1 608
Sonstige versicherungstechnische Aufwendungen f. e. R.	69 912	87 373

8.15 Übriges Ergebnis

in TEUR	2005	2004
Sonstige Erträge		
Währungskursgewinne	82 195	44 151
Sonstige Zinserträge	4 241	8 265
Erträge aus Dienstleistungen	679	3 982
Übrige Erträge	40 404	29 528
	127 519	85 926
Sonstige Aufwendungen		
Währungskursverluste	123 309	55 124
Sonstige Zinsaufwendungen	18 074	35 841
Abschreibungen	14 788	10 152
Aufwendungen für Dienstleistungen	1 822	3 170
Aufwendungen für das Unternehmen als Ganzes	51 590	36 266
Einzelwertberichtigungen	22 227	44 622
Abschreibung auf Geschäfts- und Firmenwert	485	539
Übrige Aufwendungen	55 253	31 028
	287 548	216 742
Gesamt	-160 029	-130 816

9. Beziehungen zu nahe stehenden Personen

9.1 Transaktionen mit nahe stehenden Personen und Unternehmen

Nach IAS 24 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. Im Geschäftsjahr 2005 bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Tochterunternehmen Talanx AG, HDI Verwaltungs-Service AG sowie über die Zweite HDI Beteiligungsgesellschaft mbH, alle mit Sitz in Hannover, eine Mehrheitsbeteiligung an der Hannover Rück AG.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück-Gruppe zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen.

Wesentliche Rückversicherungsbeziehungen mit nahe stehenden Unternehmen im Geschäftsjahr werden in der folgenden Tabelle dargestellt:

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2005	
Nahe stehende Unternehmen	**Prämie**	**versicherungstechnisches Ergebnis**
Übernommenes Geschäft		
ASPECTA Assurance International AG	46 436	-1 771
ASPECTA Assurance International Luxembourg S.A.	26 412	-13 368
ASPECTA Lebensversicherung AG	263 530	18 052
CiV Lebensversicherung AG	49 121	-17 103
CiV Versicherung AG	20 090	-2 535
HDI Industrie Versicherung AG	114 723	115 400
HDI Lebensversicherung AG	29 331	4 398
HDI Samopomoc Towarzystwo Ubezpieczen S.A.	27 964	2 680
HDI Verzekeringen N. V.	29 386	23 420
Übrige Gesellschaften	77 940	1 872
Gesamt	684 933	131 045
Abgegebenes Geschäft		
Euro International Reinsurance S.A.	-4 755	-10 583
Übrige Gesellschaften	-630	-195
Gesamt	-5 385	-10 778

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück und der ausländische Markt von der Hannover Rück bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Im Februar 2005 hat die Hannover Rück AG Genussscheine des HDI Haftpflichtverband der Deutschen Industrie V.a.G. in Höhe von 18,8 Mio. EUR erworben. Die Verzinsung beträgt 7,25 %. Die Laufzeit der Genussscheine ist auf das Ende des Geschäftsjahres 2007 befristet. Die Rückzahlung erfolgt am 1. Oktober 2008. Die Genussscheine waren mit einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende des Geschäftsjahres kündbar.

Die E+S Rück AG hat die von der HDI Industrie Versicherung AG im Geschäftsjahr 2004 übernommenen Forderungen gegen Rückversicherungsunternehmen in Höhe von 100,0 Mio. EUR (davon 87,3 Mio. EUR gegen die Hannover Rück AG) zurückgegeben und der HDI Industrie Versicherung AG aus diesem Vertrag in Höhe des Sechs-Monats-Euribors anteilige Zinsen für das Geschäftsjahr 2005 in Höhe von 0,2 Mio. EUR belastet.

Im Rahmen längerfristiger Mietverhältnisse haben wir im Jahr 2005 der HDI Service AG, der Hannover Re Correduria de Reaseguros S.A., der HDI Industrie Versicherung AG, der HDI Privat Versicherung AG sowie der Protection Reinsurance Intermediaries AG Geschäftsräume vermietet. Für letztere haben wir darüber hinaus im Rahmen von drei Dienstleistungsverträgen EDV- und Verwaltungsleistungen erbracht.

Die Ampega Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte US-amerikanischer Tochtergesellschaften werden durch die Ampega Investment AG verwaltet. Die Ampega Immobilien Management GmbH erbringt für die Hannover Rück Dienstleistungen im Rahmen eines Verwaltungsvertrages.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen im Bereich allgemeiner Verwaltung.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben hierüber für die Hannover Rück AG und die E+S Rück AG in deren Abhängigkeitsberichten gem. § 312 AktG Rechenschaft abgelegt.

9.2 Vergütung und Aktienbesitz der Organe der Obergesellschaft und weitere Angaben bezüglich des Deutschen Corporate Governance Kodex

Die Gesamtbezüge des Vorstands betrugen im Berichtsjahr 3,7 Mio. EUR (3,6 Mio. EUR), die des Aufsichtsrats 0,6 Mio. EUR (0,7 Mio. EUR). Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 0,9 Mio. EUR (0,9 Mio. EUR), passiviert wurden 9,9 Mio. EUR (9,8 Mio. EUR).

Die Gesamtbezüge der Vorstandsmitglieder beinhalten auch variable Komponenten in Höhe von 1,9 Mio. EUR (1,5 Mio. EUR). Die variable Vergütung des Vorstands orientiert sich am Ergebnis des Geschäftsjahres sowie an der Wertsteigerung. Für die Messung der Wertsteigerung wird eine geeignete Bezugsgröße herangezogen (Aktienkurs der Hannover Rück AG im Vergleich zum gewichteten ABN Amro Rothschild Global Reinsurance Index). Eine nachträgliche Änderung der Bezugsgrößen ist ausgeschlossen.

Transaktionen von Aktien, Optionen und Derivaten der Hannover Rück AG durch Vorstands- und Aufsichtsratsmitglieder oder sonstige Personen mit Führungsaufgaben, die regelmäßig Zugang zu Insiderinformationen der Gesellschaft haben und zu wesentlichen unternehmerischen Entscheidungen befugt sind sowie durch bestimmte mit Ihnen in einer engen Beziehung stehende Personen über 5.000 EUR sind gemäß § 15a WpHG in der folgenden Tabelle aufgeführt.

Wertpapiertransaktionen

Name	Art der Transaktion	Wertpapier-art	ISIN	Datum der Transaktion	Stückzahl	Kurs in EUR
Adrian Arrago	Verkauf	Aktie	DE 000 8402215	11.08.2005	500	31,52
Auguste Arrago	Verkauf	Aktie	DE 000 8402215	11.08.2005	500	31,52
André Arrago	Verkauf	Aktie	DE 000 8402215	16.12.2005	2 700	30,00

Mitglieder des Aufsichtsrats und des Vorstands der Hannover Rückversicherung AG sowie deren Ehegatten, eingetragene Lebenspartner bzw. Verwandte ersten Grades sind im Besitz von weniger als 1 % der ausgegebenen Aktien. Zum 31. Dezember 2005 betrug der Gesamtbesitz 0,024 % – das sind 28.381 Stück – der ausgegebenen Aktien. Der Gesamtbesitz an Aktienwert-Beteiligungsrechten der Vorstandsmitglieder aus dem virtuellen Aktienoptionsplan betrug zum Bilanzstichtag 1,49 % des Grundkapitals. Der Wert dieser Aktienwert-Beteiligungsrechte beträgt 1,8 Mio. EUR.

Die Vergütung des Aufsichtsrats enthält feste und variable Bestandteile. Letztere orientieren sich am Ergebnis vor Zinsen und Steuern (Earnings before Interest and Taxes – EBIT), wie es in dem entsprechend den IFRS erstellten Konzernabschluss ausgewiesen ist. Bei der Festlegung der Höhe der Vergütung der Aufsichtsratsmitglieder werden die Funktionen des Vorsitzenden und des stellvertretenden Vorsitzenden entsprechend berücksichtigt. Im Geschäftsjahr wurden vom Unternehmen keine Vergütungen für persönlich erbrachte Leistungen, z. B. für Beratungs- und Vermittlungsleistungen, an die Mitglieder des Aufsichtsrats gezahlt.

Organmitgliedern gewährte Hypothekendarlehen

in TEUR	2005			
	Stand am 1.1.2005	Tilgung	Stand am 31.12.2005	Zinssatz in %
Vorstand	84	84	–	5,0

Für Organmitglieder bestanden keine Haftungsverhältnisse. Die Organmitglieder werden namentlich auf den Seiten 5 bis 7 dieses Berichts genannt.

9.3 Aktienorientierte Vergütung

Der Vorstand der Hannover Rück AG hat mit Zustimmung des Aufsichtsrates zum 1. Januar 2000 einen virtuellen Aktienoptionsplan eingeführt, der die Gewährung von Aktienwert-Beteiligungsrechten an bestimmte Führungskräfte vorsieht. Der Inhalt des Aktienoptionsplans richtet sich ausschließlich nach den Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten. Zuteilungsberechtigt sind alle Mitglieder des Konzern-Führungskreises. Bei Ausübung der Aktienwert-Beteiligungsrechte ergibt sich kein Anspruch auf Lieferung von Aktien der Hannover Rück AG, sondern lediglich auf Zahlung eines an der Aktienkursentwicklung der Hannover Rück AG orientierten Barbetrages. Die Bilanzierung aktienbasierter Vergütungstransaktionen mit Barausgleich ist in IFRS 2 „Share-based Payment" geregelt.

Aktienwert-Beteiligungsrechte wurden erstmals für das Geschäftsjahr 2000 zugeteilt und werden für jedes nachfolgende Geschäftsjahr (Zuteilungsjahr) gesondert zugeteilt, sofern die in den Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten festgelegten Erfolgskriterien erreicht werden.

Das interne Erfolgskriterium ist das Erreichen des vom Aufsichtsrat festgelegten Zielergebnisses, ausgedrückt in „Diluted Earnings per Share" nach IAS 33 „Earnings per Share" (EPS). Wird das Zielergebnis über- oder unterschritten, wird die zunächst gewährte vorläufige Basisanzahl entsprechend erhöht bzw. reduziert und ergibt die EPS-Basisanzahl. Das externe Erfolgskriterium ist die Entwicklung des Aktienkurses im Zuteilungsjahr. Hierfür gilt der ABN Amro Rothschild Global Reinsurance Index (gewichtet) als Benchmark. Er beinhaltet die Entwicklung börsennotierter Rückversicherer der Welt. Entsprechend der Out- oder Underperformance dieses Index wird die EPS-Basisanzahl erhöht, jedoch maximal um 400 % der Basisanzahl, bzw. ermäßigt, aber maximal um 50 % der EPS-Basisanzahl.

Die Laufzeit der Aktienwert-Beteiligungsrechte beträgt jeweils zehn Jahre, beginnend mit dem Ablauf des betreffenden Zuteilungsjahres. Aktienwert-Beteiligungsrechte, die nicht bis zum Ende der jeweiligen Laufzeit ausgeübt wurden, erlöschen. Die Aktienwert-Beteiligungsrechte dürfen erst nach einer Wartezeit und dann nur innerhalb von vier Ausübungszeiträumen pro Jahr ausgeübt werden. Die Wartezeit beträgt für 40 % der Aktienwert-Beteiligungsrechte (die erste Tranche jedes Zuteilungsjahres) zwei Jahre, für jeweils weitere 20 % der Aktienwert-Beteiligungsrechte (die Tranchen zwei bis vier jedes Zuteilungsjahres) verlängert sich die Sperrfrist jeweils um ein weiteres Jahr. Jeder Ausübungszeitraum hat eine Dauer von zehn Börsenhandelstagen, beginnend jeweils mit dem sechsten Börsenhandelstag nach dem Tag der Veröffentlichung des Quartalsberichts der Hannover Rück AG.

Bei Ausübung eines Aktienwert-Beteiligungsrechts ist die Höhe des Differenzbetrages zwischen dem Basispreis und dem aktuellen Börsenkurs der Aktie der Hannover Rück AG zum Zeitpunkt der Ausübung an den Berechtigten zu zahlen. Dabei entspricht der Basispreis dem arithmetischen Mittelwert der Schlusskurse der Aktie der Hannover Rück AG an allen Börsenhandelstagen des ersten vollen Kalendermonats des jeweiligen Zuteilungsjahres. Maßgebend für den aktuellen Börsenkurs der Aktie der Hannover Rück AG zum Zeitpunkt der Ausübung der Aktienwert-Beteiligungsrechte ist der arithmetische Mittelwert der Schlusskurse der Aktie der Hannover Rück AG an den letzten zwanzig Börsenhandelstagen vor dem ersten Tag des jeweiligen Ausübungszeitraumes.

Die Auszahlung ist auf einen Maximalbetrag begrenzt, der sich als Quotient aus dem im Zuteilungsjahr insgesamt zu gewährenden Vergütungsvolumen und der Gesamtzahl der in diesem Jahr zugeteilten Aktienwert-Beteiligungsrechte ergibt.

Im Falle der Kündigung des Anstellungsverhältnisses oder der Beendigung des Anstellungsverhältnisses infolge eines Aufhebungsvertrages oder einer Befristung besteht das Recht, alle Aktienwert-Beteiligungsrechte im ersten darauf folgenden Ausübungszeitraum auszuüben. In diesem Zeitraum nicht ausgeübte Aktienwert-Beteiligungsrechte und solche, deren Wartezeit noch nicht abgelaufen ist, erlöschen. Der Eintritt in den Ruhestand, der Fall der Erwerbsunfähigkeit und der Fall des Todes der Führungskraft gilt für Zwecke der Ausübung nicht als Beendigung des Anstellungsverhältnisses.

Aus den Zuteilungen für die Jahre 2000 und 2002 bis 2004 bestehen im Geschäftsjahr 2005 die folgenden Verpflichtungen:

Aktienwert-Beteiligungsrechte der Hannover Rück AG

	Zuteilungsjahr			
	2004	2003	2002	2000
Ausgabedatum	24.3.2005	25.3.2004	11.4.2003	21.6.2001
Laufzeit	10 Jahre	10 Jahre	10 Jahre	10 Jahre
Sperrfrist	2 Jahre	2 Jahre	2 Jahre	2 Jahre
Basispreis (in EUR)	27,49	24,00	23,74	25,50
Teilnehmer im Jahr der Ausgabe	109	110	113	95
Anzahl ausgegebener Optionen	211 171	904 234	710 429	1 138 005
Fair Value zum 31.12.2005 (in EUR)	2,33	4,31	4,94	4,43
Maximalwert (in EUR)	24,62	8,99	8,79	5,49
Bestand an Optionen zum 31.12.2005	204 774	784 439	409 835	176 127
Rückstellung zum 31.12.2005 (in Mio. EUR)	0,48	3,38	2,02	0,78
Auszahlungsbeträge im Geschäftsjahr 2005 (in Mio. EUR)	–	–	1,42	3,55
Aufwand im Geschäftsjahr 2005 (in Mio. EUR)	0,48	1,73	0,77	0,85

Im Geschäftsjahr 2005 ist für 80 % der im Jahr 2000 und für 40 % der im Jahr 2002 zugeteilten Aktienwert-Beteiligungsrechte die Wartezeit abgelaufen. Ausgeübt wurden 647.081 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2000 und 193.572 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2002. Die Summe der Auszahlungsbeträge betrug 5,0 Mio. EUR.

Der Bestand der Aktienwert-Beteiligungsrechte der Hannover Rück AG hat sich seit 2001 wie folgt entwickelt:

Entwicklung des Aktienwert-Beteiligungsrechtplanes der Hannover Rück AG

	Zuteilungsjahr			
Anzahl Optionen	**2004**	**2003**	**2002**	**2000**
Ausgegeben 2001	–	–	–	1 138 005
Ausgeübt 2001	–	–	–	–
Verfallen 2001	–	–	–	–
Bestand 31.12.2001	–	–	–	1 138 005
Ausgegeben 2002	–	–	–	–
Ausgeübt 2002	–	–	–	–
Verfallen 2002	–	–	–	40 770
Bestand 31.12.2002	–	–	–	1 097 235
Ausgegeben 2003	–	–	710 429	–
Ausgeübt 2003	–	–	–	–
Verfallen 2003	–	–	23 765	110 400
Bestand 31.12.2003	–	–	686 664	986 835
Ausgegeben 2004	–	904 234	–	–
Ausgeübt 2004	–	–	–	80 137
Verfallen 2004	–	59 961	59 836	57 516
Bestand 31.12.2004	–	844 273	626 828	849 182
Ausgegeben 2005	211 171	–	–	–
Ausgeübt 2005	–	–	193 572	647 081
Verfallen 2005	6 397	59 834	23 421	25 974
Bestand 31.12.2005	204 774	784 439	409 835	176 127
Ausübungsfähig 31.12.2005	–	–	56 547	10 284

Die Bewertung der bestehenden Aktienwert-Beteiligungsrechte erfolgt auf Basis des Black-Scholes-Optionspreismodells.

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 30. Dezember 2005 von 29,93 EUR, eine Volatilität von 21,92 %, eine Dividendenrendite von 0,00 % und ein risikofreier Zinssatz von 3,08 % für das Zuteilungsjahr 2000, 3,20 % für das Zuteilungsjahr 2002, 3,25 % für das Zuteilungsjahr 2003 und 3,30 % für das Zuteilungsjahr 2004 zu Grunde gelegt worden.

Der durchschnittliche Fair Value je Aktienwert-Beteiligungsrecht beträgt für das Zuteilungsjahr 2000 4,43 EUR, für das Zuteilungsjahr 2002 4,94 EUR, für das Zuteilungsjahr 2003 4,31 EUR und für das Zuteilungsjahr 2004 2,33 EUR.

Auf dieser Basis beträgt die Summe der Rückstellung für das Geschäftsjahr 2005 6,7 Mio. EUR. Der Aufwand des Geschäftsjahres beträgt insgesamt 3,8 Mio. EUR.

9.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

10. Übrige Erläuterungen

10.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA, durch die Hannover Finance, Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises sowie über eine Verpflichtung zur Zahlung von weiteren Kaufpreisteilen und Vergütungsbestandteilen (Incentive Compensation) aus Geschäftsführungsverträgen. Ferner besteht ein Rechtsstreit über die Freigabe eines weiteren Treuhandkontos, das als Sicherheit für Verbindlichkeiten der früheren Eigentümer im Zusammenhang mit einem bestimmten Geschäftssegment dient.

Mit Ausnahme der vorgenannten Verfahren bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

10.2 Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf Kapitel 8.8 „Anleihen und langfristige Verbindlichkeiten".

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.668,5 Mio. EUR (1.748,7 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen des dispositiven Bestands ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 3.154,2 Mio. EUR (2.663,7 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 118,3 Mio. EUR (88,8 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 233,4 Mio. EUR (232,4 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011) bezogen auf zukünftige Bilanzstichtage kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen auf 27,7 Mio. EUR geschätzt.

10.3 Langfristige Verpflichtungen

Nach der Auflösung des Deutschen Luftpools mit Wirkung zum 31. Dezember 2003 besteht unsere Beteiligung aus der Abwicklung der noch bestehenden Vertragsbeziehungen (run-off). Die Mitgliedschaft mehrerer Konzerngesellschaften bei der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

10.4 Mieten und Leasing

Angemietete Objekte

Zusammengefasste Leasingverbindlichkeiten

in TEUR	Ausgaben
2006	6 743
2007	6 122
2008	6 059
2009	6 069
2010	5 432
Nachfolgend	45 758

Operating Leasingverträge führten im Geschäftsjahr 2005 zu Ausgaben von 6,3 Mio. EUR (8,1 Mio. EUR).

Mehrjährige Mietverhältnisse für Geschäftsräume bestehen bei der Insurance Corporation of Hannover und der Clarendon-Gruppe. Bei letzterer wurde im Jahr 2003 ein Mietvertrag für Geschäftsräume mit einer Laufzeit von 20 Jahren abgeschlossen. Das Mietverhältnis endet am 29. August 2023. Die Mietraten sind für die Mietzeit fest vereinbart, wobei zu vertraglich festgelegten Zeitpunkten eine Anpassung an geänderte Marktkonditionen möglich ist.

Die Hannover Reinsurance Africa Ltd. hat im Jahr 2002 einen Sale-and-lease-back-Vertrag über ein Grundstück und Geschäftsgebäude mit einer Laufzeit von acht Jahren abgeschlossen, der gemäß IAS 17 als Operating Lease zu bilanzieren ist.

Vermietete Objekte

Die Hannover Re Real Estate Holdings vermietet Grundvermögen in Florida; die Mietverträge haben eine Laufzeit von jeweils drei bis zehn Jahren. Aus den unkündbaren Verträgen resultieren in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

in TEUR	Einnahmen
2006	10 503
2007	9 358
2008	9 122
2009	8 554
2010	5 701
Nachfolgend	169

Die Mieteinnahmen beliefen sich im Geschäftsjahr 2005 auf 14,3 Mio. EUR (14,3 Mio. EUR).

Die Mehrzahl der Mietverträge endet vertragsgemäß im Jahr 2010. Die Neuverhandlung der Mietverhältnisse beginnt voraussichtlich nicht vor dem Jahr 2008.

10.5 Währungsumrechnung

Abschlusspositionen von Tochterunternehmen des Konzerns wurden in den jeweiligen Währungen bewertet, in welchem ökonomischen Umfeld das entsprechende Tochterunternehmen hauptsächlich operiert. Diese Währungen werden als funktionale Währungen bezeichnet. Der Euro ist die Berichtswährung, in der der konsolidierte Konzernabschluss aufgestellt wird.

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige funktionale Währung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags.

Fremdwährungsgewinne- oder verluste aus der Umrechnung von monetären Aktiva und Passiva werden direkt in der Gewinn- und Verlustrechnung angesetzt. Ausnahmen hiervon betreffen Finanzinstrumente, die als qualifizierte Cashflow-Hedges für nichtmonetäre bilanzielle Posten definiert sind.

Währungsumrechnungsdifferenzen aus der Umrechnung von nichtmonetären Aktiva, die zum Marktwert durch die Gewinn- und Verlustrechnung bewertet sind, werden mit diesen als Gewinn oder Verlust aus Marktwertänderungen ausgewiesen.

Fremdwährungsgewinne oder Verluste aus nichtmonetären Posten, wie Aktien, die als dispositiver Bestand ausgewiesen werden, sind in der Neubewertungsrücklage im Eigenkapital ausgewiesen.

Wesentliche Umrechnungskurse

1 EUR entspricht:	2005	2004	2005	2004
	Devisenmittelkurs am Bilanzstichtag		Durchschnittskurs	
	31.12.	31.12.	31.12.	31.12.
AUD	1,6145	1,7489	1,6356	1,6916
CAD	1,3769	1,6430	1,5099	1,6165
GBP	0,6870	0,7071	0,6850	0,6819
MYR	4,4823	5,1503	4,7224	4,7128
SEK	9,3930	9,0200	9,2767	9,1239
USD	1,1834	1,3640	1,2477	1,2474
ZAR	7,4890	7,6793	7,8687	7,9666

10.6 Honorar des Abschlussprüfers

In der Hannover Rück-Gruppe fielen im Geschäftsjahr weltweit insgesamt Honoraraufwendungen für Wirtschaftsprüfungsleistungen in Höhe von 7,6 Mio. EUR an, die im Wesentlichen Abschlussprüfungs- und Steuerberatungsleistungen umfassen.

Davon entfallen 1,4 Mio. EUR auf das Honorar des bestellten Konzernabschlussprüfers im Sinne von § 318 HGB. Der Betrag enthält in Höhe von 1,0 Mio. EUR Honorar für die Abschlussprüfung, 0,2 Mio. EUR für Steuerberatungsleistungen sowie 0,2 Mio. EUR für sonstige Bestätigungsleistungen und Leistungen für Mutter- oder Tochterunternehmen.

10.7 Ereignisse nach Ablauf des Geschäftsjahres

Mit Pressemitteilung vom 3. Februar 2006 informierten wir, dass die Hannover Rück AG erneut den Kapitalmarkt zur Verbriefung von Rückversicherungsrisiken genutzt hat. Die als „K5" bezeichnete Transaktion hat ein Volumen von 370 Mio. USD. Sie wurde überwiegend bei institutionellen Investoren in Nordamerika platziert und hat eine zunächst auf drei Jahre begrenzte Laufzeit. Das für die Verbriefung zusammengestellte Portefeuille besteht aus nichtproportionalen Rückversicherungsverträgen der Sach-, Katastrophen-, Luftfahrt- und Transportsparten einschließlich Meerestechnik. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Gesellschaft ist mit Wirkung zum 1. Januar 2006 unter dem Segregated Accounts Act 2000 registriert, seit diesem Zeitpunkt hält die Hannover Rück AG den Mehrheitsanteil an der Gesellschaft.

Hannover, den 21. März 2006

Der Vorstand



Zeller



Arrago



Dr. Becke



Gräber



Dr. König



Dr. Pickel



Wallin

BESTÄTIGUNGSVERMERK
des Abschlussprüfers

Wir haben den von der Hannover Rückversicherung AG, Hannover, aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2005 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften sowie den ergänzenden Bestimmungen der Satzung liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften sowie den ergänzenden Bestimmungen der Satzung und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

Hannover, den 21. März 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Als Aufsichtsrat befassten wir uns auch im Geschäftsjahr 2005 eingehend mit der Lage und Entwicklung der Hannover Rückversicherung AG, der Obergesellschaft des Hannover Rück-Konzerns. Wir berieten den Vorstand bei der Leitung des Unternehmens und überwachten die Geschäftsführung auf der Basis schriftlicher und mündlicher Berichterstattung des Vorstands. Der Aufsichtsrat trat viermal zu Sitzungen zusammen, um die anstehenden Beschlüsse zu fassen. Über zwei kurzfristig zu behandelnde Themen wurde jeweils durch Beschlussfassung im schriftlichen Verfahren entschieden. Die vom Aufsichtsrat gebildeten Ausschüsse gemäß § 107 Abs. 3 AktG, der Ausschuss für Vorstandsangelegenheiten und der Bilanzausschuss, tagten drei- bzw. zweimal. Der Aufsichtsratsvorsitzende informierte das Aufsichtsratsplenum jeweils in der nächsten Sitzung über wichtige Beratungspunkte der Ausschüsse. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte und die Lage des Konzerns informieren. In den Berichten des Vorstands werden unter anderem die aktuellen Plan- und Erwartungszahlen für die einzelnen Geschäftsfelder erläutert. Die Belastungen durch Großschäden sowie die Themen Kapitalanlagen, Kapitalanlageerträge, Ratings und die weltweite Personalentwicklung im Konzern sind Gegenstand der Berichterstattung. Die Quartalsberichte mit den Quartalsabschlüssen und Kennzahlen für den Hannover Rück-Konzern stellten eine weitere wichtige Informationsquelle für den Aufsichtsrat dar. Der Aufsichtsratsvorsitzende wurde überdies vom Vorstandsvorsitzenden laufend über wichtige Entwicklungen und anstehende Entscheidungen unterrichtet. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt.

Wir ließen uns die Ergebniserwartung für das Geschäftsjahr 2005 sowie die operative Planung für das Geschäftsjahr 2006 vom Vorstand darstellen. Schwerpunkt hierbei waren die Belastungen durch die Wirbelstürme „Katrina" und „Rita" und die sich daraus ergebenden Konsequenzen für die weitere Strategie im Bereich der Rückversicherung von Naturkatastrophenrisiken.

Im Rahmen der Behandlung wichtiger Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mit der Emission einer nachrangigen Schuldverschreibung durch die Tochtergesellschaft Hannover Finance (Luxembourg) S.A. im Umfang von 500 Mio. EUR. Die in einem sehr günstigen Finanzierungsumfeld begebene Anleihe diente dem Zweck, eine im Jahre 2001 emittierte 30-jährige nachrangige Schuldverschreibung über 350 Mio. EUR soweit wie möglich abzulösen und darüber hinaus die gute Kapitalbasis der Gruppe weiter zu stärken. Großen Raum nahmen auch die Beratungen über die Neuordnung der Erstversicherungsaktivitäten der Gruppe in den USA ein. Der Strategiewechsel bei der Clarendon Insurance Group sieht die Abwicklung des Programmgeschäfts und die Fokussierung auf profitables Spezialgeschäft vor. Diese geschäftspolitische Neuausrichtung und die daraus resultierenden Restrukturierungen werden vom Aufsichtsrat ausdrücklich begrüßt.

Des Weiteren beschäftigte sich der Aufsichtsrat intensiv auch mit der Entwicklung anderer wichtiger Tochter- und Beteiligungsgesellschaften im Konzern. Um den Marktauftritt zu vereinheitlichen und die Vertriebsaktivitäten zu bündeln, gab der Aufsichtsrat grünes Licht für die Reorganisation der Finanz-Rückversicherungsaktivitäten in Irland mit dem Ziel, letztlich alle Aktivitäten der Gruppe in einer Gesellschaft zusammenzufassen. Auch stimmte der Aufsichtsrat der Einbringung von zwei Lebensrückversicherungs-Tochtergesellschaften in eine spezielle Beteiligungs-GmbH zu. Verschiedene Kapitalmaßnahmen bei Tochtergesellschaften wurden erörtert. Beispielhaft seien hier die Kapitalerhöhungen bei der Hannover Life Reassurance (Ireland) Ltd. um 65 Mio. EUR und bei der Hannover Life Reassurance Company of America um 25 Mio. USD genannt. Beide Kapitalmaßnahmen sichern das Wachstum der Gesellschaften ab und tragen den gestiegenen Marktanforderungen hinsichtlich Rating und Solvabilität Rechnung. Hiermit korrespondierend wurden auch das Thema der Kapitalbindung bei Tochtergesellschaften und die Flexibilität der Kapitalrückführung erörtert und gewürdigt.

Im Rahmen von Spezialanalysen befasste sich der Aufsichtsrat mit der besonders in den USA ins Kreuzfeuer der Kritik geratenen Finanz-Rückversicherung. Der Aufsichtsrat konnte sich auf der Grundlage ausführlicher Informationen durch den Vorstand davon überzeugen, dass die weltweiten Aktivitäten der Hannover Rück-Gruppe auch in diesem Geschäftssegment sich im Rahmen der gesetzlichen Vorgaben bewegten.

Einem in der letzten Aufsichtsratssitzung des Jahres 2005 geäußerten Wunsch des Aufsichtsrats nach einer umfassenden Darstellung der Reservierungs- und Retrozessionspraxis wird der Vorstand in seiner Berichterstattung des laufenden Jahres Rechnung tragen.

Erneut wurde die Geschäftsordnung des Vorstands überprüft und der Kreis der zustimmungspflichtigen Maßnahmen und Geschäfte im Bereich der Kapitalanlagen aktualisiert. Wie in jedem Jahr ließ sich der Aufsichtsrat auch wieder über die bedeutenden rechtshängigen Verfahren informieren. Große Aufmerksamkeit widmete der Aufsichtsrat erneut dem Thema Corporate Governance. Vor dem Hintergrund neuer gesetzlicher Bestimmungen, wie etwa dem Anlegerschutzverbesserungsgesetz, wurden die Corporate-Governance-Grundsätze der Hannover Rückversicherung AG aktualisiert. Mit Blick auf die Neufassung von Ziffer 5.4.2 des Deutschen Corporate-Governance-Kodex stellte der Aufsichtsrat fest, dass vier der sechs Vertreter der Anteilseigner im Sinne des Kodex „unabhängig" sind. Nach Einschätzung des Aufsichtsrats gehört ihm damit eine ausreichende Anzahl unabhängiger Mitglieder an. Die hohe Bedeutung der im Corporate-Governance-Kodex formulierten Standards einer guten und verantwortungsvollen Unternehmensführung werden auch in der vom Vorstand und Aufsichtsrat abgegebenen Entsprechenserklärung nach § 161 Aktiengesetz zur Beachtung des Corporate-Governance-Kodex deutlich. Den Empfehlungen des Kodex wird nur hinsichtlich der individualisierten Angabe der Vorstands- und Aufsichtsratsvergütung nicht entsprochen. Ergänzend wird auf den in diesem Geschäftsbericht abgedruckten Corporate-Governance-Bericht und auf die Veröffentlichungen der Gesellschaft im Internet hingewiesen.

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, wurde beauftragt, den Konzernabschluss und den Lagebericht des Vorstands für den Hannover Rück-Konzern nach IAS/IFRS zu prüfen. Die Auswahl des Abschlussprüfers für die Abschlussprüfung 2005 erfolgte durch den Aufsichtsrat; der Aufsichtsratsvorsitzende erteilte den konkreten Prüfungsauftrag. Neben den üblichen Prüftätigkeiten bildeten die Abwicklung des Kontokorrentverkehrs mit Zedenten und Retrozessionären einschließlich der konzerninternen Transaktionen sowie die Werthaltigkeit der aktivierten latenten Steuern Prüfungsschwerpunkte. Die Zusammenarbeit mit den Wirtschaftsprüfern verlief vertrauensvoll und kooperativ. Die sich aus der Internationalität der Prüfung ergebenden besonderen Herausforderungen wurden uneingeschränkt erfüllt. Da die Prüfung keinen Anlass zur Beanstandung gegeben hat, erteilte die KPMG DTG den uneingeschränkten Bestätigungsvermerk. Der Bilanzausschuss hat den Abschluss und den Lagebericht in einer Sitzung unter Beteiligung der Wirtschaftsprüfer beraten. Der Prüfungsbericht wurde allen Aufsichtsratsmitgliedern ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer erörtert. Die Abschlussprüfer nahmen auch an der ordentlichen Hauptversammlung teil.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war."

Wir haben

a) den Jahresabschluss der Gesellschaft nebst Lagebericht des Vorstands,

b) den Konzernabschluss des Hannover Rück-Konzerns nebst Konzernlagebericht des Vorstands sowie

c) den Bericht des Vorstands gemäß § 312 AktG (Bericht über die Beziehungen zu verbundenen Unternehmen)

– jeweils zum 31. Dezember 2005 aufgestellt und mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers versehen – geprüft und erheben hiergegen keine Einwendungen. Der Aufsichtsrat hat den Jahres- und den Konzernabschluss gebilligt; der Jahresabschluss ist damit festgestellt. Dem Vorschlag des Vorstands über die Verwendung des Bilanzgewinns 2005 stimmen wir zu.

Hannover, den 22. März 2006

Für den Aufsichtsrat

Wolf-Dieter Baumgartl
Vorsitzender

CORPORATE-GOVERNANCE-Bericht

Gute Unternehmensführung und -kontrolle im Sinne einer zeitgemäßen Corporate Governance ist bei Hannover Rück gelebte Selbstverständlichkeit. Dies wird bereits daraus deutlich, dass die Gesellschaft in den Jahren 2004 und 2005 mit zwei Ausnahmen alle Empfehlungen des Kodex erfüllte und damit den durchschnittlichen Entsprechensgrad der im MDax vertretenen Unternehmen deutlich übertraf, der laut Regierungskommission Deutscher Corporate Governance Kodex (DCGK) 2004 bei 90 % lag.

Corporate Governance beschreibt für Vorstand und Aufsichtsrat der Hannover Rück den rechtlichen und faktischen Ordnungsrahmen für die Leitung und Überwachung des Unternehmens in allen wesentlichen Bereichen der Unternehmensverfassung, etwa im Gesellschafts- oder Kapitalmarktrecht, in der Rechnungslegung oder dem Risikomanagement. Corporate Governance ist dabei kein Selbstzweck. Sie dient vielmehr unverändert dem Ziel, eine nachhaltige Steigerung des Unternehmenswerts zu erreichen und das Vertrauen unserer Aktionäre, Geschäftspartner, Kunden, Mitarbeiter sowie der Öffentlichkeit in das Unternehmen zu stärken und dauerhaft zu festigen. Auf dieser Basis unterstützt die Hannover Rück die im DCGK formulierten Grundsätze einer wertorientierten und transparenten Unternehmensführung und -kontrolle und erkennt sie als Leitlinie ihrer Aktivitäten an.

Folgerichtig haben wir im zurückliegenden Jahr der Kommunikation mit dem Finanzmarkt erneut unsere besondere Aufmerksamkeit gewidmet und in beachtlichem Umfang Investor-Relations-Aktivitäten entfaltet. Hierzu gehörten unter anderem:

- Für Analysten und institutionelle Investoren haben wir vier internationale Telefonkonferenzen veranstaltet, um unsere Quartalsabschlüsse sowie grundlegende Finanzdaten und unsere Geschäftspolitik zu erläutern und Fragen zu beantworten. Die dazu gehörigen Präsentationen wurden live im Internet übertragen.
- An verschiedenen internationalen Finanzplätzen wurden rund 50 Roadshows und Investorenkonferenzen durchgeführt.
- Unternehmensvertreter kamen darüber hinaus mit nahezu 40 internationalen Analysten und Investoren in Hannover zu Einzelgesprächen zusammen.
- Mit Ratingagenturen wurden auf regelmäßiger Basis wesentliche Finanzdaten erörtert. Mit den für die Rückversicherungsbranche bedeutsamen Agenturen Standard & Poor's sowie A.M. Best wurde der Informationsaustausch in interaktiven Management-Meetings vertieft.
- Weiterhin fand in Hannover ein – mittlerweile institutionalisierter – Analysten- und Investorentag statt, um dem Wunsch des Finanzmarktes nach grundsätzlichen Hintergrundinformationen gerecht zu werden.
- Zur Erläuterung des Jahresabschlusses fanden in Frankfurt und London Analystenkonferenzen statt. Diese Konferenzen, die Bilanzpressekonferenz, die Rede des Vorstandsvorsitzenden in unserer Hauptversammlung sowie die Telefonkonferenzen wurden aufgezeichnet und sind via Video-/Audiostreaming für alle Interessierten im Internet abrufbar.
- Darüber hinaus erfolgte eine aktuelle Informationsversorgung über das Internet sowie über Pressemitteilungen und InfoBriefe. Hervorzuheben ist das im Rahmen der Neugestaltung unseres Internetauftritts ausgedehnte Informationsangebot zum Thema Corporate Governance sowie das monatlich erscheinende, auf der Startseite unserer Homepage anzuklickende IR Online Magazin, das Interessierte auch im Wege eines E-Mail-Abonnements beziehen können.

Folgende weitere Aktivitäten sind hervorzuheben: Die von Aufsichtsrat und Vorstand im Jahr 2003 beschlossenen und seitdem regelmäßig fortentwickelten Corporate-Governance-Grundsätze der Hannover Rück wurden im März 2005 an die sich fortentwickelnden Gesetze und Standards zur

Unternehmensführung und -kontrolle angepasst. Zur weiteren Verbesserung der engen und konstruktiven Zusammenarbeit von Vorstand und Aufsichtsrat wurde die Liste der zustimmungspflichtigen Maßnahmen und Geschäfte in der Geschäftsordnung des Vorstands präzisiert. In Übereinstimmung mit Ziffer 5.4.2 des DCGK stellte der Aufsichtsrat im August 2005 fest, dass ihm mit vier von insgesamt sechs Anteilseignervertretern eine nach seiner Einschätzung ausreichende Anzahl unabhängiger Mitglieder angehört.

Weiterhin musste sich die Gesellschaft in den zurückliegenden Jahren im Bereich Corporate Governance auf eine Flut neuer gesetzlicher Regelungen einstellen. Allein in den letzten beiden Jahren waren dies unter anderem das Anlegerschutzverbesserungsgesetz, das Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts, das Bilanzrechtsreformgesetz, das Bilanzkontrollgesetz, das Kapitalanleger-Musterverfahrensgesetz, das Wertpapierprospektgesetz oder das Vorstandsvergütungs-Offenlegungsgesetz. Auch der DCGK wurde erneut überarbeitet und enthält in seiner aktuellen Fassung vom 2. Juni 2005 mittlerweile 82 Empfehlungen sowie zahlreiche weitere Anregungen.

Die Fülle dieser Neuregelungen legte den Unternehmen eine Vielzahl weiterer Pflichten auf, die sich in neuen organisatorischen Anforderungen niederschlagen und einen beachtlichen zusätzlichen finanziellen Aufwand generieren. Zwei Beispiele seien genannt:

- § 15 b Wertpapierhandelsgesetz (WpHG) verpflichtet die Unternehmen zur Führung von Insiderverzeichnissen. Allein bei der Hannover Rück werden jeweils rund 250 Namen in dieser ständig zu aktualisierenden Liste geführt.
- § 15 a WpHG bzw. Ziffer 6.6 DCGK verpflichtet Führungskräfte eines Unternehmens nebst ihren Angehörigen zur Veröffentlichung von Geschäften in Wertpapieren der Gesellschaft ab einem Betrag von 5.000 EUR im Kalenderjahr. Die Folge ist eine Unzahl von Meldungen und Pflichtveröffentlichungen ohne nennenswerte Aussagekraft. Denn welche höhere Kenntnis erlangt der Kapitalmarkt, wenn der Verwandte einer Führungskraft in einem Jahr für 2.500 EUR Aktien der Gesellschaft kauft und dann wieder verkauft? Diese Normierung besitzt keine hinreichende Kapitalmarktrelevanz und führt zu keiner Verbesserung der Corporate Governance, wohl aber zu Überregulierung und zusätzlicher Bürokratie.

Wertpapiertransaktionen gemäß Ziffer 6.6 des Deutschen Corporate-Governance-Kodex

Transaktionen von Aktien, Optionen und Derivaten der Hannover Rückversicherung AG durch Vorstands- und Aufsichtsratsmitglieder der Hannover Rück oder sonstigen Personen mit Führungsaufgaben, die regelmäßig Zugang zu Insiderinformationen der Gesellschaft haben und zu wesentlichen unternehmerischen Entscheidungen befugt sind, sowie durch bestimmte mit ihnen in einer engen Beziehung stehenden Personen über 5.000 EUR sind in diesem Geschäftsbericht im Anhang unter Ziffer 9.2 aufgeführt.

Anteilsbesitz gemäß Ziffer 6.6 des Deutschen Corporate-Governance-Kodex

Auch die Angaben zu diesem Punkt sind im Anhang zu diesem Geschäftsbericht unter Ziffer 9.2 aufgeführt.

Aktienorientierte Vergütung

Informationen zu diesem Thema finden Sie unter Ziffer 9.3 des Anhangs.

Corporate-Governance-Kodex

Den Empfehlungen des Kodex wird erneut nur in den Punkten Individualisierte Angabe der Vorstands- und Aufsichtsratsvergütung (Kodex Ziffern 4.2.4 und 5.4.7 Abs. 3) nicht entsprochen. Die vorgeschriebene Darstellung der von der Hannover Rück gegenwärtig nicht umgesetzten Empfehlungen des DCGK erfolgt in der nachstehenden Entsprechenserklärung.

Entsprechenserklärung nach § 161 AktG des Deutschen Corporate-Governance-Kodex bei der Hannover Rückversicherung AG

Der Deutsche Corporate-Governance-Kodex stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar und enthält international als auch national anerkannte Standards guter und verantwortungsvoller Unternehmensführung. Ziel des Kodex ist es, das Vertrauen von Investoren, Kunden, Mitarbeitern und der Öffentlichkeit in die deutsche Unternehmensführung zu fördern. § 161 Aktiengesetz (AktG) verpflichtet Vorstand und Aufsichtsrat deutscher börsennotierter Gesellschaften, jährlich zu erklären, ob den vom Bundesministerium der Justiz bekannt gemachten Empfehlungen der „Regierungskommission Deutscher Corporate-Governance-Kodex" entsprochen wurde und wird oder welche Empfehlungen nicht angewendet wurden oder werden („comply or explain"). Die Umsetzung der Empfehlungen durch die Hannover Rückversicherung AG weicht in folgenden Punkten vom Deutschen Corporate-Governance-Kodex (in der Fassung vom 2. Juni 2005) ab:

Individualisierte Angabe der Vorstands- und Aufsichtsratsvergütung

(Kodex Ziffern 4.2.4 Satz 2 und 5.4.7 Abs. 3, Satz 1)

Die Vergütung der Vorstands- und Aufsichtsratsmitglieder soll aufgeteilt nach ihren jeweiligen Bestandteilen im Anhang des Konzernabschlusses bzw. im Corporate-Governance-Bericht individualisiert ausgewiesen werden. Die Hannover Rück ist der Auffassung, dass der Persönlichkeitsschutz gegenüber den Informations-/Transparenzinteressen der Investoren Vorrang haben sollte. Deshalb erfolgt wie bisher eine summarische Darstellung der Vergütung und ihrer Bestandteile im Anhang des Konzernabschlusses. Diese Darstellung ermöglicht unseren Aktionären in vollem Umfang, die Angemessenheit der Gesamtvergütung zu beurteilen.

Allen übrigen Empfehlungen des Kodex wurde und wird entsprochen.

Hannover, den 15. November 2005

Der Vorstand Der Aufsichtsrat

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62
Managing Director:
Steve Willcock

Hannover Rückversicherung AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33
Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68
President & CEO:
Dr. Konrad Rentrup

China

Hannover Rückversicherung AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27
Chief Representative:
Michael Huang

Hannover Rückversicherung AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +8 52/25 19 32 08
Fax +8 52/25 88 11 36
General Manager:
David Laskey

Frankreich

Hannover Re
Gestion de Réassurance
France S.A.
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88
General Manager:
Jean-Jacques Menon

Hannover Rückversicherung AG
Succursale française pour
la Réassurance Vie
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98
General Manager:
Claude Vercasson

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
David Brand

Hannover Services (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
Michael Wennin

International Insurance Company
of Hannover Ltd.
1st Floor
L' Avenir Opladen Way
Bracknell
Berkshire RG12 0PE
Tel. +44/13 44/39 76 00
Fax +44/13 44/39 76 01
Managing Director:
Michael Wennin

Büro London
2nd Floor
69–70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45
Representative:
Michael Wennin

Irland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 16
Fax +3 53/1/6 73 63 39
Managing Director:
Henning Ludolphs

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 18
Fax +3 53/1/6 73 69 17
Managing Director:
Colin Rainier

Hannover Reinsurance (Dublin) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 17
Fax +3 53/1/6 73 69 16
Managing Director:
Henning Ludolphs

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 15
Fax +3 53/1/8 29 14 00
Managing Director:
Henning Ludolphs

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49
Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05
Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89
Chief Agent:
V. Lorraine Williams

Hannover Rückversicherung AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/416/8 67 97 12
Fax +1/416/8 67 97 28
Manager:
Margaret Whiteley

Korea

Hannover Rückversicherung AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08
Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherung AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29
General Manager:
K Rohan

Mexiko

Hannover Services (México) S.A. de C.V.
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
German Centre
Oficina 7-4-10
C.P. 01210 México, D.F.
Tel. +52/55/91 40 08 00
Fax
Life Dept. +52/55/85 03 97 59
Treaty Dept. +52/55/85 03 97 60
Facultative Dept. +52/55/85 03 97 58
Managing Director:
Jaime Ernesto Cáceres

Schweden

Hannover Rückversicherung AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
10422 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99
Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99
Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78

Director General:
Eduardo Molinari

Südafrika

Compass Insurance Company Ltd.
P. O. Box 37226
Birnam Park 2015
Johannesburg
Tel. +27/11/7 45 83 33
Fax +27/11/7 45 83 44
www.compass.co.za

Managing Director:
Margaret Louw

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32

Managing Director:
Gerd Obertopp

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32

Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherung AG
Taipei Representative Office
17F No. 167, Tun Hwa North Road
Taipeh 105, Taiwan
Life Dept.
Tel. +8 86/2/27 17 19 99-21 61
Facultative Dept.
Tel. +8 86/2/27 17 19 99-21 62
Fax +8 86/2/25 47 70 67

Representative:
Tzu Chao Chen

USA

Clarendon Insurance Group, Inc.
7 Times Square,
36th and 37th Floor
New York, NY 10036
Tel. +1/2 12/8 05 97 00
Fax +1/2 12/8 05 98 00

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/4 07/6 49 84 11
Fax +1/4 07/6 49 83 22

President & CEO:
Peter R. Schaefer

Hannover Re Advanced Solutions
U.S. Representative Office
500 Park Blvd., 13th Floor, Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 11
Fax +1/6 30/7 73-99 37

Senior Vice President:
Reinhard Elers

Insurance Corporation of Hannover
500 Park Blvd.
Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 01
Fax +1/6 30/7 73-99 37

Senior Vice President:
Stephen Fitzpatrick

Hannover Re Services USA, Inc.
500 Park Blvd.
Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 01
Fax +1/6 30/7 73-99 37

Praetorian Financial Group, Inc.
7 Times Square,
New York, NY 10036
Tel. +1/212/7 90 97 80
Fax +1/212/7 90 98 07
www.praetorianfinancial.com

President & CEO:
Rodman Fox

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Kaufpreis eines Wirtschaftsgutes einschließlich aller Neben- und Bezugskosten; bei abnutzbaren Wirtschaftsgütern vermindert um planmäßige und/oder außerplanmäßige Abschreibungen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für im Geschäftsjahr eingetretene Schadenereignisse, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen des Bankpartners. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Bonität (auch: Kreditwürdigkeit): Fähigkeit eines Schuldners, seinen Zahlungsverpflichtungen nachzukommen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto – Retro = Netto, auch: für eigene Rechnung).

Coinsurance-Funds-Withheld- (CFW)Vertrag: Mitversicherungsvertrag, bei dem der Zedent einen Teil der ursprünglichen Prämie mindestens in Höhe der zedierten Reserven zurückbehält. Ähnlich wie bei einem → Modco-Vertrag repräsentiert die Zinszahlung an den Rückversicherer den Anlageertrag des zu Grunde liegenden Wertpapierportefeuilles.

Corporate Governance: Sie dient der Realisierung einer verantwortlichen Führung und Überwachung von Unternehmen und zielt darauf ab, das Vertrauen von Anlegern, Kunden, Mitarbeitern und der Öffentlichkeit in Unternehmen zu fördern.

Critical-Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämie), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u. a. anhand des jeweils zu Grunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Diversifikation (auch: Diversifizierung): Ausrichtung der Geschäftspolitik auf verschiedene Leistungsprogramme, um Auswirkungen von Konjunkturschwankungen zu mindern und das Ergebnis zu stabilisieren. Die Diversifikation ist ein Instrument der Wachstums- und Risikopolitik des Unternehmens.

Diversifizierung: Vgl. → Diversifikation

Dread-Disease- (auch: Critical-Illness-)Deckungen: Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Due Diligence: Zumeist im Rahmen einer Kapitalmarkttransaktion oder bei Fusionen und Unternehmensakquisitionen durchgeführte Maßnahme der Bestands- und Risikoprüfung, die u. a. die Überprüfung der finanziellen, rechtlichen und steuerlichen Situation beinhaltet.

Emittent: Privates Unternehmen oder öffentlich rechtliche Körperschaft, die Wertpapiere ausgibt, z. B. bei Bundesanleihen der Bund und bei Aktien die Aktiengesellschaft.

Ergebnis (auch: Gewinn) je Aktie, verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Free Float: Vgl. → Streubesitz

Führungsposition: Sind mehrere (Rück-)Versicherer an einem Vertrag beteiligt, so übernimmt eine Gesellschaft die Führung. Der Versicherungsnehmer verkehrt nur mit dieser führenden Gesellschaft. Üblicherweise übernimmt der führende (Rück-)Versicherer einen höheren Prozentsatz des Risikos auf eigene Rechnung.

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird und somit eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat.

Hybridkapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Impairment: Außerplanmäßige Abschreibung, die vorgenommen wird, wenn der Barwert der geschätzten, zukünftigen Kapitalflüsse eines Vermögensgegenstandes kleiner ist als dessen Buchwert.

International Accounting Standards (IAS): Vgl. → International Financial Reporting Standards (IFRS)

International Accounting Standards Board (IASB): Gremium in der EU, das mit der Festlegung und Verbesserung der internationalen Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

International Financial Reporting Standards (IFRS): Die vom International Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen (bis zum Jahr 2002 als International Accounting Standards, IAS, bezeichnet).

International Securities Identification Number (ISIN): Zehnstellige Ziffer, die ein Wertpapier international identifiziert. Sie beginnt mit einem Länderkürzel, das das Heimatland des Unternehmens angibt, z. B. DE = Deutschland.

Investment-Grade: Investment-Grade-Ratings werden an Unternehmen vergeben bzw. Anleihen zugeordnet, die ein geringes Risiko aufweisen. Im Gegensatz dazu weisen Unternehmen bzw. Anleihen mit Non-Investment-Grade-Ratings definitionsgemäß spekulative Elemente auf, so dass das Risiko deutlich höher ist.

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsmitteln während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Konfidenzniveau (auch: Wahrscheinlichkeitsniveau): Das Konfidenzniveau definiert die Wahrscheinlichkeit, mit der der festgelegte Risikobetrag nicht überschritten wird.

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu der verrechneten (Brutto- oder Netto-)Prämie.

Kreditwürdigkeit: Vgl. → Bonität

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie anteilig entfallenden Jahresüberschuss.

Lebensbereich: Wir bezeichnen mit diesem Begriff die Geschäftstätigkeit unseres Segments Personen-Rückversicherung.

Letter of Credit (LOC): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Modified-Coinsurance- (Modco)Vertrag: Rückversicherungsvertrag, bei dem der Zedent im Rahmen eines De-

pots Wertpapiere, die die zedierten Reserven besichern, zurückbehält und dadurch eine Verpflichtung begründet, zu einem späteren Zeitpunkt Zahlungen an den Rückversicherer zu leisten. Die Zahlungen beinhalten einen proportionalen Anteil an der Bruttoprämie sowie den Ertrag aus Wertpapieren.

Netto: Vgl. → Brutto/Retro/Netto

Nettoportefeuillewert: Barwert der erwarteten zukünftigen Erträge aus bereits abgeschlossenem Geschäft im Selbstbehalt, diskoniert mit einem währungsabhängigen Risikozinssatz. Er wird auf Basis jeweiliger lokaler Rechnungslegung berechnet.

Nichtlebensbereich: In Abgrenzung zu der Geschäftstätigkeit unseres Segments Personen-Rückversicherung fassen wir mit diesem Begriff die Gesamtheit unserer Segmente Schaden-Rückversicherung, Finanz-Rückversicherung und Specialty Insurance zusammen.

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

(Versicherungs-)Pool: Risikogemeinschaft in Form einer Gesellschaft bürgerlichen Rechts, zu der sich rechtlich und wirtschaftlich selbstständige Erst- und Rückversicherer zusammenschließen, um für besonders große oder unausgeglichene Risiken eine breitere versicherungstechnische Grundlage zu schaffen. Die Mitglieder verpflichten sich, bestimmte Risiken nur im Rahmen des Versicherungspools zu zeichnen. Sie bringen diese Risiken – unter Aufrechterhaltung ihrer geschäftlichen Selbstständigkeit – gegen Provision in den Versicherungspool ein. An dem Gewinn oder Verlust des Versicherungspools ist jeder Versicherer gemäß seiner Quote beteiligt. Zur weiteren Risikoverteilung werden häufig Rückversicherungen abgegeben oder genommen. Poolarten sind Mitversicherungspools, bei denen alle Mitglieder mit ihren Anteilen als Erstversicherer auftreten und Rückversicherungspools, bei denen ein Erstversicherer die Risiken zeichnet und diese dann über Rückversicherung an die beteiligten Versicherer verteilt.

Portefeuille: a) Alle von einem Erst- oder Rückversicherer insgesamt oder in einem definierten Teilsegment (z. B. Sparte, Land) übernommenen Risiken; b) Nach bestimmten Kriterien gegliederte Gruppe von Kapitalanlagen.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchte (auch: verrechnete) Prämie (auch: Beitrag) ist im Gegensatz zu der verdienten Prämie zeitlich nicht abgegrenzt.

Prämienüberträge (auch: Beitragsüberträge): In einem Bilanzjahr gebuchte Prämie (auch: Beitrag), die periodengerecht dem Folgezeitraum zuzurechnen ist. Mittel zur zeitlichen Abgrenzung der gebuchten (auch: verrechneten) Prämie.

Present value of future profits (PVFP): Immaterieller Vermögensgegenstand, der insbesondere beim Erwerb von Lebens- und Krankenversicherungsunternehmen bzw. einzelnen Versicherungsbeständen entsteht. Der Barwert der erwarteten zukünftigen Erträge aus dem übenommenen Versicherungsbestand wird aktiviert und planmäßig abgeschrieben.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämie sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Quotenrückversicherung: Form der proportionalen Rückversicherung, in der der prozentuale Anteil am gezeichneten Risiko vertraglich festgelegt wird. Da der Erstversicherer Akquisition, Prämienkalkulation, Vertragsverwaltung und Schadenbearbeitung übernimmt, ist der Verwaltungsaufwand beim Rückversicherungsunternehmen sehr gering. Deshalb beteiligt sich dieses über eine Rückversicherungsprovision an den genannten Kosten. Diese Provision kann je nach Markt- und Kostenlage 15 %–50 % der Originalprämie betragen.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Rating: Die systematische Einschätzung von Unternehmen hinsichtlich ihrer → Bonität bzw. der Bonität von → Emittenten durch eine Ratingagentur oder Bank.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu der (Brutto- oder Netto-) Prämie.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fällig-

keit noch nicht bekannt sind. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote, kombinierte: Summe der Schaden- und Kostenquote.

Schadenquote: Verhältnis der Schadenaufwendungen im → Selbstbehalt zu der verdienten (Brutto- oder Netto-)Prämie.

Schaden, versicherter: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Schaden, volkswirtschaftlicher: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden.

Schutzdeckung: Abdeckung von Portefeuillesegmenten eines Versicherungsunternehmens gegen Großschäden (pro Risiko/pro Ereignis) hauptsächlich auf nichtproportionaler Basis.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Der Teil der übernommenen Risiken, den der (Rück-)Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Selbstbehaltsquote: Prozentualer Anteil des Selbstbehalts an der gebuchten Bruttoprämie).

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Marktwert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Marktwert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung für bereits eingetretene, aber noch nicht gemeldete Schäden.

Special Purpose Entity (SPE): Nicht an eine bestimmte Rechtsform gebundene rechtliche Struktur mit spezifischen Merkmalen, deren Zweck in der Ausführung definierter Aktivitäten bzw. dem Halten von Vermögenswerten besteht.

Specialty Insurance: Eine spezielle Form der Schadenerstversicherung. Gegenstand sind eng definierte, homogene Portefeuilles im Nischen- oder sonstigen Nichtstandardgeschäft („Specialty Business"). Dabei können typische Tätigkeiten des Versicherers (Vertrieb, Vertragsabschluss, Policierung, Inkasso, Policenverwaltung, Schadenabwicklung, etc.) an spezialisierte Zeichnungsagenturen („Managing General Agents, MGAs") oder sonstige Verwalter („Third-Party Administrators, TPAs") ausgelagert werden.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Partnerships: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Streubesitz (auch: Free Float): Der Streubesitz bezeichnet den Teil des Aktienkapitals, der von Aktionären mit einem geringen Aktienanteil gehalten wird.

Summenexzedentenrückversicherung: Form der proportionalen Rückversicherung, bei der die Risikoaufteilung zwischen Erst- und Rückversicherer nicht anhand einer vorab vereinbarten festen Quote vorgenommen wird. Vielmehr bestimmt der Erstversicherer eine Versicherungssumme, bis zu der er pro Risiko maximal haften möchte. Die das Maximum übersteigenden Risiken (Exzedenten) werden vom Rückversicherungsunternehmen getragen. Die Anteile des Rückversicherers variieren deshalb in Abhängigkeit von der Höhe des Maximums und der Versicherungssumme des rückversicherten Vertrags. Häufig wird die Haftung des Rückversicherers auch auf ein Vielfaches des Maximums beschränkt.

Survival Ratio: Sie spiegelt das Verhältnis von Schadenreserven zu bezahlten Schäden eines Vertrages oder mehrerer Verträge in einem Bilanzjahr wider.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

Underwriting: Die Prüfung und Einschätzung von (Rück-) Versicherungsrisiken zur Festsetzung einer angemessenen Prämie für das jeweilige Risiko. Der Zweck des Underwritings besteht darin, das Versicherungsrisiko so zu streuen, dass es einerseits für den (Rück-)Versicherten recht

und billig, andererseits für den (Rück-)Versicherer profitabel ist.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Variable Interest Entity: Nicht an eine bestimmte Rechtsform gebundene Gesellschaft, für die das herkömmliche Konsolidierungskonzept basierend auf Stimmrechten nicht ausreicht, um zu bestimmen, wer die Kontrolle ausübt, bzw. in der die Eigenkapitalgeber an den ökonomischen Risiken und Erfolgen nicht beteiligt sind. Die Definition ist weiter gefasst als der ursprünglich verwendete Begriff → Special Purpose Entity (SPE).

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Wahrscheinlichkeitsniveau: Vgl. → Konfidenzniveau

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (auch: zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

STICHWORTVERZEICHNIS

IHRE MEINUNG
ist uns wichtig

Sehr geehrte Leser,

wir sind bestrebt, unseren Geschäftsbericht jedes Jahr zu optimieren. Deshalb würden wir uns freuen, Ihre Meinung zu erfahren. Sie können den Feedback-Bogen per Fax (05 11/56 04-16 48) zurücksenden oder online im Internet bearbeiten unter www.hannover-rueck.de/service/publikationen/feedback

◇ Die Struktur des Geschäftsberichts ist lesefreundlich.

Trifft zu ☐ ☐ ☐ ☐ ☐ ☐ trifft nicht zu

◇ Die Inhalte sind schnell auffindbar.

Trifft zu ☐ ☐ ☐ ☐ ☐ ☐ trifft nicht zu

◇ Die Themen werden ausführlich behandelt.

Trifft zu ☐ ☐ ☐ ☐ ☐ ☐ trifft nicht zu

◇ Über folgende Themen würde ich gern mehr erfahren.

....

....

◇ Sonstige Anmerkungen

....

....

....

....

Name ....

Vorname ....

Straße ....

PLZ .... Ort ....

☐ Aktionär ☐ Analyst ☐ Interessent ☐ Journalist ☐ Zedent

Vielen Dank für Ihre Mühe.

hannover **rück**

Hannover Rückversicherung AG

z. H. Frau Susanne Schumann
Karl-Wiechert-Allee 50

30625 Hannover

Fax: 05 11/56 04-16 48

Hannover
Rückversicherung AG
Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Bildnachweis:

Alamy: Seiten 50/51
Digital Vision: Seiten 28/29
Stone: Seiten 37/38
Zippo, Hamburg: Seiten 1, 6/7

Wir senden Ihnen gern auch Exemplare des Geschäftsberichts der Hannover Rückversicherung AG in Deutsch oder Englisch zu.

Bitte fordern Sie die gewünschte Geschäftsberichtsversion beim Bereich Investor Relations/ Public Relations an:

Tel. 05 11/56 04-18 89, Fax 05 11/56 04-16 48

oder unter www.hannover-rueck.de
im Bereich „Medienzentrum/Publikationen/Geschäftsberichte".

FINANZKALENDER 2006

23. März 2006	Bilanzpressekonferenz Verwaltungsgebäude der Hannover Rückversicherung AG Karl-Wiechert-Allee 50 30625 Hannover
24. März 2006	DVFA-Analystenkonferenz, Frankfurt
24. März 2006	Analystenkonferenz, London
[illegible]2. Mai 2006	Hauptversammlung Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover
[illegible]. Mai 2006	Zwischenbericht 1/2006
08. August 2006	Zwischenbericht 2/2006
[illegible]4. November 2006	Zwischenbericht 3/2006